

2025 Proxy Statement
2024 Form 10-K



2025 Proxy Statement

A Letter from the CEO





Juan R. Luciano

BOARD CHAIR AND CEO

Dear Shareholders,

ADM's focused efforts in 2024 enabled us to manage through external headwinds and deliver across our global network. In a highly dynamic environment, with trade and policy uncertainty around the world, our focus was on balancing both short and long-term opportunities.

We know millions are positively impacted by ADM's health and wellness innovations, a broad range of industries continue to count on our sustainability-centered solutions within their supply chains, and that billions of people around the world count on us for food security.

This is why ADM continues to drive opportunity in areas where our portfolio aligns to current trends – leveraging our R&D expertise to introduce solutions for sugar and sodium reduction, expanding our decarbonization offerings, and finding new opportunities to serve customers through destination marketing.

Despite the challenges posed in 2024, our teams found ways to drive strong outcomes across key areas of the business – from solid crush volumes in our Latin America region, to improved production volumes in starches and sweeteners across the business, to increased operating profits in several product lines for North America.

Our collective efforts delivered $4.2 billion in total segment operating profit, solid cash flow, and supported a full-year adjusted earnings per share of $4.74 in 2024.* Enabled also by a strong balance sheet, ADM returned capital to stockholders, with more than $3.3 billion in share repurchases and dividends, all while maintaining our leverage ratio at our desired target and our track record of more than 50 consecutive years of annual dividend increases.

Over the last year, we made significant progress to strengthen our internal controls, strengthening our finance team and bolstering our work to prioritize accuracy, integrity and transparency in the enhancement of our reporting processes.

We also continued our focus on safety excellence across our operations, delivering a more than 35% year-over-year reduction in tier 1 and 2 process safety incidents. Our people remain our top priority in everything we do, with our leadership team prioritizing the engagement and development of our more than 44,000 employees.

Looking ahead to 2025, our priority focus areas include:

- **Continuing to focus on execution and cost management** to drive savings to the bottom line while ensuring that we're managing our assets and overall network as effectively as possible.

- **Identifying strategic simplification opportunities across the portfolio** to maximize efficiency and focus across our business.

- **Continuing our progress in strengthening our internal controls** to further enhance the accuracy, integrity and transparency in our reporting processes.

- **Focusing on organic investment in proven winners** across our global portfolio, focused on segments where we can maximize growth and differentiation.

- **Maintaining a disciplined approach to capital allocation** to deliver return of cash to shareholders through dividends and selective share repurchases.

Thank you for your continued support of ADM. We look forward to building on our 120-plus years of history to deliver a solid year in 2025.

Sincerely yours,

Juan R. Luciano

Juan R. Luciano
Board Chair, CEO and President

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* 2024 total segment operating profit and adjusted earnings per share are non-GAAP financial measures that exclude certain items from the comparable GAAP measure. For a reconciliation of these non-GAAP items to GAAP, please refer to Annex A to this proxy statement.

A Letter from the Lead Director



Terrell K. Crews

L E A D   D I R E C T O R

Dear Fellow Shareholders,

As we turn from 2024 to 2025, I'd like to thank you, on behalf of ADM's Board, for your continued trust in our company. We know that trust must be earned, particularly following a year that posed both internal and external challenges, and the full Board is committed to doing so.

ADM has a strong legacy of value creation and innovation which deliver a better future for millions of lives every day. We remain committed to unlocking the power of nature and the possibilities that solutions from nature provide to many industries, and we continue to focus our oversight on ensuring ADM is positioned to create sustainable value for our stockholders and other critical stakeholders.

Throughout last year the Board worked closely with the management team to ensure integrity of ADM's internal controls and financial reporting. We are confident in ADM's strengthened and refreshed corporate finance team to ensure our growth strategy is underpinned by our strong financial governance foundation, grounded in transparency and accountability.

In November 2024, we welcomed AT&T SVP and General Counsel David McAtee as our new independent director. David brings extensive expertise in strategic planning, governance, risk management, data security and shareholder engagement. He has already provided significant contributions to the Board's oversight of ADM's growth strategy and compliance initiatives, and we look forward to his continued contributions.

As a part of the Board's priority to maintain leading corporate governance practices, we continued a practice of ongoing director refreshment, evidenced by the five new independent directors appointed to the Board since 2019.

In line with best-in-class governance practices, we offered engagement opportunities in 2024 to stockholders that cumulatively represent more than 50% of outstanding shares to provide updates on our key initiatives and better understand their stewardship priorities. We value our ongoing conversations with investors, as their perspectives and feedback continue to inform the Board's priorities.

The full Board is confident in the current leadership team's execution of our growth strategy and on behalf of ADM, we thank you for your continued confidence in the business.

Sincerely yours,

Terrell K. Crews
Lead Director

ARCHER-DANIELS-MIDLAND COMPANY
77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601

Notice of Annual Meeting

To All Stockholders:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Archer-Daniels-Midland Company, a Delaware corporation, will be held on Thursday, May 8, 2025, commencing at 8:00 A.M. Central Time. The annual meeting will be a completely virtual meeting of stockholders. You may attend the online meeting, submit questions, and vote your shares electronically during the meeting via the internet by visiting www.virtualshareholdermeeting.com/ADM2025. To enter the annual meeting, you will need the 16-digit control number that is printed on your Notice of Internet Availability of Proxy Materials. We recommend that you log in at least 15 minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting on May 8, 2025.

Date and Time	Location	Record Date
Thursday, May 8, 2025 **8:00 A.M. CT**	**Virtual Meeting** www.virtualshareholdermeeting.com/ADM2025	**Friday, March 14, 2025**







Items to Be Voted On

At the annual meeting, you will be asked to consider and vote on the following matters:

ITEM		PAGE REFERENCE	VOTING RECOMMENDATION
1.	To elect directors to hold office until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified;	**8**	**FOR**
2.	To consider an advisory vote on the compensation of our named executive officers;	**38**	**FOR**
3.	To ratify the appointment of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 2025;	**86**	**FOR**
4.	To consider and act upon a stockholder proposal to remove the one-year holding period requirement to call a special stockholder meeting; and	**90**	**AGAINST**
5.	To transact such other business as may properly come before the meeting.		

How to Vote

Internet
Vote using your smartphone or computer

Call
Call the toll-free number listed on your proxy card

Mail
Complete, sign and return your proxy card

Virtual Meeting
Vote online during the meeting

By Order of the Board of Directors

Regina B Jones

REGINA B. JONES, CORPORATE SECRETARY
March 25, 2025



IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 8, 2025: THE 2025 PROXY STATEMENT AND 2024 ANNUAL REPORT ON FORM 10-K ARE AVAILABLE AT www.proxyvote.com

We encourage our stockholders to enroll in voluntary e-delivery for future proxy materials. Electronic delivery is convenient and provides immediate access to these materials. This will help us save printing and mailing expenses and reduce our impact on the environment. Follow the simple instructions at www.proxyvote.com.

Table of Contents

Proxy Highlights



Our Company Overview

ADM unlocks the power of nature to enrich the quality of life	ADM is an essential global agricultural supply chain manager and processor, a premier human and animal nutrition provider, a trailblazer in groundbreaking solutions to support healthier living, an industry-leading innovator in bio-based consumer and industrial solutions, and a leader in business-driven sustainability efforts that support a strong agricultural sector, resilient supply chains, and a vast and growing bioeconomy.

ADM powers industries ranging from sports drinks to biofuels, home care to home insulation, probiotics to pet treats. We partner with growers in the world's most productive agricultural regions to purchase crops, utilize our unparalleled transportation and logistics network to move those crops from areas of supply to areas of demand, and wield cutting edge technologies to transform them into an unmatched array of innovative food, feed, fuel and consumer and industrial products for customers around the globe. |

Three Reportable Segments

Ag Services and Oilseeds	Carbohydrate Solutions	Nutrition

This Proxy Highlights section is a summary of certain key disclosures in this proxy statement. This is only a summary, and it may not contain all of the information that is important to you. For more complete information, please review this proxy statement in its entirety as well as our 2024 Annual Report on Form 10-K. As used in this proxy statement, "ADM" or the "Company" refers to Archer-Daniels-Midland Company. The information contained on adm.com or any other website referred to in this proxy statement is provided for reference only and is not incorporated by reference into this proxy statement. Our corporate headquarters and principal executive office address is 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601. This proxy statement and accompanying materials were first provided to stockholders on or about March 25, 2025.

Forward-Looking Statements

This proxy statement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements, other than statements of historical fact included in this proxy statement, are forward-looking statements. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "outlook," "will," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements the Company makes relating to its future results and operations, growth opportunities, pending litigation and investigations, and timing of the remediation of the Company's material weakness in the Company's internal control over financial reporting are forward-looking statements. All forward-looking statements are subject to significant risks, uncertainties, and changes in circumstances that could cause actual results and outcomes to differ materially from the forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions, and uncertainties, including, without limitation, those that are described in Item 1A, "Risk Factors" included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, as may be updated in subsequent Quarterly Reports on Form 10-Q. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Except to the extent required by law, Archer-Daniels-Midland Company does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement whether as a result of new information, future events, changes in assumptions, or otherwise.

Our Strategy

Our path to sustainable long-term growth and earnings is powered by our work spanning productivity and innovation, underpinned by a culture grounded in our values of integrity, respect, excellence, resourcefulness, teamwork and responsibility.

Productivity	Innovation	Culture

2024 Financial and Operational Highlights*

2024 Revenue	**Adjusted** Earnings Per Share	**Total** Segment Operating Profit	**Trailing 4Q** Adjusted ROIC
$85.5B	**$4.74**	**$4.2B**	**8.3%**

CREATING VALUE FOR CUSTOMERS AND STOCKHOLDERS

Raised quarterly dividend by 11%; 52 consecutive years of dividend increases	**$3.3B returned to stockholders** via dividends & share repurchases	Extended existing share repurchase program by 100 million shares

FY 2024 HIGHLIGHTS

- Announced regenerative agriculture partnerships with Mars, Ooni Pizza Ovens

- Recognized as a Top Employer 2024 in Europe, China, Singapore and Brazil

- Advanced Innovafeed partnership with opening of a pilot plant in Decatur

- Regenerative agriculture program named to Fast Company's 2024 World Changing Ideas

- Launched Gradable joint venture

- Launched partnership for electric vehicle deliveries in UK

- Unveiled portfolio of GLP-1 supportive solutions

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*   The 2024 Financial and Operational Highlights above refer to non-GAAP, or "adjusted," financial measures that exclude certain items from the comparable GAAP measure. For a reconciliation of these non-GAAP items to GAAP, please refer to Annex A to this proxy statement.



Executive Compensation Highlights

COMPENSATION OBJECTIVES

Reinforce Performance	**Emphasize the Long-Term**	**Focus on Results**	**Remain Market Competitive**	**Maintain Internal Equity**
Link short- and long-term compensation with individual and Company performance	Structure executive compensation to include a significant percentage of long-term equity awards	Reward executives for long-term stockholder value creation, excellence in leadership, and implementing our business strategy	Provide compensation that is consistent with the scope of responsibilities of the role with other comparable organizations to attract and retain high quality executive talent	Structure compensation and benefit programs with consistent features for employees and executives across the organization

PREDOMINANTLY AT-RISK TARGET COMPENSATION MIX

CEO PAY MIX



Long-Term Incentive

Performance-Based Pay

6.7%
13.5%
31.9%
47.9%

■ Base
■ Annual Incentive Bonus
■ PSUs
■ Time-Vested RSUs

61.4%
Performance-Based Pay

AVERAGE OTHER NAMED EXECUTIVE OFFICERS PAY MIX



Long-Term Incentive

Performance-Based Pay

18.3%
17.5%
25.7%
38.5%

■ Base
■ Annual Incentive Bonus
■ PSUs
■ Time-Vested RSUs

56.0%
Performance-Based Pay

FY 2024 COMPENSATION HIGHLIGHTS

- Earned incentives reflected Company performance — The Company performance component of the annual incentive for 2024 was 30.4% out of 75% target.

- LTI based on long-term results — Performance share units ("PSUs") for 2022 – 2024 were 112% of target.

- Exercise of Negative Discretion — Although no named executive officer ("NEO") of the Company has been found to have engaged in improper conduct, to ensure accountability and clarity of our priorities, the Board determined that it was appropriate for the Compensation and Succession Committee to exercise negative discretion to reduce the payout percentage under the Company performance component of the 2024 annual cash incentive program and the shares earned for the 2022 PSUs for select participants. This negative discretion was applied to certain NEOs who were in relevant leadership positions during the applicable period.

Annual Incentive Payouts
35%—65%

Long-Term Incentive Payouts
56%—112%

The above reflect payouts to our current employees who are NEOs



Corporate Governance Highlights

The Board of Directors plays a critical role as a long-term steward of ADM. The Board is committed to enhancing the success and value of our Company for its stockholders, as well as for other stakeholders such as employees, business partners, and communities. The Board recognizes the importance of good corporate governance and understands that transparent disclosure of its governance practices helps stockholders assess the quality of our Company and its management and the value of their investment decisions.

ADM's corporate governance practices are intended to ensure independence, transparency, management accountability, effective decision making, and appropriate monitoring of compliance and performance. We believe that these strong corporate governance practices, together with our enduring corporate values and ethics, are critical to providing lasting value to the stockholders of our Company.

Board Compensation	**Independent Board Leadership**	We have an independent Lead Director who is selected by the independent directors. The Lead Director has broad authority as described on page 24.
	Independent Directors	11 of 12 of our director nominees (all except CEO) are independent, and only independent directors serve on the Audit, Compensation and Succession, Nominating and Corporate Governance, and Sustainability and Technology Committees.
	Regular Executive Sessions	Our independent directors meet in executive session at each regular board meeting.
	Age and Public Board Limits	Individuals cannot stand for election as a director once they reach age 75. Our Corporate Governance Guidelines limit our directors to serving on no more than four public company boards, or three if a director is a sitting CEO.
Governance Practices	**Annual Board Evaluations**	The Board and each standing committee annually conduct evaluations of their performance. Directors annually evaluate the performance of their Board peers. Outcomes of the evaluations enhance the Board oversight process and are considered as part of the director nomination process.
	Oversight of Key Issues	Our Board committees provide Board-level oversight of a wide range of critical issues, including corporate strategy, financial reporting, sustainability strategy and risks, health and safety, talent strategy, executive succession planning, cybersecurity, and political activities.
	Stockholder Engagement Program	Independent directors lead bi-annual stockholder engagement outreach to provide updates on our key initiatives and better understand stockholders' stewardship priorities. For more details, see page 35.
Alignment with Stockholders	**Majority Vote Standard for Director Election**	We use a majority vote standard for uncontested director elections, with a plurality carve-out for contested elections.
	Proxy Access Rights	Our bylaws include a proxy access provision under which a stockholder or group of up to 20 stockholders that has owned at least 3% of our common stock for at least 3 years may submit nominees for up to 20% of the board seats for inclusion in our proxy statement.
	Special Meeting Rights	Holders of 10% or more of our common stock have the ability to call a special meeting of stockholders.
	Stock Ownership Guidelines	Robust stock ownership requirements are in place for directors (5x maximum annual cash retainer) and executive officers (10x base salary for the CEO and 4x base salary for other NEOs).
	No Hedging or Pledging	We have policies prohibiting directors and officers from trading in derivative securities of our Company and from pledging any Company stock.

Board of Directors Highlights

Our Board is comprised of directors with a broad diversity of perspectives who have a variety of skills and experience for effective oversight of the Company's strategy. The following tables provide information about our director nominees' personal characteristics, including gender, age, and tenure, as well as the key skills each brings to the Board. More detailed information is provided in each director nominee's biography beginning on page 10.

Board Structure and Composition

Chairman Classification	Combined
Independent Lead Director	Yes
Director Term	One Year
Number of Directors	12
% Independent	92%
% Overall Diversity	58%
% Racial / Ethnic Diversity	42%
% Women	33%
Average Director Tenure (Years)	8
Average Director Age	63



DIRECTOR OVERVIEW

Director		Director Since	Age	Gender	Committees	Brings to the Board
	Michael S. Burke	2018	61	M	A (*C*), NCG	Successful track record of driving the evolution of global businesses, strategic planning, international market dynamics, and overseeing risk management
	Theodore Colbert III	2021	51	M	CS, ST	Expertise in information technology, cybersecurity, automation, data and analytics, corporate leadership, and international business experience
	James C. Collins, Jr.	2022	62	M	A, CS	Executive leadership background in global agriculture and food science innovation, extensive sales and marketing expertise and an understanding of agricultural sustainability and M&A
	Terrell K. Crews *Lead Independent Director*	2011	69	M		Expertise with the international agricultural industry, business transformation, and agri-business operations, as well as with corporate finance and M&A activity
	Ellen de Brabander	2023	62	F	A, ST	Broad scientific background, R&D expertise and a strong track record of innovation in several consumer industries including human nutrition, life sciences and animal health
	Suzan F. Harrison	2017	67	F	ST (*C*), A	Executive experience in operational management and a deep understanding of consumer trends, sales and marketing and developing customer-driven innovation
	Juan R. Luciano *Board Chair, CEO, and President*	2014	63	M		Experience with ADM's major growth drivers, sales and marketing efforts, strategy development, and the accelerated deployment of technological innovation to meet customer needs
	David R. McAtee II	2024	56	M	NCG, CS	Experience with strategic planning, governance, risk management, and data security, and a successful track record of engaging key government and institutional stakeholders
	Patrick J. Moore	2003	70	M	NCG (*C*), A	Financial expertise and substantial executive leadership experience in international banking and finance, strategy development, commodity management, and operations management
	Debra A. Sandler	2016	65	F	A, NCG	Marketing and operating experience, understanding of consumer behavior, and a proven record of creating, building, enhancing, and leading well-known consumer brands
	Lei Schlitz	2019	58	F	CS, ST	Experience in strategy development, M&A, growth initiatives, and operational excellence at an international scale, as well as R&D expertise within the food science sector
	Kelvin R. Westbrook	2003	69	M	CS (*C*), NCG	Valuable insights on consumer trends and preferences, extensive information technology and cybersecurity experience, and significant legal expertise in M&A and risk management

Committee Key:

A = Audit, CS = Compensation and Succession, NCG = Nominating and Corporate Governance, ST = Sustainability and Technology, *C* = Chair



Corporate Social Responsibility Program Highlights

At ADM, corporate social responsibility is foundational to the Company's purpose and culture, and integral to the work we do every day to serve customers and create value for stockholders.

ADM's Board of Directors actively oversees the Company's sustainability strategy through a Board-level Sustainability and Technology Committee that receives quarterly updates from our management team on all priority sustainability topics.

Our Corporate Sustainability Report contains specific data and disclosures and is available on our website at http://www.adm.com/sustainability-report. Data for 2024 is expected to be provided in an updated Corporate Sustainability Report after the date of this proxy statement.

OUR PRIORITIES		SELECT HIGHLIGHTS
FEED THE WORLD	*Food Quality and Safety*	• Increased the number of Global Food Safety Initiative (GFSI) certified sites
	Food Security	• Maintain Food Safety and Quality Program built around three pillars: achieving best in class food safety, maintaining a culture of quality, and leveraging innovation and technology
	Food Access	• Renewed partnership with the Food Fortification Initiative to combat hidden hunger for one billion people globally
PROTECT NATURE	*Climate Impact*	• As part of our Strive 35 strategy, reduced our combined Scope 1 + 2 GHG emissions over our 2019 baseline
	Energy Usage	• Reduced energy intensity over our 2019 baseline
		• Implemented several capital projects and operations improvements that, combined, are expected to yield over 600,000 MWh in energy savings
	Biodiversity / Habitat	• Conducted a deforestation risk assessment for globally purchased commodities to support our efforts to achieve a deforestation-free supply chain by end of 2025
		• Continued to make progress to meet our commitment to be 100% conversion-free in defined high-risk areas: direct sourcing by 2025 and indirect sourcing by 2027
	Regenerative Agriculture	• Expanded regenerative agriculture program, increasing acreage and downstream partnerships
	Water Usage	• Reduced absolute water withdrawal for 2024 over our 2019 baseline
		• Completed two large scale projects that, combined, are expected to yield approximately 1,000,000 m3 in water savings
ENRICH LIVES	*Employee Safety*	• Continued to advance our safety record with more than 35% year-over-year reduction in Tier 1 and 2 process safety incidents across our global network
	Human Rights	• Hosted 32 third-party responsible sourcing audits across nine countries and expanded the program to our supply chain, monitoring the performance of over 900 suppliers
	Communities	• ADM Cares, our social investment program, contributed $15.6M in 2024 to projects and organizations driving meaningful progress on our business impact initiatives


Voting Matters and Board Recommendations

Proposal	Board Voting Recommendation	Page Reference
Proposal No. 1—Election of Directors for a One-Year Term	FOR	8
Proposal No. 2—Advisory Vote on Executive Compensation	FOR	38
Proposal No. 3—Ratification of Appointment of Independent Registered Public Accounting Firm (Ernst & Young LLP)	FOR	86
Proposal No. 4—Stockholder Proposal to Remove the One-Year Holding Period Requirement to Call a Special Stockholder Meeting	AGAINST	90

Proposal No. 1 — Election of Directors for a One-Year Term

The Board of Directors currently consists of twelve members. The Board, acting on the recommendation of the Nominating and Corporate Governance Committee, has nominated each of the current directors for re-election at the annual meeting. One of our current directors, David R. McAtee II, is standing for election to serve as a director of the Company for the first time at this year's annual meeting. Mr. McAtee was identified as a director candidate through a recommendation from Korn Ferry, a talent search and consulting firm. After an evaluation and recommendation by the Nominating and Corporate Governance Committee, the Board elected Mr. McAtee to the Board in November 2024. Please note:

- Proxies cannot be voted for a greater number of persons than twelve, which is the number of nominees.

- Unless you provide different directions, we intend for Board-solicited proxies (like this one) to be voted for the nominees named below.

- If any nominee for director becomes unable to serve as a director, the persons named as proxies may vote for a substitute who will be designated by the Board. Alternatively, the Board could reduce the size of the Board.

- This year's election was determined to be an uncontested election, and the majority vote standard will apply. For more details on the voting standard, see below under "Commonly Asked Questions and Answers about the Annual Meeting."

- If elected, the nominees would hold office until the next annual stockholders' meeting and until their successors are elected and qualified.

If a nominee who is serving as a director is not elected at the annual meeting, Delaware law provides that the director would continue to serve on the Board as a "holdover director." However, under our Corporate Governance Guidelines, each director annually submits an advance, contingent, irrevocable resignation that the Board may accept if the director fails to be elected through a majority vote in an uncontested election. In that situation, the Nominating and Corporate Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation. The Board will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days after the date that the election results are certified. The Board will nominate for election or re-election as director, and will elect as directors to fill vacancies and new directorships, only candidates who agree to tender the form of resignation described above. If a nominee who was not already serving as a director fails to receive a majority of votes cast at the annual meeting, Delaware law provides that the nominee does not serve on the Board as a "holdover director."

The information below describes, as applicable, the nominees, their ages, positions with our Company, principal occupations, current directorships of other publicly owned companies, directorships of other publicly owned companies held within the past five years, the year in which each first was elected as a director, and the number of shares of common stock beneficially owned as of March 21, 2025, directly or indirectly. Unless otherwise indicated, and subject to community property laws where applicable, we believe that each nominee named in the table below has sole voting and investment power with respect to the shares indicated as beneficially owned. The Board has no reason to believe that any nominee will be unable to serve as a director.

 **The Board of Directors recommends a vote** FOR **the election of the twelve nominees named below as directors. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.**


Director Nominee Qualifications, Skills, and Experience

The following chart provides summary information about each of our director nominees' qualifications, skills, and experience. More detailed information is provided in each director nominee's biography beginning on the next page.

	M. S. Burke	T. Colbert	J. C. Collins, Jr.	T. K. Crews	E. M. M. de Brabander	S. F. Harrison	J. R. Luciano	D. R. McAtee II	P. J. Moore	D. A. Sandler	L. Z. Schlitz	K. R. Westbrook
CEO Leadership CEO experience at a large public company.	●		●				●		●			
Finance / Accounting Experience in positions requiring financial knowledge and analysis or overseeing internal controls and reporting of public company financial and operating results, including as chief financial officer and/or in accounting, corporate finance, or treasury functions.	●			●					●			
International Business Experience working outside the U.S. or overseeing a global business.	●	●	●	●	●	●	●	●	●		●	
Agriculture / Food / Retail Consumer Experience in agriculture, food, or retail consumer businesses or industries.			●	●	●	●	●	●		●		●
M&A Experience implementing growth strategies, establishing partnerships, identifying opportunities, and analyzing cultural and strategic fit in connection with mergers, acquisitions, divestitures, and other strategic transactions.	●	●	●	●	●	●	●	●	●		●	●
Risk Management Experience assessing and reviewing material risk exposures and the measures to manage and mitigate material risks, including in the areas of operations, health and safety, climate change, cybersecurity, government, regulatory, and public policies.	●	●		●	●		●	●	●			●
Sustainability / Environmental / Social Experience overseeing environmental impact, corporate social responsibility, or sustainability strategies or initiatives.	●		●	●	●	●	●	●	●	●	●	
Sales / Marketing Experience involving branding, marketing, and sales at a global scale and in key markets.		●	●			●	●			●	●	
Project Management Experience overseeing or managing large or complex projects, including in the areas of manufacturing, supply chain, logistics, engineering, construction, and M&A integration.	●	●	●		●		●	●	●		●	
Food Science / R&D Experience in scientific, research, or product development roles, particularly in agricultural, nutrition, health and wellness, and food and life sciences.			●		●		●			●	●	
Information Technology / Cybersecurity Experience in positions requiring information technology knowledge or overseeing information technology functions, including data management and cybersecurity.		●			●							●

Four of our director nominees (Messrs. Crews, Moore, and Westbrook and Ms. Harrison) have earned recognition as part of the NACD Directorship 100™ from the National Association of Corporate Directors (NACD), a leading independent not-for-profit organization dedicated to enhancing corporate governance to drive economic opportunity and positive change in business and the communities they serve. The annual NACD Directorship 100™ celebrates and recognizes the most influential directors and leaders in the corporate governance community who have demonstrated excellence in the boardroom through innovation, courage, and integrity.



Director Nominees



Michael S. Burke

Age: 61

Director since: 2018

Board Committees: Audit (Chair); Nominating and Corporate Governance

Common stock owned: 17,940 (1)

Percent of class: *

Qualifications, Skills, and Experience

CEO Leadership

Finance / Accounting

International Business

M&A

Risk Management

Sustainability / Environmental / Social

Project Management

Mr. Burke brings deep expertise in driving the evolution of **global businesses**, strategic planning, **international market dynamics**, and overseeing **risk management** from his tenure as **Chair and CEO of AECOM**, a Fortune 500 company that designs, builds, finances and operates infrastructure assets in more than 150 countries. He also contributes his significant experience leading companies through transformation, developed through his roles at AECOM, where he played a key role in preparing the company for its IPO in 2007, and spearheaded international business development and **M&A** strategy. At AECOM, Mr. Burke also transformed one of the firm's subsidiaries into a leading environmental engineering firm, developing significant **sustainability** expertise, which he has further developed through serving on the boards of CarbonCure and Nexii Building Solutions, companies focused on reducing harmful emissions in the construction process. He also brings expertise in **finance, accounting**, and tax matters drawing on his experience as a Chief Financial Officer and his 15-year career at KPMG advising public companies.

Public Boards

- **PRIOR** (within past 5 years): AECOM (Chairman)

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** Universal Engineering Sciences (Chair); Stratus (Chair); SitelogIQ (board member); CarbonCure (board member); American Institute of Certified Public Accountants (member); California Bar Association (member); Eldridge ACRE Partners (Chairman)
- **PRIOR:** Business Roundtable (board member; Chair, Infrastructure Committee); Children's Bureau (Vice Chair); World Economic Forum (Co-Chair, Steering Committee, Infrastructure and Urban Development); Nexii Building Solutions (board member)

Career Highlights

- **AECOM** (a global infrastructure firm)
  - Chairman and Chief Executive Officer (2015-2020)
  - Chief Executive Officer (2014-2015)
  - President (2011-2014)
  - Other leadership roles (2005-2011), including Chief Financial Officer (2006-2011)
- **KPMG LLP**
  - Member of Board of Directors (2000-2005)
  - Partner (1995-2005)
  - Various roles (1990-1995)





Theodore Colbert

Age: 51

Director since: 2021

Board Committees: Compensation and Succession; Sustainability and Technology

Common stock owned: 12,515 (2)

Percent of class: *

Qualifications, Skills, and Experience

International Business

M&A

Risk Management

Sales / Marketing

Project Management

Information Technology / Cybersecurity

Mr. Colbert brings extensive corporate leadership experience to the Board, along with his deep expertise in **information technology**, **cybersecurity**, data and analytics, and automation, which he acquired over his nearly three-decade career overseeing information technology, data security and architecture at several global market-leading companies. His most recent positions at Boeing further developed his sales and marketing capabilities, **M&A** experience, government regulation experience, and expertise in **international business** dynamics, including while serving in his role as President and CEO of its Global Services business that provided services to global customers across all OEMs and in his role as President and CEO of its Defense, Space & Security business that provided solutions across defense, government, space, intelligence, and security to customers worldwide. Leading global businesses focused on serving security and national defense companies distinguishes Mr. Colbert as an expert in world-class information security systems and **risk management**. This expertise has been honored with numerous prestigious awards throughout his career, including most recently the 2022 Black Engineer of the Year Award and the 2022 ORBIE Award for Leadership, being named the 2021 Capital CIO of the Year and one of the Most Influential Black Executives in Corporate America by Savoy magazine in 2020 and 2021, as well as being the first recipient of the Fisher Center prize for Excellence in Driving Transformation from the Fisher Center For Business Analytics at Berkeley.

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** New Leaders (Chair); The Executive Leadership Council (member); Thurgood Marshall College Fund (Co-Vice Chair); Virginia Tech Innovation Campus Advisory Board (board member); National Academy of Engineering (member); Yellow (member); Georgia Tech Foundation (Trustee)
- **PRIOR:** Georgia Tech President's Advisory Board (two terms); National Space Council Users Advisory Group; DC College Access Program; Aeorspace Industries Association

Career Highlights

- **Boeing** (a global aerospace company)
  - Executive Vice President of The Boeing Company and President and Chief Executive Officer of Boeing Defense, Space & Security (2022-2024)
  - Executive Vice President of The Boeing Company and President and Chief Executive Officer of Boeing Global Services (2019-2022)
  - Chief Information Officer and Senior Vice President of Information Technology & Data Analytics (2016-2019)
  - Chief Information Officer and Vice President of Information Technology Infrastructure (2013-2016)
  - Other leadership roles (2009-2013)
- **Citigroup**
  - Senior Vice President of Enterprise Architecture (2007-2009)
- **Ford Motor Company**
  - Various roles in the Information Technology organization (1996-2007)




James C. Collins, Jr.

Age: 62

Director since: 2022

Board Committees: Audit; Compensation and Succession

Common stock owned: 7,398 (1)

Percent of class: *

Qualifications, Skills, and Experience

CEO Leadership

International Business

Agriculture / Food / Retail Consumer

M&A

Sustainability / Environmental / Social

Sales / Marketing

Project Management

Food Science / R&D

Mr. Collins contributes to the Board deep expertise in global agriculture and food science innovation developed over his extensive **executive leadership** experience in the **food and agriculture industry**. During his tenure leading agriculture business lines at DuPont and Dow DuPont, and most recently as the **CEO of Corteva** – the public spin-off of Dow DuPont's crop protection and agrisciences divisions with a **global scale** – he oversaw the launch of numerous new products and drove strong growth in their **R&D and innovation pipelines**. His experience leading the integration of legacy DuPont and Dow agricultural businesses to drive preparation for Corteva's spin also enhances the Board's **M&A** and **corporate governance** expertise. He also brings extensive **sales and marketing** experience, beginning as a sales representative early in his career and later taking on leadership roles with responsibility for implementing multi-channel, multi-brand growth strategies. Through his work in agriculture supply chains, Mr. Collins has also developed a keen understanding of how to support and partner with global farmers to improve the **sustainability** of the agriculture and nutrition value chains. During his time at Corteva, he led a comprehensive array of initiatives to enhance sustainability, with a strong focus on helping farmers lead with new practices and innovations. He currently serves on the boards of Vestaron Corporation and Pivot Bio, private companies dedicated to improving the safety, efficacy and sustainability of crop protection through migration from synthetic pesticides to peptide-based biopesticides.

Public Boards

- **PRIOR** (within past 5 years): Corteva, Inc.; Cibus, Inc.

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** Vestaron Corporation (board member); Pivot Bio (board member); University of Delaware College of Agriculture and Natural Resources (Advisory Committee member)
- **PRIOR:** CropLife International (board member); University of Delaware's Alfred Lerner College of Business & Economics (advisory board member); US China Business Council (member); Business Roundtable (Special Committee on Equity and Racial Justice; Climate Policy Committee; Trade Committee); National 4-H Council (board member); Hagley Museum and Library (board of trustees member); University of Tennessee Loan Oaks Farm (advisory council member); Longwood Botanical Gardens (board of trustees member)

Career Highlights

- **Corteva, Inc.** (a global agricultural and seed company)
  - Chief Executive Officer (2019-2021)
- **DowDuPont**
  - Chief Operating Officer (2017-2019)
- **DuPont**
  - Executive Vice President (2014-2017)
  - Senior Vice President (2013-2014)
  - President Industrial Biosciences (2011-2013)
  - VP Acquisitions and Integration – Danisco (2011)
  - President Crop Protection (2003-2010)





Terrell K. Crews

Lead Director

Age: 69

Director since: 2011

Common stock owned: 59,783 (3)

Percent of class: *

Qualifications, Skills, and Experience

Finance / Accounting

International Business

Agriculture / Food / Retail Consumer

M&A

Risk Management

Sustainability / Environmental / Social

Mr. Crews, who has served as our independent Lead Director since May 2023, contributes to the Board deep expertise in the **international agricultural industry**, business transformation, and agri-business operations gained over his 32-year career at Monsanto, a global agrochemical and agricultural biotechnology company. Serving in his role as **Chief Financial Officer** at Monsanto for nearly a decade, Mr. Crews oversaw corporate finance and reporting in addition to capital allocation strategies. His other roles with the company included helming the **global vegetable business**, assignments in Latin America, and leading financial operations for its Asia-Pacific business, which gave him significant expertise in **risk management** and strategic planning. Mr. Crews also has experience leading financing for **M&A** activity and other corporate transactions, including overseeing the financial integration of 11 acquired seed companies as head of finance for Monsanto's Global Seed Group. His long tenure in agricultural industry executive leadership led him to develop a keen understanding of evolving views of broad stakeholder groups on **sustainability** and contributed to his experience developing capital allocation strategies aligned with corporate sustainability priorities. Recognized by the **NACD Directorship 100™** for his leadership, excellence, and integrity in corporate governance, Mr. Crews is well-qualified to serve in the role of Lead Director. Additionally, having served on the Board since 2011, his tenure enables him to have a deep understanding of the Company's strategy, business, products, and goals, allowing him to more effectively provide independent strategic leadership to the Company.

Public Boards

- **CURRENT**: Smurfit WestRock plc (f/k/a WestRock Company)
- **PRIOR** (within past 5 years): Hormel Foods Corporation

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** Freed-Hardeman University (board member); Teay's River Investments (board member)

Career Highlights

- **Monsanto Company** (a global agricultural and seed company)
  - Executive Vice President, Chief Financial Officer and Vegetable Business CEO (2007-2009)
  - Executive Vice President and Chief Financial Officer (2000-2007)
  - Various other roles (1977-2000)





Ellen de Brabander

Age: 62

Director since: 2023

Board Committees: Audit; Sustainability and Technology

Common stock owned: 5,470 (1)

Percent of class: *

Qualifications, Skills, and Experience

International Business

Agriculture / Food / Retail Consumer

M&A

Risk Management

Sustainability / Environmental / Social

Project Management

Food Science / R&D

Information Technology / Cybersecurity

Dr. de Brabander brings to the Board a broad scientific background and a strong track record of **innovation** in several **consumer** industries including human nutrition, life sciences and animal health. In her current role as Executive Vice President of Innovation and Regulatory Affairs at Elanco, Dr. de Brabander utilizes her **R&D** expertise driving early and late-stage pipeline execution across pet health and farm animals, including nutritional health solutions. This deep research and innovation expertise was fostered in her previous role as senior vice president for **R&D** at PepsiCo, with company-wide responsibility for food safety, quality, regulatory and digital transformation. She also led **R&D** operations for **global businesses**, including Merial (now Boehringer Ingelheim), Intervet (now Merck Animal Health) and DSM, and brings extensive experience with **information technology**, having served as the Chief Technology Officer for Merial. In addition to her corporate success, she has been a founding board member of EIT (European Institute of Technology) and founding CEO of EIT Food, the largest public-private partnership in the food sector. Dr. de Brabander earned her Ph.D. cum laude in bio-organic chemistry from Leiden University in the Netherlands and completed her post-doctoral work in molecular biology at the Massachusetts Institute of Technology (MIT) in the group of Prof. Dr. H.G. Khorana, a Nobel laureate. She is the co-author of over 60 publications in scientific journals, holds 18 patents, and has received multiple awards for her research.

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** PeakBridge (scientific advisory board member and investment committee member); Brabantse Ontwikkel Maatschappij (a regional development organization in The Netherlands) (board member); Sanquin Health Solutions (board member); Brightlands Venlo (food/ agro innovation campus and ecosystem in The Netherlands) (board president); Lohmann Therapy Systems (vice-chair)
- **PRIOR:** New York Academy of Sciences (board member); Open University, The Netherlands (board member)

Career Highlights

- **Elanco** (a global leader in animal health)
  - Executive Vice President, Innovation and Regulatory Affairs (2021-present)
- **PepsiCo**
  - Senior Vice President, R&D Technical Insights, Digital Solutions, and Compliance (2014-2021)
- **EIT Food** (food innovation community supported by the EU)
  - Interim Chief Executive Officer (2016-2018)
- **Merial** (now part of Boehringer Ingelheim Animal Health)
  - Chief Technology Officer (2008-2014)





Suzan F. Harrison

Age: 67

Director since: 2017

Board Committees: Audit; Sustainability and Technology (Chair)

Common stock owned: 18,055 (1)

Percent of class: *

Qualifications, Skills, and Experience

International Business

Agriculture / Food / Retail Consumer

M&A

Sustainability / Environmental / Social

Sales / Marketing

In her four decades of executive leadership positions at Colgate-Palmolive, a global consumer products company focused on the production, distribution and provision of household, healthcare and personal care, Ms. Harrison has gained extensive experience in operational management and **M&A**. She acquired deep understanding of evolving **consumer** trends, **sales and marketing** and development of customer-driven innovation as Vice President of Marketing for Colgate U.S. She also built her **research and development** experience overseeing the new products development process for retail customers in oral care, pet nutrition and oral pharmaceuticals. Ms. Harrison has extensive **sustainability** experience acquired through her oversight of global brands and their evolution in alignment with stakeholder sustainability expectations. Ms. Harrison has been recognized by the **NACD Directorship 100™** for her leadership, excellence, and integrity in corporate governance.

Public Boards

- **CURRENT:** Smurfit WestRock plc (f/k/a WestRock Company); Ashland Inc.

Career Highlights

- **Colgate-Palmolive Company** (a global household and consumer products company)
  - President of Global Oral Care (2011-2019)
  - President Hill's Pet Nutrition Inc. North America (2009-2011)
  - Vice President, Marketing (2006-2009)
  - Vice President and General Manager of Colgate Oral Pharmaceuticals, North America, and Europe (2005-2006)
  - Various other roles (1983-2005)




Juan R. Luciano

Chair of the Board

Age: 63

Director since: 2014

Common stock owned: 2,206,125 (4)

Percent of class: *

Qualifications, Skills, and Experience

CEO Leadership

International Business

Agriculture / Food / Retail Consumer

M&A

Risk Management

Sustainability / Environmental / Social

Sales / Marketing

Project Management

Food Science / R&D

Since joining ADM in 2011, Mr. Luciano has spent more than a decade in various senior **executive leadership** roles working to drive our Company's evolution. During his time with ADM he has spearheaded our major growth drivers and **sales and marketing** efforts, including the commercial and production activities of ADM's corn, oilseeds, and agricultural services businesses, development of **sustainability** strategy, and the increased use of **research** and technological innovation to meet customer needs. He most recently led a strategic growth campaign that has expanded ADM's footprint in global markets, including through select **M&A** activity, building capabilities and adding talent and expertise that have allowed our Company to create value at every part of the global value chain. Under his leadership, ADM has undergone a remarkable transformation, building on more than a century of heritage to create a global nutrition business, with an industry-leading array of ingredients and solutions that are opening the door to growth opportunities in key global macro trend areas. He also has overseen the Company's operational excellence initiatives and risk management functions. Prior to joining ADM, he had a successful 25-year tenure at The Dow Chemical Company, where he last served as executive vice president and president of the Performance division.

Public Boards

- **CURRENT:** Eli Lilly and Company (Lead Director)

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** Rush University Medical Center (Director); Intersect Illinois (board member); Economic Club of Chicago (member); Commercial Club of Chicago (member); The Business Roundtable (member)
- **PRIOR:** Kellogg School of Management, Northwestern University (board member); US-China Business Council (member)

Career Highlights

- **ADM**
  - Chair of the Board, Chief Executive Officer and President (2016-present)
  - Chief Executive Officer and President (2015-2016)
  - President and Chief Operating Officer (2014)
  - Executive Vice President and Chief Operating Officer (2011-2014)
- **The Dow Chemical Company** (a multinational chemical company)
  - Executive Vice President and President, Performance Division (2010-2011)
  - Various other roles (1985-2010)





David R. McAtee II

Age: 56

Director since: 2024

Board Committees: Nominating and Corporate Governance, Compensation and Succession

Common stock owned: 683 (1)

Percent of class: *

Qualifications, Skills, and Experience

International Business

Retail Consumer

M&A

Risk Management

Sustainability / Environmental / Social

Project Management

Mr. McAtee brings an extensive background in strategic planning, **governance**, **risk management**, data security, and stockholder engagement. Over the last decade, he has overseen AT&T's global legal matters, including corporate governance, **mergers & acquisitions (M&A)**, **finance**, supply chain, compliance and stockholder engagement. Mr. McAtee has developed deep expertise in managing legal and regulatory challenges across multiple global jurisdictions and engaging key government and institutional stakeholders to navigate complex legal matters. He also contributes to the Board his strong understanding of **information technology**, having guided AT&T through the rapidly evolving technological landscape, supporting its growth, innovation initiatives and effective risk management. Before joining AT&T, Mr. McAtee was a partner at a law firm, specializing in litigation matters, antitrust and government investigations, which provided him with deep expertise in risk management and regulatory affairs. His comprehensive background allows him to bring valuable insights to enhance our Board's oversight of the Company's strategic growth initiatives.

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** Methodist Health System; St. Marks School of Texas; Texas School of Law Foundation; Dallas Citizens Council; Texas Access to Justice Commission; M.D. Anderson Cancer Center; Wilson Center for Science and Justice at Duke Law School
- **PRIOR:** State Bar of Texas (Executive Committee Member); The Dallas Assembly (President); Texas Bar Journal (Chair, Board of Editors); Texas Bar Foundation (Chair of the Fellows)

Career Highlights

- **AT&T** (a global telecommunications company)
  - Senior EVP, General Counsel (2015-present)
  - SVP, Assistant General Counsel (2012-2015)
- **Haynes and Boone, LLP** (an international law firm)
  - Partner (1995-2012)
- **U.S. District Court, Northern District of Texas**
  - Law Clerk to Chief Judge (1994-1995)




Patrick J. Moore

Age: 70

Director since: 2003

Board Committees: Audit; Nominating and Corporate Governance (Chair)

Common stock owned: 92,000 (1)

Percent of class: *

Qualifications, Skills, and Experience

CEO Leadership

Finance / Accounting

International Business

M&A

Risk Management

Sustainability / Environmental / Social

Project Management

With over two decades of experience in the financial sector, including in his early career at Continental Bank, as CFO at Smurfit-Stone and in his current position as founder, President and CEO of a private equity investment and advisory firm, Mr. Moore contributes to the Board his **financial expertise** and substantial **executive leadership experience in international banking and finance**, strategy development, commodity management, and operations management. Throughout his carrier, Mr. Moore developed significant experience in **risk management** and **M&A**. Mr. Moore also brings extensive experience in **environmental and sustainable** practices from his time at Smurfit-Stone, a producer of containerboard and corrugated packaging and one of the world's largest paper recyclers, and his service on the board of the Sustainable Forestry Initiative, with particular focus on recycling, carbon sequestration, reduction of energy and water usage, and sustainable forestry. Mr. Moore has been recognized by the **NACD Directorship 100™** for his leadership, excellence, and integrity in corporate governance.

Public Boards

- **CURRENT:** Energizer Holdings, Inc. (Chairman)

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** St. Louis Zoological Association (board member); Hoverfly Holdings (board member); Engineered Corrosion Solutions (board member)
- **PRIOR:** North American Review Board of American Air Liquide Holdings, Inc.

Career Highlights

- **PJM Advisors, LLC** (a private equity investment and advisory firm founded by Mr. Moore)
  - President and Chief Executive Officer (2011-present)
- **Smurfit-Stone Container Corporation** (a leader in integrated containerboard and corrugated package products and paper recycling) (5)
  - Chairman and Chief Executive Officer (2002-2011)
  - Other roles including Chief Financial Officer, Vice President-Treasurer and General Manager, Industrial Packaging division (1987-2002)
- **Continental Bank**
  - Various roles in corporate lending, international banking, and administration (1975-1987)





Debra A. Sandler

Age: 65

Director since: 2016

Board Committees: Audit; Nominating and Corporate Governance

Common stock owned: 26,396 (1)

Percent of class: *

Qualifications, Skills, and Experience

Agriculture / Food / Retail Consumer

Sustainability / Environmental / Social

Sales / Marketing

Food Science / R&D

Ms. Sandler contributes to the Board her strong **marketing** and operating experience, and extensive understanding of consumer behavior within the evolving retail environment (specifically in the food industry), and a proven record of creating, building, enhancing, and leading well-known consumer brands through her leadership positions at Mars, Johnson & Johnson, and PepsiCo. She developed these skills as a founder, President and Chief Executive Officer of La Grenade Group, LLC, a consulting firm that advises a wide range of clients on marketing innovation and overall business development. She also enhances the Board's expertise in financial and strategic planning, **research and development in the food science** industry acquired in her prior role as founder and CEO of Mavis Foods. The Board also benefits from Ms. Sandler's expertise in **corporate social responsibility** and health and wellbeing in the consumer packaged goods industry.

Public Boards

- **CURRENT:** Gannett Co., Inc.; Dollar General Corporation; Keurig Dr Pepper Inc.

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** Hofstra University (board member); The Executive Leadership Council (member); Pharmavite, LLC (board member); Trewstar Corporate Board Services (Partner); Latino Corporate Directors Association (board member)

Career Highlights

- **LaGrenade Group, LLC** (a marketing consulting firm Ms. Sandler founded to advise consumer packaged goods companies operating in the Health and Wellness space)
  - President (2015-present)
- **Mavis Foods, LLC** (a startup Ms. Sandler founded that makes and sells Caribbean sauces and marinades)
  - Chief Executive Officer (2018-2024)
- **Mars, Inc.**
  - Chief Health and Wellbeing Officer (2014-2015)
  - President, Chocolate, North America (2012-2014)
  - Chief Consumer Officer of Mars Chocolate North America (2009-2012)
- **Johnson & Johnson**
  - Various roles, including Worldwide President, McNeil Nutritionals division (1999-2009)
- **PepsiCo**
  - Various roles, including Marketing Vice President (1985-1999)





Lei Z. Schlitz

Age: 58

Director since: 2019

Board Committees: Compensation and Succession; Sustainability and Technology

Common stock owned: 16,950 (1)

Percent of class: *

Qualifications, Skills, and Experience

International Business

M&A

Sustainability / Environmental / Social

Sales / Marketing

Project Management

Food Science / R&D

Dr. Schlitz is an accomplished leader, with experience in strategy development, **M&A** and growth initiatives, and operational excellence at an international scale, including several **global manufacturing companies**. She has extensive expertise in research and development, having served in product development roles at Johnson Controls, Illinois Tool Works (ITW) and Siemens Energy and Automation. She has also built **research and development** expertise specifically within the **food science** sector, including during her tenure as executive vice president of ITW's $22B Food Equipment segment, which services commercial food service and food retail customers around the globe. She also oversaw product portfolio growth by building strong market-driven strategy at Siemens, developing important strategic planning, **sales and marketing** expertise. Dr. Schlitz contributes to the Board her strong **sustainability** expertise, including her first-hand experience driving product innovations in energy-efficient electrical distribution products and equipment at GE Global Research and GE Industrial Systems. Dr. Schlitz holds a doctorate in mechanical engineering from the University of Wisconsin-Milwaukee, and a bachelor's degree in engineering mechanics from Tsinghua University, China.

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** Society of Women Engineers (member)

Career Highlights

- **Johnson Controls** (a global building products company)
  - Vice President and President, Global Products (2022-present)
- **Illinois Tool Works Inc.** (a global multi-industrial manufacturer)
  - Executive Vice President, Automotive OEM (2020-2022)
  - Executive Vice President, Food Equipment (2015-2020)
  - Group President, Worldwide Ware-Wash, Refrigeration, and Weigh/Wrap Businesses (2011-2015)
  - Vice President, Research & Development, and Head of ITW Technology Center (2008-2011)
- **Siemens Energy & Automation**
  - Business Manager for Emerging Businesses, Residential Product Division (2006-2008)
  - Director of Engineering (2001-2006)




Kelvin R. Westbrook

Age: 69

Director since: 2003

Board Committees: Compensation and Succession (Chair); Nominating and Corporate Governance

Common stock owned: 35,701 (1)

Percent of class: *

Qualifications, Skills, and Experience

Agriculture / Food / Retail Consumer

M&A

Risk Management

Information Technology / Cybersecurity

Mr. Westbrook brings valuable insights on consumer trends and preferences, as well as extensive **information technology and cybersecurity**, acquired through decades serving as President, Chief Executive Officer, and co-founder of two large cable television and broadband companies. As a former partner in the corporate law and mergers and acquisitions practice of a national law firm, he also brings significant legal expertise in **M&A** and **risk management**. His risk management and **corporate governance** expertise developed in this executive role is further enhanced by his service on the boards of directors and board committees of numerous public companies and not-for-profit entities, including experience in regulated industries. Mr. Westbrook has been recognized by the **NACD Directorship 100™** for his leadership, excellence, and integrity in corporate governance.

Public Boards

- **CURRENT** T-Mobile US, Inc.; Mosaic Company; Camden Property Trust (Lead Independent Trust Manager)

Non-Public & Non-Profit Boards; Memberships

- **CURRENT:** Boys and Girls Clubs of Greater St. Louis (board member); BioSTL (board member); University of Washington Foster School of Business (Advisory Board Chair)
- **PRIOR:** BJC Healthcare (board member); St. Louis Internship Program (board member)

Career Highlights

- **KRW Advisors, LLC** (a consulting and advisory firm founded by Mr. Westbrook)
  - President and Chief Executive Officer (2007-present)
- **Millennium Digital Media Systems, L.L.C.** (a broadband services company)
  - Chairman and Chief Strategic Officer (2006-2007)
  - President and Chief Executive Officer (1997-2006)
- **LEB Communications, Inc.** (an affiliate of Charter Communications)
  - President and Chairman (1993-1996)
- **Paul Hastings Janofsky & Walker LLP**
  - Partner (1990-1993)

---

* Less than 1% of outstanding shares

(1) Consists of stock units allocated under our Stock Unit Plan for Non-Employee Directors ("Stock Unit Plan") that are deemed to be the equivalent of outstanding shares of common stock for valuation purposes.

(2) Includes 12,505 stock units allocated under our Stock Unit Plan.

(3) Includes 59,023 stock units allocated under our Stock Unit Plan.

(4) Includes 1,492,789 shares held in trust, 238 shares held by a family-owned limited liability company, and 581,099 shares that are unissued but are subject to stock options exercisable within 60 days. Does not include 260,093 unvested RSUs which do not vest within 60 days.

(5) Smurfit-Stone Container Corporation and its U.S. and Canadian subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 2009 and emerged in 2010.


Board Refreshment and Director Nomination Process

The Nominating and Corporate Governance Committee is responsible for annually reviewing Board and committee composition for effectiveness in supporting robust oversight. The Committee strives to maintain an appropriate balance of tenure and diversity of skills and experience on the Board.

Review Board Composition

The Nominating and Corporate Governance Committee annually evaluates the Board's composition, reviewing its structure and diversity of skills and experiences to ensure ongoing support of the Company's strategic business priorities and growth opportunities.

Identify Candidates

The Nominating and Corporate Governance Committee undertakes a search for potential director candidates. This process may include recommendations from stockholders, current directors, members of management, and independent third-party search firms.

Interview Candidates

Prospective candidates are interviewed by members of the Nominating and Corporate Governance Committee, the Lead Independent Director, the Board Chair and CEO, and candidates may speak with other directors and members of management throughout the process.

Nomination and Election

Once a final candidate has been selected, the Nominating and Corporate Governance Committee recommends the candidate to the Board for approval and appointment, to be voted on by stockholders at the next annual meeting.

Director Qualifications and Priorities

Qualifications

The Nominating and Corporate Governance Committee may consider various factors when evaluating the qualifications of potential directors, including:

- Experience
- Independence
- Education
- Integrity
- Other professional commitments

ADM maintains director commitment guidelines to ensure each can dedicate sufficient time, energy, and attention to their duties. A director who is a sitting CEO may serve on the boards of no more than two other public companies in addition to the board of the company of which they are the CEO, while all other directors may serve on no more than four public company boards in total.

Priorities

The Board benefits from ensuring that the diverse skills, experiences, and perspectives of its members align with the Company's strategic growth opportunities.

The Committee evaluates the skills and experiences of the current Board and candidates when considering potential nominees, seeking candidates that complement existing Board expertise to support the needs of the Company as our business evolves over time.

Outcomes

Our Board refreshment process has resulted in four new independent directors nominated since 2021, with strong expertise in innovation and sustainability in the global food, agriculture and nutrition industries and in technology, cybersecurity, risk management, legal matters, government regulation, and engagement with key stakeholders, helping ensure effective oversight of our strategy.





As noted above, pursuant to our Corporate Governance Guidelines, each director is limited as to the number of other boards on which he or she may serve. In nominating directors for election at our annual stockholder meeting, the Board and the Nominating and Corporate Governance Committee have determined that each of our directors is currently compliant with our Corporate Governance Guidelines and has sufficient time, energy, and attention to serve on our Board.

The specific experience, qualifications, attributes, and skills that qualify each of our director nominees to serve on the Board are described in the biographies above and in Proposal No. 1 under "Director Nominee Qualifications, Skills, and Experience" on page 8.

Director Nominations from Stockholders

The Nominating and Corporate Governance Committee will consider candidates for director who are recommended by a stockholder. All candidates, regardless of the source of their recommendation, are evaluated using the same criteria.

If a stockholder desires to nominate an individual to stand for election as a director at an annual stockholders' meeting, the stockholder must submit the nominee's name in a written notice delivered to our Corporate Secretary at our principal executive offices not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual stockholders' meeting. However, if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, the notice must be delivered to the Corporate Secretary at our principal executive offices not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was given or public disclosure of the date of the annual meeting was made (whichever first occurs). Different notice delivery requirements apply if the number of directors to be elected at an annual meeting is being increased, and we do not make a public announcement naming all of the nominees or specifying the size of the increased board at least 100 days prior to the first anniversary of the preceding year's annual meeting.

Any notice of a stockholder nomination must set forth the information required by Section 1.4(c) of our bylaws and must be accompanied by a written consent from the proposed nominee to being named as a nominee and to serve as a director if elected, a written representation and agreement from the proposed nominee attesting to certain facts set forth in Section 1.4(c)(2) of our bylaws, and a written statement from the proposed nominee as to whether such person intends, if elected, to tender the advance, contingent, irrevocable resignation that would become effective should the individual fail to receive the required vote for re-election at the next meeting of stockholders and upon acceptance of such resignation by the Board. Stockholders may also have the opportunity to include nominees in our proxy statement by complying with the requirements set forth in Section 1.15 of our bylaws.

Corporate Governance

Board Leadership Structure

BOARD CHAIR

Our Company's Board of Directors does not have a current requirement that the roles of Chief Executive Officer and Board Chair be either combined or separated, because the Board believes it is in the best interest of our Company to make this determination based on the position and direction of the Company and the constitution of the Board and management team. The Board regularly evaluates whether the roles of Chief Executive Officer and Board Chair should be combined or separated. The Board's implementation of a careful and seamless succession plan over the past years demonstrates that the Board takes seriously its responsibilities under the Corporate Governance Guidelines to determine who should serve as Board Chair at any point in time in light of the specific circumstances facing our Company. After careful consideration, the Board has determined that having Mr. Luciano, our Company's Chief Executive Officer, continue to serve as Board Chair is in the best interest of our stockholders at this time. The Chief Executive Officer is responsible for the day-to-day management of our Company and the development and implementation of our Company's strategy, and has access to the people, information, and resources necessary to facilitate board function. Therefore, the Board believes at this time that combining the roles of Chief Executive Officer and Board Chair contributes to an efficient and effective board.

LEAD DIRECTOR AND INDEPENDENT OVERSIGHT

Each year, if the Board Chair is not independent, the independent directors elect a Lead Director. Mr. Crews has served as Lead Director since May 2023 and provides strong independent leadership and oversight. The Board believes that having an independent Lead Director provides the Board with independent leadership and facilitates the independence of the Board from management. The Nominating and Corporate Governance Committee regularly evaluates the responsibilities of the Lead Director and considers current trends regarding independent board leadership.

In prior years, the Board has enhanced the Lead Director's responsibilities, as set forth in the Corporate Governance Guidelines, in connection with determining performance criteria for evaluating the Chief Executive Officer; evaluating the Board, committees, and individual directors; and planning for management succession. In accordance with our Corporate Governance Guidelines, the Lead Director:

(1) presides at all meetings of the Board at which the Board Chair is not present, including executive sessions of the independent directors, and regularly meets with the Board Chair and Chief Executive Officer for discussion of appropriate matters arising from these sessions;

(2) coordinates the activities of the other independent directors and serves as liaison between the Board Chair and the independent directors;

(3) consults with the Board Chair and approves all meeting agendas, schedules, and information provided to the Board, and may, from time to time, invite corporate officers, other employees, and advisors to attend Board or committee meetings whenever deemed appropriate;

(4) interviews, along with the Board Chair and the Chair and members of the Nominating and Corporate Governance Committee, all director candidates and makes recommendations to the Nominating and Corporate Governance Committee;

(5) advises the Nominating and Corporate Governance Committee on the selection of members of the board committees;

(6) advises the board committees on the selection of committee chairs;

(7) works with the Board Chair and Chief Executive Officer to propose a schedule of major discussion items for the Board;

(8) guides the Board's governance processes;

(9) provides leadership to the Board if circumstances arise in which the role of the Board Chair or Chief Executive Officer may be, or may be perceived to be, in conflict;

(10) has the authority to call, and set the agendas for, meetings of the independent directors;



(11) if requested by major stockholders, ensures that the Lead Director is available for consultation and direct communication;

(14) works with the Chair of the Nominating and Corporate Governance Committee to facilitate the evaluation of the performance of the Board, committees, and individual directors;

(12) leads the non-management directors in determining performance criteria for evaluating the Chief Executive Officer and coordinates the annual performance review of the Chief Executive Officer;

(15) works with the Chair of the Sustainability and Technology Committee to set sustainability, safety and technology objectives; and

(13) works with the Chair of the Compensation and Succession Committee to guide the Board's discussion of management succession plans;

(16) performs such other duties and responsibilities as the Board may determine.

In addition to electing a Lead Director, our independent directors facilitate the Board's independence by meeting frequently as a group, including meeting in executive session at each regular board meeting, and fostering a climate of transparent communication. The high level of contact and communication between our Lead Director and our Board Chair throughout the year and the specificity contained in the Lead Director's responsibilities also serve to foster effective Board leadership. For more details on our independent directors, see below under "Independence of Directors" on page 30.



Board Role in Risk Oversight

Our Board of Directors is responsible for risk oversight, focusing on our Company's overall risk management strategy, our Company's degree of tolerance for risk, and the steps the management team is taking on a day-to-day basis to assess and mitigate our Company's risks. While the Board as a whole maintains the ultimate oversight responsibility for risk management, Board committees can be assigned oversight responsibility for specific risk management areas.

Management has established an Enterprise Risk Management Committee that consists of a Chief Risk Officer and other management team members that represent multiple functional and regional areas within our Company, with broad oversight of the risk management process.

BOARD OF DIRECTORS

Audit Committee

Supports Board oversight of the Company's risk management, compliance and financial reporting processes

Risk Oversight:

- ERM process
- Integrity of the financial statements
- Effectiveness of internal control over financial reporting
- Qualifications and independence of independent public accounting firm
- Compliance and ethics programs
- Periodically report to Board regarding significant risk matters
- Other key risk areas including trading, operations, workforce, and tax obligations

Nominating and Corporate Governance Committee

Manages risks relating to governance processes and Board effectiveness

Risk Oversight:

- Identify and recommend qualified director nominees
- Establish and update Corporate Governance Guidelines
- Lead the evaluations of directors, Board, and Board committees
- Designation of committee risk oversight areas
- Identify potential conflicts of interest with respect to directors

Compensation and Succession Committee

Maintains oversight of risks concerning the Company's executive compensation programs and executive retention

Risk Oversight:

- Compensation program design for senior management
- Senior management succession planning, recruiting, retention, talent development, and career progression
- Review Compensation Discussion & Analysis and prepare report
- Set performance criteria for management, including the Chief Executive Officer
- Every other year, independent consultant's review of compensation programs and potential risks

Sustainability and Technology Committee

Focuses on specific sustainability, safety and technology-related risks

Risk Oversight:

- Sustainability strategy, performance, and compliance
- Workplace safety
- Technology-related opportunities and risks
- Data privacy, information security, and cybersecurity

SENIOR MANAGEMENT

Enterprise Risk Management Committee

Responsible for implementing risk assessment and mitigation programs

Responsibilities:

- Ongoing evaluation and implementation of processes to identify, evaluate, and prioritize risks
- Alignment of risk decisions with our Company's values and policies
- Integration of risk assessment and controls into business processes and planning
- Clear roles and responsibilities related to risk assessment and control functions
- Consistency and standardization in risk identification, reporting, and controls
- Sufficient information capabilities and flow to support risk identification and controls and alignment of technology assets
- Regular evaluation of the overall design and operation of the risk assessment and control process, including development of relevant metrics and indicators
- Regular reports to senior management and the Board on risk management processes and the most significant enterprise risks



CYBERSECURITY AND AI

The Board maintains dedicated oversight of cybersecurity risk, and is assisted by the Sustainability and Technology Committee, which reviews the cybersecurity program with management and reports to the full Board at least quarterly. Topics of committee and Board review include the evolving goals and strategies of the cybersecurity program, cybersecurity trainings, vulnerability monitoring, and incident response plans. In recent years, the Board added a director, Mr. Colbert, who had served as Chief Information Officer for a large public company with sensitive information, to assist the Board and the Sustainability and Technology Committee in overseeing cybersecurity risks. For additional details on cybersecurity risks and ADM's cybersecurity program, please see Item 1C, "Cybersecurity" included in the Company's 2024 Annual Report on Form 10-K. Given the breadth of AI applicability, oversight for AI resides with the Board, which regularly discusses the Company's AI strategy and risk management.

ETHICS AND COMPLIANCE

ADM is committed to fair and ethical business practices, and strives to incorporate leading practices in integrity, ethics, and compliance into its operating standards. Our legal compliance and ethics programs have been established by management and are overseen by the Board with the support of the Audit Committee. Our program is supported by our Compliance and Legal functions, a robust Code of Conduct applicable to all officers and employees, an anonymous Helpline to raise potential concerns managed by an independent third party available to both internal and external stakeholders, and a suite of internal policies and programs designed to further compliance with applicable laws and regulations in the jurisdictions we operate in. For more details on our Code of Conduct, see below under "Code of Conduct" on page 29.

SUSTAINABILITY

Sustainable practices and a focus on environmental and social responsibility are foundational to the Company's purpose and culture, and integral to the work the Company does every day to serve customers and create value for stockholders. Our sustainability efforts are overseen by our Board of Directors, including a dedicated Sustainability and Technology Committee, supported by our management sustainability team. The Sustainability and Technology Committee maintains detailed oversight of our sustainability strategies and initiatives, monitoring short, intermediate, and long-term objectives with regular management updates on key sustainability issues and progress. Sustainability risks are identified through several processes, including TCFD Scenario Analysis, and tracked and monitored in our ERM program.



Board Role in Overseeing Political Activities

The Board of Directors believes that participation in the political process is important to our business and our communities. ADM and our political action committee (ADMPAC), funded by our employees' voluntary contributions, support candidates in a bipartisan manner. These candidates and elected officials represent assets, areas with a large colleague presence, and/or have a role in advancing our policy priorities related to our business. Contributions are not an endorsement of every position taken by an official on every issue. Decisions by ADMPAC to support particular candidates and/or organizations are made consistent with the ADM PAC By-Laws and guided by our policies. ADMPAC submits to the Federal Election Commission (FEC) regular, detailed reports on all political contributions. Reports are publicly available on the FEC's website. Similarly, contributions to state candidates are disclosed to relevant state authorities and typically disclosed on individual states' websites.

In addition to our contributions to individual candidates for public office and candidate committees, we also have supported a small number of 527 tax exempt organizations, including organizations affiliated with both major U.S. political parties. We do not support independent political expenditures or 501(c)(4) organizations. Finally, we have memberships in several industry, trade, and business associations representing the agriculture and business community. If a trade association engages in federal lobbying activity, the amount of dues associated with such advocacy is reported in our quarterly LD2 filings.

We engage in a centralized, deliberative process when making decisions about the Company's political participation to ensure that it complies with all applicable laws and makes appropriate disclosures. Contributions of greater than $1,000 require the approval of the ADMPAC board of directors. It is chaired by the vice president of state government relations and composed of employees who represent various business and functional segments of the Company. Contributions of less than $1,000 may be authorized by the Company's vice president of government relations and vice president of state government relations. All contributions receive legal review by external counsel.

The Board provides oversight of ADMPAC's and the Company's political activities, political contributions, and compliance with relevant laws. At each quarterly board meeting, the Nominating and Corporate Governance Committee, on behalf of the Board, reviews and provides guidance on our political contributions in the previous quarter. Any member of the Board may obtain further detailed information concerning political contributions, trade associations, compliance with federal and state laws, or any other related topic from the Company's Government Relations team.

For more information on ADM's political policies and activities, please see https://www.adm.com/our-company/us-political-contributions.



Code of Conduct

In 2024, ADM completed a comprehensive review and update of its Code of Conduct, which has been adopted by the Board and sets forth standards regarding matters such as honest and ethical conduct, compliance with law, and full, fair, accurate, and timely disclosure in reports and documents that we file with the Securities and Exchange Commission ("SEC") and in other public communications. The Code of Conduct applies to all of our directors, employees, and officers, including our principal executive officer, principal financial officer, and principal accounting officer. The Code of Conduct is available at our website, https://www.adm.com/our-company/the-adm-way/code-of-conduct, and is available free of charge upon written request to ADM, Attention: Secretary, 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601. Any amendments to certain provisions of the Code of Conduct or waivers of such provisions granted to certain executive officers will be disclosed promptly on our website.

Insider Trading Policy

We have adopted an insider trading policy that governs the purchase, sale, and other dispositions and transactions in our securities by our directors, officers, and employees, which is reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as NYSE listing standards, a copy of which was filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Further, it is ADM's policy that any transactions by ADM in its own securities will comply with applicable laws with respect to insider trading.



Board, Committee, and Director Evaluations

The Board of Directors believes that a robust annual evaluation process is a critical part of its governance practices. Accordingly, the Nominating and Corporate Governance Committee oversees an annual evaluation of the performance of the Board, each committee of the Board, and each individual director. In 2024, the Nominating and Corporate Governance Committee engaged a leading third party provider of board and governance expertise to conduct an online assessment with each of the directors. The Board Chair, the Lead Director, and the Chair of the Nominating and Corporate Governance Committee reviewed the results of the self-assessments, including a benchmark against industry results, for recommendations of subsequent interview questions for each director on the performance of the Board, committees, and individual directors. The third-party provider conducted an in-depth interview of each director and provided reports on each committee to the chair of the committee, and reports on individual directors to the Board Chair, the Lead Director, and the Chair of the Nominating and Corporate Governance Committee. The Lead Director then delivered to and discussed with each individual director the evaluation of such director. Results of the performance evaluations of the committees and the Board were discussed at appropriate committee meetings and with the full Board.

The Board utilizes the results of these evaluations in making decisions on board agendas, board structure, committee responsibilities and agendas, and continued service of individual directors on the Board.

| Online assessment with results benchmarked against industry results | Results reviewed by Board Chair, Lead Director, and Chair of the Nominating and Governance Committee for recommendations of interview questions | In-depth interviews | Results delivered to Board Chair, Lead Director, and Chair of the Nominating and Governance Committee | Individual evaluations are discussed with each director | Committee and Board evaluations are discussed at committee meetings and with the full Board |

Independence of Directors

The Board of Directors has reviewed business, familial, and charitable relationships between our Company and each non-employee director and director nominee to determine compliance with applicable NYSE independence standards and our bylaw independence standards, and to evaluate whether there are any other facts or circumstances that might impair a director's or nominee's independence. Based on that review, the Board has determined that eleven of its twelve current members, Messrs. Burke, Colbert, Collins, Crews, McAtee, Moore, and Westbrook, Mses. Harrison and Sandler, and Drs. de Brabander and Schlitz are independent. Mr. Luciano is not independent under the NYSE or bylaw standards because of his employment with us.

In determining that each director and nominee is independent (other than Mr. Luciano), the Board reviewed the following transactions, relationships, or arrangements where the director is an officer of the third party. The Board determined that the amounts or relationships involved in each of the following matters fall below applicable thresholds or outside the NYSE or bylaw independence standards, that none of the directors had a direct or indirect material interest in the matters described below, and that such matters do not impair the independence of any director or nominee.

Name	Matters Considered
E. M. M. de Brabander	Ordinary course business with Elanco, where she serves as Executive Vice President of Innovation and Regulatory Affairs (purchases from ADM of various products and sales to ADM of various products, all on an arm's length basis).
D. R. McAtee II	Ordinary course business with AT&T Inc., where he serves as Senior Executive Vice President and General Counsel (sales to ADM of various products and services on an arm's length basis).
L. Z. Schlitz	Ordinary course business with Johnson Controls, where she serves as Vice President and President, Global Products (purchases from ADM of certain equipment products and services on an arm's length basis).

In addition, the Board noted that the following directors are, or were during 2024, a member of the board of the following organizations that ADM had purchases from, or sales to, during 2024: Mr. Collins, Pivot Bio; Mr. Crews, Smurfit WestRock; Ms. Harrison, Smurfit WestRock and Ashland Global Holdings; Ms. Sandler, Keurig Dr. Pepper Inc., Pharmavite and Gannett; and Mr. Westbrook, Mosaic Company and T-Mobile US, Inc. Because in each case such transactions were on an arm's length basis, the director served only as a board member of such organization, and none of the directors had a direct or indirect material interest in the matters described above, the Board determined that such matters do not impair the independence of any director.



Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines that govern the structure and functioning of the Board and set forth the Board's policies on governance issues. The guidelines, along with the written charters of each of the committees of the Board and our bylaws, are posted on our website, https://investors.adm.com/governance/corporate-governance/, and are available free of charge upon written request to ADM, Attention: Secretary, 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601.

Independent Executive Sessions

In accordance with our Corporate Governance Guidelines, the non-management directors meet in executive session at least quarterly. If the non-management directors include any directors who are not independent pursuant to the Board's determination of independence, at least one executive session each year includes only independent directors. The Lead Director, or in his or her absence, the chair of the Nominating and Corporate Governance Committee, presides at such meetings of independent directors. The non-management directors met in independent executive session seven times during fiscal year 2024.

Information Concerning Committees and Meetings

BOARD OF DIRECTORS

Meetings in 2024: 11

All of our incumbent Directors attended at least 75% of Board and applicable Committee meetings.

Our Corporate Governance Guidelines provide that all directors standing for election are expected to attend the annual meeting of stockholders, which was the case for our 2024 annual meeting, except for Mr. Moore and Ms. Schlitz who were unable to attend.

The Board's standing committees for the year ended December 31, 2024, consisted of the Audit, Compensation and Succession, Nominating and Corporate Governance, and Sustainability and Technology Committees. Each committee operates pursuant to a written charter adopted by the Board, available on our website, www.adm.com. In 2024 until August 2024, the Board also had a standing Executive Committee, which the Board dissolved upon the recommendation of the Nominating and Corporate Governance Committee after considering a review of the use of, and trends regarding, board executive committees, which showed that a minority of large-cap companies have standing executive committees, and the percentage of companies that have an executive committee has been declining in recent years.

AUDIT COMMITTEE

Meetings in 2024: 17

The Audit Committee helps the Board provide independent oversight of the Company's financial reporting and internal controls, internal audit function and independent registered public accounting firms, risk management, and compliance with laws and regulatory requirements.


Michael S. Burke (Chair)


James C. Collins, Jr.


Ellen De Brabander


Suzan F. Harrison


Patrick J. Moore


Debra A. Sandler

Independence: All of the members of the Audit Committee were determined by the Board to be independent, as that term is defined in our bylaws, in the NYSE listing standards, and in Section 10A of the Exchange Act

Outside Service Limits: No director may serve on the Audit Committee if such director serves on more than two other public company audit committees unless the Board determines that such commitments would not impair such director's ability to serve effectively

Financial Expert: All Audit Committee members are financially literate and Michael Burke, the Chair, has been determined by the Board of Directors to be an "audit committee financial expert" as defined by the SEC



The Audit Committee oversees:

- Risk and ERM programs
- The overall plan of the annual independent audit
- Financial statements
- The scope of audit procedures
- The performance of our independent auditors and internal auditors
- The auditors' evaluation of internal controls

- Matters of legal and regulatory compliance
- The performance of our Company's tax, compliance, and insurance functions
- Business and charitable relationships and transactions between us and each non-employee director, director nominee, and executive officer to assess potential conflicts of interest and impairment of independence
- The Company's earnings press releases and information provided to analysts and investors

Key Focus Areas for 2024

- Oversaw remediation efforts and controls testing as part of the material weakness remediation
- Reviewed internal financial controls in conjunction with risk, finance, audit and compliance teams and our independent auditor
- Assessed enterprise risk management structure, including oversight of responsibilities
- Discussed the Company's financial and compliance risks and risk management practices with management
- Reviewed the Company's legal compliance and ethics programs and information from ethics-related reporting channels such as the Company's anonymous helpline
- Reviewed the Code of Conduct and related internal governance documentation

COMPENSATION AND SUCCESSION COMMITTEE

Meetings in 2024: 7

The Compensation and Succession Committee oversees the Company's executive compensation program to support the retention and motivation of top executive talent in alignment with stockholder interests.

  

Kelvin R. Westbrook (Chair)   **Theodore Colbert**   **James C. Collins, Jr.**

Independence: All of the members of the Compensation Committee were determined by the Board to be independent, as that term is defined in our bylaws and in the NYSE listing standards, including those applicable to compensation committee members

 

D.R. McAtee II   **Lei Z. Schlitz**

The Compensation Committee:

- Establishes and administers a compensation policy for senior management
- Reviews and approves the compensation policy for all of our employees and our subsidiaries other than senior management
- Approves all compensation elements with respect to our executive officers and all employees with a base salary of $500,000 or more
- Reviews and monitors our financial performance as it affects our compensation policies or the administration of those policies
- Develops, reviews, and recommends to the Board the compensation of non-employee directors

- Reviews and monitors our succession plans
- Approves awards to employees pursuant to our incentive compensation plans
- Approves major modifications in the employee benefit plans with respect to the benefits that salaried employees receive under such plans
- Oversees and administers policies, plans, and agreements concerning the recoupment of incentive compensation, or "clawback policies"



Key Focus Areas for 2024

- Assessed executive compensation metrics and design to ensure ongoing alignment with business strategy
- Reviewed compensation-related feedback received from the Company's stockholders
- Developed a compensation package for the Company's new CFO, in consultation with the Committee's independent compensation consultant
- Reviewed executive officer pay levels against those of similar roles within our peer group
- Conducted annual review of the succession plan for key management leadership roles
- Performed annual review of director compensation program

The Compensation and Succession Committee provides reports to the Board and, where appropriate, submits actions to the Board for ratification. Members of management attend meetings of the Committee and make recommendations to the committee regarding compensation for officers other than the Chief Executive Officer. In determining the Chief Executive Officer's compensation, the Committee considers the evaluation prepared by the non-management directors.

To the extent consistent with the General Corporation Law of Delaware, the committee may delegate the authority to grant equity awards to individuals who are not directors or executive officers. The charter for the Compensation and Succession Committee also provides that the Committee may form subcommittees and delegate tasks to them.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Meetings in 2024: 4

The Nominating and Corporate Governance Committee is responsible for recommending qualified director candidates, supporting effective Board organization, and overseeing the Company's governance policies and practices.

  

Independence: All of the members of the Nominating and Corporate Governance Committee were determined by the Board to be independent, as that term is defined in our bylaws and NYSE listing standards

Patrick J. Moore (Chair)   **Michael S. Burke**   **D.R. McAtee II**

 

Debra A. Sandler   **Kelvin R. Westbrook**

The Nominating and Corporate Governance Committee:

- Identifies individuals qualified to become members of the Board, including evaluating individuals appropriately suggested by stockholders in accordance with our bylaws
- Recommends individuals to the Board for nomination as members of the Board and board committees
- Develops and recommends to the Board a set of corporate governance principles applicable to the Board and the Company

- Assigns oversight of particular risk areas to other committees of the board
- Leads the evaluation of the directors, the Board, and board committees
- Has oversight responsibility for certain of the Company's corporate objectives and policies

Key Focus Areas for 2024

- Recommended changes to the responsibilities of the former Sustainability and Corporate Responsibility Committee to include oversight for technology and safety strategy
- Conducted the annual Board evaluation and supporting Board process enhancement actions


- Reviewed and assessed stockholder feedback and engagement

- Oversaw search and appointment of a new independent director David R. McAtee II to the Board

SUSTAINABILITY AND TECHNOLOGY COMMITTEE

Meetings in 2024: 4

The Sustainability and Technology Committee is focused on oversight of the Company's goals and strategies around sustainability, safety, technology, and cybersecurity.

   

Suzan F. Harrison (Chair)   **Theodore Colbert**   **Ellen De Brabander**   **Lei Z. Schlitz**

Independence: All of the members of the Sustainability and Technology Committee were determined by the Board to be independent, as that term is defined in our bylaws and NYSE listing standards

The Sustainability and Technology Committee:

- Oversees objectives, goals, strategies, and activities relating to sustainability matters, including corporate giving and community relations

- Oversees compliance with sustainability-related laws and regulations

- Oversees goals, strategies and activities relating to safety, including workplace safety, process safety, and food safety

- Reviews strategies, objectives, and activities relating to the Company's information technology and digital assets

- Leads oversight of the Company's cybersecurity program, including compliance, policies, trainings, and incident response

Key Focus Areas for 2024

- Committee's responsibility expanded to include oversight of technology strategy and risks; oversight of AI remains with the full Board

- Reviewed progress on key sustainability priorities, including Scope 1 + 2 emissions reductions and expansions in our global regenerative agriculture program

- Reviewed safety metrics and updates to workplace safety program

- Conducted regular reviews of cybersecurity KPIs, including on workforce trainings, ongoing security assessments, and results of incident response exercises



Stockholder Outreach and Engagement

We maintain an ongoing dialogue with our stockholders and believe our proactive outreach efforts, which are in addition to other communication channels available to our stockholders and stakeholders, lead to enhanced governance, compensation, and sustainability practices. We use our engagement program to learn the perspectives of our stockholders and other stakeholders, address questions and concerns, and provide perspectives on our policies and practices. We share insights from these engagements with the full Board and its committees as we work to ensure our programs and policies appropriately address our stockholders' priority topics. We also review the voting results from our most recent annual meeting of stockholders, the governance practices of similar public companies, and current trends in corporate governance as we consider enhancements to our governance practices and disclosures.

In late 2024 and early 2025, we reached out to many of our largest institutional stockholders to hold formal discussions with them to provide updates on our key priority initiatives and to better understand their views on key governance topics. Our directors, supported by our management team, participated in these meetings to discuss our business strategy, corporate governance, risk oversight, sustainability, compensation, and other related issues important to our stockholders. A summary of the key topics raised by our stockholders is presented below.

CONTACTED	**ENGAGED**
Contacted stockholders representing	Met with stockholders representing
51.8%	**23.5%**
of outstanding shares	of outstanding shares

KEY TOPICS OF DISCUSSION

- Board composition, skills, evaluation, and succession planning
- Progress on material weakness remediation
- The Board's role in the ongoing investigations and related risk management
- The broader ERM process and risk oversight
- Executive compensation and succession planning
- Human capital and talent management
- ESG issues, including sustainability disclosures, regenerative agriculture programs, and progress on key goals

RECENT GOVERNANCE ENHANCEMENTS AND UPDATES

- In November 2024, appointed Mr. McAtee to the Board, a highly qualified independent director with extensive experience in government regulation, strategic planning, compliance, data security, and shareholder engagement to support Board oversight of risk management and strategic growth initiatives
- Over the past year, the Company has undertaken significant efforts to enhance accounting policies with respect to the measurement of intersegment sales and improve documentation of the pricing guidelines for intersegment sales, among other remediation activities. We continue to test our enhanced controls and did not identify additional material weaknesses in Q4 2024
- Enhanced 2025 proxy disclosures on compensation and governance matters, including on the role of the Board in risk oversight, the director nomination process, and annual Board evaluations

COMMUNICATIONS WITH DIRECTORS

We have approved procedures for stockholders and other interested parties to send communications to individual directors or the non-employee directors as a group. You should send any such communications in writing addressed to the applicable director or directors in care of the Secretary, ADM, 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601. All correspondence will be forwarded to the intended recipients.



Director Compensation

Our standard compensation for non-employee directors consists of an annual retainer of $330,000 (having increased from $325,000 effective as of the 2024 annual meeting of stockholders) and additional annual stipends for service as Lead Director ($50,000) (having increased from $40,000 effective as of the 2024 annual meeting of stockholders), Chair of the Audit Committee ($35,000), Chair of the Compensation and Succession Committee ($25,000), Chair of the Nominating and Corporate Governance Committee ($20,000), and Chair of the Sustainability and Technology Committee ($25,000) (having increased from $20,000 effective as of the 2024 annual meeting of stockholders).

Directors may elect to receive up to $125,000 of their annual retainer in cash or stock units, and the remaining portion of the annual retainer and any stipends are paid in stock units. Each stock unit is deemed for valuation and bookkeeping purposes to be the equivalent of a share of our common stock.

Stock units are credited to the account of each non-employee director on a quarterly basis in an amount determined by dividing the quarterly amount of the retainer or stipend to be paid in stock units by the fair market value of a share of our common stock on the last business day of that quarter, and are fully-vested at all times. As of any date on which cash dividends are paid on our common stock, each director's stock unit account is also credited with stock units in an amount determined by dividing the dollar value of the dividends that would have been paid on the stock units in that director's account had those units been actual shares by the fair market value of a share of our stock on the dividend payment date. For purposes of this plan, the "fair market value" of a share of our common stock on any date is the average of the high and low reported sales prices for our stock on the NYSE on that date. Each stock unit is paid out in cash on the first business day following the earlier of (i) five years after the end of the calendar year that includes the quarter for which that stock unit was credited to the director's account, and (ii) when the director ceases to be a member of the Board. The amount to be paid will equal the number of stock units credited to a director's account multiplied by the fair market value of a share of our stock on the payout date. A director may elect to defer the date of these payments in accordance with the plan.

We do not pay fees for attendance at board and committee meetings. Directors are reimbursed for out-of-pocket traveling expenses incurred in attending board and committee meetings. Directors may also be provided with certain perquisites from time to time.

The following table summarizes compensation provided to each non-employee director for services provided during fiscal year 2024.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Unit Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
M. S. BURKE	125,000	238,750	41,256	405,006
T. COLBERT	125,000	203,750	19,728	348,478
J. C. COLLINS, JR.	125,000	203,750	9,838	338,588
T. K. CREWS	125,000	251,250	108,728	484,978
E. M. M. DE BRABANDER	125,000	203,750	6,104	334,854
S. F. HARRISON	125,000	227,500	41,707	394,207
P. J. MOORE	125,000	223,750	173,223	521,973
D. R. MCATEE II[4]	20,720	33,981	—	54,701
D. A. SANDLER	125,000	203,750	46,625	375,375
L. Z. SCHLITZ	125,000	203,750	35,289	364,039
K. R. WESTBROOK	125,000	228,750	75,850	429,600

(1) As described above, up to $125,000 of the annual retainer may be paid in cash or in stock units, or a combination of both, at the director's election. The remainder of the retainer and any stipends are paid in stock units. All compensation paid in stock units is reported in the "Stock Awards" column.

(2) The amounts set forth in this column represent the grant date fair value of stock units paid to each of the listed directors computed in accordance with the provisions of the Financial Accounting Standards Board's Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"). Each of the listed directors is a non-employee director and the fair value of services provided by each director has been used to calculate the number of stock units credited to each director by dividing the quarterly fair value of the services provided by the fair market value of a share of our Company's common stock on the last business day of the quarter. For purposes of this plan, the "fair market value" of a share of our common stock on any date is the average of the high and low reported sales prices for our stock on the NYSE on that date. The aggregate number of stock units held by



each non-employee director with respect to services provided through December 31, 2024 (including mandatory stock unit grants, voluntary elections to receive stock units, the deemed reinvestment of dividends and units in respect of services provided in the fourth quarter of 2024 which were recorded in the directors' accounts as of January 1, 2025) was as follows:

Name	Number of Stock Units
M. S. Burke	23,775
T. Colbert	12,378
J. C. Collins, Jr.	7,322
T. K. Crews	58,424
E. M. M. de Brabander	5,414
S. F. Harrison	23,889
D. R. McAtee II	676
P. J. Moore	91,066
D. A. Sandler	26,127
L. Z. Schlitz	20,332
K. R. Westbrook	41,347

(3)   The amounts in this column consist of: (i) for all directors, the dividend equivalent amounts paid in stock units in 2024 on stock awards; and (ii) for Mr. Burke, $5,000 in charitable gifts pursuant to the Company's matching charitable gift program which is available to substantially all employees and non-employee directors.

(4)   Mr. McAtee joined the Board on November 1, 2024.

Director Stock Ownership Guidelines

Our Company has guidelines regarding ownership of shares of our common stock by our non-employee directors. These guidelines call for non-employee directors to own shares of common stock (including stock units issued pursuant to the Stock Unit Plan for Non-Employee Directors) over time with a fair market value of not less than five times the amount of the maximum cash portion of the annual retainer. Application of these guidelines will consider the time each director has served on the Board of Directors, as well as stock price fluctuations that may impact the achievement of the five times cash retainer ownership guidelines.

We prohibit directors from hedging or pledging Company securities.

PROPOSAL NO. 2

Proposal No. 2—Advisory Vote on Executive Compensation

Pursuant to Section 14A of the Exchange Act, the following proposal provides our stockholders with an opportunity to vote to approve, on an advisory basis, the compensation of our named executive officers, as disclosed in this proxy statement. In considering your vote, you may wish to review the “Compensation Discussion and Analysis” discussion herein, which provides details as to our compensation policies, procedures, and decisions regarding the named executive officers, as well as the Summary Compensation Table and other related compensation tables, notes, and narrative disclosures in this proxy statement. This vote is not intended to address any specific element of our executive compensation program, but rather the overall compensation program for our named executive officers.

The Compensation and Succession Committee, which is comprised entirely of independent directors, and the Board of Directors believe that the executive compensation policies, procedures, and decisions made with respect to our named executive officers are competitive, are based on our pay-for-performance philosophy, and are focused on achieving our Company’s goals and enhancing stockholder value.

Accordingly, for the reasons discussed above and in the “Compensation Discussion and Analysis” section of this proxy statement, the Board asks our stockholders to vote FOR the adoption of the following resolution to be presented at the Annual Meeting of Stockholders in 2025:

> RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the Company’s named executive officers as disclosed in the Compensation Discussion and Analysis section, the compensation tables, and the related narrative disclosure in this Proxy Statement.

Although this advisory vote is not binding on the Board of Directors, the Board and the Compensation and Succession Committee will review and expect to take into account the outcome of the vote when considering future executive compensation decisions.



ADM®

The Board of Directors recommends that you vote FOR the approval of the advisory resolution on the compensation of our Company’s named executive officers, as disclosed in this proxy statement. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.

Compensation Discussion and Analysis

Table of Contents

Our NEOs

This Compensation Discussion and Analysis describes the compensation of the following named executive officers, or NEOs:

Juan R. Luciano
Board Chair, Chief Executive Officer and President
Years with ADM: 13

Monish Patolawala
Executive Vice President and Chief Financial Officer*
Years with ADM: 1

Ismael Roig
Former Interim Chief Financial Officer**
Years with ADM: 20

Greg A. Morris
Senior Vice President and President, Agricultural Services and Oilseeds
Years with ADM: 30

Christopher M. Cuddy
Senior Vice President and President, Carbohydrate Solutions
Years with ADM: 26

Ian Pinner
Senior Vice President and President, Nutrition, and Chief Sales and Marketing Officer
Years with ADM: 25

Vikram Luthar
Former Senior Vice President and Chief Financial Officer***
Years with ADM: 19

*   Mr. Patolawala joined the Company on August 1, 2024.

**   Mr. Roig served as Interim Chief Financial Officer from January 2024 until Mr. Patolawala joined the Company in August 2024. Mr. Roig served as President of EMEA and President of Animal Nutrition prior to and following the time he served as the Company's Interim Chief Financial Officer.

***   Mr. Luthar was placed on administrative leave in January 2024, transitioned to a non-executive employee role in April 2024, and resigned from ADM effective September 30, 2024.



Executive Summary

OUR COMPENSATION PHILOSOPHY AND OBJECTIVES

ADM unlocks the power of nature to enrich the quality of life and provide access to nutrition worldwide. ADM is a global leader in human and animal nutrition and one of the world's premier agricultural origination and processing companies. In order to achieve this, we must attract, engage, and retain highly talented individuals who are committed to our core values of integrity, excellence, teamwork, resourcefulness, responsibility, and respect for others. Our compensation programs are designed to reward for achieving our annual *and* long-term priorities. Our compensation and benefit programs are based on the following objectives:

- **Reinforce a high-performance culture**—linking short- and long-term compensation with individual and Company performance;

- **Emphasize the long-term**—structuring executive compensation to include a significant percentage of long-term equity awards;

- **Focus on results**—rewarding executives for long-term stockholder value creation, excellence in leadership, and implementing our business strategy;

- **Remain market competitive**—providing compensation that is consistent with the scope of responsibilities of the role with other comparable organizations to attract and retain high quality executive talent; and

- **Maintain internal equity**—structuring compensation and benefit programs with consistent features for employees and executives across the organization.

2024 PERFORMANCE HIGHLIGHTS[1]

In 2024, ADM overcame multiple market and geopolitical challenges, and in the face of these challenges, we kept our focus on strong execution, continuous improvement efforts, and delivering winning solutions for our customers.

Here are some highlights ADM achieved in 2024.

Total Segment Operating Profit	Dividend Increase	Repurchases and Dividends
$4.2B	**+11%**	**$3.3B**
Achieved $4.74 in adjusted earnings per share and $4.2 billion of total segment operating profit.[1]	Delivered strong cash flows and balance sheet, which supported a 11% dividend increase, marking the 52nd consecutive year of increases and 92 years of uninterrupted dividends.	Maintained disciplined and balanced capital allocation, with $3.3 billion of cash returned to stockholders via repurchases and dividends.

KEY EXECUTIVE COMPENSATION ACTIONS FOR 2024:

- **Modest base salary changes**—Only two NEOs' salaries were increased (by 3% and 5.6%) to strengthen market competitiveness and maintain a focus on performance-based pay.

- **Earned incentives reflected Company performance**—The Company performance component of the annual incentive for 2024 was 30.4% out of 75% target, reflecting results versus preestablished company-wide goals for earnings before interest, taxes, depreciation, and amortization ("EBITDA") and return on invested capital ("ROIC").

- **LTI based on long-term results**—PSUs for 2022-2024 were based on results versus preestablished goals for ROIC (50%), earnings per share ("EPS") (50%) and a two-goal ESG modifier. The above maximum performance on the ROIC metric was averaged with no payout on the EPS metric and then multiplied by a positive ESG modifier, resulting in 112% of target being attained.

- **Exercise of Negative Discretion**—In connection with the 2024 compensation decisions, the Compensation and Succession Committee and the Board believed it was appropriate to consider the impact of the ongoing investigation regarding certain accounting practices and procedures with respect to ADM's Nutrition reporting segment (the "Investigation"). Although no named executive officer of the Company has been found to have engaged in improper conduct, to ensure accountability and clarity of our priorities, the Board determined that it was appropriate for the Compensation and Succession Committee to exercise negative discretion to reduce the payout percentage under the Company performance component of the 2024 annual cash incentive program and the shares earned for the 2022 PSUs for select participants. This negative discretion was applied to certain NEOs who were in relevant leadership positions during the period covered by the Investigation. The reductions, described in more detail in the "2024 Annual Cash Incentive" and "Equity-Based Long-Term Incentives" below, are part of the Company's broader efforts to demonstrate accountability at an institutional level.

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[1] Adjusted Earnings Per Share and total segment operating profit are financial measures that have not been calculated in accordance with generally accepted accounting principles (GAAP). Annex A to this proxy statement offers more detailed definitions of these terms, a reconciliation of each to the most directly comparable GAAP financial measure, and related disclosures about the use of these non-GAAP financial measures.



OVERVIEW OF OUR COMPENSATION PROGRAM

Total direct compensation for ADM executives is delivered through salary, annual cash incentives and long-term equity incentive ("LTI") awards. The annual cash incentives and LTI comprise the majority of total direct compensation. This mix of cash and equity awards emphasizes multiple performance factors ultimately intended to facilitate stockholder value creation over the short- and long-term.

We believe salaries and performance-based annual cash incentive awards encourage and reward annual business results, while our LTI program balances performance against key long-term financial metrics with retention and continuity of leadership.

2024 PAY MIX

In 2024, the NEOs (excluding Mr. Luthar) received, on average, 59% of their total target direct compensation in performance-based pay, and 72% of their total target direct compensation in equity awards. For these purposes, we consider the base salary paid in 2024, the target annual cash incentive for 2024, and the target award value of equity (the dollar amount of such awards as approved by the Compensation and Succession Committee) granted in 2024 for the 2024-2026 performance period. For Mr. Patolawala, the "Average Other Named Executive Officers Pay Mix" chart reflects his 2024 base salary and target annual incentive bonus on an annualized basis, and excludes his one-time make-whole replacement cash incentive and equity award. For Mr. Roig, the "Average Other Named Executive Officers Pay Mix" chart excludes his one-time grant of RSUs in connection with service as Interim Chief Financial Officer but does include the cash stipend he received during the time he served as Interim Chief Financial Officer, which are described in more detail below.

CEO PAY MIX

Long-Term Incentive

6.7%

31.9%

13.5%

47.9%

Performance-Based Pay

- ■ Base
- ■ Annual Incentive Bonus
- ■ PSUs
- ■ Time-Vested RSUs

61.4%
Performance-Based Pay

AVERAGE OTHER NAMED EXECUTIVE OFFICERS PAY MIX

Long-Term Incentive

18.3%

25.7%

17.5%

38.5%

Performance-Based Pay

- ■ Base
- ■ Annual Incentive Bonus
- ■ PSUs
- ■ Time-Vested RSUs

56.0%
Performance-Based Pay

In 2024, the Compensation and Succession Committee granted annual equity awards in the form of 60% PSUs and 40% time-based RSUs to the NEOs. The PSUs will vest based on ADM's performance against specific goals over a three-year performance period that will end on December 31, 2026. The RSUs will vest one-third each year over a three-year period. For details, see "2024 Executive Compensation Decisions—Equity-Based Long-Term Incentives."



EXECUTIVE OFFICER TRANSITIONS IN 2024

Monish Patolawala joined ADM as Executive Vice President and Chief Financial Officer, effective August 1, 2024.

In connection with Mr. Patolawala's appointment, the Compensation and Succession Committee approved the following elements of Mr. Patolawala's compensation:

- an initial annual base salary of $1,425,000;

- one-time make-whole awards, intended to replace the cash incentives and unvested equity awards that Mr. Patolawala forfeited from his prior employer to join the Company:

  - cash incentive: $1,400,000 payable in January 2025 (to replace the portion of annual bonus forfeited upon departure),

  - equity award: RSUs with an approximate grant date value of $10,000,000 granted on August 1, 2024, vesting 25% at six months from grant date, 25% at 12 months from grant date, and 50% at 18 months from grant date (to replace the value of unvested equity awards forfeited upon departure, with the same vesting schedule as those forfeited awards);

- participation in the Company's 2024 annual cash incentive plan at a target opportunity of 135% of his base salary, prorated based upon his start date with the Company;

- an annual equity award with an approximate grant date value of $6,950,000, granted on August 1, 2024 in the form of 60% PSUs with the same terms as the Company's annual 2024 PSU awards for the other executive officers, and 40% RSUs, vesting one-third each year over a three-year period following August 1, 2024; and

- relocation benefits under the Company's relocation policy.

Prior to Mr. Patolawala's appointment, Ismael Roig served as our Interim Chief Financial Officer, beginning in January 2024 when our previous Chief Financial Officer, Vikram Luthar, was placed on administrative leave. Prior to that, Mr. Roig served as President of EMEA and President of Animal Nutrition, and he continued to serve in those roles after Mr. Patolawala became Chief Financial Officer. In connection with Mr. Roig's appointment as Interim Chief Financial Officer, the Compensation and Succession Committee approved the payment of a cash stipend in the amount of $35,000 to Mr. Roig, in addition to his base salary, for each calendar month during which he served as Interim Chief Financial Officer and a one-time grant of RSUs to Mr. Roig on March 18, 2024, in the amount of $1,000,000, which vest in full on the one-year anniversary of the date of grant.

Mr. Luthar was placed on administrative leave on January 19, 2024, and on April 19, 2024, the Company and Mr. Luthar entered into a Transition Agreement (the "Transition Agreement"). Pursuant to the Transition Agreement, Mr. Luthar remained a non-executive employee, available to assist the Company and provide transitional support as needed, until his resignation date of September 30, 2024. Under the Transition Agreement, Mr. Luthar received his annual cash performance incentive award for 2023 in the amount of $743,419 and the shares earned for his 2021 PSU award, consistent with the determinations of the Company performance metrics that applied to other executive officers. While employed during the transition period, Mr. Luthar continued to be paid his base salary, which was unchanged. Following his resignation date, consistent with the Company's guidelines under the cash incentive plan and the terms of the equity award agreements applicable upon retirement (the age and service requirements of which Mr. Luthar had met), Mr. Luthar was eligible to receive a prorated 2024 annual cash performance incentive payment (based solely on Company performance metrics), and retirement treatment for purposes of his outstanding equity awards, subject to the terms of the applicable plans. Determinations related to Mr. Luthar's 2024 annual cash performance incentive and his 2022 PSUs are described below under "2024 Executive Compensation Decisions – 2024 Annual Cash Incentive" and "2024 Executive Compensation Decisions – Equity-Based Long-Term Incentives."



EXECUTIVE COMPENSATION BEST PRACTICES

We annually evaluate all elements of NEO pay to ensure alignment with performance objectives, market best practices, and stockholder interests. In addition, ADM's Lead Director, our CEO, and our Chief People Officer ("CPO") annually engage with the Company's largest institutional stockholders to receive their feedback on the structure and performance focus of our executive compensation programs. The following table summarizes our current practices.

What We Do	What We Don't Do
✓ **Pay-for-performance:** We tie compensation to performance by setting clear and challenging Company financial goals and individual goals, and having a majority of target total direct compensation consist of performance-based components.	X **No guaranteed annual incentive payout:** There is no minimum or guaranteed payout amount under the annual cash incentive program.
✓ **Performance-based equity awards:** 60% of the NEOs' annual LTI award opportunity is delivered in PSUs that may be earned only if the Company achieves prescribed financial goals over a prospective three-year performance period.	X **No hedging:** We prohibit executives from engaging in hedging transactions with ADM securities.
✓ **Multiple performance metrics:** Payouts of our annual cash incentives and long-term incentives are determined based on the weighted results for several financial performance measures and structured to balance accountability for driving annual results with sustainable long-term performance.	X **No gross up of excise tax payments:** We do not assist executives with taxes owed as a result of their compensation.
✓ **Aggressive stock ownership and retention requirements:** Our NEOs and directors must comply with rigorous stock ownership requirements, and they may not sell any Company securities until these guidelines are satisfied.	X **No excessive executive perks:** Executive perquisites are not excessive and are limited to executive physicals, certain insurance benefits, financial planning services, expatriate expenses, and (for the Board Chair and CEO) limited personal use of Company chartered aircraft.
✓ **Compensation-related risk review:** The Compensation and Succession Committee regularly reviews compensation-related risks, with the assistance of independent consultants, to confirm that any such risks are not likely to have a material adverse effect on the Company.	X **No pledging:** We prohibit executives from pledging ADM securities.
✓ **Clawback policy:** The Company has a policy that provides for the recovery of incentive-based compensation from executives in the event of a financial restatement.	X **No employment contracts:** We do not have an employment contract with any executive officer.
✓ **Regular review of proxy advisor policies, stockholder feedback and corporate governance best practices:** The Compensation and Succession Committee regularly considers the perspectives of outside authorities as they relate to our executive compensation programs.	
✓ **Double-trigger requirement:** Equity awards do not automatically vest in the event of a change in control. Instead, we impose a "double-trigger" requirement to accelerate vesting.	



ADVISORY "SAY ON PAY" VOTE

At the 2024 Annual Meeting of Stockholders, approximately 87% of the shares voted in the advisory vote on executive compensation voted to approve our executive compensation. The Compensation and Succession Committee believes that this strong level of support, and the strong levels of support shown in prior years, affirms broad stockholder agreement with our pay-for-performance approach to executive compensation.

We routinely conduct extensive proactive outreach to our largest institutional stockholders to understand and address issues of interest and to foster long-term cooperative relationships. The Compensation and Succession Committee will continue to consider stockholder feedback and the results from advisory votes on executive compensation when approving compensation programs. For more information, see "Stockholder Outreach and Engagement."



How Executive Compensation is Determined

THE ROLE OF THE COMPENSATION AND SUCCESSION COMMITTEE

The Compensation and Succession Committee, which is composed solely of independent directors, is responsible for establishing ADM's compensation philosophy and developing compensation policies and programs consistent with this philosophy. When making compensation decisions, the Compensation and Succession Committee considers the Company's executive compensation objectives described below.

Align executive and stockholder interests. We believe that a substantial portion of total compensation should be equity-based in order to align leadership incentives and stockholder value.

We protect our stockholders' interest by including clawback provisions in long-term incentive award agreements that provide for recovery or forfeiture of awards in certain events, including breaches of restrictive covenants, misconduct and certain terminations of employment. We also have a separate clawback policy that provides for recovery of certain incentive-based compensation in the case of an accounting restatement.

Attract and retain top executive talent. We maintain a competitive and fair compensation program to attract and retain talented executives in a dynamic, global market, with a balanced mix of salary, annual cash incentives, and long-term incentive awards targeted to be market competitive.

Pay-for-performance. Our executive compensation program emphasizes variable, performance-based pay tied to company and individual achievements. The Compensation and Succession Committee assesses executive pay holistically, with both annual cash incentives and long-term incentive awards reflecting measurable financial and strategic performance.

Internal equity. The Compensation and Succession Committee considers internal equity when determining the pay of NEOs by evaluating compensation in the context of broader employee compensation.

THE ROLE OF THE BOARD

The Board reviews and approves the Company's annual and long-term business plans, which include some of the factors used to set financial and business objectives for incentive compensation. The independent directors establish and approve all performance criteria for evaluating the Board Chair and CEO, annually evaluate the performance of the Board Chair and CEO based on these criteria, and ratify his compensation. The Board also may provide input and ratification on any additional compensation-related issues at the Compensation and Succession Committee's request. The Board conducts an annual review of the Company's performance, which informs the calculation of performance-based incentives and decisions regarding compensation packages generally.

THE ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

For 2024, the Compensation and Succession Committee retained Meridian Compensation Partners, LLC ("Meridian") as its independent executive compensation consultant. Meridian reports directly to the Compensation and Succession Committee and provides objective and expert analyses and independent advice on executive and director compensation and other matters in support of the Committee's responsibilities.

Each Compensation and Succession Committee meeting includes an executive session where the Committee meets privately with the independent consultant, without Company management. Outside of these sessions, the independent consultant interacts with management solely on behalf of the Compensation and Succession Committee.

The Compensation and Succession Committee only retains consultants that it believes will provide independent advice. The Committee has assessed the independence of Meridian pursuant to SEC and NYSE rules and concluded that the work Meridian has performed and is expected to perform in the future does not raise any conflict of interest.

THE ROLE OF EXECUTIVES

Our Board Chair and CEO assists the Compensation and Succession Committee in determining compensation for the NEOs other than himself, both in terms of individual performance and with respect to the functions or business units they oversee. The Board Chair and CEO also recommends to the Compensation and Succession Committee, but does not vote on, annual base salary adjustments, individual and group performance factors, and short- and long-term incentive award target levels for the other NEOs.

The Company's CPO oversees all employee compensation with the oversight and direction of the Compensation and Succession Committee. The CPO prepares most of the materials for the Compensation and Succession Committee meetings and provides analyses that assist the Committee with its decisions, such as summaries of competitive market practices, summaries of the Company's succession management, and reports regarding the Company's performance. In addition, throughout the year, the CPO facilitates meetings with management to help the Compensation and Succession Committee gain a better understanding of Company performance, and ensures that the Committee receives a rigorous assessment of year-to-date performance at each of its meetings. The Company's executives, including the Board Chair and CEO, leave meetings during discussions of individual compensation actions affecting them personally and during all executive sessions, unless requested to remain by the Compensation and Succession Committee.


Components of Executive Compensation

The following chart summarizes the direct compensation components and associated objectives of our fixed and performance-based pay for executives in 2024. Although the Compensation and Succession Committee has not adopted a policy for allocating the various elements of total direct compensation, the Company places greater emphasis on variable pay for executives with more significant responsibilities because they have a greater capacity to affect the Company's performance and results.

Components of 2024 Executive Compensation

	Element and Form		Link to Stockholder Value	Key Characteristics
FIXED	Annual	Base Salary	Recognize an individual's role and responsibilities	Reviewed annually and set based on competitiveness versus the external market, individual performance, and internal equity
ANNUAL INCENTIVE AWARDS	Annual	Annual Cash Incentive	Achieve annual goals measured in terms of financial and individual performance linked to creation of stockholder value	Adjusted EBITDA, Adjusted ROIC, and Individual Performance Factor
LONG-TERM INCENTIVE AWARDS	Long-Term (3-Year Performance Period)	Performance Share Units (PSUs) 60%	Align long-term performance with interests of stockholders and retain executive talent	Achievement of key drivers of Company performance and stockholder value as evidenced by average Adjusted ROIC, cumulative Adjusted Earnings per Share, and a two-goal Strive 35 modifier that is focused on results in the ESG space
	Long-Term (Vest over 3-Year Period)	Restricted Stock Units (RSUs) 40%	Align NEOs' interests with stockholders' interests, retain executive talent, and promote stock ownership	RSUs are granted pursuant to the Company's long-term equity plan and vest one-third each year beginning on the first anniversary of the grant date



2024 Executive Compensation Decisions

INDIVIDUAL COMPENSATION DECISIONS

The following tables summarize compensation decisions made by the Compensation and Succession Committee with respect to each of the NEOs for 2024. Details regarding the specific compensation elements and related payouts follow the individual summaries.

The award values shown below for LTI grants represent the dollar amount of such awards, at target, as approved by the Compensation and Succession Committee. These amounts differ from the grant date fair values of such awards as shown in the Grants of Plan-Based Awards Table and the Summary Compensation Table due to the valuation methodology the Compensation and Succession Committee uses in making its decisions differing from the valuation methodology required by the SEC for those compensation tables.

MR. LUCIANO
Board Chair, CEO, and President



Base salary	Unchanged at $1,492,500
Target annual cash incentive	200% of base salary, or $2,985,000
Actual annual cash incentive	$1,199,970, or approximately 40% of target
Long-term incentives	$17,700,000, granted in the form of 60% PSUs and 40% RSUs

Significant accomplishments:

- Delivered adjusted earnings per share of $4.74; total segment operating profit of $4.2 billion; and 8.3% adjusted ROIC.[2]

- Maintained strong balance sheet while returning $3.3 billion in cash to stockholders and increasing dividend by 11%.

- Advanced strategic initiatives that are serving our customers' evolving needs, from expanding regenerative agriculture globally, to launching a joint venture, Gradable, in partnership with the Farmers Business Network to accelerate adoption of regenerative and sustainable agricultural practices.

- Effectively managed through external headwinds by delivering solid production volumes in our Latin America region, improving production volume in starches and sweeteners across the business, and increasing operating profits in several product lines for North America.

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[2] Adjusted earnings per share, Adjusted ROIC and total segment operating profit are financial measures that have not been calculated in accordance with GAAP. Annex A to this proxy statement offers more detailed definitions of these terms, a reconciliation of each to the most directly comparable GAAP financial measure, and related disclosures about the use of these non-GAAP financial measures.


MR. PATOLAWALA
Executive Vice President and Chief Financial Officer



Base salary	Hired at $1,425,000
Target annual cash incentive	135% of prorated base salary, or $801,563 (based on a base salary of $593,751 for portion of 2024 he was employed)
Actual annual cash incentive	$524,222, or approximately 65% of target
Replacement cash incentive	One-time sign-on replacement cash incentive payment of $1,400,000, paid in January 2025
Long-term incentives	$6,950,000, granted in the form of 60% PSUs and 40% RSUs; one-time sign-on replacement award of $10,000,000 granted in the form of RSUs

Significant accomplishments:

- Enhanced financial integrity by bolstering a strong "tone at the top," strengthening internal controls, and enhancing quality of financial reporting.

- Quickly partnered with the Board Chair and CEO and other senior leaders to help shape the Company's long-term strategy, emphasizing operational excellence through cost management and portfolio optimization.

- Drove continuous improvement by directing the team's focus on the end-to-end value chain and enabling effective root cause analysis through data visualization and analytics.

- Maintained a strong focus on driving cash generation and disciplined capital deployment to further both short-term financial strength and long-term value creation.

MR. ROIG
Interim Chief Financial Officer (January — July 2024); President EMEA and President Animal Nutrition



Base salary	$550,008
Cash stipend	$35,000 per month while serving as Interim CFO
Target annual cash incentive	100% of base salary, or $550,000
Actual annual cash incentive	$193,600, or approximately 35% of target
Long-term incentives	$1,200,000, granted in the form of 60% PSUs and 40% RSUs; one-time award of $1,000,000 granted in the form of RSUs in connection with his appointment to Interim CFO role

Significant accomplishments:

- Appointed Interim Chief Financial Officer and led the Company's transition to a permanent Chief Financial Officer.

- Managed accounting remediation efforts and control improvements.

- Implemented a $2 billion stock repurchase program while working closely with external stakeholders, including rating agencies, to support the Company's liquidity position and access to market.

- Developed a cost reduction program to reduce costs across the global organization.



MR. MORRIS
Senior Vice President and President, Agricultural Services and Oilseeds



Base salary	Increased from $714,000 to $735,504
Target annual cash incentive	100% of base salary, or $735,500
Actual annual cash incentive	$258,896, or approximately 35% of target
Long-term incentives	$3,300,000, granted in the form of 60% PSUs and 40% RSUs

Significant accomplishments:

- While the overall performance in Agricultural Services and Oilseeds fell short of the annual business plan, the business delivered record Global production volumes in canola/rapeseed crush and refined oils and biodiesel.

- Expanded ADM's Regenerative Ag program globally across 8 countries and 9 agricultural commodities, and exceeded goals for the year by 41%.

- Delivered against growth goals in both farmer direct origination and destination marketing volumes.

MR. CUDDY
Senior Vice President and President, Carbohydrate Solutions



Base salary	Increased from $663,000 to $700,008
Target annual cash incentive	100% of base salary, or $700,000
Actual annual cash incentive	$351,400, or approximately 50% of target
Long-term incentives	$3,100,000, granted in the form of 60% PSUs and 40% RSUs

Significant accomplishments:

- Achieved third-best performance year in North America Starches and Corn Syrups, as well as the second-best year ever in Global Wheat Milling.

- Grew BioSolutions volume by 10% and successfully executed new sales volumes for starch capacity in Marshall, MN.

- Realized improved plant run rates, with volumes up 4% compared to the prior year and unscheduled downtime reduced by 16%, alongside a 2% cost improvement versus the previous year.

- Executed agreement with Vestaron to produce biologics in Decatur's Bio II facility.



MR. PINNER
Senior Vice President, President, Nutrition, and Chief Sales and Marketing Officer



Base salary	Unchanged at $700,008
Target annual cash incentive	100% of base salary, or $700,000
Actual annual cash incentive	$352,800, or approximately 50% of target
Long-term incentives	$3,000,000, granted in the form of 60% PSUs and 40% RSUs

Significant accomplishments:

- While overall performance in Nutrition fell short of the annual business plan, achieved strong revenue growth in Flavors while resolving operational challenges from earlier Enterprise Resource Planning implementations, as well as record growth in sales and earnings from Bioactives business.

- Mitigated customer and supply chain challenges in the protein business while the East Plant Crush asset remained under repair.

- Continued improvements in Animal Nutrition turnaround.

BASE SALARY

The Compensation and Succession Committee sets base salaries based on an executive's position, skills, performance, experience, tenure, and responsibilities. The Compensation and Succession Committee annually assesses the competitiveness of base salary levels relative to salaries within the marketplace for similar executive positions, typically using a range around the market median as a starting point. When assessing any salary adjustments for executives, the Compensation and Succession Committee also considers factors such as changes in responsibilities and corresponding changes in competitive marketplace levels.

In 2024, Mr. Morris received a base salary increase of 3% and Mr. Cuddy received a base salary increase of 5.6%, in each case to strengthen market competitiveness. None of the other NEOs received a base salary increase in 2024.

2024 ANNUAL CASH INCENTIVE

We pay an annual cash incentive only if ADM meets specified performance goals. The annual cash incentive program emphasizes company-wide performance objectives to encourage executives to focus on overall Company success and leadership to generate the most value across the organization. Our performance metrics are directly tied to driving stockholder value creation: we require meaningful results for annual metrics before any awards may be earned.

The annual cash incentive program aligns rewards with business results measured against specific goals. At the start of each fiscal year, the Compensation and Succession Committee approves target annual cash incentive levels, expressed as a percentage of salary, for each NEO. Actual awards paid are based on both Company performance (75% weight) and individual performance (25% weight). Payouts can range from 0% to a maximum of 200%, depending on both Company and individual performance.

The 2024 annual cash incentive program was based on two key measures of financial performance—adjusted EBITDA and adjusted ROIC—as well as individual performance. The Compensation and Succession Committee removed the strategic goals component that had been in the 2023 annual cash incentive program to simplify the program and focus participants on critical financial goals.

Company Performance Components

Company performance payout is determined by ADM's adjusted EBITDA and adjusted ROIC.[3]

Adjusted EBITDA

Adjusted EBITDA has a weighting of 75% under our 2024 annual cash incentive program. The Company sets the EBITDA target based upon the Company plan for the year, which also considers the external environment.

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[3] Adjusted EBITDA and Adjusted ROIC are financial measures that have not been calculated in accordance with GAAP, and are referred to as non-GAAP financial measures. Annex A to this proxy statement provides more detailed definitions of these terms, a reconciliation of each to the most directly comparable GAAP financial measure, and related disclosures about the use of these non-GAAP financial measures.



The adjusted EBITDA goals and associated payout opportunity levels are shown below. Payout opportunity levels are interpolated for results that fall between specific goal amounts.

Adjusted EBITDA Achieved	Payout Opportunity
$6.602B & Above	200%
$6.319B	150%
$6.134B	125%
$5.438B (Plan Adjusted EBITDA)	100%
$4.954B	75%
$4.573B	50%
$4.182B	25%
Below $4.182B	0%

Adjusted ROIC Modifier

ROIC measures how effectively we generate returns on invested capital.

Once the adjusted EBITDA results are determined for the Company performance payout component of our 2024 annual cash incentive program, actual adjusted ROIC for 2024 is compared against the 9.8% adjusted ROIC target that was set for 2024. The result of that comparison leads to a modifier of +/- 10%. The modifier boosts the payout potential in years that our adjusted ROIC exceeds our target, and reduces the payout potential if adjusted ROIC falls below target expectations.

The adjusted ROIC modifier is determined as follows:

Adjusted ROIC Achieved	Multiplier	Effect of modifier on payout
11.8% or greater	1.1	10% increase
9.8% (Target)	1.0	No change
7.8% or less	0.9	10% decrease

For Adjusted ROIC results between specific goals, the multiplier will be determined by linear interpolation.

2024 Company Performance Payout Component Calculation

For 2024, ADM attained the results shown below, leading to an overall Company performance portion payout of 30.4% out of 75% target.

Our 2024 adjusted EBITDA of $4.476 billion represented 43.8% of our goal. Applying the weighting of adjusted EBITDA of 75% of the total annual cash incentive payout, this factor achieved a payout of 32.85%.





75%

Adjusted EBITDA

43.8% Payout x 75% = 32.85%

Threshold
25% Payout
Target
100% Payout
Maximum
200% Payout
43.8%
$4.476B
$4.182B
$5.438B
$6.602B



Further, adjusted ROIC for 2024 was 8.3%, resulting in a multiplier of 0.925.



Applying this multiplier of 0.925 to the adjusted EBITDA payout of 32.85% resulted in an overall Company performance portion payout of 30.4% out of 75% target.

However, as discussed in "Key Executive Compensation Actions For 2024," the Compensation and Succession Committee exercised negative discretion to reduce the 30.4% Company performance payout percentage by half for certain NEOs and to zero for one NEO, in each case who served in relevant leadership positions during the period covered by the Investigation, and as a result, the following Company performance percentages were applied to the NEOs:

	Company Performance Percentages
J. R. Luciano	15.2%
M. Patolawala	30.4%
I. Roig	15.2%
G. A. Morris	15.2%
C. M. Cuddy	15.2%
I. Pinner	30.4%
V. Luthar	0%

Individual Performance Components

Individual performance determines 25% of the annual cash bonus.

Our leaders are responsible for driving performance company-wide; their respective individual performance ratings are a result of their performance against goals for the year, including goals for the business units they run. The target individual performance percentage is 25% of the overall cash incentive program. For each NEO, the Compensation and Succession Committee has discretion to adjust payout from 0% to 200% of the 25% target percentage based on the Committee's assessment of the NEO's performance and contribution to the Company's success. As a result, the individual performance portion can range from a total payout of 0% to 50% (in 5 percentage point increments). Pursuant to the Transition Agreement, Mr. Luthar was not eligible for the individual performance component of the 2024 annual cash incentive program.

After consideration of these various factors, the Compensation and Succession Committee determined to award the following individual performance percentages to the NEOs:

	Individual Performance Percentages
J. R. Luciano	25%
M. Patolawala	35%
I. Roig	20%
G. A. Morris	20%
C. M. Cuddy	35%
I. Pinner	20%



Calculation of Award Amounts

The formula used to calculate an annual cash incentive payout for the NEOs can be expressed as follows, utilizing the 30.4% out of 75% target for the Company performance component, prior to the exercise of negative discretion for certain NEOs as discussed above:



Company Performance
75% of award
Company EBITDA Performance
ROIC Multiplier
43.8% Performance
x
75% Weight
=
32.85%
X
0.925
+
Individual Performance
25% of award
Individual Performance
0% to 50%
=
Total Cash Bonus
2024 Cash Bonus
Company + Individual Performance
32.85% x 0.925 = 30.4% payout
+
0% to 50%
=
Can range from 30.4% to 80.4%

The Resulting Annual Cash Incentive for Each NEO

Based on the determination of the Company and individual performance factors as described above, the NEOs received the payouts set forth below.

Executive	Target Cash Incentive Opportunity (% of Salary)	Target Cash Incentive Opportunity	Cash Bonus Payout as a Percentage of Target	Actual FY2024 Cash Award
J. R. Luciano	200%	$2,985,000	40.2%	$1,199,970
M. Patolawala(1)	135%	$ 801,563	65.4%	$ 524,222
I. Roig	100%	$ 550,000	35.2%	$ 193,600
G. A. Morris	100%	$ 735,500	35.2%	$ 258,896
C. M. Cuddy	100%	$ 700,000	50.2%	$ 351,400
I. Pinner	100%	$ 700,000	50.4%	$ 352,800
V. Luthar(2)	75%	$ 435,938	0%	$ 0

(1) Mr. Patolawala received a prorated cash incentive award based on his start date of August 1, 2024. His cash bonus payout percentage was applied to his prorated base salary for 2024.

(2) Mr. Luthar's target cash incentive opportunity was prorated based on his resignation date of September 30, 2024.

One-Time Bonus Approval

In addition, as described above, in connection with Mr. Patolawala's appointment, the Compensation and Succession Committee approved a one-time sign-on bonus of $1,400,000, payable in January 2025, intended to replace the prorated annual cash incentive that Mr. Patolawala forfeited from his prior employer to join the Company.



EQUITY-BASED LONG-TERM INCENTIVES

ADM's LTI program aligns the interests of executives with those of our stockholders by rewarding financial outcomes important to long-term stockholder value, supporting stock ownership, and motivating retention of our senior executives. Our performance-based LTI awards are based on the results of forward-looking metrics measured over a three-year performance period.

In 2024, we granted our annual LTI awards in March (or for Mr. Patolawala, in August) in the form of 60% PSUs with a three-year performance period, which PSUs will vest at the end of the three-year period only if certain performance goals are achieved, and 40% RSUs with a one-third ratable vesting schedule on each of the first three anniversaries of the date of grant. We believe this forward-looking LTI program aligns our equity compensation with market practice and strengthens our executives' focus on growth and future value creation for stockholders.

The 2024 grants, including the sign-on equity award to Mr. Patolawala, in the target amounts approved by the Compensation and Succession Committee, are shown below. Mr. Luthar did not receive any LTI awards in 2024.

The listed values represent the dollar amount of such awards, at target, as approved by the Compensation and Succession Committee. These amounts differ from the grant date fair values of such awards as shown in the Grants of Plan-Based Awards Table and the Summary Compensation Table due to the valuation methodology the Compensation and Succession Committee uses in making its decisions differing from the valuation methodology required by the SEC for the compensation tables.

Executive	Target Equity Award
J. R. Luciano	$ 17,700,000
M. Patolawala	$ 16,950,000[1]
I. Roig	$ 2,200,000[2]
G. A. Morris	$ 3,300,000
C. M. Cuddy	$ 3,100,000
I. Pinner	$ 3,000,000

(1)   The target equity award value for Mr. Patolawala consists of (a) an equity award with an approximate grant date value of $6,950,000, granted in the form of 60% PSUs with the same terms as the Company's annual 2024 PSU awards for the other executive officers, and 40% RSUs, vesting one-third each year over a three-year period following the August 1, 2024 grant date; and (b) a one-time sign-on equity award of RSUs granted on August 1, 2024 with an approximate grant date value of $10,000,000, vesting 25% at six months from the grant date, 25% at 12 months from the grant date, and 50% at 18 months from the grant date, intended to replace the value of unvested equity awards that Mr. Patolawala forfeited from his prior employer to join the Company.

(2)   In addition to his annual equity award, this amount for Mr. Roig includes the one-time grant of RSUs on March 18, 2024 with an approximate grant date value of $1,000,000 in connection with his service as Interim Chief Financial Officer, which vest in full on the one-year anniversary of the grant date.

The terms of these equity awards are described below.

PSU Vesting

Except in cases that trigger accelerated vesting (described below), the 2024 PSUs will vest in three years upon the Compensation and Succession Committee's determination of the Company's achievements, if any, against certain performance goals over a three-year performance period (2024–2026). Payouts can range from 0% to 200%, and the value of those payouts will depend upon the price of ADM's common stock at the end of the performance period. During the performance period, dividend equivalents will be accrued and settled in cash at the end of the three-year performance period on the basis of the number of PSUs actually earned. Vested PSUs will be settled in shares of ADM common stock.

PSU Performance Metrics

The performance metrics for the 2024 PSU awards are:

- Average adjusted ROIC over the three-year performance period[4] (50% weight),

- Cumulative adjusted earnings per share ("adjusted EPS") performance over the three-year performance period[5] (50% weight), and

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4   Average adjusted ROIC for the performance period means the average of the annual percentage obtained by dividing the adjusted ROIC earnings for each fiscal year during the performance period by adjusted invested capital for the same fiscal year. Adjusted ROIC is a financial measure that has not been calculated in accordance with GAAP, and is referred to as a non-GAAP financial measure. Annex A to this proxy statement provides more detailed definitions of this term, a reconciliation to the most directly comparable GAAP financial measure, and related disclosures about the use of this non-GAAP financial measure.

5   Cumulative adjusted EPS for the performance period means the diluted earnings per share of the Company over the three-year performance period, as adjusted for specified items. Adjusted EPS is a financial measure that has not been calculated in accordance with GAAP, and is referred to as a non-GAAP financial measure. Annex A to this proxy statement provides more detailed definitions of this term, a reconciliation to the most directly comparable GAAP financial measure, and related disclosures about the use of this non-GAAP financial measure.



- A two-goal Strive 35 modifier that reflects (1) progress toward water savings through water reuse and reclamation across facilities, and (2) absolute reduction in greenhouse gas emissions over the three-year performance period (+/-10%).

ROIC appears as a metric in both our short- and long-term incentive compensation plans, but it serves different purposes and has different weights in the two plans. One-year adjusted ROIC in our annual cash incentive plan demonstrates our short-term performance, while three-year average adjusted ROIC in the PSU award better reflects long-term, sustainable results with an emphasis on growth and driving consistent returns of our capital investments over time.

The Committee continued to utilize adjusted EPS as one of the performance metrics for the 2024 PSU awards because adjusted EPS is one of the primary bases on which we set performance expectations for the year, it is consistent with how we report our operating results to the investment community, it is a widely-used measure of overall Company performance, and the Committee believes it is highly correlated to stockholder return.

The goals and associated payouts for these metrics are shown below. If results for average adjusted ROIC and adjusted EPS fall between specific goals, the associated payout will be determined by linear interpolation.

Performance metric	Weighting	No payout	50% payout	100% payout	150% payout	200% payout
Average Adjusted ROIC	50%	Below 7.0%	9.0%	10.0%	11.0%	12.0% or above
Cumulative Adjusted EPS	50%	Below $15.00	$17.00	$18.50	$19.00	$19.50
ESG Modifier	+/-10%	+/- 5.0% modifier based on level of achievement as it relates to completion of projects designed to deliver 1.2 million cubic meters of water savings through water reuse and reclamation across facilities Adjustment factor will be made based on Committee discretion				
		+/- 5.0% modifier based on level of achievement as it relates to a goal of 2.0% absolute reduction in greenhouse gas emissions over the three-year period of 2024-2026 Adjustment factor will be made based on Committee discretion				

In establishing and measuring achievements against the goals shown above, the Compensation and Succession Committee retains discretion to make changes to reflect "material portfolio adjustments," which are events that are unusual and infrequent, like significant acquisitions and divestitures.

RSU Vesting

Except in cases that trigger accelerated vesting (described below), RSUs vest one-third each year over a three-year period beginning on the first anniversary of the grant date so long as the recipient is still employed by the Company on each vesting date. During the vesting period, participants are paid dividend equivalents on their unvested RSUs. Vested RSUs will be settled in shares of ADM common stock. RSUs and PSUs will continue to vest as scheduled if an executive leaves the Company because of disability or retirement (at age 55 or older with 10 or more years of service, or 65 years of age).

Conditions Leading to Accelerated Vesting

Upon the death of an executive, the executive's RSUs will vest immediately and the executive's PSUs will vest immediately at the target level. A detailed description of double-trigger change in control provisions that may lead to accelerated vesting appears under the header "Employment Agreements, Severance, and Change in Control Benefits."



Equity Awards Granted in 2022 with a Performance Period that Ended in 2024

In 2022, ADM granted PSUs to our then-NEOs with a three-year performance period (2022-2024). The performance metrics for the 2022 PSU awards were:

- Average adjusted ROIC[6] over the three-year performance period (50% weight),

- Adjusted EPS[7] performance for 2024, the third year of the three-year performance period (50% weight), and

- A two-goal ESG modifier that reflects (1) progress toward gender diversity in leadership, and (2) absolute reduction in greenhouse gas emissions over the three-year performance period (+/-15%).

Pursuant to their terms, the 2022 PSUs held by Mr. Luthar remained outstanding following his resignation due to Mr. Luthar having met the age and service requirements for retirement treatment, with the number of PSUs to be paid out to be determined based on the achievement of actual performance, and subject to the exercise of negative discretion based on such factors as the Committee determines.

The weighting, goals, and associated payout factors for these metrics are shown below. For average adjusted ROIC and adjusted EPS, if results fall between specific goals, the associated payout would be determined by linear interpolation.

Performance metric	Weighting	No payout	50% payout	100% payout	150% payout	200% payout
Average Adjusted ROIC	50%	Below 7.0%	7.5%	9.0%	10.0%	11.0% or above
Adjusted EPS	50%	Below $5.00	$5.25	$6.00	$6.32	$6.75
ESG Modifier	+/-15%	+/- 7.5% modifier based on percent of women in leadership roles ("gender diversity percentage") at 12/31/24 (with linear interpolation applied) -7.5% if gender diversity percentage is 22% or less 0% if gender diversity percentage is 25% +7.5% if gender diversity percentage is 28% or more				
		+/- 7.5% modifier based on level of achievement as it relates to a goal of 2.0% absolute reduction in greenhouse gas emissions during 2024 against 2019 Adjustment factor will be made based on Committee discretion				

On February 5, 2025, the Compensation and Succession Committee determined the degree to which the performance metrics under the 2022 PSUs were attained, and the resulting payout level relative to the target amount for each metric. For the performance period of 2022-2024:

- Average adjusted ROIC was 11.37%, and therefore the resulting payout factor was 200%,

- Adjusted EPS for 2024 was $4.74, and therefore the resulting payout factor was 0%, and

- Progress toward gender diversity in leadership was 4.5%, and progress toward reduction in greenhouse gas emissions over the three-year performance period was 7.5%, yielding a total multiple of 1.12.

Based on the above results, the performance metrics for the 2022 PSUs were achieved at 112% of target. However, as discussed in "Key Executive Compensation Actions For 2024," the Compensation and Succession Committee exercised negative discretion to reduce the number of shares earned by half for certain NEOs and to zero for one NEO, who in each case were in relevant leadership positions during the period covered by the Investigation.

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[6]   Average adjusted ROIC for the performance period is a non-GAAP financial measure and means the average of the annual percentage obtained by dividing the adjusted ROIC earnings for each fiscal year during the performance period by adjusted invested capital for the same fiscal year. See Annex A to this proxy statement for reconciliations of adjusted ROIC for each of fiscal years 2022, 2023 and 2024 to the most directly comparable GAAP financial measure, as well as the calculation of the average adjusted ROIC for the performance period of 2022-2024.

[7]   Adjusted EPS for fiscal year 2024 is a non-GAAP financial measure and means the diluted earnings per share of the Company, as adjusted for specified items. See Annex A to this proxy statement for a reconciliation to the most directly comparable GAAP financial measure.



Based on these determinations, the Compensation and Succession Committee approved the following number of PSUs earned for each NEO:

Executive	Target Number of 2022 PSUs	Actual Number of 2022 PSUs Earned
J. R. Luciano	137,634	77,076**
M. Patolawala*	—	—
I. Roig	6,882	3,854**
G. A. Morris	25,025	14,014**
C. M. Cuddy	25,025	14,014**
I. Pinner	14,431	16,163
V. Luthar	16,371	0***

* Mr. Patolawala was hired in 2024 and, therefore, did not receive a 2022 PSU award.

** Reflects 50% reduction as determined by the Compensation and Succession Committee.

*** Reflects reduction to zero as determined by the Compensation and Succession Committee.

All of the earned PSUs shown in the table above vested on February 10, 2025.

FEATURES OF 2025 COMPENSATION PROGRAMS

The Compensation and Succession Committee made changes to the short-term and long-term incentive compensation plans for performance periods beginning in 2025. These changes are designed to better align with the strategic direction of the Company, to simplify certain design features and to strengthen market competitiveness.

Features of the 2025 Annual Cash Incentive Bonus

- Retained the adjusted EBITDA metric and reduced its weight from 75% to 50%.

- Introduced adjusted free cash flow at 20% weight and cash conversion cycle at 5% weight.

- Removed the +/- 10% ROIC modifier.

Features of the 2025 PSU Awards

- Retained the weightings of the average ROIC metric at 50% and the cumulative adjusted EPS metric at 50%.

- Removed the +/- 10% Strive 35 modifier to simplify program design and maintain focus on long-term financial metrics that are critical to the success of the business.



Peer Group

The Compensation and Succession Committee utilizes the S&P 100 Index as a peer group to evaluate whether executive officer pay levels are aligned with performance on a relative basis. We believe the large peer group is relevant for ADM because we compete for talent and investments across a wide range of industries. Moreover, our diverse business encompasses aspects of several industries; we do not have a direct competitor—in terms of size, focus or business mix—in the public markets. As a result, the Compensation and Succession Committee believes it is appropriate to consider a broad spectrum of compensation levels and investment returns to arrive at our NEO compensation.

Abbott Laboratories	Dow Inc.	Pfizer Inc.
AbbVie Inc.	Elevance Health, Inc.	Phillips 66
Accenture plc	Eli Lily and Company	Prudential Financial, Inc.
Alphabet Inc.	Exxon Mobil Corporation	QUALCOMM Incorporated
Amazon.com, Inc.	FedEx Corporation	RTX Corporation
American Express Company	Ford Motor Company	Sysco Corporation
American International Group, Inc.	General Dynamics Corporation	Target Corporation
Apple Inc.	General Electric Company	Tesla, Inc.
Archer-Daniels-Midland Company	General Motors Company	The Allstate Corporation
AT&T Inc.	HCA Healthcare, Inc.	The Boeing Company
Bank of America Corporation	Honeywell International Inc.	The Cigna Group
Berkshire Hathaway Inc.	HP Inc.	The Coca-Cola Company
Best Buy Co., Inc.	Humana Inc.	The Goldman Sachs Group, Inc.
Bristol-Myers Squibb Company	Intel Corporation	The Home Depot, Inc.
Broadcom Inc.	International Business Machines Corporation	The Kroger Co.
Bunge Global SA	Johnson & Johnson	The Procter & Gamble Company
Cardinal Health, Inc.	JPMorgan Chase & Co.	The Progressive Corporation
Caterpillar Inc.	Lockheed Martin Corporation	The TJX Companies, Inc.
Cencora, Inc.	Lowe's Companies, Inc.	The Travelers Companies, Inc.
Centene Corporation	LyondellBasell Industries N.V.	The Walt Disney Company
Charter Communications, Inc.	Marathon Petroleum Corporation	Thermo Fisher Scientific Inc.
Chevron Corporation	McKesson Corporation	T-Mobile US, Inc.
Chubb Limited	Merck & Co., Inc.	Tyson Foods, Inc.
Cisco Systems, Inc.	Meta Platforms, Inc.	Uber Technologies, Inc.
Citigroup Inc.	MetLife, Inc.	United Airlines Holdings, Inc.
Comcast Corporation	Microsoft Corporation	United Parcel Service, Inc.
ConocoPhillips	Morgan Stanley	UnitedHealth Group Incorporated
Costco Wholesale Corporation	Netflix, Inc,	Valero Energy Corporation
CVS Health Corporation	NIKE, Inc.	Verizon Communications Inc.
Deere & Company	Northrop Grumman Corporation	Walgreens Boots Alliance, Inc.
Dell Technologies Inc.	NVIDIA Corporation	Walmart Inc.
Delta Air Lines, Inc.	Oracle Corporation	Warner Bros. Discovery, Inc.
Dollar General Corporation	PepsiCo, Inc.	Wells Fargo & Company



Benefits

In addition to the direct elements of pay described above, ADM offers benefits to our NEOs to provide for basic health, welfare, and income security needs and to ensure that our compensation packages are competitive. With few exceptions, such as supplemental benefits provided to employees whose benefits under broad-based plans are limited under applicable tax laws, our policy is to offer the same benefits to all U.S. salaried employees as are offered to the NEOs.

Retirement Program	Eligibility	Description
401(k) and ESOP	All salaried employees	Qualified defined contribution plan where employees may defer up to 75% of eligible pay, or up to $23,000 for 2024. The Company provides a 1% non-elective employer contribution and a match of 4% on the first 6% contributed by an employee. The employee contribution can be made pre-tax (401(k)) or after-tax (Roth 401(k)). Employees also may defer traditional after-tax contributions into the plan for a total $69,000 savings opportunity including all contribution types (pre-tax, Roth, and after tax) plus any ADM matching and 1% non-elective contributions. Employees who are 50 years of age or older can elect to make additional contributions of up to $7,500 for 2024.
ADM Retirement Plan	All salaried employees	All eligible employees participate in a qualified cash balance pension formula where the benefit is based on an accrual of benefit at a stated percentage of the participant's base compensation each year. Prior to January 1, 2022, employees who had 5 or more years of service as of January 1, 2009 accrued benefits under a traditional defined benefit formula (and not the cash balance pension formula) where the benefit was based on number of years of service and final average earnings. (Final average earnings is the average of monthly compensation over a 60 consecutive month period within the employee's last 180-month period of employment prior to January 1, 2022, that produced the highest average.)
Deferred Compensation Plan	Employees with salaries above $175,000	Eligible participants may defer up to 75% of their annual base salary and up to 100% of their annual cash incentive until designated future dates. Earning credits are added to the deferred compensation account balances based upon hypothetical investment elections available under these plans and chosen by the participant. These hypothetical investment options correspond with the investment options (other than Company common stock) available under the 401(k) and ESOP.
Supplemental Retirement Plan	Employees whose retirement benefit is limited by applicable IRS limits	Non-qualified deferred compensation plan that ensures participants in the Retirement Plan receive the same retirement benefit they would have received if not for certain limitations under applicable tax law.

Healthcare and Other Benefits. NEOs receive the same healthcare benefits as other employees, except that we provide executive physicals and related services to our senior executives who serve on the Executive Council. We provide a benefits package for employees (including NEOs) and their eligible dependents, portions of which may be paid for by the employee. Benefits include life, accidental death and dismemberment, health (including prescription drug), dental, vision, and disability insurance; dependent and healthcare reimbursement accounts; tuition reimbursement; paid time off; holidays; and a matching gifts program for charitable contributions.

Perquisites. Consistent with our pay-for-performance philosophy, we limit executive perquisites. Any NEO who receives a perquisite is individually responsible for any associated taxes.

The Compensation and Succession Committee allows our Board Chair and CEO to have access to Company-chartered aircraft for personal use for security and efficiency reasons. In addition, in 2023, after a review of market practice, the Compensation and Succession Committee approved financial planning services through Fidelity to be provided to each NEO.

See the footnotes to the Summary Compensation Table for a description of other perquisites provided to the NEOs.



Compensation Policies and Governance

EXECUTIVE STOCK OWNERSHIP

The Board of Directors believes it is important for each member of senior management to maintain a significant ownership position in shares of ADM's common stock to further align their interests with the interests of our stockholders. Accordingly, we require each member of senior management to own shares of common stock with a value at least equal to a specified multiple of his or her annual base salary. Shares that count toward the ownership levels include shares owned outright, shares owned by immediate family members or a related trust if previously owned by the executive, shares held through the 401(k) plan, and unvested time-based RSUs. Stock options, whether exercisable or not, and unvested PSUs do not count toward determining whether the ownership level is met. Executives may not sell any Company securities until the applicable guideline is met. As shown below, each of our NEOs who is a current employee exceeds the applicable ownership guideline, some by a significant margin.

Executive	Ownership Guideline as a Multiple of Salary	Actual Ownership as of March 14, 2025
J. R. Luciano	10.0x	55.5x
M. Patolawala	4.0x	6.9x
I. Roig	4.0x	6.9x
G. A. Morris	4.0x	19.3x
C. M. Cuddy	4.0x	20.5x
I. Pinner	4.0X	5.2x

POLICIES AND PRACTICES RELATED TO THE GRANT OF CERTAIN EQUITY AWARDS

No stock options were granted in 2024. With respect to the grant of RSUs and PSUs, the Compensation and Succession Committee approves all annual equity awards to NEOs at a meeting during the first quarter of each fiscal year, and awards are granted promptly thereafter. In addition to annual awards, NEOs may receive awards when they join the Company or change their job status, including promotions. The Compensation and Succession Committee does not take material nonpublic information into account when determining the timing and terms of equity awards, and the Company does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

CLAWBACK POLICY AND PROVISIONS

In 2023, our Board of Directors adopted a new Compensation Recovery Policy (the "Clawback Policy") in accordance with the listing standards of the New York Stock Exchange. The Clawback Policy applies to all incentive-based compensation, which is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, received by our covered current and former executive officers, including our NEOs, during the applicable lookback period beginning October 2, 2023.

The Clawback Policy applies in the case of an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The Clawback Policy provides that promptly following such an accounting restatement, the Compensation and Succession Committee will determine the amount of the erroneously awarded compensation, which is the excess of the amount of incentive-based compensation received by current and former executive officers during the three completed fiscal years immediately preceding the required restatement date over the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts. The Company will provide each such executive officer with a written notice of such amount and a demand for repayment or return. If such repayment or return is not made within a reasonable time, the Clawback Policy provides that the Company will recover the erroneously awarded compensation in a reasonable and prompt manner using any lawful method, subject to limited exceptions as permitted by New York Stock Exchange listing standards.

As previously disclosed, during 2024, the Company amended its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and its Quarterly Reports on Form 10-Qs for the first and second quarters of 2024, to restate the segment information disclosure for each of the periods included in those filings. In accordance with the Clawback Policy, the Compensation and Succession Committee evaluated whether there was any erroneously awarded compensation subject to recovery under the Clawback Policy. The Compensation and Succession



Committee concluded that there was no erroneously awarded compensation requiring recovery under the Clawback Policy, because the restated amounts did not impact the achievement of any financial reporting measure used in determining incentive-based compensation of the covered executives for awards received by covered executive officers during the applicable lookback period.

We also include forfeiture and clawback provisions in the Company's long-term incentive award agreements that provide us with the ability to recover this compensation for a broad range of reasons. Specifically, the agreements provide for the recoupment or forfeiture of equity incentive awards made to NEOs and certain other members of senior management if the individual is terminated for cause (which includes engaging in a broad range of prohibited conduct), and, beginning with awards granted in 2024, if the individual engages in any such prohibited conduct, even if his or her employment is not terminated. In addition, our equity award agreements incorporate non-competition, non-solicitation and confidentiality restrictions. Any violation of these provisions could be cause for the awards to be forfeited or the Company to initiate a clawback proceeding post-vesting. Our approach to recoupment of long-term incentive compensation reflects the Company's commitment to protecting stockholder value.

PROHIBITION ON HEDGING AND PLEDGING

Pursuant to our Insider Trading Policy, employees and directors may not engage in short selling, speculative trading, or hedging transactions involving the Company's stock (including writing or trading in options, warrants, puts and calls, prepaid variable forward contracts, or equity swaps or collars), or enter into other transactions that are designed to hedge or offset decreases in the price of the Company's securities. In addition, directors and those officers and employees who have been notified by the Company's Legal Department that they are subject to the requirements of Section 16 of the Exchange Act are prohibited from pledging Company securities as collateral, and any other employee wishing to enter into such an arrangement must first consult with, and comply with the directions of, the Legal Department.

SECTION 162(M) OF THE INTERNAL REVENUE CODE EFFECTS ON THE COMPANY

Section 162(m) of the Internal Revenue Code generally disallows a company from taking a federal income tax deduction for compensation paid in excess of $1 million to "covered employees" as defined under Section 162(m). As a general matter, while the Compensation and Succession Committee is mindful of the benefit to the Company of the full deductibility of compensation, it believes that it should maintain flexibility in compensating the Company's executive officers in a manner appropriate to attract, motivate and retain executive talent and to promote our corporate objectives.

EVALUATION OF RISK IN OUR COMPENSATION PROGRAMS

On an ongoing basis, the Compensation and Succession Committee, with input from management, assesses potential risks associated with compensation decisions and discusses them with our Board of Directors if warranted. To date, we have not identified any incentive compensation features that encourage inappropriate risk-taking. To ensure we are considering all possibilities objectively, we engage an outside consultant every other year to review the Company's programs and independently assess the risk in them.

In 2023, the Company engaged Meridian to assist the Compensation and Succession Committee in evaluating the risk in our compensation programs. As part of its independent assessment, Meridian reviewed all of the Company's incentive compensation programs and determined that none encourage inappropriate risk-taking or the manipulation of earnings. The detailed findings of this review were discussed with management and presented to the Compensation and Succession Committee in November 2023.



Employment Agreements, Severance, and Change in Control Benefits

NO EMPLOYMENT CONTRACTS

None of our NEOs has an employment contract or separation agreement. Consistent with our approach of rewarding performance, employment is not guaranteed, and either ADM or any NEO may terminate the employment relationship at any time.

ADM maintains a severance program that serves as a guideline for severance benefits that may be provided to various levels of employees, including the NEOs, upon termination of their employment without cause, but the program does not give anyone a contractual right to receive any severance benefits. The Compensation and Succession Committee generally requires a terminated employee to enter into a non-competition and/or non-solicitation agreement in exchange for receiving severance.

From time to time, the Company may enter into individual arrangements when an executive officer is hired, such as the offer letter with Mr. Patolawala that provides for a different treatment than other equity awards upon certain terminations of employment, but only with respect to the one-time make-whole RSUs award that he received. Such RSUs provide that in the event Mr. Patolawala is terminated without cause or terminates his employment for good reason prior to the 18-month anniversary of the grant, the unvested portion of the grant will accelerate and become fully vested.

The Company may also enter into individual arrangements upon the departure of an executive officer, such as the Transition Agreement entered into with Mr. Luthar as described above.

CHANGE IN CONTROL PROVISIONS

Upon a change in control of the Company, NEOs may receive certain protections related to their LTI awards (as described below), and other compensation detailed in the sections titled "Pension Benefits," "Nonqualified Deferred Compensation," and "Termination of Employment and Change in Control Arrangements." NEOs are not eligible to receive any other cash severance, continued health and welfare benefits, tax gross ups, or other change in control benefits.

Our incentive compensation plans provide non-employee directors and all employees, including executive officers, certain change in control protections for their LTI awards. If a change in control occurs with respect to the Company and equity awards are not assumed or replaced, the RSUs held by executive officers generally will vest immediately, and the number of PSUs that will vest immediately will be equal to the greater of the target number of PSUs and the number of PSUs earned based on actual performance during the truncated performance period. The same accelerated vesting provisions will apply if an award is assumed or replaced, but the executive officer's employment is terminated for reasons other than for cause or good reason within 24 months of the change in control (referred to as "double-trigger" vesting). We adopted double-trigger accelerated vesting to provide our executives with some assurance that they will not be disadvantaged with respect to their equity awards in the event of a change in control of the Company. This assurance increases the value of these awards to the executives (which in turn enhances retention) and makes it easier for our executives to focus on the potential benefits of a change in control for our stockholders without conflicting concerns about their own financial situations.

Compensation and Succession Committee Report

The Compensation and Succession Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon this review and discussion, the Compensation and Succession Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

K. R. Westbrook, Chair
T. Colbert
J. C. Collins
D.R. McAtee II
L. Z. Schlitz

Compensation and Succession Committee Interlocks and Insider Participation

None of the members of the Compensation and Succession Committee is or has been an employee of the Company or any of the Company's subsidiaries. There are no interlocking relationships between the Company and other entities that might affect the determination of the compensation of the Company's executive officers.

Executive Compensation

Summary Compensation Table

The following table summarizes the compensation for the fiscal years noted of our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
J. R. LUCIANO Board Chair, CEO and President	2024	1,492,500	—	17,700,074	1,199,970	37,857	1,139,493	21,569,894
	2023	1,482,918	—	17,919,686	3,609,611	117,551	1,284,902	24,414,668
	2022	1,429,174	—	17,727,259	4,712,540	—	880,205	24,749,178
M. PATOLAWALA[6] Executive Vice President and Chief Financial Officer	2024	593,750	1,400,000	16,950,064	524,222	14,835	474,172	19,957,043
I. ROIG[7] Former Interim Chief Financial Officer; President of EMEA and President of Animal Nutrition	2024	772,427	—	2,200,072	193,600	—	720,640	3,886,739
G. A. MORRIS Senior Vice President and President, Agricultural Services and Oilseeds	2024	731,920	—	3,300,077	258,896	—	250,553	4,541,446
	2023	714,000	—	3,239,765	863,405	214,426	241,841	5,273,437
	2022	711,668	—	3,223,194	1,172,388	—	204,083	5,311,334
C. M. CUDDY Senior Vice President and President, Carbohydrate Solutions	2024	693,840	—	3,100,060	351,400	—	242,295	4,387,595
	2023	660,834	—	3,138,499	801,733	171,259	237,598	5,009,923
	2022	650,004	—	3,223,194	1,067,300	—	177,288	5,117,787
I. PINNER[8] Senior Vice President and President, Nutrition, and Chief Sales and Marketing Officer	2024	701,803	—	3,000,081	352,800	—	197,714	4,252,398
V. LUTHAR[9] Former Senior Vice President and Chief Financial Officer	2024	581,256	—	—	—	—	147,487	728,743
	2023	770,840	—	3,492,888	743,419	93,909	158,604	5,259,660
	2022	704,798	—	2,411,505	1,231,500	—	90,624	4,438,428

(1)   The amount reported in this column for Mr. Patolawala represents a one-time make-whole bonus, intended to replace the prorated 2024 annual cash incentive that he forfeited from his prior employer to join the Company, which amount was paid in early 2025.


(2) Stock awards in 2024 consisted of RSU awards and PSU awards. The amounts reported in this column represent the aggregate grant date fair value of the RSU awards for fiscal years 2024, 2023, and 2022 and of the target level of the PSU awards for fiscal years 2024, 2023 and 2022. We calculated these amounts in accordance with the provisions of FASB ASC Topic 718 utilizing the assumptions discussed in Note 11 to our financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. The grant date fair value of the 2024 RSUs and the grant date fair value of the 2024 PSUs if target performance and maximum performance is achieved are as follows:

| | | PSUs | |
Name	RSUs	Target	Maximum
J. R. Luciano	$ 7,080,017	$10,620,057	$21,240,114
M. Patolawala	$12,780,029	$ 4,170,036	$ 8,340,072
I. Roig	$ 1,480,045	$ 720,027	$ 1,440,054
G. A. Morris	$ 1,320,019	$ 1,980,059	$ 3,960,117
C. M. Cuddy	$ 1,240,036	$ 1,860,024	$ 3,720,048
I. Pinner	$ 1,200,045	$ 1,800,037	$ 3,600,074
V. Luthar	$ —	$ —	$ —

(3) The amounts reported in this column represent amounts earned under our annual incentive plan during each of the respective fiscal periods shown. In each case, the amounts were paid after the close of the applicable fiscal period.

(4) The amounts reported in this column for 2024 represent the aggregate change in actuarial present value of each named executive officer's accumulated benefit under all defined benefit and actuarial pension plans from December 31, 2023 to December 31, 2024, using the same assumptions used for financial reporting purposes except that retirement age is assumed to be the normal retirement age (65) specified in the plans. No NEO received above market or preferential earnings on deferred compensation. To derive the change in pension value for financial reporting purposes, the assumptions used to value pension liabilities on December 31, 2024 were an interest rate of 5.69% for the ADM Retirement Plan, an interest rate of 5.51% for the ADM Supplemental Retirement Plan, and mortality was determined using the PRI-2012 mortality table, with a white collar adjustment, projected generationally using Scale MP-2021. The assumptions used to value pension liabilities on December 31, 2023 were an interest rate of 4.96% for the ADM Retirement Plan, an interest rate of 4.84% for the ADM Supplemental Retirement Plan, and mortality was determined using the PRI-2012 mortality table, with a white collar adjustment, projected generationally using Scale MP-2021.

(5) The amounts reported in this column for 2024 include costs for use of company-leased aircraft and spousal travel, relocation expenses, value of company-provided life insurance, imputed value of company-provided life insurance, the value of health insurance company-paid premiums, costs for executive healthcare services, dividend equivalents paid on unvested RSUs, accrued dividends for unvested PSUs, company contributions under the 401(k) and ESOP, and charitable gifts pursuant to the Company's matching charitable gift program and, for Mr. Roig, expenses related to certain expatriate tax services and tax gross ups related thereto. Personal financial planning services were available to our executive officers in 2024, but because such services are provided by the provider of other services to the Company, and such provider does not charge any additional amounts for the individual financial planning services to our executive officers, there is no incremental cost to the Company for such services. Specific perquisites and other items applicable to each NEO listed are identified below by an "X". Where a perquisite was equal to or exceeded $10,000 for an individual, the dollar amount is given.

Name	Personal Aircraft Use and Spousal Travel ($)	Relocation Expenses ($)	Expatriate Tax & Gross-Up Expenses ($)	Imputed Income	Health Insurance Company Paid Premiums & Company-Provided Life Insurance ($)	Executive Healthcare Services	Dividend Equivalents Paid on Unvested RSUs and Accrued on Unvested PSUs ($)	Matching Charitable Gifts	401(k) Company Contributions ($)
J. R. Luciano	X	—	—	X	19,046	X	1,084,138	—	17,250
M. Patolawala	—	184,122	—	X	X	—	280,259	—	—
I. Roig	19,335	65,799	517,155	X	X	X	94,570	—	17,250
G. A. Morris	—	—	—	X	22,572	X	201,249	X	17,250
C. M. Cuddy	—	—	—	X	16,650	X	194,054	10,000	17,250
I. Pinner	—	—	—	X	26,566	X	149,589	—	17,250
V. Luthar	—	—	—	X	22,414	X	102,364	—	17,250

Aggregate incremental cost to our Company of perquisites and personal benefits is determined as follows. In the case of payment of expenses related to items such as executive healthcare services, incremental cost is determined by the amounts paid to third-party providers. In the case of personal use of company-leased aircraft, incremental cost is based solely on variable costs under the agreements with the lessor of the aircraft, and does not include fixed or other costs.



(6)   Mr. Patolawala joined the Company as Executive Vice President and Chief Financial Officer on August 1, 2024.

(7)   Mr. Roig was appointed to serve as Interim Chief Financial Officer on January 21, 2024 and served in that role until Mr. Patolawala joined the Company on August 1, 2024. During the time that he served as Interim Chief Financial Officer, Mr. Roig received a cash stipend, in addition to his base salary, which cash stipend amount aggregated to $222,419 and is included in the Salary column. Prior to and following his time as Interim Chief Financial Officer, Mr. Roig served as President of EMEA and President of Animal Nutrition. Mr. Roig was not an NEO in 2023 or 2022.

(8)   Mr. Pinner was not an NEO in 2023 or 2022.

(9)   Mr. Luthar was placed on administrative leave effective January 19, 2024, transitioned to a non-executive employee role in April 2024, and resigned from the Company effective September 30, 2024.


Grants of Plan-based Awards During Fiscal Year 2024

The following table summarizes the grants of plan-based awards made to our named executive officers during the fiscal year ended December 31, 2024.

Name	Grant Date	Date of Committee Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(#)	Grant Date Fair Value of Stock and Option Awards ($)(1)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
J. R. LUCIANO										
Annual Cash Incentive Plan Award			746,250	2,985,000	5,970,000					
Performance Share Unit Award	3/20/24	3/20/24				—	173,219	346,438		10,620,057
Restricted Stock Unit Award	3/20/24	3/20/24							115,479	7,080,017
M. PATOLAWALA(2)										
Annual Cash Incentive Plan Award			200,391	801,563	1,603,125					
Performance Share Unit Award	8/1/24	6/21/24				—	68,949	137,898		4,170,036
Restricted Stock Unit Award	8/1/24	6/21/24							211,310	12,780,029
I. ROIG										
Annual Cash Incentive Plan Award			137,500	550,000	1,100,000					
Performance Share Unit Award	3/18/24	3/18/24				—	11,919	23,838		720,027
Restricted Stock Unit Award	3/18/24	3/18/24							24,500	1,480,045
G. A. MORRIS										
Annual Cash Incentive Plan Award			183,875	735,500	1,471,000					
Performance Share Unit Award	3/18/24	3/18/24				—	32,777	65,554		1,980,059
Restricted Stock Unit Award	3/18/24	3/18/24							21,851	1,320,019
C. M. CUDDY										
Annual Cash Incentive Plan Award			175,000	700,000	1,400,000					
Performance Share Unit Award	3/18/24	3/18/24				—	30,790	61,580		1,860,024
Restricted Stock Unit Award	3/18/24	3/18/24							20,527	1,240,036
I. PINNER										
Annual Cash Incentive Plan Award			175,000	700,000	1,400,000					
Performance Share Unit Award	3/18/24	3/18/24				—	29,797	59,594		1,800,037
Restricted Stock Unit Award	3/18/24	3/18/24							19,865	1,200,045
V. LUTHAR(3)										
Annual Cash Incentive Plan Award			108,984	435,938	871,875					
Performance Share Unit Award	—	—				—	—	—	—	—
Restricted Stock Unit Award	—	—							—	—

(1) The grant date fair value is generally the amount the Company would expense in its financial statements over the award's service period under FASB ASC Topic 718. With respect to the PSUs, the value represents the probable outcome of the performance condition using target payout levels. See footnote (2) to the Summary Compensation Table for additional detail.

(2) The amounts under the "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" columns for Mr. Patolawala are prorated based on his hire date.

(3) The amounts under the "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" columns for Mr. Luthar reflect the prorated amounts under the company performance component of the 2024 annual cash incentive program, the component for which he was eligible to receive an award pursuant to the Transition Agreement.



All of the equity awards in the table above were granted under our 2020 Incentive Compensation Plan. The awards shown in the columns designated "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" were made pursuant to our annual cash incentive plan. The amounts actually paid with respect to these awards are reflected in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column. See "Compensation Discussion and Analysis—2024 Executive Compensation Decisions—2024 Annual Cash Incentives" for more information about our annual cash incentive plan.

The PSU awards shown in the columns designated "Estimated Future Payouts Under Equity Incentive Plan Awards" in the table above vest in three years if the Company achieves certain performance goals over a three-year performance period (2024—2026). The 2024 PSU metrics are: (i) the degree to which the Company achieves specified average adjusted ROIC goals over the 2024—2026 performance period (50% weighting), and (ii) the degree to which the Company achieves cumulative adjusted EPS over the 2024—2026 performance period (50% weighting). The number of 2024 PSUs that may be earned following the application of such performance goals against actual performance will be subject to a two-goal Strive 35 modifier of up to +/-10%. During the performance period, dividend equivalents will be accrued and settled in cash at the end of the three-year performance period on the basis of number of PSUs actually earned. Dividend equivalents on PSUs are paid at the same rate as dividends to our stockholders generally.

All of the awards shown in the "All Other Stock Awards" column in the table above are RSU awards and vest in thirds on each of the first three anniversaries of the date of grant, other than 165,344 of the RSUs for Mr. Patolawala, which vest 25% six months from the date of grant, 25% 12 months from the date of grant and 50% 18 months from the date of grant. Under the terms of the RSU award agreements, the recipient of the award may receive cash dividend equivalents on RSUs prior to their vesting date, but may not transfer or pledge the units in any manner prior to vesting. Dividend equivalents on RSUs are paid at the same rate as dividends to our stockholders generally.

The 2024 RSU and PSU awards are subject to double-trigger accelerated vesting and payout upon a change in control only if the award recipient's employment is terminated without cause or if the award recipient resigns for good reason, in each case, within 24 months after the change in control, or if the surviving entity in the change in control transaction refuses to continue, assume, or replace the awards. In such instance the 2024 RSU awards will vest in full immediately, and the number of 2024 PSU awards that vest will be equal to the greater of the target number of PSUs and the number of PSUs earned based on actual performance during the truncated performance period. Upon the death of an award recipient, vesting of the RSU awards will accelerate in full, and the PSU awards will vest at target. If an award recipient's employment ends as a result of disability or retirement, the RSU and PSU awards will continue to vest in accordance with the original vesting schedule. If an award recipient's employment ends for any other reason, unvested RSU and PSU awards will be forfeited, other than the 165,344 one-time make-whole RSUs granted to Mr. Patolawala, which provide that if he is terminated without cause or terminates his employment for good reason prior to the 18-month anniversary of the grant, the unvested portion of the RSUs will accelerate and become fully vested. With respect to the 2024 RSU and PSU awards, if the Company determines that an award recipient has engaged in any act that constitutes cause, even if his or her employment is not terminated, or if the recipient breaches a non-competition, non-solicitation or confidentiality restriction, the recipient's unvested units will be forfeited, and any shares issued in settlement of units that have already vested must be returned to us or the recipient must pay us the amount of the shares' fair market value as of the date they were issued.

The impact of a termination of employment or change in control of our Company on RSU and PSU awards held by our named executive officers is quantified in the "Termination of Employment and Change in Control Arrangements" section below.



Outstanding Equity Awards at Fiscal Year 2024 Year-End

The following table summarizes information regarding unexercised stock options, unvested RSUs, and unearned PSUs for the named executive officers as of December 31, 2024.

Name	Grant Date	OPTION AWARDS		Option Exercise Price ($)	Option Expiration Date	STOCK AWARDS			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]			Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock that Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
J. R. LUCIANO	2-11-2016	581,099	—	33.18	2-11-2026				
						265,210	13,398,409	304,981	15,407,640
M. PATOLAWALA		—	—	—	—				
						211,310	10,675,381	68,949	3,483,303
I. ROIG		—	—	—	—	33,018	1,668,069	20,853	1,053,494
G.A. MORRIS		—	—	—	—	49,015	2,476,238	56,599	2,859,381
C. M. CUDDY		—	—	—	—	47,364	2,392,829	53,867	2,721,361
I. PINNER		—	—	—	—	36,692	1,853,680	46,175	2,332,761
V. LUTHAR	2-11-2016	13,366	—	33.18	2-11-2026				
						22,214	1,122,251	25,683	1,297,505

(1) Stock option awards vest at a rate of 20% of the subject shares per year on each of the first five anniversaries of the grant date.

(2) The RSUs reported in this column vest on the dates and in the amounts set forth below.

	Restricted Stock Units Vesting On:														
Name	2/1/25	2/9/25	2/10/25	3/18/25	3/20/25	8/1/25	4/11/25	2/1/26	2/9/26	3/18/26	3/20/26	8/1/26	3/18/27	3/20/27	8/1/27
J. R. Luciano	—	28,988	91,756	—	39,263	—	—	—	28,987	—	38,108	—	—	38,108	—
M. Patolawala	41,336	—	—	—	—	56,965	—	82,672	—	—	—	15,169	—	—	15,168
I. Roig	—	1,965	4,588	19,256	—	—	—	—	1,965	2,622	—	—	2,622	—	—
G. A. Morris	—	5,241	16,683	7,430	—	—	—	—	5,240	7,211	—	—	7,210	—	—
C. M. Cuddy	—	5,077	16,683	6,980	—	—	—	—	5,077	6,774	—	—	6,773	—	—
I. Pinner	—	3,603	9,621	6,755	—	—	—	—	3,603	6,555	—	—	6,555	—	—
V. Luthar	—	5,650	4,171	—	—	—	6,743	—	5,650	—	—	—	—	—	—



(3) Based on the closing market price of a share of our common stock on the New York Stock Exchange on December 31, 2024, the last trading day of 2024, which was $50.52.

(4) The awards reported in this column represent 2023 PSU and 2024 PSU awards that each will vest following the end of the three-year performance period. The number of PSUs that the executive officer will receive is dependent upon the achievement of certain financial metrics approved by the Compensation and Succession Committee measuring Adjusted ROIC, Adjusted EPS and a two-goal modifier. The amount of PSUs shown is the target number of units that could be earned and paid out in shares.

This table does not include the 2022 PSU awards that were earned for the 2022-2024 performance period, because those earned PSUs were not subject to an additional service-based vesting period and instead vested upon the Compensation and Succession Committee's determination of the number of PSUs earned. The earned 2022 PSUs are reported in the "Option Exercises and Stock Vested During Fiscal Year 2024" table. The PSUs reported in this column have the following performance periods in the following amounts.

Name	Performance Share Units:	
	Performance Period 1/1/23 to 12/31/25	Performance Period 1/1/24 to 12/31/26
J. R. Luciano	131,762	173,219
M. Patolawala	—	68,949
I. Roig	8,934	11,919
G. A. Morris	23,822	32,777
C. M. Cuddy	23,077	30,790
I. Pinner	16,378	29,797
V. Luthar	25,683	—

Option Exercises and Stock Vested During Fiscal Year 2024

The following table summarizes information regarding stock options exercised by the named executive officers during the fiscal year ended December 31, 2024 and RSU and PSU awards to the named executive officers that vested during that same period.

Name	OPTION AWARDS		STOCK AWARDS	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired On Vesting (#)[2]	Value Realized on Vesting ($)[3]
J. R. LUCIANO	324,821	4,556,031	253,285	12,864,432
M. PATOLAWALA	—	—	—	—
I. ROIG	—	—	13,929	710,129
G. A. MORRIS	—	—	48,683	2,478,581
C. M. CUDDY	—	—	48,514	2,469,675
I. PINNER	—	—	33,535	1,659,904
V. LUTHAR	15,000	405,150	13,140	695,039

(1) Represents the difference between the market value of the shares acquired upon exercise (calculated using the closing sale price of the shares on the NYSE on the date preceding the exercise date) and the aggregate exercise price of the shares acquired.

(2) Reflects vesting during 2024 of the 2021 RSUs, one-third of the 2023 RSUs and the number of 2022 PSUs that were earned for the 2022-2024 performance period and vested upon the Compensation and Succession Committee's determination of the number of PSUs earned.

(3) Represents the market value of the shares issued in settlement of the vested 2021 RSUs, 2023 RSUs and 2022 PSUs on the date the awards vested, calculated using the closing sale price reported on the NYSE on the trading date immediately prior to the vesting date, before shares were withheld for taxes.



Pension Benefits

The following table summarizes information regarding the participation of each of the named executive officers in our defined benefit retirement plans as of the pension plan measurement date for the fiscal year ended December 31, 2024.

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)
J. R. LUCIANO	ADM Retirement Plan	14	153,579	—
	ADM Supplemental Retirement Plan	14	532,218	—
M. PATOLAWALA	ADM Retirement Plan	0	8,503	—
	ADM Supplemental Retirement Plan	0	6,332	—
I. ROIG	ADM Retirement Plan	20	234,737	—
	ADM Supplemental Retirement Plan	20	178,724	—
G. A. MORRIS	ADM Retirement Plan	30	735,635	—
	ADM Supplemental Retirement Plan	30	1,223,085	—
C. M. CUDDY	ADM Retirement Plan	27	581,073	—
	ADM Supplemental Retirement Plan	27	868,160	—
I. PINNER	ADM Retirement Plan	25	222,918	—
	ADM Supplemental Retirement Plan	25	344,792	—
V. LUTHAR	ADM Retirement Plan	20	300,534	—
	ADM Supplemental Retirement Plan	20	185,993	—

(1)   The number of years of credited service was calculated as of the pension plan measurement date used for financial statement reporting purposes, which was December 31, 2024, except for Mr. Luthar whose resignation was effective September 30, 2024. For each of the named executive officers, the number of years of credited service is equal to the number of actual years of service with our Company.

(2)   The assumptions used to value pension liabilities as of December 31, 2024 were an interest rate of 5.69% for the ADM Retirement Plan and 5.51% for the ADM Supplemental Retirement Plan and mortality was determined under the PRI-2012 mortality table, with a white collar adjustment, projected generationally using scale MP-2021. Messrs. Luthar, Morris Cuddy and Pinner had previously participated in the final average pay formula under the ADM Retirement Plan and the ADM Supplemental Retirement Plan, while Messrs. Luciano, Roig and Patolawala had always participated in the cash balance formula under those plans. Effective 1/1/2022, all participants now earn benefits under the cash balance formula in those plans, including Mr. Patolawala who joined the Company in 2024. The amounts reported for each of the named executive officers are the present value of their respective projected normal retirement benefit under the Retirement and Supplemental Plans at December 31, 2024. The amounts reported are calculated by projecting the balance in the accounts forward to age 65 by applying a 4.37% interest rate, converting to a single-life annuity as of age 65, and then discounting back to December 31, 2024 using the assumptions specified above. The total account balance for Mr. Luciano at December 31, 2024 under the Retirement and Supplemental Plans was $685,797, and the total account balance for Mr. Roig at December 31, 2024 under the Retirement and Supplemental Plans was $413,461. This is the amount that would have been distributable if such individual had terminated employment on that date. Mr. Luthar terminated employment in 2024 and is entitled to a lump sum payout under the Retirement and Supplemental Plans as of his termination date.

Qualified Retirement Plan

We sponsor the ADM Retirement Plan (the "Retirement Plan"), which is a qualified defined benefit plan under Section 401(a) of the Internal Revenue Code. The Retirement Plan covers eligible salaried employees of our Company and its participating affiliates.

Effective January 1, 2009, the Retirement Plan was amended to provide benefits determined under a cash balance formula. The cash balance formula initially applied to any participant entering or re-entering the plan on or after January 1, 2009 and to any participant who had less than five years of service prior to January 1, 2009. For a participant with an accrued benefit and less than five years of service prior to January 1, 2009, an account was established on January 1, 2009 with an opening balance equal to the present value of his or her accrued benefit determined under the Retirement Plan's prior final average pay formula. From January 1, 2009 through December 31, 2021, the accrued benefits of all other participants to whom the cash balance formula did not apply continued to be determined under the traditional final average pay formula.



In December 2017, the Retirement Plan was amended to freeze the traditional final average pay formula benefit accruals as of December 31, 2021 for all active final average pay formula participants in the Retirement Plan on that date. Final average pay accrued benefits are calculated as if the participant terminated employment on the earlier of their actual termination date or December 31, 2021. The final average pay benefit was not converted to a cash balance benefit but remains subject to the final average pay benefit rules. As of January 1, 2022, all Retirement Plan participants accrue future benefits under the cash balance formula, based on their age and total years of service.

Messrs. Luciano, Patolawala and Roig participate only in the cash balance formula, while Messrs. Luthar, Morris, Cuddy and Pinner participate in the cash balance formula and have a frozen final average pay formula benefit as well.

Cash Balance Formula: Under the cash balance formula, a participant has an individual hypothetical account established under the Retirement Plan. Pay and interest credits are credited on an annual basis to the participant's account. Pay credits are equal to a percentage of the participant's earnings for the year based on the sum of the participant's age and years of service at the end of the year under the schedule below.

AGE + SERVICE	PAY
Less than 40	2.00%
at least 40 but less than 50	2.25%
at least 50 but less than 60	2.50%
at least 60 but less than 70	3.00%
at least 70 but less than 80	3.50%
80 or more	4.00%

Interest credits are made at the end of the year and are calculated on the balance of the participant's account as of the first day of the plan year, using an interest rate based upon the yield on 30-year Treasury bonds, subject to a minimum annual interest rate of 1.95%. The participant's pension benefit will be the amount of the balance in the participant's account at the time that the pension becomes payable under the Retirement Plan. The pension payable to a participant whose accrued benefit under the final average pay formula was converted to the cash balance formula at January 1, 2009, if paid in annuity form, will be increased to reflect any additional benefit which the participant would have received in that form under the traditional formula, but only with respect to the benefit accrued by the participant prior to January 1, 2009. A participant under the cash balance formula becomes vested in a benefit under the Retirement Plan after three years of service. There are no special early retirement benefits under the cash balance formula.

Final Average Pay Formula: For any participant who accrued a benefit under the final average pay formula prior to January 1, 2022, the formula calculated a life annuity payable at a normal retirement age of 65 based upon a participant's highest average earnings over 60 consecutive months during the last 15 years of employment (or the last 15 years prior to December 31, 2021, for those employed on that date). The final average pay formula provides a benefit of 36.0% of a participant's final average earnings, plus 16.5% of the participant's final average earnings in excess of Social Security "covered compensation." This benefit accrues ratably over 30 years of service. A participant accrues an additional benefit of 0.5% of final average earnings for years of service in excess of 30. Early retirement is available at age 55 with 10 years of service. Final average pay formula normal retirement age benefits were frozen as of the earlier of a participant's termination of employment or December 31, 2021, and will not increase in the future. The life annuity payable at early retirement is subsidized relative to the normal retirement benefit. The payment amount in life annuity form is 97% of the full benefit amount at age 64, and 50% at age 55, with adjustments between those two ages. All participants with the final average pay formula benefit are vested in their final average pay formula benefits under the Retirement Plan, based on five years of service.

Earnings for purposes of the cash balance and the final average pay formulas generally include amounts reflected as pay on Form W-2, increased by 401(k) Plan pre-tax deferrals and elective "cafeteria plan" contributions, and decreased by bonuses, expense allowances/ reimbursements, severance pay, income from stock option and restricted stock awards or cash payments in lieu thereof, merchandise or service discounts, amounts paid in a form other than cash, and other fringe benefits. Annual earnings are limited as required under Section 401(a)(17) of the Internal Revenue Code.

When a participant is eligible for a pension, the participant has a choice of a life annuity, a joint and 50% survivor annuity, a joint and 75% survivor annuity, or a joint and 100% survivor annuity. Each joint and survivor annuity form is the actuarial equivalent (as defined under the Retirement Plan) of the life annuity payable at the same age. Individuals with a cash balance formula benefit may also elect their cash balance formula benefit be paid in a lump-sum payment.



Supplemental Retirement Plan

We also sponsor the ADM Supplemental Retirement Plan (the "Supplemental Plan"), which is a nonqualified deferred compensation plan under Section 409A of the Internal Revenue Code. The Supplemental Plan covers participants in the Retirement Plan whose benefit under such plan is limited by the benefit limits of Section 415 or the compensation limit of Section 401(a)(17) of the Internal Revenue Code. The Supplemental Plan also covers any employee whose Retirement Plan benefit is reduced by participation in the ADM Deferred Compensation Plan. Participation by those employees who otherwise qualify for coverage is at the discretion of the Board, the Compensation and Succession Committee or, in the case of employees other than executive officers, the Chief Executive Officer. The Supplemental Plan provides the additional benefit that would have been provided under the Retirement Plan but for the limits of Section 415 or 401(a)(17) of the Internal Revenue Code, and but for the fact that elective contributions made by the participant under the ADM Deferred Compensation Plan are not included in the compensation base for the Retirement Plan. A participant is not vested in a benefit under the Supplemental Plan unless and until the participant is vested in a benefit under the Retirement Plan, which requires three years of service for a cash balance formula participant and five years of service for a final average pay formula participant for vesting. A separate payment form election is required with respect to the Supplemental Plan benefit from among the same options available under the Retirement Plan, subject to the limitations of Section 409A of the Internal Revenue Code.

Nonqualified Deferred Compensation

The following table summarizes information with respect to the participation of the named executive officers in the ADM Deferred Compensation Plan for Selected Management Employees II, which is a non-qualified deferred compensation plan, for the fiscal year ended December 31, 2024.

Name	Executive Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	Aggregate Balance at 12/31/24 ($)
J. R. LUCIANO	—	—	—	—
M. PATOLAWALA	—	—	—	—
I. ROIG	—	—	—	—
G. A. MORRIS	—	—	—	—
C. M. CUDDY	—	—	—	—
I. PINNER	—	808,505	—	5,426,233
V. LUTHAR	—	97,119	—	865,712

We sponsor two nonqualified deferred compensation plans—the ADM Deferred Compensation Plan for Selected Management Employees I and II (referred to as "Deferred Comp Plan I" and "Deferred Comp Plan II", respectively). Deferred Comp Plan I was frozen as to new participants and new deferrals effective January 1, 2005, and is maintained as a separate "grandfathered" plan under Section 409A of the Internal Revenue Code. Deferred Comp Plan II is structured to comply with Section 409A. Deferred Comp Plan II covers salaried employees of our Company and its affiliates whose annualized base salary is $175,000 or more. Participation by those employees who otherwise qualify for coverage is at the discretion of the Board, the Compensation and Succession Committee or, in the case of employees other than executive officers, the Chief Executive Officer.

A participant in Deferred Comp Plan II can defer up to 75% of his or her base salary and up to 100% of his or her bonus. Earnings credits are added based upon hypothetical investment elections made by participants. A participant can elect each year when to be paid the base salary or bonus amounts deferred for that year, by electing to be paid upon a specified future date prior to separation from service or following retirement, in the form of a lump sum or in installments over a period of two to twenty years. If a participant separates from service prior to the elected payment date (or prior to qualifying for retirement), the payment will be made in a lump sum after separation from service, subject to the six month "specified employee" payment delay required by Section 409A. Withdrawals are allowed upon a showing of "hardship" by the participant in accordance with Section 409A. Small account balances of $10,000 or less are paid in a lump sum only.

Deferred Comp Plan II provides for "make-whole" company credits to the extent that a participant's election to defer under the Deferred Comp Plan II causes a loss of company contributions under the 401(k) and ESOP. No "make-whole" company credits were made on behalf of the named executive officers for fiscal year 2023.

A participant with an account balance remaining under Deferred Comp Plan I continues to receive earnings credits on such account based upon hypothetical investment elections made by the participant. A participant can establish up to two "scheduled distribution accounts" that



are payable upon dates specified by the participant in either a lump sum or installments over a period of two to four years. A participant also can take unscheduled withdrawals of up to 25% of the balance of his or her accounts, subject to a withdrawal penalty of 10% of the withdrawn amount. Only one such unscheduled withdrawal is allowed in any year. Withdrawals also are allowed upon a showing of "hardship" by the participant. A participant's account under Deferred Comp Plan I is paid following termination of employment. Payment following termination of employment is in a lump sum, except that a participant can elect to have installments paid over a period of two to 20 years if termination of employment occurs after retirement eligibility or due to disability.

Deferred Comp Plan I balances are fully vested. A participant becomes vested in his or her company credits to Deferred Comp Plan II after two years of service. Unpaid amounts at death are paid to designated beneficiaries.

The hypothetical investment options available under Deferred Comp Plans I and II are determined by the Company and correspond with the investment options (other than our Company's common stock) that are made available to participants in the qualified 401(k) and ESOP. These investment options are listed below, and the plan earnings credited to each participant's account in these plans correspond to the earnings performance of the investment selected. Participants in the Deferred Comp Plans I and II may reallocate the amount of new deferrals and existing account balances among these investment options at any time. We do not set assets aside for the benefit of plan participants, but the Deferred Comp Plans I and II provide for full funding of all benefits upon a change in control or potential change in control, as defined in the plans.

In fiscal year 2024, the investment options available under Deferred Comp Plans I and II and their respective notional rates of return were as follows:

Deemed Investment Option	Fiscal Year 2024 Cumulative Return (1/1/24 to 12/31/24)
Loomis Sayles Core Plus Fixed Income Class F	1.20%
Vanguard Institutional 500 Index Trust	24.99%
T. Rowe Price Large-Cap Growth Trust C	31.20%
Dodge & Cox Stock Fund Class X	14.62%
T. Rowe Price Institutional Mid-Cap Equity Growth Fund	9.67%
Aristotle Small Cap Equity CIT Class B	9.46%
Vanguard International Growth Fund Admiral Shares	9.48%
ADM 401(K) Plans Stable Value Fund	2.62%
Vanguard Target Retirement 2020 Trust Plus	7.81%
Vanguard Target Retirement 2025 Trust Plus	9.50%
Vanguard Target Retirement 2030 Trust Plus	10.67%
Vanguard Target Retirement 2035 Trust Plus	11.76%
Vanguard Target Retirement 2040 Trust Plus	12.84%
Vanguard Target Retirement 2045 Trust Plus	13.86%
Vanguard Target Retirement 2050 Trust Plus	14.68%
Vanguard Target Retirement 2055 Trust Plus	14.67%
Vanguard Target Retirement 2060 Trust Plus	14.66%
Vanguard Target Retirement 2065 Trust Plus	14.65%
Vanguard Target Retirement 2070 Trust Plus	14.61%
Vanguard Target Retirement Income & Growth Trust Plus	9.19%
Vanguard Target Retirement Income Trust Plus	6.64%



Termination of Employment and Change in Control Arrangements

We have entered into certain agreements and maintain certain plans that will require us to provide compensation to our named executive officers in the event of a termination of employment or a change in control of our Company. See the tabular disclosure and narrative description under the "Pension Benefits" and "Nonqualified Deferred Compensation" sections above for detail regarding payments that would result from a termination of employment or change in control of our Company under our pension and nonqualified deferred compensation plans.

Under the terms of our stock option agreements, vesting and exercisability accelerate upon the death of the recipient or change in control of our Company, and continue in accordance with the original vesting schedule if employment ends as a result of disability or retirement. If employment ends for reasons other than death, disability, retirement, or cause, a recipient forfeits any interest in the unvested portion of any option but retains the right to exercise the previously vested portion of any option for a period of three months. In addition, if an award recipient's employment is terminated for cause, or if the recipient breaches a non-competition or confidentiality restriction or participates in an activity deemed by us to be detrimental to our Company, the recipient's right to exercise any unexercised options will terminate, the recipient's right to receive option shares will terminate, and any shares already issued upon exercise of the option must be returned to us in exchange for the lesser of the shares' then-current fair market value or the price paid for the shares, or the recipient must pay us cash in the amount of the gain realized by the recipient from the exercise of the option.

Under the terms of the outstanding RSU award agreements, vesting accelerates in connection with a change in control of the Company only if the executive's employment is terminated without cause or if the executive resigns for good reason, in each case, within 24 months after the change in control, or if the surviving entity in the change in control transaction refuses to continue, assume, or replace the awards. In addition, under the RSU award agreements, vesting accelerates upon death and continues in accordance with the original vesting schedule if employment ends as a result of disability or retirement. If employment ends for other reasons, the unvested portion of each award is forfeited, other that the one-time make-whole RSUs granted to Mr. Patolawala as described above. In addition, if an executive's employment is terminated for cause in the case of the 2022 and 2023 RSUs, or the Company determines the executive has engaged in any act that would constitute cause in the case of the 2024 RSUs, or if the executive breaches a non-competition, non-solicitation or confidentiality restriction in the case of any of the RSUs, the executive's unvested awards will be forfeited, and any award shares that have already been issued in settlement must be returned to us or the executive must pay us the amount of the shares' fair market value as of the date the award vested.

Under the terms of the award agreements for the 2022 PSUs, the 2023 PSUs and the 2024 PSUs, vesting accelerates upon the death of the executive, and the target number of units would vest. Further, vesting of PSU awards accelerates in connection with a change in control of our Company only if the executive's employment is terminated without cause or if the executive resigns for good reason, in each case, within 24 months after the change in control, or if the surviving entity in the change in control transaction refuses to continue, assume, or replace the awards. In such cases, the number of PSUs that vest will be equal to the greater of the target number of units or the number of PSUs earned based on actual performance during the truncated performance period. If employment ends as a result of disability or retirement, vesting will continue in accordance with the original vesting schedule. If employment ends for other reasons, the unvested portion of each award is forfeited. In addition, if an executive's employment is terminated for cause in the case of the 2022 and 2023 PSUs, or the Company determines the executive has engaged in any act that would constitute cause in the case of the 2024 PSUs, or if the executive breaches a non-competition, non-solicitation or confidentiality restriction in the case of any of the PSUs, the executive's unvested awards will be forfeited, and any award shares that have already been issued in settlement must be returned to us or the executive must pay us the amount of the shares' fair market value as of the date the award vested.

Other than for Mr. Luthar, the amount of compensation payable to each named executive officer in various termination and change in control scenarios is listed in the table below. These payments and benefits are provided under the terms of agreements involving equity compensation awards. Unless otherwise indicated, the amounts listed are calculated based on the assumption that the named executive officer's employment was terminated or that a change in control occurred on December 31, 2024. None of the named executive officers held any nonvested stock options as of such date.


As described above, Mr. Luthar resigned from ADM effective September 30, 2024. As provided by SEC rules, the table below sets forth information for Mr. Luthar for only the scenario that actually occurred for him.

Name		Voluntary Termination ($)	Involuntary Termination without Cause ($)	Termination for Cause ($)	Death ($)[1]	Disability ($)	Change in Control ($)[3]	Change in Control (Non-Assumption of Awards or Involuntary Termination Without Cause or Termination for Good Reason) ($)[4]	Retirement ($)
J. R. Luciano	Vesting of nonvested RSU awards	(6)	(6)	—	13,398,409	(2)	—	13,398,409	(6)
	Vesting of nonvested PSU awards	(6)	(6)	—	19,301,520	(2)	—	19,301,520	(6)
M. Patolawala	Vesting of nonvested RSU awards	8,353,179	8,353,179	—	10,675,381	(2)	—	10,675,381	(5)
	Vesting of nonvested PSU awards	—	—	—	3,483,303	(2)	—	3,483,303	(5)
I. Roig	Vesting of nonvested RSU awards	(6)	(6)	—	1,668,069	(2)	—	1,668,069	(6)
	Vesting of nonvested PSU awards	(6)	(6)	—	1,248,198	(2)	—	1,248,198	(6)
G. A. Morris	Vesting of nonvested RSU awards	—	—	—	2,476,238	(2)	—	2,476,238	(5)
	Vesting of nonvested PSU awards	—	—	—	3,567,369	(2)	—	3,567,369	(5)
C. M. Cuddy	Vesting of nonvested RSU awards	—	—	—	2,392,829	(2)	—	2,392,829	(5)
	Vesting of nonvested PSU awards	—	—	—	3,429,348	(2)	—	3,429,348	(5)
I. Pinner	Vesting of nonvested RSU awards	—	—	—	1,853,680	(2)	—	1,853,680	(5)
	Vesting of nonvested PSU awards	—	—	—	3,149,316	(2)	—	3,149,316	(5)
V. Luthar	Vesting of nonvested RSU awards	(7)	—	—	—	—	—	—	—
	Vesting of nonvested PSU awards	(7)	—	—	—	—	—	—	—

(1) Pursuant to the terms of the RSU awards issued under the 2020 Incentive Compensation Plan, vesting and exercisability of these equity awards are accelerated in full upon death. The amount shown with respect to RSU awards was calculated by multiplying the number of units as to which accelerated vesting and settlement occurs by $50.52, the closing sale price of a share of our common stock on the NYSE on December 31, 2024, the last trading day of 2024.

Due to the fact that the performance period for the 2022 PSUs ended on December 31, 2024, the amounts in this column related to the 2022 PSUs consist of the number of 2022 PSUs that actually were earned and vested for the applicable named executive officer, multiplied by $50.52, the closing sale price of a share of our common stock on the NYSE on December 31, 2024. The PSUs granted in 2023 and 2024 provide that vesting of those awards will accelerate upon death in an amount equal to the target number of PSUs. Therefore, the amount shown in this column with respect to the 2023 and 2024 PSU awards is the target number of such awards, in each case multiplied by $50.52, the closing sale price of a share of our common stock on the NYSE on December 31, 2024.

(2) Pursuant to the terms of the award agreements issued under the 2020 Incentive Compensation Plan, vesting of these equity awards generally continues on the same schedule after termination of employment due to disability.

(3) All outstanding RSUs and PSUs are subject to a double-trigger vesting and payout mechanism upon a change in control, meaning that only if (i) within 24 months after the change in control, one of our executive officer's employment is terminated without cause or he or she resigns for good reason or (ii) the surviving entity in the change of control does not continue, assume, or replace the awards, the RSU awards will accelerate in full and the PSU awards will accelerate as described in footnote (4) below. Therefore, this column excludes all outstanding RSUs and PSUs.



(4)   All outstanding RSUs and PSUs are subject to a double-trigger vesting and payout mechanism upon a change in control, meaning that only if (i) within 24 months after the change in control, the named executive officer's employment is terminated without cause or he or she resigns for good reason or (ii) the surviving entity in the change of control does not continue, assume, or replace the awards, the RSU awards will accelerate in full and the number of 2022, 2023 and 2024 PSU awards that vest will be equal to the greater of the target number of units or the number of PSUs earned based on actual performance during the truncated performance period. This column includes (i) all unvested RSU awards, and (ii) a portion of the unvested PSU awards (calculated in the manner set forth in footnote (1)). The amounts shown with respect to the awards was calculated by multiplying the number of units as to which accelerated vesting and settlement occurs by $50.52, the closing sale price of a share of our common stock on the NYSE on December 31, 2024.

(5)   Because this named executive officer is not yet eligible for retirement under the terms of the ADM Retirement Plan, no current termination of employment would be considered "retirement" under any of the applicable equity-based compensation plans.

(6)   Because this named executive officer is eligible for retirement, pursuant to the terms of the RSU award and PSU award agreements issued under the 2020 Incentive Compensation Plan, vesting of these equity awards generally continues on the same schedule after retirement, voluntary termination or involuntary termination without cause.

(7)   Pursuant to the terms of Mr. Luthar's Transition Agreement, upon his resignation, because he had met the age and service requirements of a retirement, he retained the RSUs and PSUs held by him at the time of his resignation and they continue to vest on the same schedule as their original terms.

CEO Pay Ratio

For our fiscal year 2024 pay ratio analysis, we determined that there has been no change in either our employee population or our employee compensation arrangements that we believe would significantly impact our fiscal year 2024 pay ratio disclosure. Similarly, there has been no change in the circumstances of the median employee who we identified for our fiscal year 2022 pay ratio analysis that we reasonably believe would result in a significant change to our fiscal year 2024 pay ratio disclosure. Because there were no such changes, we are using the same median employee identified for our fiscal year 2022 pay ratio analysis.

Our median employee's annual total compensation for fiscal year 2024 was $80,513. The annual total compensation of our Board Chair and CEO for fiscal year 2024 was $21,569,894. The ratio between the Board Chair and CEO's annual total compensation to the annual total compensation of our median employee is 268:1.

With respect to our median employee, we identified and calculated the elements of the employee's annual total compensation for 2024 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K and also included $25,138 as the estimated value of the median employee's 2024 employer-paid health care and basic life insurance premiums. With respect to the annual total compensation of our Board Chair and CEO, we used the amount reported in the Summary Compensation Table and also included $19,046 as the estimated value of our Board Chair and CEO's 2024 employer-paid health care and basic life insurance premiums.

SUPPLEMENTAL PAY RATIO

Our global footprint drives the median pay level at ADM. Approximately 59% of our workforce is employed outside the United States. We aim to provide competitive pay and benefits for each employee's role in every business segment and geography. To be consistent with our compensation philosophy, all global colleagues are paid based upon their local market as reviewed on an annual basis to ensure they are paid competitively. We believe this information is useful to put the SEC-required pay ratio provided above into context.

In addition, as in prior years, we are also providing a supplemental pay ratio that includes our domestic employees only. We identified the median employee for purposes of the 2022 supplemental pay ratio analysis using the same methodology as the 2022 required pay ratio analysis. However, because the median employee who we identified for our 2022 supplemental pay ratio analysis is no longer employed by the Company, we used another employee in 2023 whose compensation is substantially similar to that median employee based on the compensation measure used to select the median employee for our 2022 supplemental pay ratio analysis. We have used the same colleague from 2023 for purposes of the 2024 supplemental pay ratio. Applying this methodology to our employees located in the United States only (other than our Board Chair and CEO), we determined that our median employee in fiscal year 2024 had annual total compensation in the amount of $121,456.

As a result, the fiscal year 2024 ratio of the total annual compensation of our Board Chair and CEO to the total annual compensation of our median employee in the United States, each as calculated above to include 2024 employer-paid health care and basic life insurance premiums, is 178:1. This supplemental pay ratio is not a substitute for the required CEO pay ratio, but we believe it is helpful in fully evaluating the ratio of our Board Chair and CEO's annual total compensation to that of our median employee.



Pay Versus Performance

PAY VERSUS PERFORMANCE TABLE

The following table sets forth compensation information of our CEO (the "PEO") and other NEOs (the "Non-PEO NEOs"), on an average basis, along with total shareholder return, net income, and ROIC performance results for our fiscal years 2024, 2023, 2022, 2021 and 2020. For additional information regarding the Company's pay-for-performance philosophy and compensation objectives, including emphasizing multiple performance factors tied to stockholder value creation over short- and long-term time horizons, refer to the Compensation Discussion and Analysis ("CD&A").

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Fiscal Year	Summary Compensation Table (SCT) Total For PEO[1] ($)	Compensation Actually Paid (CAP) to PEO[2] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[2] ($)	Total Shareholder Return (TSR)[3] ($)	Peer Group TSR[3] ($)	Net Income ($)	Company Selected Measure: Adjusted ROIC[4]
2024	21,569,894	(13,224,711)	6,292,328	2,346,088	124.60	216.60	1,800,000,000	8.3%
2023	24,414,668	(271,382)	5,497,139	2,081,427	172.00	165.40	3,483,000,000	12.2%
2022	24,749,178	65,662,660	5,891,112	14,567,967	216.10	124.40	4,340,000,000	13.6%
2021	23,508,841	60,063,855	6,078,204	15,161,710	154.40	157.20	2,709,000,000	10.0%
2020	22,749,628	33,167,553	7,169,286	9,758,997	112.50	121.50	1,772,000,000	7.7%

(1) For each of 2024, 2023, 2022, 2021 and 2020, our PEO was Juan Luciano. For each of 2021 and 2020, the Non-PEO NEOs were Ray Young, Vincent Macciocchi, Gregory Morris, and Joseph Taets. For 2022, the Non-PEO NEOs included the same NEOs as in 2021 and 2020, as well as Vikram Luthar and Christopher Cuddy. For 2023, the Non-PEO NEOs were Vikram Luthar, Regina Jones, Gregory Morris, Christopher Cuddy and Vincent Macciocchi. For 2024, the Non-PEO NEOs were Monish Patolawala, Ismael Roig, Greg Morris, Christopher Cuddy, Ian Pinner and Vikram Luthar.

(2) The dollar amounts reported represent the Compensation Actually Paid ("CAP") to Mr. Luciano and the Non-PEO NEOs in accordance with, and using the adjustments set forth in, Item 402(v) of Regulation S-K. The following adjustments related to pension plans and equity awards were made to their total compensation each year as reported in the SCT to determine the CAP:

Reconciliation of PEO Summary Compensation Table Total to Compensation Actually Paid

Fiscal Year	Reported SCT Total ($)	Reported Value of Equity Awards ($)	Equity Award Adjustments ($)	Dividends Paid or Accrued on Unvested Shares and Stock Options ($)	Reported Change in the Actuarial Present Value of Pension Benefits ($)	Pension Benefit Adjustments ($)	Compensation Actually Paid ($)
2024	21,569,894	(17,700,074)	(18,189,770)	1,084,138	(37,857)	48,958	(13,224,711)
2023	24,414,668	(17,919,686)	(7,597,412)	902,498	(117,551)	46,100	(271,382)
2022	24,749,178	(17,727,259)	57,902,844	689,008	—	48,889	65,662,660
2021	23,508,841	(15,939,571)	51,787,958	718,567	(59,843)	47,903	60,063,855
2020	22,749,628	(15,940,148)	25,738,557	692,287	(112,853)	40,082	33,167,553



Reconciliation of Non-PEO NEOs Summary Compensation Table Total to Compensation Actually Paid

Fiscal Year	Reported SCT Total ($)	Reported Value of Equity Awards ($)	Equity Award Adjustments ($)	Dividends Paid or Accrued on Unvested Shares and Stock Options ($)	Reported Change in the Actuarial Present Value of Pension Benefits ($)	Pension Benefit Adjustments ($)	Compensation Actually Paid ($)
2024	6,292,328	(4,758,392)	625,835	170,347	(2,473)	18,443	2,346,088
2023	5,497,139	(3,746,208)	288,332	132,976	(107,675)	16,864	2,081,427
2022	5,891,112	(3,657,711)	12,165,647	143,963	—	24,956	14,567,967
2021	6,078,204	(3,533,337)	12,401,366	184,138	(14,810)	46,149	15,161,710
2020	7,169,286	(4,556,257)	7,322,254	179,588	(398,558)	42,685	9,758,997

(3) Our peer group for the calculation of TSR is the S&P 100, which is the industry index used to show our performance in our CD&A. TSR, in the case of both the Company and our peer group, reflects the cumulative return on $100 as if invested on December 31, 2019, including reinvestment of any dividends, and is rounded to the nearest tenth. The TSR amounts for prior years were updated from the prior years' disclosures to reflect the $100 initial investments in the dollar amount. This change does not affect the relationship of Company TSR and peer group TSR to CAP, which remains the same on a relative basis.

(4) Our Company selected measure, which we believe represents the most important financial performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link CAP to the NEOs for 2024 to company performance, is Adjusted ROIC. Adjusted ROIC is one of the metrics under both the 2024 annual cash incentive program and the 2024 PSUs. Adjusted ROIC (return on invested capital, adjusted to exclude the impact of certain items) is a non-GAAP financial measure. Annex A to this proxy statement provides a more detailed definition of this term, a reconciliation to the most directly comparable GAAP financial measure, and related disclosures about the use of this non-GAAP financial measure.

In order to calculate CAP, the following amounts were excluded from or added to the SCT total compensation:

Reconciliation of the Pension and Equity Award Adjustments for the PEO's Compensation Actually Paid

Fiscal Year	Reported SCT Total ($)	Pension & Equity amounts reported in SCT ($)	Pension value attributable to covered years' service and any change in pension value attributable to plan amendments made in covered year ($)	Dividends paid or accrued on unvested shares and stock options ($)	Change in fair value related to equity awards[a,b] ($)	CAP ($)
2024	21,569,894	(17,737,931)	48,958	1,084,138	(18,189,770)	(13,224,711)
2023	24,414,668	(18,037,237)	46,100	902,498	(7,597,412)	(271,382)
2022	24,749,178	(17,727,259)	48,889	689,008	57,902,844	65,662,660
2021	23,508,841	(15,999,414)	47,903	718,567	51,787,958	60,063,855
2020	22,749,628	(16,053,001)	40,082	692,287	25,738,557	33,167,553


Reconciliation of the Pension and Equity Award Adjustments for the Average of Non-PEO NEOs' Compensation Actually Paid

Fiscal Year	Reported SCT Total ($)	Pension & Equity amounts reported in SCT ($)	Pension value attributable to covered years' service and any change in pension value attributable to plan amendments made in covered year ($)	Dividends paid or accrued on unvested shares and stock options ($)	Change in fair value related to equity awards[a,b] ($)	CAP ($)
2024	6,292,328	(4,760,865)	18,443	170,347	625,835	2,346,088
2023	5,497,139	(3,853,883)	16,864	132,976	288,332	2,081,427
2022	5,891,112	(3,657,711)	24,956	143,963	12,165,647	14,567,967
2021	6,078,204	(3,548,148)	46,149	184,138	12,401,366	15,161,710
2020	7,169,286	(4,954,815)	42,685	179,588	7,322,254	9,758,997

(a)   With respect to performance-based equity awards, change in fair value is based on the probable outcome of the related performance metrics.

(b)   The amounts deducted or added are as follows to determine the equity award adjustments for year-over-year change in fair value:

PEO

Fiscal Year	Fair Value at Covered Year-End of Equity Awards Granted in Covered Year	Change in Fair Value at End of Covered Year from End of Prior Year of Awards Granted in Prior Years that are Unvested at End of Covered Year	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Covered Year	Change in Fair Value at Vesting Date from End of Prior Year of Equity Awards Granted in Prior Years that Vested in the Covered Year	Fair Value at End of the Prior Year of Prior Year Equity Awards that Failed to Meet Vesting Conditions in the Covered Year	Value of Dividends or other Earnings Paid or Accrued on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2024	9,133,097	(22,628,216)	—	(4,694,651)	—	—	(18,189,770)
2023	23,167,914	(25,124,590)	—	(5,640,736)	—	—	(7,597,412)
2022	29,050,156	24,982,970	—	3,869,718	—	—	57,902,844
2021	29,297,900	19,489,626	—	3,000,433	—	—	51,787,958
2020	25,686,592	408,760	—	(356,795)	—	—	25,738,557


Average Non-PEO NEOs

Fiscal Year	Fair Value at Covered Year-End of Equity Awards Granted in Covered Year	Change in Fair Value at End of Covered Year from End of Prior Year of Awards Granted in Prior Years that are Unvested at End of Covered Year	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Covered Year	Change in Fair Value at Vesting Date from End of Prior Year of Equity Awards Granted in Prior Years that Vested in the Covered Year	Fair Value at End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Covered Year	Value of Dividends or other Earnings Paid or Accrued on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2024	3,060,568	(2,161,287)	—	(273,446)	—	—	625,835
2023	4,605,203	(3,418,100)	—	(898,772)	—	—	288,332
2022	6,009,503	5,340,024	—	816,121	—	—	12,165,647
2021	6,494,489	5,193,596	—	713,281	—	—	12,401,366
2020	7,342,134	57,093	—	(76,973)	—	—	7,322,254

FINANCIAL PERFORMANCE MEASURES

The three financial performance measures listed below represent the most important measures used to link compensation actually paid to the NEOs for 2024 to Company performance, as further described in the CD&A.

- Adjusted ROIC
- Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)
- Adjusted earnings per share (EPS)



RELATIONSHIP BETWEEN COMPENSATION PAID AND PERFORMANCE

The below charts show the relationship between Compensation Actually Paid to our PEO and the average of the other NEOs (as shown in the above Pay versus Performance Table), and the following: net income, Company TSR, peer group TSR, and Adjusted ROIC.

Compensation Actually Paid versus Net Income



Compensation Actually Paid versus Company TSR and Peer Group TSR*



*   TSR valuations are based upon a fixed value initial investment of $100 as of December 31, 2019 for determination of both peer group and Company TSR from 2020 through 2024.



Compensation Actually Paid versus Adjusted ROIC*



*   Adjusted ROIC is a non-GAAP financial measure. See Annex A to this proxy statement for a reconciliation to the most directly comparable GAAP financial measure.

Executive Stock Ownership

Executive Officer Stock Ownership

The following table shows the number of shares of our common stock beneficially owned as of March 21, 2025, directly or indirectly, by each of the named executive officers.

Executive	Common Stock Beneficially Owned[1]	Options Exercisable Within 60 Days	Percent of Class
J. R. LUCIANO	2,206,125[2]	581,099	*
M. PATOLAWALA	23,024	—	*
I. ROIG	53,161	—	*
G. A. MORRIS	279,563[3]	—	*
C. M. CUDDY	294,596[4]	—	*
I. PINNER	61,708	—	*
V. LUTHAR	137,312[5]	13,366	*

*   Less than 1% of outstanding shares

(1)   Includes for each named executive officer stock options exercisable within 60 days. Does not include the following number of unvested RSUs since none of these RSUs vest within 60 days:

	Unvested RSUs
J. R. Luciano	260,093
M. Patolawala	230,793
I. Roig	17,710
G. A. Morris	48,539
C. M. Cuddy	47,283
I. Pinner	42,966
V. Luthar	12,393

(2)   Includes 1,492,789 shares held in trust and 238 shares held by a family-owned limited liability company.

(3)   Includes 705 shares held in the 401(k) and ESOP.

(4)   Includes 2,431 shares held in the 401(k) and ESOP.

(5)   Includes 121,904 shares held in trust and 2,042 shares held in an IRA account.

Common stock beneficially owned as of March 21, 2025, by all directors, director nominees, and current executive officers (as of March 21, 2025) as a group, numbering 19 persons, is 3,276,744 shares representing 0.7% of the outstanding shares, of which 292,120 shares represent stock units allocated under our Stock Unit Plan for Nonemployee Directors, 3,136 shares are held in the 401(k) and ESOP, 581,099 shares are unissued but are subject to stock options exercisable within 60 days, and no shares are subject to pledge.

Equity Compensation Plan Information; Related Transactions

Equity Compensation Plan Information at December 31, 2024

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights*	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column
Equity Compensation Plans Approved by Security Holders	6,337,877[1]	$62.89[2]	11,176,921[3]
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	6,337,877[1]	$62.89[2]	11,176,921[3]

(1) Consists of 3,523,165 shares to be issued upon vest of outstanding RSUs, 1,767,811 shares to be issued upon vest of outstanding PSUs, and 1,046,904 shares to be issued upon exercise of outstanding options pursuant to the Company's 2020 Incentive Compensation Plan and the Company's 2009 Incentive Compensation Plan all as of December 31, 2024.

(2) Weighted-average exercise price for outstanding stock options.

(3) Consists of shares available for issuance pursuant to the Company's 2020 Incentive Compensation Plan, as of December 31, 2024. Benefits which may be granted under the 2020 Incentive Compensation Plan are options, stock appreciation rights, restricted stock and restricted stock units, performance shares, performance units and cash-based awards.

* Based on target share amounts for PSUs. Number of PSUs issued would be 3,994,756 under the maximum payout conditions.

As of March 14, 2025, our Company does not have any equity compensation plans that have not been approved by our stockholders.



Review and Approval of Certain Relationships and Related Transactions

Various policies and procedures of our Company, including our Related Party Transaction Approval Policy, our Code of Conduct, our bylaws, the charter of the Nominating and Corporate Governance Committee, and annual questionnaires completed by all of our directors and executive officers, require the directors and executive officers to disclose and otherwise identify to the Company the transactions, arrangements, or relationships that could be viewed as constituting potential or actual conflicts of interest or otherwise require disclosure under applicable SEC rules as "related person transactions" between our Company or its subsidiaries and related persons. For these purposes, a related person is a director, executive officer, nominee for director, or 5% stockholder of the Company since the beginning of the last fiscal year and their immediate family members.

Although the Company's processes vary with the particular transaction or relationship, in accordance with our Related Party Transaction Approval Policy and our Code of Conduct, directors, executive officers, and other Company employees are directed to inform appropriate personnel regarding any such potential transaction or relationship. To the extent a related person is involved in the relationship or has a material interest in the transaction, the Audit Committee will review the transaction or relationship, considering various factors as set forth in our Related Party Transaction Approval Policy. The Audit Committee will approve or ratify the transaction or relationship only if it determines that it is not inconsistent with the best interests of the Company and its stockholders, that it is beneficial to the Company, and that the terms are fair to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the fiscal year ended December 31, 2024, the brother of Christopher Cuddy, one of our named executive officers, was employed by our Company as a vice president and earned total compensation of approximately $385,000 in fiscal 2024. The compensation for Mr. Cuddy's brother is appropriate for his role and aligned to that of his peers' compensation in accordance with the Company's compensation philosophy and practices for those of equivalent experience and responsibilities. Such relationship was considered by the Audit Committee and found to be fair and in the best interests of our Company.

Additionally, during the fiscal year ended December 31, 2024, ADM purchased approximately $280,000 of grain from Flatland Farms and sold certain products to Flatland Farms in the approximate amount of $4,100, of which Christopher Cuddy is the sole proprietor. Such related transaction was considered by the Audit Committee and found to be fair and in the best interests of our Company.

Proposal No. 3 — Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has appointed Ernst & Young LLP as our Company's independent registered public accounting firm for the fiscal year ending December 31, 2025.

The Audit Committee no less than annually reviews Ernst & Young LLP's independence and performance in connection with the Audit Committee's determination of whether to retain Ernst & Young or engage another firm as our independent registered public accounting firm to assure continuing auditor independence. In the course of these reviews, the Audit Committee considers, among other things:

- Ernst & Young's historical and recent audit performance, including input from our Audit Committee and employees with substantial contact with Ernst & Young throughout the year about Ernst & Young's quality of service provided, and the independence, objectivity, and professional skepticism demonstrated throughout the engagement by Ernst & Young and its audit team;

- An analysis of Ernst & Young's known legal risks and significant proceedings;

- External data relating to audit quality and performance, including recent Public Company Accounting Oversight Board ("PCAOB") reports on Ernst & Young and its peer firms;

- The appropriateness of Ernst & Young's fees, on both an absolute basis and as compared to its peer firms; and

- Ernst & Young's tenure as our independent auditor and its familiarity with our global operations and businesses, accounting policies and practices, and internal control over financial reporting.

Ernst & Young LLP, or its predecessor firms, has served as our independent registered public accounting firm for more than 90 years. The Audit Committee believes that Ernst & Young's deep institutional knowledge of our global operations and businesses, accounting policies and practices, and internal controls results in higher quality audit work and greater operational efficiencies. In conjunction with the required rotation of Ernst & Young's lead engagement partner, the Audit Committee and its Chair are directly involved in the selection of Ernst & Young's new lead engagement partner.

We are asking our stockholders to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, the Board is submitting the selection of Ernst & Young to our stockholders as a matter of good corporate practice. The members of the Audit Committee, and the Board of Directors, believe that the continued retention of Ernst & Young to serve as the Company's independent registered public accounting firm is in the best interests of our Company and its stockholders. Representatives of Ernst & Young will be present at the meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

 **The Board of Directors recommends a vote** FOR **ratification of the appointment of Ernst & Young LLP as our Company's independent registered public accounting firm for the fiscal year ending December 31, 2025. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.**



FEES PAID TO INDEPENDENT AUDITORS

The following table shows the aggregate fees paid to Ernst & Young LLP by us for the services it rendered during the fiscal years ended December 31, 2024, and December 31, 2023.

Description of Fees	2024	2023
Audit Fees[1]	$19,854,000	$18,893,000
Audit-Related Fees[2]	$ 3,729,000	$ 5,170,000
Tax Fees[3]	$ 1,986,000	$ 2,216,000
All Other Fees[4]	$ 43,000	$ 625,000
Total	$25,612,000	$26,904,000

(1) Includes fees for audit of annual financial statements, reviews of the related quarterly financial statements, audit of the effectiveness of our Company's internal control over financial reporting, and certain statutory audits.

(2) Includes fees for accounting and reporting assistance, due diligence for mergers and acquisitions, and audit-related work in connection with employee benefit plans of our Company.

(3) Includes fees related to tax planning advice and tax compliance.

(4) Includes fees for advisory services related to strategic transactions or divestitures.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy. This policy provides that audit services engagement terms and fees, and any changes in such terms or fees, are subject to the specific pre-approval of the Audit Committee. The policy further provides that all other audit services, audit-related services, tax services, and permitted non-audit services are subject to pre-approval by the Audit Committee. All of the services Ernst & Young LLP performed for us during fiscal years 2024 and 2023 were pre-approved by the Audit Committee.

Report of the Audit Committee

Report of the Audit Committee

The Audit Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility to the stockholders relating to the Company's (i) financial statements and the financial reporting process, (ii) preparation of the financial reports and other financial information provided by the Company to any governmental or regulatory body, (iii) systems of internal accounting and financial controls, (iv) internal audit function, (v) tax function, (vi) annual independent audit of the Company's financial statements, (vii) major risk exposures, (viii) legal compliance and ethics programs as established by management and the Board, (ix) related-party transactions, and (x) performance of the compliance function.

The Audit Committee assures that the corporate information gathering, analysis, and reporting systems developed by management represent a good faith attempt to provide senior management and the Board of Directors with information regarding material acts, events, and conditions within the Company. In addition, the Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent auditor. The Audit Committee ensures that the Company establishes, resources, and maintains a professional internal auditing function and that there are no unjustified restrictions or limitations imposed on such function. The Audit Committee reviews the effectiveness of the internal audit function and reviews and approves the actions relating to the General Auditor, including performance appraisals and related base and incentive compensation. The Audit Committee is comprised of six independent directors, all of whom are financially literate and one of whom (M.S. Burke, the Chair) has been determined by the Board of Directors to be an "audit committee financial expert" as defined by the Securities and Exchange Commission ("SEC").

Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements with management, including a discussion of the quality—not just the acceptability—of the accounting principles, the reasonableness of significant judgments, the development and selection of the critical accounting estimates, and the clarity of disclosures in the financial statements. Also, the Audit Committee discussed with management education regarding compliance with the policies and procedures of the Company as well as federal and state laws.

The Audit Committee reviewed and discussed with the independent auditor, who is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, the effectiveness of the Company's internal control over financial reporting, and the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC, including their judgment as to the quality—not just the acceptability—of the Company's accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. In addition, the Audit Committee received the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence and has discussed with the independent auditor the auditor's independence from management and the Company. The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy and considered the compatibility of non-audit services with the independent auditor's independence. The Audit Committee recommended to the Board of Directors (and the Board of Directors approved) a hiring policy related to current and former employees of the independent auditor.

The Audit Committee discussed the Company's major risk exposures, the steps management has taken to monitor and control such exposures, and guidelines and policies to govern the Company's risk assessment and risk management processes.

The meetings of the Audit Committee are designed to facilitate and encourage communication among the Audit Committee, the Company, the Company's internal audit function, and the Company's independent auditor. The Audit Committee discussed with the internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the accounting and financial controls, and the overall quality of the Company's financial reporting. The Audit Committee met individually with members of management in executive session. The Audit Committee held 17 meetings during fiscal year 2024.

The Audit Committee recognizes the importance of maintaining the independence of the Company's independent auditor, both in fact and appearance. Each year, the Audit Committee evaluates the qualifications, performance, tenure, and independence of the Company's independent auditor and determines whether to re-engage the current independent auditor. In doing so, the Audit Committee considers the quality and efficiency of the services provided by the auditors, the auditors' global capabilities, and the auditors' technical expertise and knowledge of the Company's operations and industry. Based on this evaluation, the Audit Committee has appointed Ernst & Young LLP as independent auditor for the fiscal year ending December 31, 2025. The members of the Audit Committee and the Board believe that, due to Ernst & Young LLP's knowledge of the Company and of the industries in which the Company operates, it is in the best interests of the



Company and its stockholders to continue retention of Ernst & Young LLP to serve as the Company's independent auditor. Although the Audit Committee has the sole authority to appoint the independent auditors, the Board is submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate practice.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2024, for filing with the SEC.

    M. S. Burke, Chair
    J. C. Collins, Jr.
    E. M. M. de Brabander
    S. F. Harrison
    P. J. Moore
    D. A. Sandler

PROPOSAL NO. 4

Proposal No. 4 — Stockholder Proposal to Remove the One-Year Holding Period Requirement to Call a Special Stockholder Meeting

We expect the following proposal to be presented by a stockholder at the Annual Meeting. In accordance with SEC rules, the stockholder proposal is presented below as submitted by the stockholder. The Company disclaims all responsibility for the content of the proposal. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, owner of 100 shares, is the proponent of the following stockholder proposal.

STOCKHOLDER PROPOSAL

Proposal 4—Support for Special Shareholder Meeting Improvement


FOR
Shareholder Rights

Shareholders ask our Board of Directors to remove the current provision that considers the voice of certain Archer-Daniels-Midland (ADM) shareholders as non-shareholders. Currently all shares not held for one continuous year are considered non-shareholders if they seek to call for a special shareholder meeting on an important matter.

The current one-year exclusion for all shares held for less than one continuous year makes the current so-called shareholder right to call for a special shareholder meeting useless. There is no point to have useless right on the books of ADM.

The reason to enable all shareholders to call for a special shareholder meeting is to allow one shareholder or a group of shareholders to quickly acquire ADM shares to equal the challenging 10% share ownership requirement, based on all shares outstanding, to call for a special shareholder meeting when there is an urgent matter to consider in order to incentivize a turnaround of ADM.

This is becoming more important given that the ADM stock price is in a long-term slump. ADM stock was at $97 in 2022 and at only $53 in late 2024 during a robust stock market.

The best strategies for turning around a company do not necessarily come from a company's existing shareholders.

If ADM continues in its slump, ADM shareholders and potential ADM shareholders will not even consider acquiring more shares in order to call for a special shareholder meeting, if they have to wait one-year to call for a special shareholder meeting. A one-year holding period makes no sense. An emergency or a continued slumping stock price demands an immediate response.

The fact that one shareholder or a group of shareholders can quickly acquire more shares to call for a special shareholder meeting is an incentive for ADM Directors to avoid such an emergency situation in the first place since the continued service of the least qualified ADM Directors could be terminated by a special shareholder meeting. This is a good incentive for the ADM Directors to have for the benefit of all ADM shareholders.

At minimum this proposal alerts shareholders to the severe limitation, to the point of uselessness, baked into the current ADM rules for shareholders to call for a special shareholder meeting.

Please vote yes:

Support for Special Shareholder Meeting Improvement—Proposal 4


RECOMMENDATION OF THE BOARD OF DIRECTORS AGAINST THE STOCKHOLDER PROPOSAL

The Board has carefully considered the above proposal, believes the proposal is not in the best interests of ADM and its stockholders for the reasons set forth below, and recommends that stockholders vote against the proposal.

ADM's Special Meeting Right Reflects Extensive Board Consideration and is Aligned with Current Best Practices

The Company has consistently demonstrated a commitment to strong corporate governance and responsiveness to stockholders. In February 2013, the Board adopted an amendment to our bylaws that reduced the ownership threshold for stockholders to call special stockholder meetings from a majority of the outstanding shares to not less than 10% of such shares. That amendment also included a customary provision that stockholders requesting a special meeting must have held such shares for at least one year. This 10% threshold is among the lowest, and thus most stockholder-friendly, among ADM and similar public companies.

The Board adopted the amendment after thorough consideration. The Board carefully evaluated various terms including ownership thresholds and potential length of holding periods. In addition, the Board considered existing stockholder rights, investors' views, other companies' stockholder rights to call special meetings, and ADM's institutional investor profile. The Board believes that the current special meeting right, including the low ownership threshold and nominal one-year holding period, reflects the perspectives of our stockholders, is consistent with (indeed, is more stockholder-friendly than) market practice, and strikes the proper balance between ensuring that stockholders have the ability to call a special meeting and protecting against the risk that some stockholders, who may have narrow short-term interests, could trigger the expense and distraction of a special meeting to pursue matters that are not widely viewed as requiring immediate attention or that are being pursued for reasons that may not be in the best interests of the Company and our stockholders generally.

Special Meetings Involve Substantial Time and Resources, and Eliminating the Holding Period Requirement Would Increase the Potential for Misuse

The Board recognizes the importance of providing our stockholders with the right to call special meetings in appropriate circumstances. Given the size of the Company and our large number of stockholders, a special stockholder meeting is a significant undertaking that requires substantial time, effort, expense, and management resources. The Company must prepare, print, and distribute legal disclosure documents to stockholders; host websites to provide notice and access online; and solicit proxies and tabulate votes, all of which require substantial time and effort as well as the use of Company funds to pay for the costs of the special meeting. Such time, effort, and expense are required regardless of whether the special stockholder meeting is held in person or virtually. In addition, the Board and management must divert time and focus from their responsibility of managing the Company on behalf of all stockholders to prepare for and conduct the special meeting, consequently detracting from their primary focus of operating our businesses and maximizing long-term stockholder value. Accordingly, special meetings of stockholders should be extraordinary events that occur only when there are urgent and critical matters or significant fiduciary concerns.

Our bylaws provide stockholders holding 10% or more of the Company's outstanding common stock for at least one year with the right to call special meetings, thus allowing for stockholders to call a special meeting when extraordinary matters arise, without enabling a minority of stockholders that have not held a financial stake in the Company for a meaningful period of time to call unnecessary or duplicative meetings for less significant matters. If the nominal one-year holding requirement is eliminated as suggested by the proponent's proposal, the Company could be subject to regular disruptions by short-term, special-interest stockholders with agendas that are not in the best interests of the long-term stockholders or the Company, and would increase the potential for misuse of the special meeting right. It would also divert our Board's and management's attention from their primary focus of leading and operating our business, which could potentially operate against the best interests of our stockholders overall, in order to serve the narrow interests of the stockholders requesting a special meeting.

ADM's Governance Practices and Policies Provide Stockholders the Ability to Communicate Views and Ensure Responsiveness to Stockholders; A Similar Proposal Was Overwhelmingly Rejected by Stockholders in 2022

The change requested by this stockholder proposal is unnecessary, could be potentially destructive to stockholder value, and should be rejected in light of our strong corporate governance policies and practices, our demonstrated willingness to discuss Company business and issues with stockholders, and our regular responsiveness to stockholders. We maintain strong corporate governance practices and provide multiple channels of communication between the Company and our stockholders. Our current corporate governance practices reflect our commitment to being responsive to our stockholders.

We encourage and appreciate our dialogue with stockholders and their invaluable input on corporate governance matters. Our Board and management team regularly assess and continually enhance our corporate governance policies and procedures, taking into account the stockholder feedback received through our engagement process, the governance practices of similar public companies, and current trends in governance. The Board also considers stockholder feedback received through votes on stockholder proposals—including the similar proposal



PROPOSAL NO. 4 — Stockholder Proposal to Remove the One-Year Holding Period Requirement to Call a Special Stockholder Meeting

to eliminate the required holding period for calling special stockholder meetings that was presented to stockholder vote at the 2022 annual stockholder meeting. Stockholders at the 2022 meeting overwhelmingly rejected the similar proposal, with only approximately 5% of the votes cast being voted in favor of such proposal.

In addition to providing our stockholders with the right to call a special meeting at a relatively low threshold of 10%, we have implemented numerous other corporate governance measures that align with best practices and that give stockholders the ability to directly communicate their views to the Board. Some of these measures are:

- Our stockholders have the opportunity to cast a vote with respect to all of our directors at least once per year. Our Board is not classified, and directors serve one-year terms.

- We have a majority voting standard for the election of directors in an uncontested election. Under our Corporate Governance Guidelines, each director annually submits an advance, contingent, irrevocable resignation that the Board may accept if the director fails to be elected through a majority vote in an uncontested election.

- All of the Company's directors, with the exception of the CEO, are independent. Each of the Audit, Nominating and Corporate Governance, Compensation and Succession, and Sustainability and Technology Committees are entirely composed of independent directors.

- We align our directors' interests with those of our stockholders through robust stock ownership requirements.

- We have vigorous evaluation processes for each of the Board, the Committees, and individual directors.

- We provide for "proxy access" in our bylaws pursuant to which stockholders can nominate a director candidate to stand for election and have that nominee included in our proxy materials.

- Our Board emphasizes stockholder involvement and input and incorporates the important feedback we receive from our stockholders through our robust outreach and engagement program, which enhances both our governance practices and the transparency of these practices to our stockholders.

We have a long record of listening and responding to the input of our stockholders, as demonstrated by our recent engagement with many of our largest institutional stockholders. We hold formal discussions with our institutional stockholders to help us better understand the views of our investors on key topics. Our recent conversations with our institutional investors covered topics of corporate governance, enterprise risk management, executive compensation, ESG, and other related issues important to our stockholders.

Summary

The Board believes that our existing special meeting right for stockholders is aligned with current best practices and strikes the appropriate balance between providing stockholders with meaningful rights and opportunities for involvement and considering the interests of all our stockholders. The proposed amendment would unnecessarily disrupt that balance by increasing the potential for misuse by a relatively small number of stockholders with narrow short-term interests to call a special meeting, which would require the Company to expend considerable time, effort, expense, and management resources. The Board's proven commitment to strong corporate governance and engagement with stockholders provide stockholders the ability to communicate their views and ensure Board responsiveness. The Board believes that the adoption of this stockholder proposal is unnecessary, potentially harmful, and not in the best long-term interests of ADM and its stockholders. **Accordingly, the Board of Directors recommends that stockholders vote AGAINST this stockholder proposal. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.**



THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THE STOCKHOLDER PROPOSAL TO ELIMINATE THE REQUIRED HOLDING PERIOD FOR CALLING SPECIAL STOCKHOLDER MEETINGS. PROXIES SOLICITED BY THE BOARD WILL BE VOTED AGAINST THE STOCKHOLDER PROPOSAL UNLESS STOCKHOLDERS SPECIFY OTHERWISE.

General Information About the Annual Meeting and Voting

Commonly Asked Questions and Answers about the Annual Meeting

Why did I receive this proxy statement?

The Board of Directors asks that you vote by proxy in advance of the annual stockholders' meeting. This proxy statement describes the proposals on which you, as a stockholder of the Company, are being asked to vote. It gives you information on the proposals, as well as other information, so that you can make an informed decision. You are invited to attend the annual meeting to vote on the proposals, but you do not need to attend in order to vote. The meeting will be completely virtual and will be held at the time and web address mentioned in the Notice of Annual Meeting included in these materials.

Why did I receive a Notice of Internet Availability?

We are using the "notice and access" method of providing proxy materials to stockholders via the internet. We will mail to our stockholders (other than those described below) a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and the 2024 Annual Report on Form 10-K and how to vote electronically via the internet. This notice will also contain instructions on how to request a paper copy of the proxy materials. Stockholders holding shares through the ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees (the "401(k) and ESOP") and those stockholders who previously have opted out of participation in notice and access procedures will receive a paper copy of the proxy materials by mail or an electronic copy of the proxy materials by email. We are first providing our stockholders with notice and access to, or first mailing or emailing, this proxy statement and a proxy form around March 25, 2025.

Who is entitled to vote at the Annual Meeting?

Our common stockholders of record at the close of business on March 14, 2025, are the only holders entitled to notice of the annual meeting and to vote at the meeting. At the close of business on March 14, 2025, we had 480,155,676 outstanding shares of common stock, each share being entitled to one vote on each of the director nominees and on each of the other matters to be voted on at the meeting.

How do I vote my shares and what can I do if I change my mind after I vote my shares?

If you are a stockholder of record, you may vote your shares electronically during the annual meeting via the internet by visiting www.virtualshareholdermeeting.com/ADM2025, or you may vote by proxy prior to the annual meeting (1) via the internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials or proxy card, (2) if you received printed proxy materials, by calling the toll free number found on the proxy card, or (3) if you received printed proxy materials, by filling out the proxy card and returning it in the envelope provided. If you are a beneficial owner of shares held in street name, you must obtain a "legal proxy" from the organization that is the record holder of your shares in order to vote your shares electronically during the annual meeting. You may vote by proxy prior to the annual meeting by following the instructions you receive from the organization that is the record holder of your shares.

If you properly submit a proxy, your shares will be voted at the meeting. You may revoke your proxy at any time prior to voting by:

(1) delivering written notice of revocation to our Corporate Secretary;

(2) delivering to our Corporate Secretary a new proxy form bearing a date later than your previous proxy; or

(3) attending the annual meeting online and voting again (attendance at the meeting will not, by itself, revoke a proxy).

Is my vote confidential?

We have a policy of keeping confidential all proxies, ballots, and voting tabulations that identify individual stockholders. Such documents are available for examination only by the inspectors of election; Hickory Point Bank and Trust, fsb our transfer agent; and certain employees associated with processing proxy cards and tabulating the vote. We will not disclose any stockholder's vote except in a contested proxy solicitation or as may be necessary to meet legal requirements.

What is the quorum required for the annual meeting?

The presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of our common stock entitled to vote at the annual meeting will constitute a quorum to conduct business at the annual meeting.



What are the voting requirements for the various proposals?

Under our bylaws, stockholders elect our directors by a majority vote in an uncontested election (one in which the number of nominees is the same as the number of directors to be elected at the meeting) and by a plurality vote in a contested election (one in which the number of nominees exceeds the number of directors to be elected at the meeting). Because this year's election is an uncontested election, each director nominee receiving a majority of votes cast (where the number of shares voted "for" a director nominee exceeds the number of shares voted "against" that nominee) will be elected. Approval of each other proposal presented in the proxy statement requires the affirmative vote of the holders of a majority in voting power of the shares of common stock which are present, in person or by proxy, at the meeting and entitled to vote on that matter.

What are the effects of abstentions and broker non-votes on voting?

A vote to "abstain" on the election of directors will have no effect on the outcome of that proposal. A vote to "abstain" on each other proposal presented in this proxy statement will have the effect of a vote against those proposals.

If you hold shares in street name, your broker, bank, or other nominee is required to vote your shares according to your instructions. If you do not give instructions to your broker, bank, or other nominee, it will still be able to vote your shares with respect to certain "discretionary" items, but will not be allowed to vote your shares with respect to "non-discretionary" items. Proposals 1, 2, and 4 are "non-discretionary" items. If you do not instruct your broker, bank, or other nominee how to vote with respect to those proposals, it may not vote for those proposals, and your shares will be counted as broker "non-votes." Proposal 3 is considered to be a discretionary item, and your broker, bank, or other nominee will be able to vote on this proposal even if it does not receive instructions from you. Broker non-votes will not have any effect on the result of the vote on any of the proposals.

What are the Company's costs associated with this proxy solicitation?

We pay the costs of soliciting proxies from our stockholders. We have retained Georgeson LLC to help us solicit proxies. We will pay Georgeson LLC a base shareholder meeting services fee of approximately $15,000 plus reasonable project management fees and expenses for its services. Our employees or employees of Georgeson LLC may also solicit proxies in person or by telephone, mail, or the internet at a cost which we expect will be nominal. We will reimburse brokerage firms and other securities custodians for their reasonable fees and expenses in forwarding proxy materials to their principals.

Who can attend the Annual Meeting?

Our stockholders and advisors to our Company are the only people entitled to attend the annual meeting.

Why is the Annual Meeting being held virtually?

The annual meeting this year will be a completely virtual meeting of stockholders, held at www.virtualshareholdermeeting.com/ADM2025. Hosting a virtual meeting provides expanded access, improved communication, and cost savings for our stockholders and us and enables participation from any location around the world.

How can stockholders submit questions to management during the Annual Meeting?

Stockholders may submit questions during the annual meeting at www.virtualshareholdermeeting.com/ADM2025, and subject to the meeting rules of conduct, management will respond to questions following adjournment of the formal business of the annual meeting and after any management remarks. If you have questions during the meeting, you may type them in the dialog box at any point during the meeting until the floor is closed to questions.

Submission of Stockholder Proposals and Other Matters

Deadline for Submission of Stockholder Proposals

Proposals of stockholders, including nominations for director, intended to be presented at the next annual meeting and desired to be included in our proxy statement for that meeting must be received by the Company's Corporate Secretary, addressed to ADM, Attn: Secretary, 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601, no later than November 25, 2025, and, in the case of nominations for director, no earlier than October 26, 2025, in order to be included in such proxy statement. These proposals and nominations must also meet all the relevant requirements of our bylaws in order to be included in our proxy statement.

Notice of a stockholder proposal intended to be presented at the next annual meeting, but not included in our proxy statement for that meeting, must be delivered to the Secretary at the above address between January 8, 2026 and February 7, 2026 (or, if the next annual meeting is called for a date that is not within 30 days before or after the anniversary date of our 2025 annual meeting, such notice must be delivered by the close of business on the tenth day following the earlier of the date on which notice of the date of such annual meeting is given or public disclosure of the date of such annual meeting is made). The notice must set forth the information required by our bylaws.

In addition to satisfying the foregoing requirements, in order to comply with the universal proxy rules, a stockholder who intends to solicit proxies in support of director nominees for election at the next annual meeting, other than the Company's nominees, must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 9, 2026.

Stockholders with the Same Address

Individual stockholders sharing an address with one or more other stockholders may elect to "household" the mailing of the proxy statement and our annual report. This means that only one annual report and proxy statement will be sent to that address unless one or more stockholders at that address specifically elect to receive separate mailings. Stockholders who participate in householding will continue to receive separate proxy cards. Also, householding will not affect dividend check mailings. We will promptly send a separate annual report and proxy statement to a stockholder at a shared address on request. Stockholders with a shared address may also request us to send separate annual reports and proxy statements in the future, or to send a single copy in the future if we are currently sending multiple copies to the same address.

Requests related to householding should be made in writing and addressed to Investor Relations, ADM, 4666 Faries Parkway, Decatur, Illinois 62526-5666, or by calling our Investor Relations at 217-424-5656. If you are a stockholder whose shares are held by a bank, broker, or other nominee, you can request information about householding from your bank, broker, or other nominee.

Receiving Future Proxy Materials Electronically

Stockholders can elect to view future proxy statements and annual reports over the Internet instead of receiving copies in the mail. Taking this step will save the Company the cost of producing and mailing these documents. You can:

- follow the instructions provided on your proxy card, voting instruction card or Notice of Internet Availability of Proxy Materials; or
- go to www.proxyvote.com and follow the instructions provided

If you choose to receive future proxy statements and annual reports over the Internet, you will receive an email message next year containing the Internet address to access future proxy statements and annual reports. This email will include instructions for voting over the Internet. If you have not elected electronic delivery, you will receive either printed materials in the mail or a notice indicating that the proxy solicitation materials are available at www.proxyvote.com.



Principal Holders of Voting Securities

Based upon filings with the SEC, we believe that the following stockholders are beneficial owners of more than 5% of our outstanding common stock shares. The percentage of beneficial ownership is based on 480,155,676 shares of common stock outstanding as of March 14, 2025.

Name and Address of Beneficial Owner	Amount	Percent of Class
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	61,652,597(1)	12.84%
State Farm Mutual Automobile Insurance Company and related entities One State Farm Plaza, Bloomington, IL 61710	50,286,278(2)	10.47%
BlackRock, Inc. 50 Hudson Yards, New York, NY 10001	45,312,186(3)	9.44%
State Street Corporation One Congress Street, Suite 1, Boston, MA 02114	33,506,142(4)	8.21%

(1) Based on a Schedule 13G/A filed with the SEC on November 12, 2024, The Vanguard Group has sole dispositive power with respect to 59,323,497 shares, shared voting power with respect to 653,980 shares, and shared dispositive power with respect to 2,329,100 shares.

(2) Based on a Schedule 13G/A filed with the SEC on May 9, 2024, State Farm Mutual Automobile Insurance Company and related entities have sole voting and dispositive power with respect to 46,796,552 shares and shared voting and dispositive power with respect to 3,489,726 shares.

(3) Based on a Schedule 13G/A filed with the SEC on January 25, 2024, BlackRock, Inc. has sole voting power with respect to 40,654,339 shares and sole dispositive power with respect to 45,312,186 shares.

(4) Based on a Schedule 13G filed with the SEC on February 4, 2025, State Street Corporation has shared voting power with respect to 24,979,088 shares and shared dispositive power with respect to 33,502,281 shares.

Other Matters

It is not contemplated or expected that any business other than that pertaining to the subjects referred to in this proxy statement will be brought up for action at the meeting, but in the event that other business does properly come before the meeting calling for a stockholders' vote, the named proxies will vote thereon according to their best judgment in the interest of our Company.

By Order of the Board of Directors

ARCHER-DANIELS-MIDLAND COMPANY

Regina B. Jones

Regina B. Jones, Corporate Secretary

March 25, 2025

Annex A

Definition and Reconciliation of Non-GAAP Measures

The Company uses certain "Non-GAAP" financial measures as defined by the Securities and Exchange Commission. These are measures of performance not defined by accounting principles generally accepted in the United States (GAAP), and should be considered in addition to, not in lieu of, GAAP reported measures. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in the reconciliation tables below.

Adjusted earnings per share (EPS). Adjusted EPS reflects ADM's fully diluted EPS after removal of the effect on EPS as reported of specified items as more fully described in the reconciliation tables below. Management believes that Adjusted EPS is a useful measure of ADM's performance because it provides investors additional information about ADM's operations allowing better evaluation of underlying business performance and better period-to-period comparability. This non-GAAP financial measure is not intended to replace or be an alternative to EPS as reported, the most directly comparable GAAP financial measure, or any other measure of operating results under GAAP.

Total segment operating profit. Total segment operating profit is ADM's consolidated earnings before income taxes adjusted for Other Business, Corporate, and specified items as more fully described in the reconciliation tables below. Management believes that total segment operating profit is a useful measure of ADM's performance because it provides investors information about ADM's reportable segment performance excluding other business, corporate overhead costs as well as specified items. Total segment operating profit is not a measure of consolidated operating results under GAAP and should not be considered an alternative to earnings before income taxes, the most directly comparable GAAP financial measure, or any other measure of consolidated operating results under GAAP.

Adjusted Return on Invested Capital (ROIC). Adjusted ROIC is Adjusted ROIC earnings divided by adjusted invested capital. Adjusted ROIC earnings is ADM's net earnings adjusted for the after-tax effects of interest expense on borrowings and specified items. Adjusted invested capital is the sum of ADM's equity (excluding redeemable and non-redeemable noncontrolling interests) and interest-bearing liabilities (which totals invested capital), adjusted for specified items. Management believes Adjusted ROIC is a useful financial measure because it provides investors information about ADM's returns excluding the impacts of specified items and increases period-to-period comparability of underlying business performance. Management uses Adjusted ROIC to measure ADM's performance by comparing Adjusted ROIC to its weighted average cost of capital. Adjusted ROIC, Adjusted ROIC earnings and Adjusted invested capital are non-GAAP financial measures and are not intended to replace or be alternatives to GAAP financial measures.

EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest on borrowings, taxes, depreciation, and amortization, adjusted for specified items as more fully described in the reconciliation tables below. The Company calculates adjusted EBITDA by removing the impact of specified items and adding back the amounts of income tax expense, interest expense on borrowings, and depreciation and amortization to net earnings. Management believes that EBITDA and adjusted EBITDA are useful measures of the Company's performance because they provide investors additional information about the Company's operations allowing better evaluation of underlying business performance and better period-to-period comparability. EBITDA and adjusted EBITDA are non-GAAP financial measures and are not intended to replace or be an alternative to net earnings, the most directly comparable GAAP financial measure.



	Twelve Months Ended Dec 31	
ADJUSTED EPS[1]	**2024**	**2023**
EPS (fully diluted) as reported	$ 3.65	$ 6.43
Adjustments:		
Gains on sales of assets and businesses	(0.02)	(0.03)
Asset impairment, restructuring, and net settlement contingencies	1.04	0.57
Gain on debt conversion option	0.00	(0.01)
Acquisition-related expenses	0.01	0.01
Tax adjustments	0.06	0.01
Adjusted EPS	$ 4.74	$ 6.98

	Twelve Months Ended Dec 31	
TOTAL SEGMENT OPERATING PROFIT[1] **(IN MILLIONS)**	**2024**	**2023**
Earnings Before Income Taxes	$ 2,255	$ 4,294
Other Business (earnings) loss	(247)	(375)
Corporate	1,721	1,606
Specified items:		
Gain on sale of assets	(10)	(17)
Impairment, restructuring, and net settlement contingencies	490	361
Total Segment Operating Profit	$ 4,209	$ 5,869

	Twelve Months Ended Dec 31	
SEGMENT OPERATING PROFIT (IN MILLIONS)	**2024**	**2023**
Ag Services and Oilseeds	$ 2,447	$ 4,067
Ag Services	715	1,168
Crushing	844	1,290
Refined Products and Other	552	1,306
Wilmar	336	303
Carbohydrate Solutions	$ 1,376	$ 1,375
Starches and Sweeteners	1,343	1,329
Vantage Corn Processors	33	46
Nutrition	$ 386	$ 427
Human Nutrition	327	417
Animal Nutrition	59	10



ADJUSTED ROIC [1] CALCULATION (YEARS ENDED DECEMBER 31)

2024—Adjusted ROIC Earnings $2,714* ÷ Adjusted Invested Capital $32,711* = 8.3%
2023—Adjusted ROIC Earnings $4,118* ÷ Adjusted Invested Capital $33,843* = 12.2%
2022—Adjusted ROIC Earnings $4,732* ÷ Adjusted Invested Capital $34,756* = 13.6%
2021—Adjusted ROIC Earnings $3,158* ÷ Adjusted Invested Capital $31,634* = 10.0%
2020—Adjusted ROIC Earnings $2,260* ÷ Adjusted Invested Capital $29,410* = 7.7%

*   in millions

Average Adjusted ROIC over Three-Year Performance Period (2022-2024) for 2022 PSUs
13.6% (2022 Adjusted ROIC) + 12.2% (2023 Adjusted ROIC) + 8.3% (2024 Adjusted ROIC) = 34.1% ÷ 3 = 11.37%

ADJUSTED ROIC EARNINGS[1] (IN MILLIONS)	Quarter Ended				Four Quarters Ended
	Mar 31, 2024	Jun 30, 2024	Sep 30, 2024	Dec 31, 2024	Dec 31, 2024
Net earnings attributable to ADM	$729	$486	$ 18	$567	$1,800
Adjustments:					
Interest expense	115	135	124	132	506
Specified items	21	22	512	(22)	533
Total adjustments	136	157	636	110	1,039
Tax on adjustments	(27)	(32)	(30)	(36)	(125)
Net adjustments	109	125	606	74	914
Total Adjusted ROIC Earnings	$838	$611	$624	$641	$2,714

ADJUSTED ROIC EARNINGS[1] (IN MILLIONS)	Years Ended December 31			
	2023	2022	2021	2020
Net earnings attributable to ADM	$3,483	$4,340	$2,709	$1,772
Adjustments:				
Interest expense	430	396	265	339
LIFO	0	0	0	(91)
Specified items	361	113	299	412
Total adjustments	791	509	564	660
Tax on adjustments	(156)	(117)	(115)	(172)
Net adjustments	635	392	449	488
Total Adjusted ROIC Earnings	$4,118	$4,732	$3,158	$2,260

ADJUSTED INVESTED CAPITAL[1] (IN MILLIONS)	Quarter Ended				Trailing Four Quarter Average
	Mar 31, 2024	Jun 30, 2024	Sep 30, 2024	Dec 31, 2024	Dec 31, 2024
Shareholders' Equity[2]	$23,219	$22,148	$21,974	$22,168	$22,377
+ Interest-bearing liabilities[3]	9,995	10,576	10,051	10,180	10,201
+ Specified items	21	22	512	(22)	133
Total Adjusted Invested Capital	$33,235	$32,746	$32,537	$32,326	$32,711



ADJUSTED INVESTED CAPITAL[1] (IN MILLIONS)	Years Ended December 31			
	2023	2022	2021	2020
Shareholders' Equity[2]	$24,790	$24,099	$21,717	19,392
+ Interest-bearing liabilities[3]	8,976	10,634	9,856	9,943
+ Specified items	77	23	61	75
Total Adjusted Invested Capital	$33,843	$34,756	$31,634	$29,410

ADJUSTED EBITDA[1] (IN MILLIONS)	Twelve Months Ended Dec 31		
	2024	2023	2022
Net earnings attributable to ADM	$1,800	$3,483	$4,340
Net earnings attributable to noncontrolling interests	(21)	(17)	25
Income taxes	476	828	868
Interest expense	506	430	396
Depreciation and amortization	1,141	1,059	1,028
EBITDA	3,902	5,783	6,657
Adjustments:			
(Gains) losses on sales of assets and businesses	(11)	(17)	(44)
Asset impairment, restructuring, and net settlement contingencies	513	367	148
Railroad maintenance expense	64	67	67
Acquisition-related expenses	7	7	2
Adjusted EBITDA	$4,476	$6,207	$6,830

(1) Non-GAAP measure: ADM uses certain "Non-GAAP" financial measures as defined by the Securities and Exchange Commission. These are measures of performance not defined by accounting principles generally accepted in the United States, and should be considered in addition to, not in lieu of, GAAP reported measures.

(2) Excludes noncontrolling interests.

(3) Includes short-term debt, current maturities of long-term debt, finance lease obligations, and long-term debt.



2024 Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________________ to _________________

Commission file number 1-44

ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

DE	**41-0129150**
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification No.)
77 West Wacker Drive, Suite 4600 **Chicago, IL**	**60601**
(Address of principal executive offices)	(Zip Code)

(312) 634-8100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	**ADM**	**NYSE**
1.000% Notes due 2025		**NYSE**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated Filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1 (b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

Common Stock, no par value—$28.8 billion
(Based on the closing sale price of Common Stock as reported on the New York Stock Exchange
as of June 28, 2024)

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Common Stock, no par value—479,707,071 shares
(February 14, 2025)

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement relating to its 2025 annual meeting of stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such proxy statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

SAFE HARBOR STATEMENT

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements, other than statements of historical fact included in this Annual Report on Form 10-K, are forward-looking statements. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "outlook," "will," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements the Company makes relating to its future results and operations, growth opportunities, pending litigation and investigations, and timing of the remediation of the Company's material weakness in the Company's internal control over financial reporting are forward-looking statements. All forward-looking statements are subject to significant risks, uncertainties and changes in circumstances that could cause actual results and outcomes to differ materially from the forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including, without limitation, those that are described in Item 1A, "Risk Factors" included in this Annual Report on Form 10-K, as may be updated in subsequent Quarterly Reports on Form 10-Q. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Except to the extent required by law, Archer-Daniels-Midland Company does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement whether as a result of new information, future events, changes in assumptions or otherwise.

ARCHER-DANIELS-MIDLAND COMPANY
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

ARCHER-DANIELS-MIDLAND COMPANY
PART I

 Item 1.   BUSINESS

Company Overview

Archer-Daniels-Midland Company (the "Company" or "ADM") unlocks the power of nature to enrich the quality of life. The Company is an essential global agricultural supply chain manager and processor, providing food security by connecting local needs with global capabilities. ADM is a premier human and animal nutrition provider, offering one of the industry's broadest portfolios of ingredients and solutions from nature. The Company is a trailblazer in health and well-being, with an industry-leading range of products for consumers looking for new ways to live healthier lives. ADM is a cutting-edge innovator, guiding the way to a future of new consumer and industrial solutions. ADM is a leader in sustainability, scaling across entire value chains to help decarbonize the multiple industries it serves. Around the globe, the Company's innovation and expertise are meeting critical needs while nourishing quality of life and supporting a healthier planet.

The Company works with thousands of growers in the world's most productive agricultural regions to purchase their crops. The Company uses its integrated global network of elevators, trucks, railcars, barges and ships to move those crops from areas of supply to areas of demand, and transforms many of those raw commodities into a broad array of products serving customers spanning food, feed, fuel, industrial, and consumer products.

ADM is a pillar of the global food supply system, playing a critical role in helping billions of people to obtain access to the fundamental nutrition they need. From staple foods, such as flour, oils, and sweeteners, to innovative alternatives like plant-based meat and dairy and lower-sugar, fat and salt solutions, ADM offers the industry's broadest portfolio of food and beverage solutions. The Company is also a leader in animal nutrition, innovating in a world where more and more people want to feed their pets with the same kind of clean, simple, and healthy products that they eat themselves, and consumers expect livestock and poultry to be fed and raised naturally, humanely, and sustainably.

ADM is a global leader in health and well-being, with an industry-leading range of probiotics, enzymes, supplements, and more to meet the needs of consumers looking for new ways to live healthier lives.

The Company is also leading the way to a future of new consumer and industrial solutions from nature. With unparalleled expertise and capacity in precision fermentation, ADM is reimagining the world of lubricants, adhesives, home and personal care products, and more.

ADM also has significant investments and joint ventures that aim to expand or enhance the market for its products or offer other benefits including, but not limited to, geographic or product-line expansion.

The continued demand from customers for sustainably sourced products is a growth driver for ADM, and the Company invests in and supports sustainability efforts to enhance the long-term resilience of farmers, agriculture and critical supply chains, including the global food system. ADM's Board of Directors actively oversees the Company's sustainability strategy through a board-level Sustainability and Technology Committee (Sustainability Committee), and ADM's Chief Sustainability Officer is part of the core strategy team and reports to the Chief Executive Officer and Chair of the Board.

Utilizing ADM's unique position in the agricultural value chain, including relationships with farmers around the globe and an unparalleled origination, transportation, and processing network, the Company works with growers by supporting them with personalized services and innovative technologies and partnering with them to develop and enhance conservation practices, including a goal of enrolling five million regenerative agriculture acres by the end of 2025. The Company is actively working to improve the efficiency of its facilities and vehicles, finding alternative uses for waste, reusing and recycling water, and sequestering carbon at its onsite capture and storage facility. These efforts are helping advance ADM's Strive 35 commitments to, by 2035, reduce absolute Scope 1 and 2 greenhouse gas (GHG) emissions by 25% from a 2019 baseline, reduce absolute Scope 3 GHG emissions by 25% from a 2021 baseline, increase use of low-carbon energy sources to 25% of total energy used, reduce absolute water withdrawal by 10%, and achieve a 90% landfill diversion rate.

As a global organization, the Company is strongly committed to a culture of inclusion and belonging. ADM fundamentally values the differences between individuals and believes a variety of perspectives and backgrounds support innovation, growth, and value creation.

ARCHER-DANIELS-MIDLAND COMPANY
PART I

The Company's innovation and expertise are helping people live healthier lives and support a stronger future. The Company's globally-integrated footprint combines with local insights to give ADM capabilities few other companies have to meet critical global needs.

Segment Descriptions

The Company's operations are organized, managed, and classified into three reportable business segments: Ag Services and Oilseeds, Carbohydrate Solutions, and Nutrition. Each of these segments is organized based upon the nature of products and services offered. The Company's remaining operations are not reportable business segments, as defined by the applicable accounting standard, and are classified within either Corporate or Other Business. Financial information with respect to the Company's reportable business segments is set forth in Part II. Item 8. Note 17. Segment and Geographic Information.

Ag Services and Oilseeds

The Ag Services and Oilseeds segment includes global activities related to the origination, merchandising, transportation, and storage of agricultural raw materials, and the crushing and further processing of oilseeds such as soybeans and soft seeds (cottonseed, sunflower seed, canola, rapeseed, and flaxseed) into vegetable oils and protein meals. Oilseeds products produced and marketed by the segment include ingredients for food, feed, fuel, and industrial customers. Crude vegetable oils produced by the segment's crushing activities are sold "as is" to manufacturers of renewable diesel and other customers or are further processed by refining, blending, bleaching, and deodorizing into salad oils. Salad oils are sold "as is" or are further processed by hydrogenating and/or interesterifying into margarine, shortening, and other food products. Partially refined oils are used to produce biodiesel and glycols or are sold to other manufacturers for use in chemicals, paints, and other industrial products. Oilseed protein meals are principally sold to third parties to be used as ingredients in commercial livestock and poultry feeds. The Ag Services and Oilseeds segment is also a major supplier of peanuts and peanut-derived ingredients to both the U.S. and export markets. In North America, cotton cellulose pulp is manufactured and sold to the chemical, paper, and other industrial markets. The Ag Services and Oilseeds segment's grain sourcing, handling, and transportation network (including barge, ocean-going vessel, truck, rail, and container freight services) provides reliable and efficient services to the Company's customers and agricultural processing operations. The Ag Services and Oilseeds segment also includes agricultural commodity and feed product import, export, and global distribution, and structured trade finance activities. The Company engages in various structured trade finance activities to leverage its global trade flows.

The Company has a 22.5% equity interest in Wilmar International Limited ("Wilmar"), a Singapore publicly listed company. Wilmar is a leading global agribusiness group headquartered in Asia engaged in the businesses of packaged oils and packaged foods, oil palm cultivation, oilseeds crushing, edible oils refining, sugar milling and refining, specialty fats, oleo chemicals, biodiesel and fertilizers manufacturing, and grains processing.

The Company has a 32.2% equity interest in Pacificor. Pacificor owns and operates grain export elevators in Kalama, Washington and Portland, Oregon.

The Company has a 50.0% equity interest in SoyVen, a joint venture between ADM and Cargill to provide soybean meal and oil for customers in Egypt.

The Company has a 37.5% equity interest in Olenex Sarl ("Olenex"), a joint venture between ADM and Wilmar that produces and sells a comprehensive portfolio of edible oils and fats to customers around the globe. In addition, Olenex markets refined oils and fats from the Company's plants in the Czech Republic, Germany, the Netherlands, Poland, and the U.K.

The Company has a 50.0% equity interest in Stratas Foods LLC, a joint venture between ADM and ACH Jupiter, LLC, a subsidiary of Associated British Foods, that procures, packages, and sells edible oils in North America.

The Company has a 50.0% equity interest in Edible Oils Limited, a joint venture between ADM and Princes Limited to procure, package, and sell edible oils in the United Kingdom. The Company also formed a joint venture with Princes Limited in Poland to procure, package, and sell edible oils in Poland, the Czech Republic, Slovakia, Hungary, and Austria.

The Company has a 50.0% equity interest in Terminal de Grãos Ponta da Montanha S.A., a joint venture between ADM and Viterra, that provides grain receiving, storage, and shipping services for the Agribusiness segment in Brazil.

6

ARCHER-DANIELS-MIDLAND COMPANY
PART I

The Company has a 50.0% equity interest in Gradable, LLC, a joint venture between ADM and Farmers Business Network, offering a digital grain procurement platform that enables farmers and buyers to confidently pursue and derive value from grain produced using sustainable and regenerative practices.

The Company is a supplier of raw materials to Wilmar, Stratas Foods LLC, Edible Oils Limited, SoyVen, and Olenex.

Carbohydrate Solutions

The Carbohydrate Solutions segment is engaged in corn and wheat wet and dry milling and other activities. The Carbohydrate Solutions segment converts corn and wheat into products and ingredients used in the food and beverage industry including sweeteners, corn and wheat starches, syrup, glucose, wheat flour, and dextrose. Dextrose and starch are used by the Carbohydrate Solutions segment as feedstocks in other downstream processes. By fermentation of dextrose, the Carbohydrate Solutions segment produces alcohol and other food and animal feed ingredients. Ethyl alcohol is produced by the Company for industrial use in products such as hand sanitizers and ethanol for use in gasoline due to its ability to increase octane as an extender and oxygenate. Corn gluten feed and meal, as well as distillers' grains, are produced for use as animal feed ingredients. Corn germ, a by-product of the wet milling process, is further processed into vegetable oil and protein meal. Other Carbohydrate Solutions products include citric acids, which are used in various food and industrial products. The Carbohydrate Solutions segment is a leader in carbon capture and sequestration. By continuing to advance additional carbon capture and sequestration initiatives and projects aimed at replacing coal power and steam generation with lower emissions power, the Carbohydrate Solutions segment is well positioned to benefit from the replacement of essential materials historically made from fossil fuels with plant-based alternatives.

The Company has a 50.0% equity interest in Hungrana Ltd. which operates a corn wet milling plant in Hungary.

The Company has a 50.0% equity interest in Almidones Mexicanos S.A. which operates a corn wet milling plant in Mexico.

The Company has a 50.0% equity interest in Aston Foods and Food Ingredients, a Russian-based sweeteners and starches business.

The Company has a 40.0% equity interest in Red Star Yeast Company, LLC, which produces and sells fresh and dry yeast in the U.S. and Canada.

The Company has a 22.1% equity interest in LSCP, LLLP, which operates an ethanol plant facility in the U.S.

Nutrition

The Nutrition segment serves various end markets including food, beverages, and nutritional supplements for humans, and complete feed, feed premix and additives, pet food and pet treats for livestock, aquaculture, and pets. The segment engages in the creation, manufacturing, sale, and distribution of a wide array of ingredients and solutions including plant-based proteins, flavors and colors derived from nature, flavor systems, emulsifiers, soluble fiber, polyols, hydrocolloids, probiotics, prebiotics, postbiotics, enzymes, botanical extracts, and other specialty food and feed ingredients and systems. The Nutrition segment also includes activities related to the procurement, processing, and distribution of edible beans, the processing and distribution of formula feeds and animal health and nutrition products and the manufacture of contract and private label pet treats and foods.

The Company has a 45.3% equity interest in Vimison S.A. de C.V., a leader in the animal nutrition industry in Mexico.

The Company has 50% equity interests in ADM Matsutani LLC and Matsutani Singapore Pte. Ltd., joint ventures for the worldwide sales and marketing of Fibersol.

The Company has a 50% equity interest in ADM Vland Biotech Shandong Co., Ltd., which manufactures and commercializes human probiotics in Greater China. As of December 31, 2024, this joint venture ceased operations and has started liquidation actions.

The Company has a 42.8% equity interest in Dusial S.A., a leader in the complete feed industry in Southwest of France.

The Company has a 34.3% equity interest in Vitafort ZRT, a leading company in the Hungarian animal feed market.

ARCHER-DANIELS-MIDLAND COMPANY
PART I

Corporate

Corporate includes the activities related to cost and equity method investments in early-stage start-up companies within ADM Ventures. In addition to identifying companies to invest in, ADM Ventures also works on select high-potential, new product development projects and alternative business models, all with the objective of supporting the Company's strategic objectives.

Other Business

Other Business includes the Company's remaining operations as described below.

ADM Investor Services, Inc., a wholly owned subsidiary of the Company, is a registered futures commission merchant and a clearing member of all principal commodities exchanges in the U.S. ADM Investor Services International Limited, a member of several derivative and commodity exchanges and clearing houses in Europe, ADMIS Singapore Pte. Limited, a clearing member of the Singapore exchange, and ADMIS Hong Kong Limited, are wholly owned subsidiaries of ADM offering brokerage services in Europe and Asia.

Insurance activities include Agrinational Insurance Company (Agrinational) and its subsidiaries. Agrinational, a wholly owned subsidiary of ADM, provides insurance coverage for certain property, casualty, marine, medical, and other miscellaneous risks of the Company. Agrinational also participates in certain third-party reinsurance arrangements.

Methods of Distribution

The Company's products are distributed mainly in bulk from processing plants or storage facilities directly to customers' facilities. The Company has developed a comprehensive transportation capability to efficiently move both commodities and processed products virtually anywhere in the world. The Company owns or leases trucks, trailers, railroad tank and hopper cars, river barges, towboats, and ocean-going vessels used to transport the Company's products to its customers.

Concentration of Revenues by Product

The following products accounted for 10% or more of revenues for the following periods:

	% of Revenues		
	Year Ended December 31		
	2024	**2023**	**2022**
Soybeans	**19%**	18%	17%
Soybean Meal	**12%**	13%	12%
Corn	**12%**	12%	14%

Status of New Products

The Company continues to expand its market footprint and business growth through the continuous development of its portfolio and optimization of production systems. Internal capabilities and acquisitions expand the Company's ability to unlock the potential of nature and serve customers' evolving and expanding needs through its offerings of innovative ingredients for all segments.

Source and Availability of Raw Materials

A significant majority of the Company's raw materials are agricultural commodities. In addition, the Company sources specific fruits, vegetables, and nuts for extracts to make flavors and colors. In any single year, the availability and price of these commodities are subject to factors such as changes in weather conditions, plantings, government programs and policies, competition, changes in global demand, changes in standards of living, and global production of similar and competitive crops. The Company's raw materials are procured from thousands of growers, grain elevators, and wholesale merchants in North America, South America, Europe, Middle East, and Africa (EMEA), Asia, and Australia, pursuant primarily to short-term (less than one year) agreements or on a spot basis. The Company is not dependent upon any particular grower, elevator, or merchant as a source for its raw materials.

ARCHER-DANIELS-MIDLAND COMPANY
PART I

Some of the principal crops that ADM sources and processes present specific climate change risks. For example, South American soy and global palm present risks of deforestation due to their proximity to the forest and other high-carbon-value landscapes. In addition, when not managed appropriately, row crops such as corn, soy, wheat, and canola present environmental risks such as water quality impairment, erosion, soil degradation, and GHG emissions. However, these crops also present an opportunity to combat climate change through their ability to sequester carbon in the soil using regenerative agricultural practices. In 2022, ADM launched its "re: generations" program to engage and encourage growers in its supply chain to implement regenerative agriculture practices. In the first year of the program, the Company exceeded its goal to enroll one million acres. The Company has since expanded its regenerative agriculture program to cover more than 2.8 million acres across 18 U.S. states and Canada and has also extended the program into new geographies, launching regenerative agriculture projects in Europe and South America, with a goal to enroll five million acres globally by the end of 2025.

Under the stewardship of ADM's Board of Directors, the Company has established several key social and environmental policies that collectively outline expectations for its employees, business partners and contractors, and the Company as a whole with respect to its sourcing operations. These policies set the standards that govern the Company's approach to environmental stewardship, employee conduct, and raw material sourcing, among other areas, and outline ADM's positions on issues of widespread public interest. These standards are included in, among others, the Company's Code of Conduct; Environment, Health, and Safety Policy; Human Rights Policy; Commitment to Protect Forests, Biodiversity, and Communities; Statement on Genetically Modified Organisms; Statement on Animal Testing; Commitment to Anti-Corruption Compliance; Protocol for Managing Supplier Non-Compliance and ADM Supplier Expectations, all of which are available on the Company's website (see Item 1, Business - Available Information).

In addition to policies, a portion of the Company's commodity sourcing is conducted using third-party certification programs including ADM Responsible Soy, Biomass Biofuel Sustainability Voluntary Scheme, Round Table for Responsible Soy, International Sustainability and Carbon Certification, Round Table on Sustainable Palm Oil, and U.S. Soy Sustainability Assurance Protocol. These programs have standards that are established to provide transparency on specific sustainability-related criteria. ADM procures canola, soybeans, and palm under these programs.

Trademarks, Brands, Recipes, and other Intellectual Property

The Company owns trademarks, brands, recipes, and other intellectual property including patents, with a net book value of $660 million as of December 31, 2024. More than 90% of these intangibles are in the Nutrition segment which is not materially dependent upon any individual trademark, brand, recipe or other intellectual property.

Seasonality, Working Capital Needs, and Significant Customers

There is a degree of seasonality in the growing cycles, procurement, and transportation of the Company's principal raw materials: oilseeds, corn, wheat, and other grains. The Company has seasonal financing arrangements with farmers in certain countries around the world. Typically, advances on these financing arrangements occur during the planting season and are repaid at harvest.

The prices of agricultural commodities, which may fluctuate significantly and change quickly, directly affect the Company's working capital requirements. Because the Company has a higher portion of its operations in the northern hemisphere, principally North America and Europe, relative to the southern hemisphere, primarily South America, inventory levels typically peak after the northern hemisphere fall harvest and are generally lower during the northern hemisphere summer months. Working capital requirements have historically trended with inventory levels.

No material part of the Company's business is dependent upon a single customer or very few customers.

ARCHER-DANIELS-MIDLAND COMPANY
PART I

Competition

The Company has significant competition in the markets in which it operates based principally on price, foreign exchange rates, quality, global supply, and alternative products, some of which are made from different raw materials than those utilized by the Company. Given the commodity-based nature of many of its businesses, the Company, on an ongoing basis, focuses on managing unit costs and improving efficiency through technology improvements, productivity enhancements, and regular evaluation of the Company's asset portfolio. The Company's Nutrition business is a vertically integrated business that provides ingredients and solutions for humans, animals, and pets in a highly competitive environment with a variety of companies offering the same products and services. The industry includes ingredient suppliers, contract manufacturers, global fast moving consumer goods companies, and private label brands, as well as smaller companies that specialize in specific niche markets. The Company focuses on staying ahead of the curve in terms of innovation and science-based solutions, building direct-to-consumer sales channels and focusing on consumer needs, expanding into new markets, building strategic partnerships, leveraging data and technology, and building a strong distribution network.

Research, Creation, Design, and Development (R&D)

R&D expense, net of reimbursements of government grants, for the year ended December 31, 2024 was $269 million.

The Company is committed to global health and sustainable products, recognizing the interconnectedness of human, animal, and environmental health. ADM**'s** R&D efforts focus on creating science-based products, solutions, and technologies aligned with macro trends in food security, sustainable processes, health, and personalized nutrition. The Company strategically invests in R&D across the entire nutrition value chain by leveraging its access to innovative processes and product optimization. The R&D team is also engaged in BioSolutions initiatives which are a key part of ADM's commitment to utilize its value chain to reduce its carbon footprint, redesign core products with sustainable alternatives, and explore new markets.

The Company is dedicated to transforming aspirations into solutions and brand innovation. The integration of interdisciplinary experts in biology, chemistry, physiology, nutrition, agronomy, and product development provides a competitive edge.

R&D teams are closely connected to customers and the global markets. Targeted product development leverages innovative ingredients and ADM's existing portfolio across different segments. R&D innovation centers across three continents enable the rapid transformation of ideas into products. An external network of collaborators, including customers, key opinion leaders, start-ups, and academia amplifies the Company's scientific excellence.

The scope and application of the Company's technical capabilities reinforce its commitment to global health and sustainable products. High-throughput screening and characterization facilities strengthen ADM's extensive ingredient database. Formulation platforms enable rapid upscaling or downscaling for cost-effective innovation. Resources dedicated to functional ingredient characterization enhance the Company's capacity to deliver on the science behind each product.

ADM's R&D strategy prioritizes fulfilling customer expectations and supporting the Company's growth. The Company's future strategy aims to deliver world-class solutions more efficiently and sustainably, and to capitalize on ADM's full potential.

Environmental, Social, and Governance (ESG)

The Company knows that the health of our natural resources is critical to our future, and that its commitment to sustainable practices will result in a stronger ADM and a better world. ADM is committed to being a force for change in developing innovative, sustainable solutions in agriculture, food and nutrition, industrial and consumer products, energy, and packaging materials while pursuing ways to continually improve the Company's efforts in both protecting the environment and enhancing environmental sustainability. The United Nations Development Programme created the Sustainable Development Goals (SDG) blueprint as a universal call to action to end poverty, protect the planet, and ensure that all people enjoy peace and prosperity. ADM focuses its efforts toward goals that align with its business objectives and allow the Company to make the greatest contribution towards the achievement of the SDGs, specifically Zero Hunger, Clean Water and Sanitation, Decent Work and Economic Growth, Climate Action, and Life On Land.

ARCHER-DANIELS-MIDLAND COMPANY
PART I

Governance

The Sustainability and Technology Committee of the Board actively oversees the Company's objectives, goals, strategies, and activities relating to sustainability. The Sustainability Committee also oversees the Company's compliance with sustainability laws and regulations, assesses performance relating to industry benchmarks, and assists the Board of Directors in overseeing the Company's operations as a sustainable organization and responsible corporate citizen in order to enhance shareholder value and protect ADM's reputation. The Company's Chief Sustainability Officer, Senior Vice President of Global Operations, and Chief Technology Officer regularly attend committee meetings as management representatives. The Executive Council of ADM, the Company's highest strategic and operational body, provides close supervision of the Company's ESG efforts and in-depth review of sustainability issues. Furthermore, regional sustainability teams, along with the corporate sustainability team, support the Chief Sustainability Officer to drive sustainability efforts in the Company's facilities and supply chains around the world. ADM's sustainability efforts are also supported by functional expertise throughout the Company such as in Operations and Utilities, Supply Chain and Procurement, Agricultural Services and Oilseeds, and Environmental Health and Safety (EHS).

Strategy

The Company aims to mitigate climate change and protect biodiversity through renewable product and process innovations, supply chain efforts including a commitment to no-deforestation or native vegetation conversion and regenerative agriculture, and a strategic approach to operational excellence with a focus on enhancing the efficiency of ADM's production plants throughout its global operations.

ADM believes sustainability is critical to its future growth strategy. ADM's strategic plan of sustainable growth leverages the trends and technologies in sustainability to help the Company grow and create value for its stakeholders. Agricultural Services and Oilseeds is focused on traceability of sourcing and differentiation and working with growers on low carbon agricultural practices and products. Carbohydrate Solutions is focused on decarbonization efforts that increasingly position the segment to offer low-carbon intensity feedstocks for biosolutions and biomaterials, including fuel solutions, to replace petroleum-based products. Nutrition is working with suppliers and customers to identify nature positive solutions that can reduce environmental impact in supply chains. The growth of these projects and businesses will be integral to supporting the objective of helping the planet limit total global warming to the 1.5°C threshold indicated by the United Nations. Additionally, the Company has incorporated the achievement of GHG emission goals and water reuse goals to executive performance measurement to reflect the strategic importance of ESG to its business.

Moreover, ADM has a large industrial footprint and believes it is important to reduce GHG emissions related to its business activities and the entire agricultural supply chain. The Company continues to use internal and external resources to identify opportunities and take action to reduce its GHG emissions globally to meet its continued commitment to mitigate the effects of climate change.

ADM's Strive 35 plan is an ambitious plan to, by 2035, reduce absolute Scope 1 and 2 GHG emissions by 25% from a 2019 baseline, reduce absolute Scope 3 GHG emissions by 25% from a 2021 baseline, increase use of low-carbon energy sources to 25% of total energy used, reduce absolute water withdrawal by 10%, and achieve a 90% landfill diversion rate. To support the Company's Strive 35 environmental goals, ADM developed a feasibility study with a leading engineering professional services firm that provides the technology pathway for absolute reduction of GHG emissions by 2035. The Company has also committed to develop a global strategy focused on improving community well-being in priority watersheds, including water-stressed areas, by the end of 2025.

As of December 31, 2023, the Company reduced absolute Scope 1 and 2 GHG emissions by 14.7% and reduced Scope 3 GHG emissions by 7.7%. The Company reduced absolute water withdrawal by 4.2%. The Company realized no increase in low carbon energy usage and achieved 86.1% of its waste diverted from landfill.

The Company anticipates spending between $400 million and $500 million on capital projects to achieve the Strive 35 targets. Through December 31, 2024, ADM has spent $297 million on projects in support of these goals since inception, of which $139 million was spent in 2024.

ARCHER-DANIELS-MIDLAND COMPANY
PART I

The Company believes that protection of natural resources, habitats, and biodiversity are important to life and to the Company's business. ADM is committed to eliminating deforestation from all of the Company's supply chains in 2025. In 2023, after a strategic investigation of the impact of conversion of native habitats in its key supply chains, the Company announced its commitment to eliminate conversion of native habitats in high risk areas in South America for direct suppliers of all commodities in 2025 and indirect suppliers by 2027, with a 2025 cutoff date (a date after which conversion of primary native vegetation renders a given area or production unit non-compliant) for both direct and indirect suppliers.

During the year ended December 31, 2024, the Company spent $64 million specifically to improve equipment, facilities, and programs for pollution control and in light of requirements of various environmental agencies.

There have been no material effects upon the earnings and competitive position of the Company resulting from compliance with applicable laws or regulations enacted or adopted relating to the protection of the environment.

ADM's corporate social investment program, ADM Cares, aligns the Company's corporate giving with its business strategies and sustainability objectives. Through the program, ADM works to sustain and strengthen its commitment to communities where ADM colleagues work, live, and operate by directing funding to initiatives and organizations driving meaningful social, economic, and environmental progress. The ADM Cares team evaluates potential projects submitted for funding to ensure they meet eligibility criteria, such as initiatives that support food security, health and well-being, and sustainability around the world.

Additional Sustainability Disclosures

Program updates, scenario analysis, and metrics and targets are available in ADM's Corporate Sustainability Report which can be accessed through its website at http://www.adm.com.

References to the Company's website address in this report are provided as a convenience, and information contained on, or available through, the website is not incorporated by reference. See *Available Information* section below for more information.

Income Taxes

The Company has a responsibility to oversee that all ADM businesses within the Company follow responsible tax practices. ADM manages its tax affairs based upon the following key principles:
– a commitment to paying tax in compliance with all applicable laws and regulations in the jurisdictions in which the Company operates;
– a commitment to the effective, sustainable, and active management of the Company's tax affairs; and
– developing and sustaining open and honest relationships with the governments and jurisdictions in which the Company operates regarding the formulation of tax laws.

Human Capital and Culture

ADM's purpose of unlocking the power of nature to enrich the quality of life highlights the significant role ADM plays within an essential industry and the critical job each employee has within the Company.

ADM has long maintained its Code of Conduct to help the Company achieve the right results, the right way. The code establishes high standards of honesty and integrity for all ADM colleagues and business partners, and sets forth specific policies to further the Company's commitment to conducting business fairly and ethically everywhere it operates.

The Company's culture is grounded in its values of integrity, respect, excellence, resourcefulness, teamwork, and responsibility. ADM is a truly global company of approximately 44,000 employees working together to achieve extraordinary results. Talented colleagues can be found in a wide variety of roles – including front-line employees who enable the production of ADM's products, supply chain experts who deliver to customers all over the world, engineering teams who continuously improve the Company's operations, sales and commercial teams who work closely with customers, information technology professionals who implement the technologies to enable the Company's processes, and so many more. ADM continues to develop its workforce to remain relevant and deliver on the Company's growth aspirations.

ARCHER-DANIELS-MIDLAND COMPANY
PART I

The Company believes that cultivating an inclusive culture of care and continuous learning for our colleagues is a critical priority that assists ADM in its efforts to continue innovating, driving growth through customer focus, and delivering outstanding performance for shareholders. Part of ADM's vision is to foster an inclusive culture with opportunities for all employees so that all members of its diverse, global workforce belong and make meaningful contributions to the success of each other and the Company. ADM holds an annual Global Week of Understanding, a signature week-long investment focused on continuous learning and strengthening ADM's culture of belonging. The week features keynote presentations, training programs, roundtable sessions, and onsite activities that foster an environment where all can thrive, and diversity of perspectives are harnessed to fuel innovation and growth.

In support of ADM's commitment to a productive, diverse, and inclusive workforce, ADM supports Employee Resource Groups (ERGs). These ERGs are voluntary, employee-led groups where colleagues with shared experiences or interests can come together to build a sense of community and engage in personal and professional development. ADM's ERGs are open to all employees and offer forums for fostering collaboration, connection and belonging.

The following tables set forth information about the Company's employees as of December 31, 2024.

Number of Employees by Contract and Region

	Salaried	Hourly	Part-Time	Total
North America	10,034	11,171	215	21,420
EMEA	5,985	4,658	540	11,183
South America	2,904	4,511	873	8,288
Asia Pacific	1,817	805	26	2,648
Central America/Caribbean	238	260	6	504
Total	20,978	21,405	1,660	44,043

Number of Employees by Type and Gender

	Male	%	Female	%	Total	%
Full-time	31,799	75 %	10,584	25 %	42,383	100 %
Part-time	672	40 %	988	60 %	1,660	100 %
Total	32,471	74 %	11,572	26 %	44,043	100 %

Percentage of Executive Council and Senior Leadership by Gender

	Percentage					
	2024			2023		
	Male	Female	Total	Male	Female	Total
Executive Council	69 %	31 %	100 %	67 %	33 %	100 %
Senior Leadership	69 %	31 %	100 %	69 %	31 %	100 %

Compensation and Benefits

ADM offers market-competitive pay, benefits, and services that help meet the needs of its employees. The Company's global rewards package includes base pay, short-term incentive plans, long-term equity grants, paid time-off, employee assistance programs, and benefits that meet the country-specific competitive markets in which ADM operates. ADM's global bonus plan has clearly defined enterprise metrics and objectives which are the same for all eligible employees – creating a strong team spirit and fostering collaboration among colleagues.

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PART I

Employee Development

All ADM employees participate annually in training and development that further increases knowledge, skills, and awareness on important topics. In addition, ADM offers many voluntary training opportunities, including in-person, virtual and on-demand training. Among the offerings are an Ability to Connect Program that cultivates business language skills to foster collaboration and LinkedIn Learning Platform which offers access to over 16,000 courses in 7 languages to support career development. ADM's leadership development program, Ability to Lead, focuses on enabling innovation, driving productivity, developing talent, change leadership, building trust, and coaching teams for engagement and performance. Additionally, first time and front line leaders are offered a Leadership Essentials program that cultivates effective communication, coaching, and the engagement and retention of talent.

ADM's early career programs are focused on attracting and cultivating a strong pipeline of early career talent to become future leaders in the organization. Recruitment partnerships with a variety of organizations help ADM to engage with, support, recruit, and hire inclusively, from front line production associates, to interns, to college graduates that begin their career across ADM's business units, functions and regions.

ADM prides itself in offering an array of career opportunities that include global assignments for its high potential talent, internal career growth for those who wish to learn more, and experiential learning through projects, mentorships, and on-the-job development.

Workplace Safety

ADM is committed to driving a safe and reliable culture that protects its people, its processes and the planet. By fostering a highly engaged workforce that is proactive and relentlessly focused on risk reduction, the Company aims to ensure every colleague returns home safely to their families and the things that matter most.

In 2024, approximately 76% of ADM's sites completed the year with zero injuries and approximately 89% with no lost workday injuries. The Company's Total Recordable Incident Rate and Lost Workday Incident Rate, based upon the number of incidents per 100 employees (or per 200,000 work hours), as defined by OSHA, for ADM colleagues (excluding unsupervised contractors) in 2024 were 0.68 and 0.23, respectively. Notably, the Decatur, Illinois complex achieved significant safety improvements in 2024, with zero fatalities or serious injuries.

In 2024, the Company had one ADM colleague fatality and nine serious injuries. The Company continues to take steps to further enhance the safety of its workplaces through occupational safety and process safety improvements and maintains a goal of zero fatalities. Through the guidance of the Environmental, Health, and Safety Technology Center, the Company is advancing impactful occupational and process safety initiatives, including:

– Driving excellence in Life-Critical Standards
– Encouraging proactive use of Stop Work Authority
– Expanding Total Process Safety training at all organizational levels
– Providing focused support to our highest-risk sites

Looking ahead to 2025, ADM is focused on efforts to continue to reduce serious injuries and its total recordable injury rate while strengthening its culture of safety and reliability.

Board Diversity

The Nominating and Corporate Governance Committee strives to recommend nominees who reflect a diversity of background and experience with the necessary skills to effectively perform the functions of the Board and its committees, including the Board's role in overseeing ADM's strategy and operations. As of December 31, 2024, 58% of ADM's 12 board members identified as members of underrepresented groups – five are African-American, Hispanic or Asian, and four are women.

ARCHER-DANIELS-MIDLAND COMPANY
PART I

Available Information

The Company's website is http://www.adm.com. ADM's annual reports on Form 10-K; quarterly reports on Form 10-Q; current reports on Form 8-K; directors' and officers' Forms 3, 4, and 5; and amendments to those reports, if any, are available, free of charge, through its website, as soon as reasonably practicable after electronically filing such materials with, or furnishing them to, the SEC.

The Company's Code of Conduct, Corporate Governance Guidelines, and the written charters of the Audit, Compensation and Succession, Nominating and Corporate Governance, and Sustainability and Technology Committees are also available through its website.

References to the Company's website address in this report are provided as a convenience and do not constitute, and should not be viewed as, an incorporation by reference of the information contained on, or available through, the website. Therefore, such information should not be considered part of this report.

The SEC maintains a website which contains reports, proxy and information statements, and other information regarding issuers that file information electronically with the SEC. The SEC's website is http://www.sec.gov.

Information about Our Executive Officers

Certain information with respect to executive officers of the Company as of the date of this filing is set forth below. Except as otherwise indicated, all positions are with the Company.

Name	Titles	Age
Juan R. Luciano	Chair of the Board of Directors since January 2016. Chief Executive Officer and President since January 2015.	63
Monish Patolawala	Executive Vice President and Chief Financial Officer since August 2024. President and Chief Financial Officer of 3M Company from September 2023 to July 2024. Executive Vice President, Chief Financial and Transformation Officer of 3M from October 2021 to September 2023 and Senior Vice President and Chief Financial Officer of 3M from July 2020 to October 2021.	55
Christopher M. Cuddy	Senior Vice President of the Company since May 2015. President, Carbohydrate Solutions business unit since March 2015.	51
Regina B. Jones	Senior Vice President, General Counsel and Secretary since September 2023. Chief Legal Officer at Baker Hughes from April 2020 to September 2023. EVP, General Counsel and Corporate Secretary at Delek US Holdings, Inc. from May 2018 to April 2020.	54
Gregory A. Morris	Senior Vice President of the Company since November 2014. President, Ag Services & Oilseeds business unit since July 2019. President, Global Oilseeds Processing business unit from May 2015 to June 2019.	53
Ian Pinner	Senior Vice President of the Company since January 2020. President, Nutrition business unit and Chief Sales and Marketing Officer since November 2023. Chief Strategy and Innovation Officer from January 2020 to November 2023. President, Health and Wellness from January 2020 to March 2021. Vice President, Growth and Strategy from August 2018 to January 2020. Chief Growth Officer from July 2017 to August 2018.	52
Jennifer L. Weber	Senior Vice President, Chief People and Diversity Officer since August 2020. Executive Vice President - Human Resources at Lowe's Companies, Inc. from March 2016 to April 2020.	58
Molly Strader Fruit	Vice President, Corporate Controller since March 2021. Vice President, Global Financial Services from May 2019 to March 2021. Controller, Carbohydrate Solutions from August 2018 to May 2019. Vice President, Global Credit from April 2016 to June 2019. Controller, Americas for Agricultural Services from June 2015 to August 2018.	46

ARCHER-DANIELS-MIDLAND COMPANY
PART I

Item 1A.   RISK FACTORS

The risks described below, as well as the other information contained in this Annual Report on Form 10-K, should be carefully considered. Any one or more of such risks could materially and adversely affect the Company's business, financial condition, results of operations, and stock price and could cause actual results of operations and financial condition to vary materially from past or anticipated future results of operations and financial condition. Additional risks and uncertainties not presently known to the Company or that the Company currently believes to be immaterial may also adversely affect the Company.

Operational Risks

The Company is exposed to potential business disruption which could adversely affect the Company's operating results.

The assets and operations of the Company could be subject to unplanned downtime or extensive property damage and business disruption from various events which include, but are not limited to, equipment failure, raw material shortages, natural disasters, severe weather conditions, accidents, explosions, fires, or other unexpected outages. The Company may not be able to resolve emergencies timely or effectively, and the associated liability which could result from these risks may not always be covered by or could exceed liability insurance.

The Company's operations rely on dependable and efficient transportation services, the disruption of which could result in difficulties supplying materials to the Company's facilities and impair the Company's ability to deliver products to its customers in a timely manner. The Company relies on access to navigable rivers and waterways in order to fulfill its transportation obligations more effectively. In addition, if certain non-agricultural commodity raw materials, such as water or certain chemicals used in the Company's processing operations, are not available, the Company's business could be disrupted. Any major lack of available water for use in certain of the Company's processing operations could have a material adverse impact on operating results. Certain factors which may impact the availability of non-agricultural commodity raw materials are out of the Company's control including, but not limited to, disruptions resulting from weather, high or low river water conditions, economic conditions, border closures, manufacturing delays or disruptions at suppliers, shortage of materials, interruption of energy supply, and unavailable or poor supplier credit conditions.

Transportation, inflationary impacts, and fluctuations in energy prices could affect the Company's operating results.

The Company's operating costs and the selling prices of certain finished products are sensitive to changes in energy prices, inflationary pressures, and certain logistic constraints. The Company's processing plants are powered principally by electricity, natural gas, and coal. The Company's transportation operations are partially dependent upon rail access, diesel fuel and other petroleum-based products. Significant increases in the cost or access of these items, including any consequences of regulation or taxation of greenhouse gases, could adversely affect the Company's production costs and operating results.

Human capital availability may not be sufficient to effectively support global operations.

ADM's global operations function with skilled individuals necessary for the processing, warehousing, and shipping of raw materials for products used in other areas of manufacturing or sold as inputs or products to third-party customers. The availability of skilled trade and production workers has been a specific focus for the manufacturing industry. The inability to properly staff manufacturing facilities with skilled trades and hourly labor due to a limited number of qualified resources could negatively impact operations.

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The Company may fail to realize the benefits of or experience delays in the execution of its growth strategy.

As the Company executes its growth strategy, through both organic and inorganic growth, it may encounter risks which could result in increased costs, decreased revenues, and delayed synergies. Growth in new geographies outside the U.S. can expose the Company to volatile economic, political, and regulatory risks that may negatively impact its operations and ability to achieve its growth strategy. Expanding businesses where the Company has limited presence may expose the Company to risks related to the inability to identify an appropriate partner or target and favorable terms, inability to retain/hire strategic talent, or integration risks that may require significant management resources that would have otherwise been available for ongoing growth or operational initiatives. Acquisitions may involve unanticipated delays, costs, and other problems. Due diligence performed prior to an acquisition may not identify a material liability or issue that could impact the Company's reputation or adversely affect results of operations resulting in a reduction of the anticipated acquisition benefits. Additionally, acquisitions may involve integration risks such as: internal control effectiveness, system integration risks, the risk of impairment charges related to goodwill and other intangibles, ability to retain acquired employees, and other unanticipated risks. The Company may fail to realize the operational or financial benefits expected from acquisitions, which may impact the Company's growth strategy.

The Company has limited control over and may not realize the expected benefits of its equity investments and joint ventures and may not be able to monetize the investments at an attractive value when the Company decides to exit the investments.

The Company has invested in or advanced funds to joint ventures and investments over which the Company has limited control as to governance and management activities (see Part II. Item 8. Note 8. Investments in and Advances to Affiliates for investment balances and related net sales amounts). Risks related to these investments may include: the financial strength of the investment partner; loss of revenues and cash flows to the investment partner and related gross profit; the inability to implement beneficial management strategies, including risk management and compliance monitoring, with respect to the investment's activities; the risk that the Company may not be able to resolve disputes with the partners; and the risk that the Company may not realize the operational or financial benefits expected from the investment. The Company may encounter unanticipated operating issues, financial results, or compliance and reputational risks related to these investments.

The Company faces risks related to health epidemics, pandemics, and similar outbreaks.

The Company could be materially impacted in the future if a health epidemic, pandemic, or similar outbreak would arise causing severe disruptions. In such circumstances, ADM may be unable to perform fully on its contractual obligations, critical global supply chain and logistical networks may be affected, and costs and working capital needs may increase. These cost increases may not be fully recoverable or adequately covered by insurance. In addition, demand for certain products that ADM produces, particularly biofuels and ingredients that go into food and beverages that support the food services channels, could be materially impacted from a prolonged regional or global outbreak, leading to government-imposed lockdowns, quarantines, or other restrictions.

Geopolitical Risks

The Company faces risks related to international conflicts, acts of terrorism or war, or other geopolitical events, such as the ongoing Russia-Ukraine war, Israel-Hamas war, sanctions, maritime piracy, and other economic disruptions.

ADM's assets and operations could be subject to extensive property damage, business disruption, loss in value, nationalization, and expropriation as a result of geopolitical conflicts, acts of terrorism (e.g. purposeful adulteration of the Company's products), war, and piracy, as well as any sanctions or embargoes resulting from these events. The assets and operations located in the region affected by the war between Russia and Ukraine are at an increased risk of property damage, inventory loss, business disruption, and expropriation. In addition, the Company may not be able to realize any financial or other benefits from its investments in Russia due to ongoing sanctions or actions of the Russian government. The Black Sea region is a major exporter of wheat and corn to the world, and the disruption of supply may continue to cause volatility in volumes, prices, and margins of these commodities and related products. Further, there is a risk that ADM and its related parties could trade with a sanctioned partner due to the number of sanctions taken against Russia.

ARCHER-DANIELS-MIDLAND COMPANY
PART I

Trade receivables may be at risk of higher defaults, and other third-party risks could affect ADM's ability to obtain inputs if suppliers are unable to perform or face insolvency, as certain supplies may not be attainable due to sanctions and/or restrictions on cross-border payment transactions. The Company could be materially impacted if, in the worst-case scenario, the conflict in Ukraine advances to other countries. The risk to ADM's business from the war in Israel could increase if it expands into other countries. As the Company continues to monitor geopolitical developments, shipping routes are adjusted accordingly as increased use of technology, including drones, has provided pirates with enhanced capabilities to identify and target vessels. Most attacks on ships in high-risk areas result in boarding, which poses significant safety and security risks to crew and cargo. Piracy and related maritime threats could negatively impact the Company. Crew extractions, potential ransom payments, lease obligations, and expenses related to rerouting vessels to circumvent high-risk areas may result in financial loss. Furthermore, disruptions in shipping schedules may be impacted for an extensive period. In these circumstances, trade policies and the Company's critical global supply chain and logistical networks could be affected, impairing the Company's ability to satisfy contractual obligations, and impacting working capital requirements. Insurance may not adequately cover these risks. In addition, provisions for certain products that ADM produces, particularly those that support the food services channels, could be materially impacted.

Political instability and changes in trade policies could negatively impact the Company's financial results.

The Company's operating results could be affected by political instability and by changes in monetary, fiscal, trade, and environmental policies, laws, regulations, and acquisition approvals, creating risks including, but not limited to: changes in a country's or region's economic or political conditions; local labor conditions and regulations, and safety and environmental regulations; reduced protection of intellectual property rights; changes in the regulatory or legal environment; restrictions on currency exchange activities; currency exchange fluctuations; burdensome taxes and trade tariffs; enforceability of legal agreements and judgments; adverse tax, administrative agency or judicial outcomes; and regulation or taxation of greenhouse gases. International risks and uncertainties, including changing social and economic conditions as well as terrorism, political hostilities, and war, could limit the Company's ability to transact business in these markets. The Company has historically benefited from the free flow of agricultural and food and feed ingredient products from the U.S. and other sources to markets around the world. Increases in tariff and restrictive trade policies around the world could negatively impact the Company's ability to enter certain markets or the price of products may become less competitive in those markets.

Investigation Risks

The Investigation and related events have had and may continue to have a material adverse impact on the Company.

As previously disclosed, following a voluntary document request from the SEC relating to intersegment sales between the Company's Nutrition reporting segment and the Company's Ag Services and Oilseeds and Carbohydrate Solutions reporting segments, the Company conducted an internal investigation into certain accounting practices and procedures with respect to its Nutrition reporting segment, including as related to certain intersegment sales (the "Investigation").

The Company had historically disclosed in the footnotes to its financial statements that intersegment sales have been recorded at amounts approximating market. In connection with the Investigation, the Company identified certain intersegment sales that occurred between the Company's Nutrition reporting segment and the Company's Ag Services and Oilseeds and Carbohydrate Solutions reporting segments that were not recorded at amounts approximating market. The Company corrected those errors in its fiscal year 2023 Form 10-K, along with subsequently identified errors that the Company corrected in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the "FY2023 10-K/A"), and its Form 10-Qs for the first and second quarters of 2024, all of which were filed on November 18, 2024, to restate the segment disclosures included in those filings.

As a result of the Investigation, correction of identified errors and related events, the Company has experienced, and may continue to experience, a number of adverse impacts and risks, including, but not limited to:

– the Company's Board of Directors and senior management have been required to devote significant time to the Investigation, the correction of certain segment-specific historical financial information and related matters, resulting in potential management distraction from the operation of the business;
– the price of the Company's common stock has declined significantly, has been subject to fluctuations and could continue to fluctuate upon further announcements or actions;

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- the Company is facing securities litigation and could face additional litigation under federal and state securities laws or other claims arising from the Investigation, such litigation can be costly to defend, and if decided against the Company, such litigation could require the Company to pay substantial judgments or settlements;

- the Company could discover additional material or immaterial errors in its financial statements; and

- the three major credit rating agencies have maintained the Company's credit ratings at investment grade levels with a negative outlook; however, if the ratings are downgraded, the Company's access to the credit markets and its ability to fund its working capital and capital expenditures may be affected.

The risks described above have had and may in the future have a material adverse effect on the Company's business, results of operations, financial condition and liquidity.

In addition, although the Company has taken certain actions in response to the findings of the Investigation, the Company could take new or different actions in addition to those taken to date if it determines those actions are appropriate. Such actions are uncertain and could have a material adverse impact on the Company's business and the price of its common stock.

The Company is subject to ongoing government investigations, and the timing for their resolution and outcome cannot be predicted.

As previously disclosed, and as described more fully in Part II. Item 8. Note 20. Legal Proceedings of this report, the Company is under investigation by the United States Securities and Exchange Commission ("SEC") and the Department of Justice ("DOJ") relating to, among other things, intersegment sales between the Company's Nutrition reporting segment and the Company's Ag Services and Oilseeds and Carbohydrate Solutions reporting segments. The Company cannot predict when the SEC and DOJ investigations will be completed, nor can it predict the results of these investigations with any reasonable degree of certainty. Expenses incurred in connection with these investigations (which include substantial fees of lawyers and other professional advisors and potential obligations to indemnify officers and directors who are parties to these investigations) could adversely affect the Company's results of operations and liquidity position. The Company may be required to pay material fines, consent to injunctions on future conduct or be subject to other penalties, each of which could have a material adverse effect on its business, results of operations, financial condition and liquidity. These government investigations also may adversely affect the Company's ability to obtain, and/or increase the cost of obtaining, directors' and officers' liability insurance and/or other types of insurance. In addition, the findings and outcomes of the Investigation as well as the government investigations could result in additional litigation or actions taken by third parties against the Company. The effects and results of such other litigation or actions may have a materially adverse effect on the Company's business, results of operations, financial condition and liquidity.

The Company identified a material weakness in the Company's internal control over financial reporting, which could impact the Company's ability to report its results of operations and financial condition accurately and in a timely manner.

During the fourth quarter of 2023, in connection with the Investigation, the Company identified a material weakness in its internal control over financial reporting related to the Company's accounting practices and procedures for segment disclosures. The material weakness resulted from inadequate controls that allowed for certain intersegment sales to be reported at amounts that were not in accordance with ASC 606, *Revenue from Contracts with Customers*. Specifically, the Company did not have adequate controls in place around measurement of certain intersegment sales between the Company's reporting segments. In addition, appropriate controls were not in place for the reporting of intersegment sales and for the application of disclosure requirements within ASC 280, *Segment Reporting*. For a more detailed description of this material weakness, see Part II. Item 9A. Controls and Procedures of this report.

While the Company has implemented a remediation plan, the Company will not be able to conclude whether the steps the Company has taken will remediate the material weakness until a sustained period of time has passed to allow management to test the design and operational effectiveness of the new and enhanced controls.

The material weakness, if not fully addressed, could result in additional accounting errors, such as those resulting in the restatement of certain segment-specific historical financial information as described in the FY2023 10-K/A. The Company may be unable to remediate this material weakness in a timely manner, which could adversely impact the accuracy and timeliness of future reports and filings the Company makes with the SEC. Further, additional errors may be identified as a result of the Company's remediation efforts, or additional material weaknesses could be identified, any of which could result in additional corrections or adjustments, which may be material, or could impact the Company's ability to report its results of operations and financial condition in an accurate and timely manner.

ARCHER-DANIELS-MIDLAND COMPANY
PART I

Negative publicity has and may continue to adversely affect the Company and the market price of its common stock.

The Company has become subject to negative publicity as a result of the Investigation and related events. Negative publicity and unfavorable perception of the Company has caused and could in the future cause significant declines in the price of the Company's common stock. Negative publicity can also impact the terms under which some customers and suppliers are willing to continue to do business with the Company and affect the Company's financial performance or financial condition. In addition, negative publicity or unfavorable perceptions make it more difficult for the Company and its employees to operate, resulting in reduced morale, a potential increase in employee turnover, and difficulty attracting talent. As a result, any new or ongoing negative publicity could have a material adverse effect on the Company's business, results of operations and financial condition, and the market price of the Company's common stock.

Environmental, Social, and Governance Risks

The Company may be impacted by carbon emission regulations in multiple regions throughout the globe.

The production of the Company's products uses materials that can create emissions of certain regulated substances, including GHG emissions. Such regulated emissions also include indirect emissions that occur in the value chain as the result of activities from assets now owned or controlled by the Company. Several jurisdictions where the Company has operations have implemented or are in the process of implementing carbon pricing programs or regulations to reduce GHG emissions impacting climate change and rising sea levels including, but not limited to, the United States, Canada, Mexico, the European Union and its member states, the United Kingdom, and China. In particular, the State of Illinois enacted legislation intended to eliminate carbon emissions by 2050 which includes the mandate for zero emissions of carbon dioxide equivalent and co-pollutants from electric generation using coal by 2030. It is difficult at this time to estimate the likelihood of passage, or predict the potential impact, of any additional legislation, regulations or agreements. Potential consequences of new obligations could include increased energy, transportation, raw material, and administrative costs, and may require the Company to make additional investments in its facilities and equipment.

Operations could be impacted by deforestation regulations, including the European Union (EU) deforestation-free regulation as part of the EU Green Deal, and by Brazil's Amazon soy moratorium.

The EU deforestation-free regulation's original effective date of December 2024 was formally postponed for one year. Soybeans and palm oil are the primary commodities covered by the regulation that will impact ADM due to the volume of those commodities that the Company imports into the EU. Failure to comply with the regulation could have serious consequences including civil, administrative, and criminal penalties, as well as negative impact on the Company's reputation, business, cash flows, and results of operations. Adhering to these regulations is costly, and insufficient enforcement heightens operational risks. Removal or revisions of existing deforestation regulations creates risk due to ADM's operational and technology costs incurred in its commitments to comply with such regulations, including ADM's investment in Gradable.

The Company is committed to avoid sourcing from deforested areas. However potential disruptions to the Amazon soy moratorium due to changes in Brazilian legislation, could render the Company less competitive in the market and or damage the Company's reputation. The Company is working to source responsibly while maintaining its market position.

Food or feed risks derived from quality issues or off label product usage, occupational health and safety issues, and ineffective diversification programs may expose the Company to certain regulatory or reputational risks.

The Company is subject to federal, state, and local regulations on manufacturing or labeling; socially acceptable and sustainable farming practices; environmental, health, and safety regulations; and customer product liability claims. The liability which could result from noncompliance and other risks may not always be covered by, or could exceed liability insurance related to product liability and food safety matters maintained by the Company. Risks to the Company's reputation may exist due to potential negative publicity caused by product liability, food safety, occupational health and safety, workforce diversity, and environmental matters.

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PART I

The Company's sustainable practices require oversight and robust monitoring requirements. The lack of unified reporting standards increases sustainability regulatory compliance and reporting requirements.

The Company has programs and policies in place (e.g., Corporate Sustainability Program; Commitment to Protecting Forests, Biodiversity and Communities; Environmental Policy; Strive 35 environmental goals; etc.) to expand responsible practices while reducing its environmental footprint and to help ensure compliance with laws and regulations. Implementation of these programs and policies sometimes requires the acquisition of technology or capital investments at a cost to the Company. Starting in 2026, the Corporate Sustainability Reporting Directive (CSRD) will require companies within the European Union to report extensive climate-related information for the 2025 financial year. The reporting requirements of CSRD, along with the growing multitude of corporate sustainability reporting standards, will result in increased compliance costs and could result in regulatory reporting risks as each standard will have its own required disclosures. Failure to comply with laws and regulations can have serious consequences, including civil, administrative, and criminal penalties as well as a negative impact on the Company's reputation, business, cash flows, and results of operations.

The Company's carbon capture and sequestration operations are also subject to potential risks and uncertainties, including complying with complex and evolving regulations, obtaining and maintaining permits and regulatory approvals, and managing operational challenges.

Financial Risks

Limitations on access to external financing could adversely affect the Company's operating results due to its capital-intensive nature.

The Company requires significant capital, including continuing access to credit markets, to operate its current business and fund its growth strategy. The Company's working capital requirements, including margin requirements on open positions on futures exchanges, are directly affected by the price of agricultural commodities, which may fluctuate significantly and change quickly. The Company also requires substantial capital to maintain and upgrade its extensive network of storage facilities, processing plants, refineries, mills, ports, transportation assets, and other facilities to keep pace with competitive developments, technological advances, regulations, and changing safety standards in the industry. Moreover, the expansion of the Company's business and pursuit of acquisitions or other business opportunities may require significant amounts of capital. Access to credit markets and pricing of the Company's capital is dependent upon maintaining sufficient credit ratings from credit rating agencies. Strong credit ratings allow the Company to access cost-competitive tier one commercial paper markets. As of December 31, 2024, the three major credit rating agencies maintained the Company's credit ratings at investment grade levels with a negative outlook. Further watches, reviews or downgrades could occur. If the Company is unable to maintain sufficiently high credit ratings, access to these commercial paper and other debt markets and costs of borrowings could be adversely affected. If the Company is unable to generate sufficient cash flow or maintain access to adequate external financing, including as a result of significant disruptions in the global credit markets, it could restrict the Company's current operations and its growth opportunities.

Strategic and Economic Risks

Agricultural commodities, agricultural commodity products, and non-agricultural commodity raw materials the Company procures, transports, stores, processes, and merchandises can be affected by various factors beyond the Company's control.

The availability and prices of agricultural commodities are subject to wide fluctuations, including impacts from factors outside the Company's control such as changes in market conditions, weather conditions, crop disease, plantings, government programs and policies, climate change, competition, and changes in global demand, which could adversely affect the Company's operating results. Additionally, the Company depends globally on agricultural producers to ensure an adequate supply of the agricultural commodities.

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PART I

Reduced supply of agricultural commodities and rising costs of non-agricultural commodity raw materials could adversely affect the Company's profitability by increasing the cost of raw materials and/or limiting the Company's ability to procure, transport, store, process, and merchandise agricultural commodities and products in an efficient manner. High and volatile commodity and non-agricultural commodity prices can place more pressures on short-term working capital funding. Conversely, if supplies are abundant and crop production globally outpaces demand for more than one or two crop cycles, price volatility is somewhat diminished. This could result in reduced operating results due to the lack of supply chain dislocations and reduced market spread and basis opportunities.

The Company has certain finished products, such as ethanol and biodiesel, which are closely related to, or may be substituted for, petroleum products, or in the case of ethanol, blended into gasoline to increase octane content. Therefore, the selling prices of ethanol and biodiesel can be impacted by the selling prices of gasoline, diesel fuel, and other octane enhancers. A significant decrease in the price of gasoline, diesel fuel, or other octane enhancers could result in a significant decrease in the selling price of the Company's ethanol and biodiesel. The Company may use derivative contracts as anticipatory hedges for both purchases and sales of commodities to protect itself in the near term against price changes and to protect and maximize processing margins, but there can be no assurance that any derivative contracts entered into by the Company will have those effects.

The Company is subject to economic downturns and regional economic volatilities, which could adversely affect the Company's operating results.

The Company conducts its business and has substantial assets located in many countries and geographic areas. While 64% of the Company's long-lived assets are in the United States, the Company also has significant operations in both developed areas (such as Western Europe and Canada) and emerging market areas. One of the Company's strategies is to expand the global reach of its core model, which may include expanding or developing its business in emerging market areas. Both developed and emerging market areas are subject to impacts of economic downturns, including decreased demand for the Company's products, and reduced availability of credit, or declining credit quality of the Company's suppliers, customers, and other counterparties. In addition, emerging market areas could be subject to more volatile operating conditions including, but not limited to, logistics limitations or delays, labor-related challenges, epidemic outbreaks and economic recovery, limitations or regulations affecting trade flows, local currency concerns, and other economic and political instability. Political fiscal instability could generate intrusive regulations in emerging markets, potentially creating unanticipated assessments of taxes, fees, increased risks of corruption, etc. Economic downturns and volatile market conditions could adversely affect the Company's operating results and ability to execute its long-term business strategies, although the nature of many of the Company's products (i.e. food and feed ingredients) is less sensitive to demand reductions in any economic downcycle.

The Company has significant competition in the markets in which it operates and is subject to industry-specific risks which could adversely affect the Company's operating results.

The Company faces significant competition in each of its businesses and has numerous competitors, who can be different depending upon each of the business segments in which it participates. The Company competes for the acquisition of inputs such as raw materials, transportation services, and other materials and supplies, as well as for workforce and talent. Competition impacts the Company's ability to generate and increase its gross profit as a result of the following factors:

- Pricing of the Company's products is partly dependent upon industry processing capacity, which is impacted by competitor actions to bring idled capacity on-line, build new production capacity or execute aggressive consolidation;
- Many of the products bought and sold by the Company are global commodities or are derived from global commodities that are highly price competitive and, in many cases, subject to substitution;
- Significant changes in exchange rates of foreign currencies versus the U.S. dollar, particularly the currencies of major crop growing countries, could also make goods and products of these countries more competitive than U.S. products;
- Improved yields in different crop growing regions may reduce the reliance on origination territories in which the Company has a significant presence; and
- Continued merger and acquisition activities resulting in further consolidations could result in greater cost competitiveness and global scale of certain players in the industry, especially when acquirers are state-owned and have profit and return objectives that may differ from private sector enterprises.

The Company is subject to industry-specific risks which include but are not limited to: launch of new products by other industries that can replace the functionalities of the Company's production; shifting consumer preferences; and product safety and quality.

ARCHER-DANIELS-MIDLAND COMPANY
PART I

In the case of the Nutrition business, while maintaining efficient and cost-effective operations are important, the ability to drive innovation and develop quality nutritional and wellness solutions for human and animal needs are key factors to remain competitive in the nutrition market. Certain of the Company's merchandised commodities and finished products are used as ingredients in livestock and poultry feed. The Company is subject to risks associated with economic, product quality, feed safety or other factors which may adversely affect the livestock and poultry businesses, including the outbreak of disease in livestock and poultry, for example African swine fever, which could adversely affect demand for the Company's products used as ingredients in feed. In addition, ADM's investment in the flavors and ingredients businesses exposes the Company to risks related to innovation, adaptation, and product claims to meet the changing requirements of its customers.

The Company's risk management strategies may not be effective.

The Company has a Chief Risk Officer who oversees the ERM Program and regularly reports to the Board of Directors through the Audit Committee, which assists the Board in its oversight of the Company's ERM program, on the myriad of risks facing the Company and the Company's strategies for mitigating those risks. The Company's business is affected by fluctuations in agricultural commodity cash prices and derivative prices, transportation costs, energy prices, interest rates, foreign currency exchange rates, and equity markets. The Company's risk monitoring efforts may not be successful at detecting a significant risk exposure, and such exposure could adversely affect the Company's operating results.

Regulatory Risks

The Company is subject to numerous laws, regulations, and mandates globally which could adversely affect the Company's operating results and forward strategy.

The Company does business globally, connecting crops and markets in over 180 countries, and is required to comply with laws and regulations administered by the United States federal government as well as state, local, and non-U.S. governmental authorities in numerous areas including: accounting and income taxes, anti-corruption, anti-bribery, global trade, trade sanctions, privacy and security, environmental, product compliance and safety, and handling and production of regulated substances. The Company frequently faces challenges from U.S. and foreign tax authorities regarding the amount of taxes due including questions regarding the timing, amount of deductions, the allocation of income among various tax jurisdictions. Legislatures and taxing authorities in many jurisdictions in which ADM operates may enact changes to their tax rules. The Organization for Economic Cooperation and Development (the "OECD"), the European Union, and other countries (including countries in which the Company operates) have committed to enacting substantial changes to numerous long-standing tax principles impacting how large multinational enterprises are taxed.

In particular, the OECD's Pillar Two initiative introduces a 15% global minimum tax applied on a country-by-country basis. While it appears unlikely the United States will enact legislation to adopt Pillar Two, certain countries in which ADM operates have enacted legislation, and other countries are in the process of introducing draft legislation to implement the minimum tax directive. Certain aspects of Pillar Two were effective for ADM during the year ended December 31, 2024 with additional components becoming effective beginning in the year ended December 31, 2025. In the U.S., under U.S. GAAP, Pillar Two taxes are considered an alternative minimum tax accounted for as a period cost that will impact the effective tax rate in the year the Pillar Two tax obligation arises. As such, deferred taxes will not be recognized or adjusted for the estimated effects of future minimum taxes. While at this time we do not expect the impact of Pillar Two to be material to our consolidated financial statements in 2025, there is no assurance that it will not have an adverse effect on our effective tax rate, financial results, or cash flows in future periods.

On January 20, 2025, President Trump issued executive orders that the OECD Global Tax Deal has no force and effect in the U.S., and to investigate foreign countries' compliance with tax treaties and to prepare a list of options for protective measures the U.S. should adopt in response. Our analysis is ongoing as the OECD continues to release additional guidance, countries enact legislation, and the potential U.S. response. To the extent additional legislative changes take place in the countries in which we operate, it is possible that these changes may yield an adverse impact on our effective tax rate, financial results. and cash flows.

Changes in administration or shifts in legislative priorities may lead to alterations in the U.S. tax code or may potentially influence the global tax landscape and the Company's compliance requirements related to tariffs and sanctions.

ARCHER-DANIELS-MIDLAND COMPANY
PART I

The Company is subject to the EU Network and Information Security (NIS2) directive, which aims to enhance cybersecurity across the EU by establishing more stringent requirements for a broader range of sectors and entities. Although NIS2 has not yet been fully implemented, the Company is proactively working with relevant authorities and stakeholders in various countries as they enact the directive. NIS2 mandates that organizations implement robust cybersecurity measures, including formal business continuity (BC) and disaster recovery (DR) plans, to ensure resilience against cyber threats. Non-compliance with these regulations could result in significant fines, legal penalties, and operational disruptions.

Any failure to comply with applicable laws and regulations or appropriately resolve these challenges could subject the Company to administrative, civil, and criminal remedies, including fines, penalties, disgorgement, injunctions, and recalls of its products, and damage to its reputation.

Regulations specifically affecting the agricultural sector and related industries; regulatory policies or matters that affect a variety of businesses; and taxation polices could adversely affect the Company's operating results.

Agricultural production and trade flows are subject to government policies, mandates, regulations, and trade agreements, including taxes and tax credits, tariffs, duties, subsidies, incentives, foreign exchange rates, and import and export restrictions, including policies related to genetically modified organisms, traceability standards, sustainable practices, product safety and labeling, renewable fuels, low carbon fuel mandates, and technology related to energy production and/or emissions reductions. These policies can influence the planting of certain crops; the location and size of crop production; whether unprocessed or processed commodity products are traded; the volume and types of imports and exports; the availability and competitiveness of feedstocks as raw materials; the viability and volume of production of certain of the Company's products; and industry profitability. For example, changes in government policies, tax credits, and/or regulation of ethanol and biodiesel, including, but not limited to, the Clean Fuels Production Tax Credit and the Renewable Fuel Standard under the Energy Independence and Security Act of 2007 in the United States, including the treatment of small refinery exemptions, can have an impact on the Company's operating results. International trade regulations can adversely affect agricultural commodity trade flows by limiting or disrupting trade between countries or regions. Regulations of financial markets and instruments, including the Dodd-Frank Act, Consumer Protection Act, and the European Market Infrastructure Regulation, create uncertainty and may lead to additional risks and costs, and could adversely affect the Company's futures commission merchant business and its agricultural commodity risk management practices. Future government policies may adversely affect the supply of, demand for, and prices of the Company's products; adversely affect the Company's ability to deploy adequate hedging programs; restrict the Company's ability to do business in its existing and target markets; and adversely affect the Company's revenues and operating results.

The Company's strategy involves expanding the volume and diversity of crops it merchandises and processes, expanding the global reach of its core model, expanding its value-added product portfolio, and expanding the sustainable agriculture programs and partnerships it participates in. Government policies including, but not limited to, antitrust and competition law, trade restrictions, food safety regulations, sustainability requirements, and traceability, can impact the Company's ability to execute this strategy successfully.

Technological Risks

The Company's inability to successfully complete its ongoing implementations of new enterprise resource planning (ERP) systems and upgrades of its information technology (IT) systems could have a material and adverse effect on the Company's business, financial condition, and operational results.

The Company is currently upgrading its IT platforms, including certain ERP systems, on a global scale, with these upgrades expected to occur in phases over the next several years. These upgrades include making changes to legacy systems or acquiring new systems with new functionality, and building new policies, procedures, training programs and monitoring tools. The Company is also engaged in implementations of new ERP systems which has required and will continue to require significant investments of human and financial resources. The Company's strategy for pursuing these upgrades and implementations will likely evolve over time and may increase the time or expense involved in completing these projects.

ARCHER-DANIELS-MIDLAND COMPANY
PART I

In implementing new ERPs, the Company may experience significant increases to inherent costs and risks associated with changing and acquiring these systems, policies, procedures and monitoring tools, including capital expenditures, additional operating expenses, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems policies, procedures, or monitoring tools into its current systems. Any significant disruption or deficiency in the design and implementation of any ERP may adversely affect the Company's ability to operate its business, or maintain effective disclosure controls and internal control over financial reporting. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, difficulties with implementing new technology systems, such as ERPs, delays in the Company's timeline for planned improvements, significant system failures or the Company's inability to successfully modify its IT systems, policies, procedures or monitoring tools to respond to changes in its business needs in the past have caused and in the future may cause disruptions in the Company's business operations, increase security risks, including the risk of cybersecurity breaches, and may have a material and adverse effect on the Company's business, financial condition and results of operations.

Information technology systems are subject to interruptions or failures which may affect the Company's ability to conduct its business.

The Company's operations rely on certain key IT systems, some of which are dependent on services provided by third parties, to provide critical data connectivity, information, and services for internal and external users. These interactions include, but are not limited to: ordering and managing materials from suppliers; risk management activities; converting raw materials to finished products; inventory management; shipping products to customers; processing transactions; summarizing and reporting financial results of operations; human resources benefits and payroll management; and complying with regulatory, legal or tax requirements. Additionally, legacy technologies are used to support significant business functions. The instability of aging legacy systems could diminish performance and elevate the risk of system failures, reduce compatibility with modern software, and impact growth initiatives.

The Company's IT systems, processes, and sites may suffer cybersecurity breaches, which could expose the Company to operational and various regulatory risks.

Increased IT security and social engineering threats and more sophisticated computer crime, including advanced persistent threats, pose a potential risk to the security of the Company's IT systems, networks, and services, as well as the confidentiality, availability, and integrity of the Company's third-party data. The Company is subject to a variety of laws and regulations in the United States and other jurisdictions regarding artificial intelligence (AI), privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Compliance with and interpretation of various data privacy regulations continue to evolve, and any violation could subject the Company to legal claims, regulatory penalties, and damage to its reputation.

If the Company's IT systems are breached, damaged, or cease to function properly due to any number of causes, such as catastrophic events, power outages, security breaches, or cyber-based attacks, and the Company's recovery efforts do not effectively mitigate the risks on a timely basis, the Company may suffer significant interruptions in its ability to manage its operations, loss of valuable data, actual or threatened legal actions, and damage to its reputation, which may adversely impact the Company's revenues, operating results, and financial condition.

Generative AI advancements are progressing at an unprecedented pace, which brings risks that could subject the Company to loss through various technical, legal, and opportunistic-related risks.

The Company continues to advance in the development and integration of AI systems across its operations. AI technologies introduce a range of potential risks and challenges as detailed below.

Ethical and Bias Risks
AI systems often rely on large datasets, which can inadvertently introduce bias if the data is not sufficiently diverse or representative leading to AI-driven decisions that may be unfair or discriminatory, potentially harming both individuals and our brand reputation.

ARCHER-DANIELS-MIDLAND COMPANY
PART I

Data Security and Privacy
AI systems rely heavily on vast amounts of data, which could include sensitive personal or proprietary information. If not managed and protected properly, AI systems could become targets for data breaches, exposing critical information to unauthorized access.

Regulatory and Legal Compliance
AI technology is evolving rapidly with governments and regulatory bodies around the world beginning to introduce new requirements, guidelines, and frameworks to ensure the responsible use of AI. There is a risk that emerging regulations may require costly and complex compliance adjustments to our AI systems. Furthermore, legal challenges related to intellectual property, liability for AI-driven decisions, and potential misuse of AI present significant risks.

Operational Risks and Reliability
AI systems may fail to perform as expected under certain conditions or become vulnerable to adversarial attacks that manipulate the AI's output. As AI becomes more integrated into our operations, the risks of system failure or malfunction increase, potentially disrupting our business processes.

Talent and Resource Challenges
The rapid pace of AI development requires specialized talent and resources to ensure the successful design, implementation, and maintenance of AI systems. The shortage of skilled AI professionals presents a risk to our ability to effectively develop and leverage AI technologies. Additionally, the complexity of AI systems demands continuous investment in research and development, which could strain resources and impact other areas of the business.

Item 1B. UNRESOLVED STAFF COMMENTS

The Company has no unresolved staff comments.

Item 1C. CYBERSECURITY

Risk Management and Strategy

The Company faces significant and persistent cybersecurity risks due to: the breadth of geographies, networks, and systems ADM must defend against cybersecurity attacks such as exploitation of vulnerabilities, ransomware, denial of service, supply chain attacks, or other similar threats; the attractiveness of the Company's systems and processes to threat actors (including state-sponsored organizations) seeking to inflict harm on ADM or its customers; the substantial level of harm that could occur to the Company and its customers in case of a material cybersecurity incident; and ADM's use of third-party products, services and components. During the year ended December 31, 2024, the Company has not identified risks from cybersecurity threats, including as a result of prior cybersecurity incidents, that have materially affected or are reasonably anticipated to materially affect the Company, including its business strategy, results of operations, or financial condition. Nevertheless, the Company recognizes cybersecurity threats are ongoing and evolving. For more information on the Company's cybersecurity risks, refer to Item 1A. Risk Factors. ADM is committed to supporting the governance and oversight of cybersecurity risks and to implementing mechanisms, controls, technologies, and processes designed to help the Company assess, identify, and manage these risks.

Cybersecurity risks are included in the risk universe that the Company's Enterprise Risk Management (ERM) function evaluates, with input from information security subject matter experts at the Company, to assess top risks to the enterprise. The ERM process provides input into our strategic planning process, such as development of action plans to address and mitigate identified risks. Integrating cybersecurity risk into the overall ERM process in this manner assists the Company in identifying, assessing, and managing material cybersecurity risks.

ARCHER-DANIELS-MIDLAND COMPANY
PART I

The Company has a dedicated cybersecurity team that collaborates with compliance, privacy, legal, and other teams across the global organization to assess the risk landscape. ADM's cybersecurity program is designed to be aligned with applicable industry standards and is assessed regularly by independent third-party auditors. The multifaceted nature of the Company's cybersecurity measures includes aspects of prevention, detection, and response capabilities, employee training programs, threat intelligence monitoring, and the implementation of an array of technologies. The Company has established processes to oversee and identify cybersecurity risks associated with the use of third-party service providers, which include the completion of due diligence before engaging with any third party, controls for response to mitigate any significant risks, and assessments and reviews during the course of the relationship. Additionally, the Company has ongoing partnerships with government and commercial cybersecurity experts to understand emerging cybersecurity threats.

The Company has seen an increase in cyberattack volume, frequency, and sophistication. ADM seeks to detect and investigate unauthorized attempts and attacks against its network, products, and services, and to prevent their occurrence and recurrence where practicable through changes or updates to the Company's internal processes and tools; however, ADM remains potentially vulnerable to known or unknown threats. The Company's cyber incident response plan includes an escalation process if a cybersecurity incident meets specific rating criteria to trigger swift and effective action designed to minimize potential disruptions and protect the integrity of our operations. The Company also conducts periodic cybersecurity scenarios with senior management to enhance preparedness.

Governance

The Board of Directors has oversight of cybersecurity risk as part of the ERM program. The Board of Directors is assisted by the Sustainability and Technology Committee, which regularly reviews the cybersecurity program with management and reports to the Board of Directors and the Audit Committee, which assists the Board in its oversight of the Company's ERM program. Cybersecurity reviews by the Sustainability and Technology Committee or the Board of Directors generally occur quarterly, or more frequently as determined to be necessary or advisable. In recent years, the Board added a director who had served as Chief Information Officer for a large public company with sensitive information to assist the Board and Sustainability and Technology Committee in overseeing cybersecurity risks.

The Company's cybersecurity program is led by the Chief Information Security Officer (CISO), who reports to the Senior Vice President and Chief Technology Officer (CTO). The CISO is informed about and monitors prevention, detection, mitigation, and remediation efforts through regular communication and reporting from professionals in the information security team, many of whom hold cybersecurity certifications in Information Systems Security or Information Security Management, and through the use of technological tools and software and results from third party audits. Additionally, the CISO directs the Global Information and Cyber Security Council (the "Council"), which includes a diverse range of relevant experts. The Council includes management from global technology, compliance, privacy, controlling, operations, security, automation, ERM, and internal audit. The Council promotes alignment and communication of new and ongoing cybersecurity prevention techniques and provides a forum for staying current on the latest cybersecurity threats. The CTO and CISO report information about such risks to the Board of Directors, the Sustainability and Technology Committee, or the Audit Committee during the regular cybersecurity reviews.

The CISO and CTO have extensive experience assessing and managing cybersecurity programs and cybersecurity risk. The CISO has served in that position since 2018 and, was previously the Vice President, Head of Enterprise Security, Americas at Worldpay and a Security Principal/Strategist for Hewlett Packard Enterprises for a combined cybersecurity experience of 20 years. The CTO joined ADM in 2016 and was previously Senior Vice President and Chief Information Officer at Dow Corning Corporation for approximately 6 years.

27

ARCHER-DANIELS-MIDLAND COMPANY
PART I

Item 2.   PROPERTIES

The Company's operations are such that most products are efficiently processed near the source of raw materials. Consequently, the Company has many plants strategically located in agricultural commodity producing areas. The annual volume of commodities processed will vary depending upon availability of raw materials and demand for finished products.

The Company owns approximately 150 warehouses and terminals primarily used as bulk storage facilities and has 68 innovation centers. Processing plants and procurement facilities owned or leased by unconsolidated affiliates are not included in the tables below.

To enhance the efficiency of transporting large quantities of raw materials and finished products between the Company's procurement facilities and processing plants and also the final delivery of products to its customers around the world, the Company owns approximately 1,900 barges, 9,500 rail cars, 360 trucks, 1,210 trailers, 140 boats, and 3 oceangoing vessels; and leases, under operating leases, approximately 700 barges, 22,450 rail cars, 250 trucks, 530 trailers, 31 boats, and 20 oceangoing vessels.

The daily capacities of the processing plants and storage capacities of the procurement facilities that the Company owns or leases, under operating leases, are as follows:

	Processing Facilities (in '000 metric tons)							
	Owned				**Leased**			
	Ag Services and Oilseeds	**Carbohydrate Solutions**	**Nutrition**	**Total**	**Ag Services and Oilseeds**	**Carbohydrate Solutions**	**Nutrition**	**Total**
North America	85	88	101	274	—	—	74	74
South America	32	—	3	35	1	—	3	4
Europe	50	6	13	69	—	1	—	1
Asia-Pacific	1	—	31	32	1	—	10	11
Total daily capacity	168	94	148	410	2	1	87	90

	Procurement Facilities (in '000 metric tons)							
	Owned				**Leased**			
	Ag Services and Oilseeds	**Carbohydrate Solutions**	**Nutrition**	**Total**	**Ag Services and Oilseeds**	**Carbohydrate Solutions**	**Nutrition**	**Total**
North America	12,922	589	62	13,573	766	68	—	834
South America	2,134	—	—	2,134	231	—	—	231
Europe	1,478	—	—	1,478	—	18	—	18
Asia-Pacific	75	—	—	75	81	—	4	85
Total storage capacity	16,609	589	62	17,260	1,078	86	4	1,168

Item 3.   LEGAL PROCEEDINGS

For information regarding certain legal proceedings involving the Company, see Part II. Item 8. Note 20. Legal Proceedings of this report, which is incorporated herein by reference.

ARCHER-DANIELS-MIDLAND COMPANY
PART I

Item 4. MINE SAFETY DISCLOSURES

None.

ARCHER-DANIELS-MIDLAND COMPANY
PART II

Item 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES**

Common Stock Market

The Company's common stock is listed and traded on the New York Stock Exchange under the trading symbol "ADM".

The number of registered stockholders of the Company's common stock at February 14, 2025, was 7,524.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program[2]	Number of Shares Remaining to be Purchased Under the Program[2]
October 1, 2024 to October 31, 2024	—	$ —	—	14,764,049
November 1, 2024 to November 30, 2024	1,110	52.333	—	14,764,049
December 1, 2024 to December 31, 2024	—	—	—	114,764,049
Total	1,110	$ 52.333	—	114,764,049

(1) Total shares purchased represent those shares purchased in the open market as part of the Company's publicly announced stock repurchase program described below, shares received as payment for the exercise price of stock option exercises, and shares received as payment for the withholding taxes on vested restricted stock awards. During the three-month period ended December 31, 2024, there were 1,110 shares received as payments for the withholding taxes on vested restricted stock awards.

(2) On November 5, 2014, the Company's Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to 100,000,000 shares of the Company's common stock during the period commencing January 1, 2015 and ending December 31, 2019. On August 7, 2019, the Company's Board of Directors approved the extension of the stock repurchase program through December 31, 2024 and the repurchase of up to an additional 100,000,000 shares under the extended program. On December 11, 2024, the Company's Board of Directors approved a second extension of the stock repurchase program through December 31, 2029 and the repurchase of up to an additional 100,000,000 shares under the extended program.

ARCHER-DANIELS-MIDLAND COMPANY
PART II

Performance Graph

The graph below compares the Company's common stock with those of the S&P 500 Index and the S&P Consumer Staples Index. The graph assumes an initial investment of $100 on December 31, 2019 and assumes all dividends have been reinvested through December 31, 2024. The stock performance shown in the graph is not indicative of nor intended to forecast the potential future performance of ADM's common stock.

COMPARISON OF 60 MONTH CUMULATIVE TOTAL RETURNS



Index Data: Copyright Standard and Poor's, Inc. Used with permission. All rights reserved.

Item 6.   RESERVED

ARCHER-DANIELS-MIDLAND COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Item 7. **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

This Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with the accompanying Consolidated Financial Statements, which can be found in Part II. Item 8. Financial Statements and Supplementary Data.

This MD&A generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 are not included in this Form 10-K and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II. Item 7 of the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2023, filed on November 18, 2024.

Company Overview

Archer-Daniels-Midland Company and its subsidiaries (the "Company" or "ADM") unlock the power of nature to enrich the quality of life. The Company is an essential global agricultural supply chain manager and processor, providing food security by connecting local needs with global capabilities. ADM is a premier human and animal nutrition provider, offering one of the industry's broadest portfolios of ingredients and solutions from nature. The Company is a trailblazer in health and well-being, with an industry-leading range of products for consumers looking for new ways to live healthier lives. ADM is a cutting-edge innovator, guiding the way to a future of new consumer and industrial solutions. ADM is a leader in sustainability, scaling across entire value chains to help decarbonize the multiple industries it serves. Around the globe, the Company's innovation and expertise are meeting critical needs while nourishing quality of life and supporting a healthier planet.

Reportable Segments

The Company's operations are organized, managed, and classified into three reportable segments: Ag Services and Oilseeds, Carbohydrate Solutions, and Nutrition. See Part II. Item 8. Financial Statements and Supplementary Data, Note 17. Segment and Geographic Information for further details on the nature of our business and our reportable operating segments.

Strategy

The Company's strategic transformation is focused on three strategic pillars: Productivity, Innovation, and Culture.

The Productivity pillar includes (1) partnering across various global teams including procurement, supply chain, operations, and commercial to optimize costs and improve both production volumes and demand fulfillment across the enterprise; (2) implementation of improved standardized business processes and aggressive management of selling, general, and administrative expenses and Corporate costs; (3) portfolio simplification to improve operational performance; and (4) increased use of technology, data analytics, and automation at production facilities, in offices, and with customers to improve efficiencies and customer service.

The Innovation pillar includes expansions and investments in (1) the modernization and digitization of our operations network; (2) sustainability-driven innovation, which encompasses the full range of products, solutions, capabilities, and commitments to serve both customer needs and farmer resilience; and (3) growth initiatives, including organic growth with additional capacity to meet growing market demand and strategic objectives.

The Culture pillar focuses on building capabilities and enabling collaboration, teamwork, and agility from process standardization and digitalization, and bringing new perspectives and expertise to the Company's decision-making.

ADM plans to support the three pillars with investments in technology, which include expanding digital capabilities and investing further in research and development.

ARCHER-DANIELS-MIDLAND COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Sustainability

Sustainability is a key driver in ADM's expanding portfolio of environmentally responsible, plant-derived products. Consumers today increasingly expect their food and drink to come from sustainable ingredients, produced by companies that share their values, and ADM is continually finding new ways to meet those needs through its portfolio actions.

Significant Portfolio Actions

The Company's significant portfolio actions and announcements during 2024 include the following acquisitions:
- Revela Foods, a Wisconsin-based developer and manufacturer of innovative dairy flavor ingredients and solutions;
- FDL, a UK-based leading developer and producer of premium flavor and functional ingredient systems;
- PT Trouw Nutrition Indonesia, a leading provider of functional and nutritional solutions for livestock farming in Indonesia; and
- Totally Natural Solutions Ltd., a UK-based hops flavoring producer.

See Part II. Item 8. Note 3. Acquisitions of "Notes to Consolidated Financial Statements" for further information.

Internal and Government Investigation

The Company has historically disclosed in the footnotes to its financial statements that intersegment sales have been recorded at amounts approximating market. In connection with the Company's previously disclosed internal investigation regarding certain accounting practices and procedures with respect to its Nutrition reporting segment, including as related to certain intersegment sales (the "Investigation") the Company identified certain intersegment sales that occurred between the Company's Nutrition reporting segment and the Company's Ag Services and Oilseeds and Carbohydrate Solutions reporting segments that were not recorded at amounts approximating market. The Company corrected those errors in its fiscal year 2023 Form 10-K, along with subsequently identified errors that the Company corrected in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the "FY2023 10-K/A"), and its Form 10-Qs for the first and second quarters of 2024, all of which were filed on November 18, 2024, to restate the segment information disclosure included in those filings.

As previously disclosed, the Company is under investigation by the United States Securities and Exchange Commission ("SEC") and the Department of Justice ("DOJ") relating to, among other things, intersegment sales between the Company's Nutrition reporting segment and the Company's Ag Services and Oilseeds and Carbohydrate Solutions reporting segments. The Company is continuing to cooperate with the SEC and DOJ investigations and is unable to predict the outcome of these investigations.

Material Weakness

In connection with the Investigation, the Company identified a material weakness in the Company's internal control over financial reporting related to its accounting practices and procedures for segment disclosures. For more information, see "Controls and Procedures" in Part II, Item 9A herein.

Operating Performance Indicators

The Company is exposed to certain risks inherent to an agricultural-based commodity business. These risks are further described in Part I. Item 1A. Risk Factors in this Annual Report on Form 10-K.

The Company's Ag Services and Oilseeds and Carbohydrate Solutions segments are principally agricultural commodity-based businesses where changes in selling prices move in relationship to changes in prices of the commodity-based agricultural raw materials. As a result, changes in agricultural commodity prices have relatively equal impacts on both revenues and cost of products sold. Therefore, margins per volume or metric ton generally are meaningful as a performance indicator in these businesses.

The Company's Nutrition segment also utilizes agricultural commodities (or products derived from agricultural commodities) as raw materials. However, in these operations, agricultural commodity market price changes do not necessarily correlate to changes in cost of products sold. As a result, changes in revenues of these businesses may correspond to changes in margins. Therefore margin rates generally are meaningful as a performance indicator in these businesses.

ARCHER-DANIELS-MIDLAND COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company has consolidated subsidiaries in approximately 80 countries. For the majority of the Company's subsidiaries located outside the United States, the local currency is the functional currency except for certain significant subsidiaries in Switzerland where Euro is the functional currency, and Brazil and Argentina where U.S. dollar is the functional currency. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the weighted average exchange rates for the applicable periods. For the majority of the Company's business activities in Brazil and Argentina, the functional currency is the U.S. dollar; however, certain transactions, including taxes, occur in local currency and require remeasurement to the functional currency. Changes in revenues are expected to be correlated to changes in expenses reported by the Company caused by fluctuations in the exchange rates of foreign currencies, primarily the Euro, British pound, Canadian dollar, and Brazilian real, as compared to the U.S. dollar.

The Company measures its performance using key financial metrics including net earnings, adjusted diluted earnings per share (EPS), margins, segment operating profit, total segment operating profit, earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted EBITDA, return on invested capital, adjusted economic value added, and operating cash flows before working capital. Some of these metrics are not defined by generally accepted accounting principles in the United States (GAAP) and should be considered in addition to, and not in lieu of, GAAP financial measures. For more information, see the "Non-GAAP Financial Measures" section below.

The Company's financial results can vary significantly due to changes in factors such as fluctuations in energy prices, weather conditions, crop plantings, government programs and policies, trade policies, changes in global demand, general global economic conditions, changes in standards of living, global production of similar and competitive crops, and geopolitical developments. Due to the unpredictable nature of these and other factors, the Company undertakes no responsibility for updating any forward-looking information contained within this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Market Factors Influencing Operations or Results in the Twelve Months Ended December 31, 2024

The Company is subject to a variety of market factors which affect the Company's operating results, including those discussed below related to 2024.

In the Ag Services and Oilseeds segment, following two years of very favorable market conditions, several headwinds in the agriculture cycle, including fewer market dislocations and high cost inflation, led to more normalized results throughout the entire value chain. Ag Services benefited from improved river conditions and an excellent crop in North America, which improved export volumes, while South America Origination margins were negatively impacted by take or pay contracts with railroads. Global Trade market conditions were driven by solid trading and continued structured trade finance opportunities. Crushing saw depressed vegetable oil demand and lower prices primarily driven by increased market supply, imports of used cooking oil, uncertainty with the Producer Tax Credit policy change, and the delay of the European Union's Deforestation Regulation requirements. In Refined Products and Other, North America margins were pressured by an increase in the supply of low carbon intensity feedstock and limited forward sales opportunities caused by the uncertainty around Producers Tax Credit policy transition.

In the Carbohydrate Solutions segment, demand for starches and sweeteners remained solid with margins remaining steady across the entire portfolio. Strong export demand for ethanol helped offset higher industry production to minimize the imbalance between supply and demand.

In the Nutrition segment, demand was mixed in a few food and beverage product categories driven by shifts in consumer discretionary spend and preferences. Human Nutrition was impacted by inflation, which drove lower demand and decreased volumes for alternative proteins in some regions. Demand started to recover in the food, beverage, and dietary supplement categories. In Animal Nutrition, a soft amino acids market driven by price weakness in North America was partially offset by an improved market in EMEA. The global feed market saw some modest improvement with continued price weakness of main feed ration commodities, while key livestock prices remained steady. The feed additives market was impacted by volatility on vitamins due to supply disruptions, however overall it modestly improved, following the improvement in the feed sector.

ARCHER-DANIELS-MIDLAND COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Processed volumes by product for the years ended December 31, 2024 and 2023 are as follows (in metric tons):

(In thousands)	2024	2023	Change
Oilseeds	**35,719**	34,899	820
Corn	**18,541**	18,067	474
Total	**54,260**	52,966	1,294

The Company generally operates its production facilities, on an overall basis, at or near capacity, adjusting facilities individually, as needed, to react to the current margin environment and seasonal local supply and demand conditions. The overall increase in oilseeds processed volumes was primarily related to improved crush capacity in North America, driven by the Company's new facility in Spiritwood, North Dakota, and in EMEA in 2024 compared to lower crush rates in the previous year due to inclement weather, unplanned downtime, and reduced capacity due to the Russian-Ukraine war. The overall increase in corn processed volumes was related to increased plant reliability in 2024 compared to lower volumes in the previous year driven by unplanned downtime at the Decatur, Illinois plant.

Federal Blenders' and Producers' Credits

Biodiesel tax incentives have been provided through various U.S. statutes. The Blenders' Tax Credit (BTC) is the primary regulation, applicable to qualifying biodiesel. The BTC has lapsed and been reinstated numerous times over the last decade. The Inflation Reduction Act of 2022 extended the BTC through December 31, 2024 and established a new Clean Fuel Production Credit (CFPC) effective January 1, 2025. For the year ended December 31, 2024, the Company recorded a benefit of $316 million related to the BTC. The Company estimates a significant decrease in the CFPC available in the year ending December 31, 2025 compared with the BTC claimed during the year ended December 31, 2024.

Analysis of Results of Operations

Earnings before income taxes decreased 47% or $2.0 billion, to $2.3 billion, primarily driven by lower pricing and execution margins, as well as a $461 million impairment charge related to the Company's investment in Wilmar, partially offset by increased sales volumes.

Total segment operating profit (a non-GAAP measure) in 2024 decreased 28% or $1.7 billion, to $4.2 billion, driven by lower results in the Ag Services and Oilseeds segment and the Nutrition segment. Total segment operating profit (a non-GAAP measure) in 2024 excluded asset impairment, restructuring and net settlement contingencies of $490 million, and a gain on the sale of certain assets of $10 million. Total segment operating profit (a non-GAAP measure) in 2023 excluded asset impairment, restructuring, and net settlement contingencies of $361 million, and a gain on the sale of certain assets of $17 million.

Total segment operating profit (a non-GAAP measure) is reconciled to earnings before income taxes, the most directly comparable GAAP measure, in the "Non-GAAP Financial Measures" section below.

ARCHER-DANIELS-MIDLAND COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenues for the years ended December 31, 2024 and 2023, were as follows (in millions):

	2024	2023	Change
Ag Services and Oilseeds			
Ag Services	$ **44,083**	$ 47,420	$ (3,337)
Crushing	**11,836**	14,020	(2,184)
Refined Products and Other	**10,597**	11,986	(1,389)
Total Ag Services and Oilseeds	**66,516**	73,426	(6,910)
Carbohydrate Solutions			
Starches and Sweeteners	**8,587**	9,885	(1,298)
Vantage Corn Processors	**2,647**	2,989	(342)
Total Carbohydrate Solutions	**11,234**	12,874	(1,640)
Nutrition			
Human Nutrition	**3,944**	3,634	310
Animal Nutrition	**3,405**	3,577	(172)
Total Nutrition	**7,349**	7,211	138
Total Segment Revenues	**85,099**	93,511	(8,412)
Other Business	**431**	424	7
Total Revenues	$ **85,530**	$ 93,935	$ (8,405)

Revenues and cost of products sold in agricultural merchandising and processing businesses are significantly correlated to the underlying commodity prices and volumes. In periods of significant changes in market prices, the underlying performance of the Company is better evaluated by looking at margins since both revenues and cost of products sold, particularly in the Ag Services and Oilseeds segment, generally have a relatively equal impact from market price changes which generally result in an insignificant impact to gross profit.

Revenues decreased $8.4 billion to $85.5 billion driven by lower sales prices ($16.0 billion), partially offset by higher sales volumes ($7.6 billion). Lower sales prices of soybeans, corn, meal, oils, wheat and alcohol, were partially offset by higher sales volumes of soybeans, corn, oils, wheat, alcohol, and flavors. Ag Services and Oilseeds revenues decreased 9% to $66.5 billion driven by lower sales prices ($13.5 billion), partially offset by higher sales volumes ($6.6 billion). Carbohydrate Solutions revenues decreased 13% to $11.2 billion driven by lower sales prices ($2.3 billion), partially offset by higher sales volumes ($612 million). Nutrition revenues increased 2% to $7.3 billion driven by higher sales volumes ($386 million), partially offset by lower sales prices ($248 million).

Cost of products sold decreased $6.7 billion to $79.8 billion driven primarily by lower average commodity costs. Manufacturing expenses increased $288 million primarily driven by increased salaries and benefits driven by salary increases, higher depreciation expenses, increased legal, professional, and other fees, increased maintenance expenses due to work performed at Ag Services and Oilseeds facilities in Decatur, Illinois and the Company's new facility in Spiritwood, North Dakota, among others, partially offset by decreases in energy costs, particularly driven by lower energy pricing in North America and EMEA.

Foreign currency translation impacts decreased revenues by $335 million and cost of goods sold by $290 million, decreasing gross profit by $45 million.

ARCHER-DANIELS-MIDLAND COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross profit decreased $1.7 billion or 23%, to $5.8 billion driven by lower margins in Ag Services, which decreased by $300 million to $1.2 billion, Crushing, which decreased $518 million to $991 million, Refined Products and Other, which decreased $709 million to $554 million, Starches and Sweeteners, which decreased by $112 million to $1.4 billion, and Human Nutrition, which decreased by $77 million to $941 million, partially offset by higher margins in Animal Nutrition, which increased $62 million to $509 million.

Selling, general, and administrative expenses increased 7% to $3.7 billion driven by higher legal and financing fees, higher salary and benefit costs, and increased amortization of intangibles, driven by the Company's investment in computer software and intangibles acquired in business combinations, partially offset by decreased incentive compensation reflecting lower Company performance and reduced provisions for bad debt.

Asset impairment, exit, and restructuring costs increased $203 million to $545 million. Charges in 2024 included a $461 million impairment related to the Company's Wilmar equity investment, $43 million of impairments related to customer lists and discontinued trademarks in the Animal Nutrition subsegment, $4 million of reportable segment specific restructuring charges and $23 million of restructuring in Corporate. Charges in 2023 consisted of $137 million of impairments related to goodwill in the Animal Nutrition reporting unit, $108 million of impairments related to property, plant, and equipment and an equity method investment, $64 million of impairments related to customer list and discontinued Animal Nutrition trademarks, $27 million of reportable segment specific restructuring charges, and $6 million of restructuring in Corporate.

Equity in earnings of unconsolidated affiliates increased $70 million to $621 million due primarily to higher earnings from the Company's investments in Almidones Mexicanos S.A., Wilmar, Skyland Grain, LLC, and Hungrana Ltd., partially offset by lower earnings from the Company's investment in Olenex Sarl and SoyVen. As of December 31, 2024, the Company had sold its interest in Skyland Grain, LLC.

Interest and investment income increased $63 million to $562 million driven by lower investment valuation losses in 2024 of $16 million, a decrease of $60 million when compared to the prior year, and higher interest income within Ag Services and Oilseeds ($30 million, compared to the prior year of $0), driven by bond investments within South America, partially offset by lower net interest income (decrease of $36 million) for ADM Investor Services due to lower customer balances.

Interest expense increased $59 million to $706 million driven by increased use of the Company's commercial paper borrowing programs.

Other income - net of $251 million increased $75 million. Current year income included third party insurance recoveries of $133 million, foreign exchange gains of $46 million, and net gains on disposals of individually insignificant assets in the ordinary course of business of $16 million. Prior year income included net gains on disposals of individually insignificant assets in the ordinary course of business of $38 million, the non-service components of net pension benefit income of $18 million, net foreign exchange gains of $85 million, and net other income.

Income taxes of $476 million decreased $352 million. The Company's effective tax rate for 2024 was 21.1% compared to 19.3% for 2023. The increase in the effective rate was driven primarily by the impairment of the Company's investment in Wilmar and changes in the Company's geographic mix of earnings.

ARCHER-DANIELS-MIDLAND COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Segment Operating Profit

Segment operating profit for the years ended December 31, 2024 and 2023 was as follows (in millions):

		2024		2023		Change
Segment Operating Profit						
Ag Services and Oilseeds						
Ag Services	$	715	$	1,168	$	(453)
Crushing		844		1,290		(446)
Refined Products and Other		552		1,306		(754)
Wilmar		336		303		33
Total Ag Services and Oilseeds	$	2,447	$	4,067	$	(1,620)
Carbohydrate Solutions						
Starches and Sweeteners	$	1,343	$	1,329	$	14
Vantage Corn Processors		33		46		(13)
Total Carbohydrate Solutions	$	1,376	$	1,375	$	1
Nutrition						
Human Nutrition	$	327	$	417	$	(90)
Animal Nutrition		59		10		49
Total Nutrition	$	386	$	427	$	(41)

In the Ag Services and Oilseeds segment, segment operating profit decreased 40%. The Ag Services subsegment operating profit was lower than 2023. South America Origination margins decreased driven by lower origination volumes and margin compression due to slow farmer selling and higher industry rail freight take or pay agreements. North America grain exports were not competitive with South America, leading to weak exports and costs from a carry market contributed to slow farmer selling, limiting trade opportunities in the first half of the year. Execution in destination marketing as well as effective risk management continued to deliver strong Global Trade results in 2024, though lower than 2023. The Crushing subsegment operating profit was lower than 2023, particularly in North America. Increased industry capacity pressured Crushing margins and an increased supply of competing low carbon intensity feedstocks, and the European Union's Deforestation Regulation delay negatively affected margins. For 2024, there were approximately $20 million of net positive mark-to-market timing effects, compared to approximately $185 million of net positive impacts in 2023. The Crushing subsegment current year operating results also included $76 million of insurance proceeds for the partial settlement of the Decatur East and West insurance claims related to incidents in 2023. The Refined Products and Other (RPO) subsegment operating profit was lower than 2023 as increased pre-treatment capacity at renewable diesel facilities, higher imports of used cooking oil, aggressive competition among food suppliers to serve customer demand, and biofuel policy uncertainty negatively impacted margins. There were net negative timing impact of approximately $430 million year-over-year.

In the Carbohydrate Solutions segment, segment operating profit was flat compared to the prior year. The Starches and Sweeteners subsegment operating profit was higher year-over-year driven by improved cost position on higher utilization rates, higher joint-venture earnings, and $84 million of insurance proceeds for the partial settlement of the Decatur East and Decatur West insurance claims related to an incident that occurred in 2023. Strong margins and volumes in North America were offset by weaker domestic ethanol margins, co-product values, and margins in EMEA. The Vantage Corn Processors subsegment results decreased year-over-year driven by lower margins, due to higher industry production and inventory levels, partially offset by higher volumes driven by increased exports.

ARCHER-DANIELS-MIDLAND COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In the Nutrition segment, segment operating profit decreased 9%. Human Nutrition results were lower than the prior year. Specialty Ingredients was impacted by unplanned downtime at Decatur East, higher costs of goods sold associated with the termination of an unfavorable supply agreement, and a normalizing texturants market negatively impacted margins, partially offset by $71 million of insurance proceeds for the partial settlement of the 2023 Decatur East incident insurance claims and changes in inventory adjustments compared to the prior year. In Health and Wellness, lower profits were driven by inventory reserve adjustments due primarily to changes in customer demand fulfillment, non-recurring benefits in the prior year, and softer margins within Vitamins, offset by stronger growth in biotics and botanicals. The prior year was impacted by a revaluation loss of $19 million related to an investment in precision fermentation. Flavors results were higher than the prior year driven by current year acquisitions, and a prior year $45 million negative impact primarily related to the deconsolidation and write-down of a joint venture. Animal Nutrition results were higher compared to the prior year, as amino acids market recovery, cost optimization efforts and lower input costs bolstered margins.

Other Business and Corporate Results

Other Business contribution of operating profit decreased 34% from $375 million to $247 million. Lower net interest income from reduced trading activity levels drove decreased earnings in ADM Investor Services. Captive insurance results decreased, driven by higher claim settlements, which included partial settlements of $231 million for the Decatur East and West insurance claims, of which $133 million was from reinsurers during the fourth quarter.

Corporate results were as follows (in millions):

	2024	2023	Change
Interest expense - net [1]	$ (482)	$ (431)	$ (51)
Unallocated corporate costs [2]	(1,205)	(1,144)	(61)
Expenses related to acquisitions	(7)	(7)	—
Gain on debt conversion option	—	6	(6)
Restructuring charges [3]	(23)	(6)	(17)
Other expense - net [4]	(4)	(24)	20
Total Corporate	$ (1,721)	$ (1,606)	$ (115)

[1] Interest expense-net increased $51 million driven by increased borrowings and higher interest rates on the Company's commercial paper borrowing programs and increased interest expense relating to uncertain tax positions.

[2] Unallocated corporate costs increased $61 million driven by increases in legal and professional fees and securitization fees, offset by decreased incentive compensation driven by lower Company performance.

[3] Restructuring charges increased $17 million driven by $10 million relating to foreign restructuring charges.

[4] Other expense in the current year included railroad maintenance expenses of $64 million and net valuation losses of approximately $16 million in the Company's ADM Ventures portfolio. Other income in the current year also included foreign exchange gains of $78 million and the non-service components of net pension benefit income of $18 million. Other expense in the prior year included the non-service components of net pension benefit income of $18 million and foreign exchange gains, partially offset by railroad maintenance expenses of $67 million and investment revaluation losses of $57 million.

Non-GAAP Financial Measures

The Company uses certain "Non-GAAP" financial measures as defined by the SEC. These are measures of performance not defined by accounting principles generally accepted in the United States, and should be considered in addition to, not in lieu of, GAAP reported measures. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in this section.

The Company uses adjusted net earnings, adjusted diluted EPS, EBITDA, adjusted EBITDA, and total segment operating profit, non-GAAP financial measures as defined by the SEC, to evaluate the Company's financial performance.

ARCHER-DANIELS-MIDLAND COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Adjusted net earnings is defined as net earnings adjusted for the effects on net earnings of specified items as more fully described in the reconciliation tables. Adjusted diluted EPS is defined as diluted EPS adjusted for the effects on reported diluted EPS of specified items as more fully described in the reconciliation tables.

EBITDA is defined as earnings before interest on borrowings, taxes, and depreciation and amortization. Adjusted EBITDA is defined as earnings before interest on borrowings, taxes, depreciation, and amortization, adjusted to exclude the impact of specified items as more fully described in the reconciliation tables.

Total segment operating profit is defined as ADM's consolidated earnings before income taxes, adjusted for Other Business, Corporate, and specified items as more fully described in the reconciliation tables.

Management believes that adjusted net earnings, adjusted diluted EPS, EBITDA, adjusted EBITDA, and total segment operating profit are useful measures of the Company's performance because they provide investors additional information about the Company's operations allowing better evaluation of underlying business performance and better period-to-period comparability.

Adjusted net earnings, adjusted diluted EPS, EBITDA, adjusted EBITDA, and total segment operating profit are not intended to replace or be an alternative to net earnings, diluted EPS, and earnings before income taxes, the most directly comparable amounts reported under GAAP.

The table below provides a reconciliation of net earnings (the most directly comparable GAAP measure) to adjusted net earnings (a non-GAAP measure) and diluted EPS to adjusted diluted EPS (a non-GAAP measure) for the years ended December 31, 2024 and 2023.

	2024		2023	
	In millions	Per share	In millions	Per share
Average number of shares outstanding - diluted	493		542	
Net earnings and reported EPS (fully diluted)	$ 1,800	$ 3.65	$ 3,483	$ 6.43
Adjustments:				
Gains on sale of assets (net of tax of $3 million in 2024 and $5 million in 2023) [1]	(8)	(0.02)	(12)	(0.03)
Asset impairment, restructuring, and net settlement contingencies (net of tax of $1 million in 2024 and $57 million in 2023) [1]	512	1.04	310	0.57
Expenses related to acquisitions (net of tax of $2 million in 2024 and $1 million in 2023) [1]	5	0.01	6	0.01
Gain on debt conversion option (net of tax of $0) [1]	—	—	(6)	(0.01)
Certain discrete tax adjustments [2]	30	0.06	4	0.01
Adjusted net earnings and adjusted diluted EPS	$ 2,339	$ 4.74	$ 3,785	$ 6.98

[1] Tax effected using the U.S. and applicable tax rates.
[2] Includes impact of changes in tax law, valuation allowances, and the Company's indefinite reinvestment of foreign earnings. Management believes these adjustments are helpful to understand distortion in GAAP effective tax rates created by non-recurring items.

ARCHER-DANIELS-MIDLAND COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The table below provides a reconciliation of net earnings (the most directly comparable GAAP measure) to EBITDA (a non-GAAP measure) and adjusted EBITDA (a non-GAAP measure) for the years ended December 31, 2024 and 2023 (in millions).

	2024	**2023**	**Change**
Net earnings	$ **1,800**	$ 3,483	$ (1,683)
Net earnings (losses) attributable to non-controlling interests	**(21)**	(17)	(4)
Income tax expense	**476**	828	(352)
Earnings Before Income Taxes	**2,255**	4,294	(2,039)
Interest expense	**506**	430	76
Depreciation and amortization	**1,141**	1,059	82
EBITDA	**3,902**	5,783	(1,881)
Gains on sale of assets	**(11)**	(17)	6
Asset impairment, restructuring, and contingency provisions	**513**	367	146
Railroad maintenance expense	**64**	67	(3)
Expenses related to acquisitions	**7**	7	—
Adjusted EBITDA	$ **4,476**	$ 6,207	$ (1,731)

The table below provides a reconciliation of earnings before income taxes (the most directly comparable GAAP measure) to total segment operating profit (a non-GAAP measure) for the years ended December 31, 2024 and 2023 (in millions).

	2024	**2023**	**Change**
Earnings Before Income Taxes	$ **2,255**	$ 4,294	$ (2,039)
Other Business (earnings) loss	**(247)**	(375)	128
Corporate	**1,721**	1,606	115
Specified Items:			
Gains on sale of assets	**(10)**	(17)	7
Impairment, restructuring, and net settlement contingencies	**490**	361	129
Total Segment Operating Profit	$ **4,209**	$ 5,869	$ (1,660)

Liquidity and Capital Resources

The Company's objective is to have sufficient liquidity, balance sheet strength, and financial flexibility to fund the operating and capital requirements of a capital intensive agricultural commodity-based business. The Company depends on access to credit markets, which can be impacted by its credit rating and factors outside of the Company's control, to fund its working capital needs and capital expenditures.

The primary source of funds to finance the Company's operations, capital expenditures, and advancement of its growth strategy is cash generated by operations and lines of credit, including a commercial paper borrowing facility and accounts receivable securitization programs. In addition, the Company believes it has access to funds from public and private equity and debt capital markets in both U.S. and international markets.

At December 31, 2024, the Company's capital resources included shareholders' equity of $22.2 billion and lines of credit, including the accounts receivable securitization programs described below, totaling $13.0 billion, of which $9.1 billion was unused. Of the Company's total lines of credit, $5.1 billion supported the commercial paper borrowing programs, against which there was $1.7 billion of commercial paper outstanding at December 31, 2024.

ARCHER-DANIELS-MIDLAND COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of December 31, 2024, the Company had $611 million of cash and cash equivalents, $354 million of which is cash held by foreign subsidiaries whose undistributed earnings are considered indefinitely reinvested. Based on the Company's historical ability to generate sufficient cash flows from its U.S. operations and unused and available U.S. credit capacity of $4.5 billion, the Company has asserted these funds are indefinitely reinvested outside the U.S.

As of December 31, 2024, the Company has total available liquidity of $9.7 billion comprised of cash and cash equivalents and unused lines of credit. The Company believes that cash flows from operations, cash and cash equivalents on hand, and unused lines of credit will be sufficient to meet its ongoing liquidity requirements for at least the next twelve months.

Operating Cash Flows

Net cash provided by operating activities was $2.8 billion, $4.5 billion, and $3.5 billion for the years ended December 31, 2024, 2023, and 2022, respectively.

The decrease in cash provided by operating activities in 2024 compared to 2023 was primarily driven by lower earnings in the current year and changes in net working capital. Changes in net working capital were driven by changes in segregated investments, changes in inventory, changes in trade payables and changes in payables to brokerage customers. Segregated investments increased $693 million in the current year compared to an increase of $194 million in the prior year, driven by higher interest rates. Inventories decreased $162 million in the current year reflecting lower commodity pricing, offset by increased volumes of on-hand inventories compared to a decrease of $2.9 billion in the prior-year, reflecting lower commodity pricing. Trade payables decreased $719 million in the current year compared to a decrease of $1.5 billion in the prior year, reflecting lower commodity pricing. Brokerage payables decreased $78 million in the current year compared to a decrease of $2.1 billion in the prior year which was driven by decreased trading activity in the Company's futures commission and brokerage business.

Investing Cash Flows

Net cash used in investing activities was $2.7 billion, $1.5 billion, and $1.4 billion for the years ended December 31, 2024, 2023, and 2022, respectively.

Net cash used in investing activities for the year ended December 31, 2024 included additions to property, plant and equipment of $1.6 billion, business acquisitions, net of cash acquired of $927 million, and purchases of short-term investments, primarily driven by purchases within South America, of $308 million.

Net cash used in investing activities for the year ended December 31, 2023 included additions to property, plant and equipment of $1.5 billion.

Financing Cash Flows

Net cash used in financing activities was $1.5 billion, $4.6 billion, and $2.5 billion for the years ended December 31, 2024, 2023, and 2022, respectively.

Net cash used in financing activities for the year ended December 31, 2024 included net borrowings on short-term credit agreements of $1.8 billion.

Net cash used in financing activities for the year ended December 31, 2023, was driven by net borrowings of short-term credit agreements of $390 million, corporate bond repayments of $963 million, which consisted of the €600 million aggregate principal amount of 1.750% Notes due 2023 and $300 million aggregate principal amount of zero coupon exchangeable bonds due 2023, partially offset by proceeds from debt of $501 million.

Cash paid for share repurchases for the years ended December 31, 2024, 2023, and 2022 were $2.3 billion, $2.7 billion, and $1.5 billion, respectively.

Dividends paid for the years ended December 31, 2024, 2023, and 2022 were $985 million, $977 million, and $899 million, respectively.

ARCHER-DANIELS-MIDLAND COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Ratios

At December 31, 2024 and 2023, the Company had a current ratio, defined as current assets divided by current liabilities, of 1.4 to 1 and 1.6 to 1, respectively. Included in working capital was $7.0 billion of readily marketable commodity inventories at each of December 31, 2024 and 2023.

The Company's ratio of long-term debt to total capital (the sum of long-term debt of $7.6 billion and shareholders' equity of $22.2 billion in 2024 and the sum of long-term debt of $8.3 billion and shareholders' equity of $24.1 billion in 2023) was 25% at each of December 31, 2024 and 2023.

The Company's ratio of net debt (the sum of short-term debt of $1.9 billion, current maturities of long-term debt of $674 million, and long-term debt of $7.6 billion less the sum of cash and cash equivalents of $611 million and short-term marketable securities of $246 million in 2024, and the sum of short-term debt of $105 million, current maturities of long-term debt of $1 million, and long-term debt of $8.3 billion less the sum of cash and cash equivalents of $1.4 billion and short-term marketable securities of none in 2023) to capital (the sum of net debt of $9.3 billion and shareholders' equity of $22.2 billion in 2024 and the sum of net debt of $7.0 billion and shareholders' equity of $24.1 billion in 2023) was 30% and 22% at December 31, 2024 and 2023, respectively.

Credit Ratings

As of December 31, 2024, the three major credit rating agencies maintained the Company's credit ratings at investment grade levels with a negative outlook.

Stock Repurchase Program

On March 12, 2024, the Company entered into an accelerated share repurchase ("ASR") transaction agreement with Merrill Lynch International, an affiliate of BofA Securities, Inc., to repurchase $1.0 billion of ADM common stock as part of ADM's existing share repurchase program to repurchase up to 200 million shares through December 31, 2024.

On March 28, 2024, the Company received an interim delivery of 8,880,986 shares at an average share price of $60.596, or $538 million in aggregate. On April 15, 2024, the Company received a final delivery of 7,325,733 shares at an average share price of $63.045, or $462 million in aggregate, as final settlement of the ASR transaction.

On December 11, 2024, the Company's Board of Directors approved a second extension of the stock repurchase program through December 31, 2029 and the repurchase of up to an additional 100,000,000 shares under the extended program. As of December 31, 2024, the Company had 115 million shares remaining that may be repurchased under its stock repurchase program until December 31, 2029.

Accounts Receivable Securitization Program

The Company has accounts receivable securitization programs (the "Programs") with certain commercial paper conduit purchasers and committed purchasers. The Programs provide the Company with up to $2.8 billion in funding against accounts receivable transferred into the Programs and expand the Company's access to liquidity through efficient use of its balance sheet assets (see Part II. Item 8. Note 19 Sale of Accounts Receivable for more information and disclosures on the Programs). As of December 31, 2024, the Company utilized $2.0 billion of its facility under the Programs.

Contractual Obligations and Commercial Commitments

In 2025, the Company expects capital expenditures of $1.5 billion and additional cash outlays of approximately $1.0 billion in dividends and up to $155 million in share repurchases, subject to other strategic uses of capital and the evolution of operating cash flows and the working capital position throughout the year.

The Company's purchase obligations as of December 31, 2024 and 2023 were $12.4 billion and $14.0 billion, respectively. The decrease is primarily related to a decrease in obligations to energy commitments.

ARCHER-DANIELS-MIDLAND COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of December 31, 2024, the Company expects to make payments related to purchase obligations of $11.8 billion within the next twelve months. The Company's other material cash requirements within the next 12 months include current maturities of long-term debt of $674 million, interest payments of $325 million, operating lease payments of $377 million, transition tax liability of $61 million, and pension, other postretirement, and defined contribution plan contributions of $114 million.

The Company expects to make payments related to purchase obligations and other material cash requirements beyond the next twelve months of $15.9 billion.

The Company's credit facilities and certain debentures require the Company to comply with specified financial and non-financial covenants including maintenance of minimum tangible net worth as well as limitations related to incurring liens, secured debt, and certain other financing arrangements. The Company was in compliance with these covenants as of December 31, 2024.

Critical Accounting Estimates

The process of preparing financial statements requires management to make estimates and judgments that affect the carrying values of the Company's assets and liabilities as well as the recognition of revenues and expenses. These estimates and judgments are based on the Company's historical experience and management's knowledge and understanding of current facts and circumstances. Certain of the Company's accounting estimates are considered critical, as these estimates are important to the depiction of the Company's financial statements and require significant or complex judgment by management. Critical accounting estimates are those estimates made in accordance with GAAP which involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on ADM's financial condition and results of operations. Management has discussed with the Company's Audit Committee the development, selection, disclosure, and application of these critical accounting estimates. Following are the accounting estimates management considers critical to the Company's financial statements.

Fair Value Measurements - Inventories and Commodity Derivatives

Description: Certain of the Company's inventory, inventory-related payables, and commodity derivative assets and liabilities as of December 31, 2024 are valued at estimated fair values, including $7.0 billion of merchandisable agricultural commodity inventories, $0.8 billion of commodity derivative assets, $0.8 billion of commodity derivative liabilities, and $0.7 billion of inventory-related payables. Commodity derivative assets and liabilities include forward purchase and sales contracts for agricultural commodities. Merchandisable agricultural commodities are freely traded, have quoted market prices, and may be sold without significant additional processing.

Judgments and Uncertainties: Management estimates fair value for its commodity-related assets and liabilities based on exchange-quoted prices, adjusted for differences in local markets. The Company's inventory, inventory-related payables, and commodity derivative fair value measurements are mainly based on observable market quotations without significant adjustments and are therefore reported as Level 2 within the fair value hierarchy. Level 3 fair value measurements of approximately $3.5 billion of assets and $0.5 billion of liabilities represent fair value estimates where unobservable price components represent 10% or more of the total fair value price. For more information concerning amounts reported as Level 3, see Part II. Item 8. Note 4 Fair Value Measurements.

Sensitivity of Estimate to Change: Changes in the market values of these inventories and commodity contracts are recognized in the statement of earnings as a component of cost of products sold. If management used different methods or factors to estimate market value, amounts reported could differ materially. Additionally, if market conditions change subsequent to year-end, amounts reported in future periods could differ materially.

Income Taxes

Description: The Company accounts for income taxes in accordance with the applicable accounting standards which prescribe a minimum threshold a tax position is required to meet before being recognized in the Consolidated Financial Statements. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

ARCHER-DANIELS-MIDLAND COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Judgments and Uncertainties: ADM calculates its provision for income taxes based on the statutory tax rates and tax attributes available to the Company in the various jurisdictions in which it operates. The Company uses judgment in evaluating the Company's tax positions and determining its annual tax provision.

Sensitivity of Estimate to Change: While ADM considers all of its tax positions fully supportable, the Company faces challenges from U.S. and foreign tax authorities regarding the amount of taxes due. The Company recognizes a tax position in its Consolidated Financial Statements when it is determined to be more likely than not to be sustained upon examination, based on its technical merits. The position is then measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

Business Combinations

Description: The Company's acquisitions are accounted for in accordance with Accounting Standards Codification (ASC) Topic 805, Business Combinations, as amended. The consideration transferred is allocated to various assets acquired and liabilities assumed at their estimated fair values as of the acquisition date with the residual allocated to goodwill. The Company accounts for any redeemable non-controlling interest in temporary equity - redeemable non-controlling interest at redemption value with periodic changes recorded in retained earnings.

Judgments and Uncertainties: Fair values allocated to assets acquired and liabilities assumed in business combinations require management to make significant judgments, estimates, and assumptions, especially with respect to intangible assets. Management makes estimates of fair values based upon assumptions it believes to be reasonable. These estimates are based upon historical experience and information obtained from the management of the acquired companies and are inherently uncertain. The estimated fair values related to intangible assets primarily consist of customer relationships, trademarks, and developed technology which are determined primarily using discounted cash flow models. Estimates in the discounted cash flow models include, but are not limited to, certain assumptions that form the basis of the forecasted results (e.g. revenue growth rates, customer attrition rates, and royalty rates). These significant assumptions are forward looking and could be affected by future economic and market conditions.

Sensitivity of Estimate to Change: During the measurement period, which may take up to one year from the acquisition date, adjustments due to changes in the estimated fair value of assets acquired and liabilities assumed may be recorded as adjustments to the consideration transferred and related allocations. Upon the conclusion of the measurement period or the final determination of the values of assets acquired and liabilities assumed, whichever comes first, any such adjustments are charged to the Consolidated Statements of Earnings.

Goodwill Impairment

Description: Goodwill represents the aggregate of the excess consideration paid for acquired businesses over the fair value of the net assets acquired. At December 31, 2024, the Company had goodwill of $4.5 billion. The Company evaluates goodwill for impairment at the reporting unit level annually on October 1 or more frequently whenever there are indicators that the carrying value may not be fully recoverable, utilizing either the qualitative or quantitative method. The Company has seven reporting units with goodwill identified at one level below the operating segment using the criteria in ASC 350, Intangibles - Goodwill and Other (Topic 350). Two reporting units do not have any recorded goodwill. During the year ended December 31, 2024, the Company evaluated goodwill for impairment using a qualitative assessment for two reporting units and using a quantitative assessment for five reporting units. See Part II. Item 8. Note 9. Goodwill and Other Intangible Assets for further information.

ARCHER-DANIELS-MIDLAND COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Judgments and Uncertainties: The Company has the option to first qualitatively assess factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company elects not to use this option, or it is determined that qualitative factors alone are not sufficient to conclude whether it is more likely than not that the fair value of the reporting unit is less than its carrying value, or it is determined from the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company performs the quantitative goodwill impairment test. As part of the Company's impairment analysis, the fair value of a reporting unit is generally determined using both the income and market approaches. Critical estimates in the determination of the fair value, when using a discounted cash flow analysis, of each reporting unit require management to make assumptions including, but not limited to, future expected cash flows of the reporting unit utilizing appropriate revenue growth, EBITDA margins, and discount rates. A decline in the actual cash flows of a reporting unit in future periods, as compared to the projected cash flows used in the discounted cash flow analysis, could result in the carrying value of the reporting unit exceeding its fair value. Further, a change in the discount rate, as a result of a change in economic conditions or otherwise, could result in the carrying values of the reporting units exceeding their respective fair values. Although the Company believes its estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates.

Sensitivity of Estimate to Change: Per the results of the impairment testing within the Ag Services and Oilseeds (AS&O) reportable segment for the year ended December 31, 2024, the estimated fair value of the Ag Services, Crushing, and RPO reporting units evaluated for impairment using a quantitative assessment was in excess of 128%, 191% and 209% of its carrying value, respectively, and no impairment was recorded for any of the AS&O reporting units. Per the results of the impairment testing within the Nutrition reportable segment for the year ended December 31, 2024, the estimated fair value of the Animal Nutrition and Human Nutrition reporting units evaluated for impairment using a quantitative assessment was in excess of 7% and 32% of its carrying value, respectively, and no impairment was recorded for either of the Nutrition reporting units.

The Company used a combination of the income and market approaches when performing the quantitative assessment of goodwill for the Animal Nutrition reporting unit. The Company weighted the income approach with a probability weight of 75%, as it is based on the future business plans and growth estimates for the Company's Animal Nutrition business and thus considers short-term and long-term cash flow expectations for the business. The market approach was weighted less heavily at 25%, as it represents an estimate of fair value based on market guideline companies for which future growth expectations are not precisely known.

The income approach is predicated upon the value of the estimated future cash flows that a business will generate going forward. The Company used the Discounted Cash Flow (DCF) method under the income approach for the analysis of Animal Nutrition.

The market approach assumes that companies operating in the same industry will share similar characteristics and that values will correlate to those characteristics. Therefore, under the market approach, a comparison of the reporting unit to similar companies whose financial information is publicly available may provide a reasonable basis to estimate the fair value of the reporting unit. The two forms of the market approach most commonly applied are the Guideline Public Company (GPC) method and the Guideline Merged and Acquired Company (GMAC) method. The Company utilized the GPC method to estimate the fair value of the Animal Nutrition reporting unit under the market approach. The GMAC method was also considered, but ultimately was not relied upon due to the lack of recent transactions that were directly comparable. In the selection of the appropriate market multiples, the Company considered the performance of the business, the size, risks, opportunities, and a comparison of the margins and growth of the Animal Nutrition business compared to the guideline public companies. The estimated fair value calculated by the GPC method was within 5% of the estimated fair value calculated by the income approach.

The Company performed a sensitivity analysis for the significant assumptions used in the goodwill impairment testing analysis for the Animal Nutrition reporting unit. The sensitivities were calculated in isolation using the income approach and keeping all other assumptions constant. The sensitivities for revenue growth and EBITDA growth do not consider the offsetting impact of a lower discount rate assumption to reflect the reduced risk in estimated future cash flow growth used under the income approach or the related impacts on pricing multiples used under the market approach.

ARCHER-DANIELS-MIDLAND COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of December 31, 2024, goodwill allocated to the Animal Nutrition reporting unit totaled $887 million. For Animal Nutrition impairment testing, certain hypotheticals would have the following results:
- A hypothetical increase to the discount rate of approximately 100 basis points would result in a goodwill impairment of approximately $68 million;
- A hypothetical decrease to forecasted EBITDA margins of approximately 50 basis points would result in goodwill impairment of approximately $5 million; and
- A hypothetical decrease in the expected annual revenue growth rate over the entire forecast of approximately 250 basis points would result in a goodwill impairment of approximately $69 million.

Investments in Affiliates

Description: The Company applies the equity method of accounting for investments over which the Company has the ability to exercise significant influence, including its 22.5% investment in Wilmar. These investments in affiliates are carried at cost plus equity in undistributed earnings and are adjusted, where appropriate, for amortizable basis differences between the investment balance and the underlying net assets of the investee. Generally, the minimum ownership threshold for asserting significant influence is 20% ownership of the investee. However, the Company considers all relevant factors in determining its ability to assert significant influence including but not limited to, ownership percentage, board membership, customer and vendor relationships, and other arrangements.

Judgments and Uncertainties: The Company has evaluated its investments in affiliates as of December 31, 2024 to be appropriately stated at carrying values. The Company also periodically compares the book value of its investment in Wilmar against its market value as determined through quoted market prices, and evaluates any potential other-than-temporary impairment. The Company's investment in Wilmar had a carrying value of $3.9 billion as of December 31, 2024, and a market value of $3.2 billion based on the quoted Singapore Exchange market price, converted to U.S. dollars at the applicable exchange rate, at December 31, 2024. The Company evaluated several factors in its determination of whether an other-than-temporary impairment had occurred. This included consideration of the short duration of the carrying value being above Wilmar's stock price, the recent performance of Wilmar's stock price as quoted on the Singapore Exchange, latest consensus analyst forecasts, Wilmar's long history of earnings and dividends and the Company's continued representation on Wilmar's Board. The Company considers its investment in Wilmar a significant and strategic relationship and has the intent and ability to retain its investment in Wilmar for a period of time sufficient to allow for any anticipated recovery in market value. Based on the evaluation of the factors above, the Company does not consider the investment to be other-than temporarily impaired at December 31, 2024.

Sensitivity of Estimate to Change: The performance of impairment tests involves the use of estimates and assumptions, which may change period to period. If the Company management used different assumptions in the evaluation of its equity method investments, including its investment in Wilmar, the Company may conclude that the investment is other-than-temporarily impaired.

Recent accounting pronouncements

See "*New Accounting Pronouncements Not Yet Adopted*" within Note 1. Summary of significant accounting policies, to the Consolidated Financial Statements included in Part II. Item 8 for information regarding recent accounting pronouncements.

ARCHER-DANIELS-MIDLAND COMPANY
PART II

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk inherent in the Company's market risk sensitive instruments and positions is the potential loss arising from adverse changes in: commodity market prices as they relate to the Company's net commodity position, foreign currency exchange rates, and interest rates as described below.

Commodity Price Risk

The availability and prices of agricultural commodities are subject to wide fluctuations due to factors such as changes in weather conditions, crop disease, plantings, government programs and policies, competition, changes in global demand, changes in customer preferences and standards of living, and global production of similar and competitive crops.

The Company manages its exposure to adverse price movements of agricultural commodities used for, and produced in, its business operations, by entering into derivative and non-derivative contracts which reduce the Company's overall short or long commodity position. Additionally, the Company uses exchange-traded futures and exchange-traded and over-the-counter option contracts as components of merchandising strategies designed to enhance margins. The results of these strategies can be significantly impacted by factors such as the correlation between the value of exchange-traded commodities futures contracts and the cash prices of the underlying commodities, counterparty contract defaults, and volatility of freight markets. In addition, the Company, from time-to-time, enters into derivative contracts which are designated as hedges of specific volumes of commodities that will be purchased and processed, or sold, in a future month. The changes in the market value of such futures contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains and losses arising from open and closed designated hedging transactions are deferred in other comprehensive income, net of applicable taxes, and recognized as a component of cost of products sold or revenues in the statement of earnings when the hedged item is recognized.

The Company's commodity position consists of merchandisable agricultural commodity inventories, related purchase and sales contracts, energy and freight contracts, and exchange-traded futures and exchange-traded and over-the-counter option contracts including contracts used to hedge anticipated transactions.

The fair value of the Company's commodity position is a summation of the fair values calculated for each commodity by valuing all of the commodity positions at quoted market prices for the period, where available, or utilizing a close proxy. The Company has established metrics to monitor the amount of market risk exposure, which consist of volumetric limits, and value-at-risk (VaR) limits. VaR measures the potential loss, at a 95% confidence level, that could be incurred over a one year period. Volumetric limits are monitored daily and VaR calculations and sensitivity analysis are monitored weekly.

The Company performs sensitivity analyses measuring the potential loss in fair value resulting from a hypothetical 10% adverse change in market prices. The highest, lowest, and average weekly long (short) position for the years ended December 31, 2024 and 2023 together with the market risk from a hypothetical 10% adverse price change is as follows (in millions):

	December 31, 2024		December 31, 2023	
	Fair Value	**Market Risk**	**Fair Value**	**Market Risk**
Highest position	$ 543	$ 54	$ 498	$ 50
Lowest position	(265)	(27)	(6)	(1)
Average position	168	17	125	13

The change in fair value of the average position was due to the overall decrease in average quantities of certain commodities.

ARCHER-DANIELS-MIDLAND COMPANY
PART II

Foreign Currency Exchange Risk

The Company has consolidated subsidiaries in more than 80 countries. For the majority of the Company's subsidiaries located outside the United States, the local currency is the functional currency except certain significant subsidiaries in Switzerland where Euro is the functional currency, and Brazil and Argentina where U.S. dollar is the functional currency. To reduce the risks associated with foreign currency exchange rate fluctuations, the Company enters into currency exchange contracts to minimize its foreign currency position related to transactions denominated primarily in Euro, British pound, Canadian dollar, and Brazilian real currencies. These currencies represent the major functional or local currencies in which recurring business transactions occur. The Company also uses currency exchange contracts and foreign currency denominated debt as hedges against amounts indefinitely invested in foreign subsidiaries and affiliates. The currency exchange contracts used are forward contracts, swaps with banks, exchange-traded futures contracts, and over-the-counter options. The changes in market value of such contracts have a high correlation to the price changes in the currency of the related transactions. The potential loss in fair value for such net currency position resulting from a hypothetical 10% adverse change in foreign currency exchange rates is not material.

Interest Rate Risk

The fair value of the Company's long-term debt is estimated using quoted market prices, where available, and discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 50 basis points decrease in interest rates. Actual results may differ.

	December 31, 2024	December 31, 2023
	(In millions)	
Fair value of long-term debt	$ 7,055	$ 8,557
Fair value amount over (under) carrying value	(501)	298
Market risk	271	378

The decrease in the fair value of long-term debt at December 31, 2024 is due to an increase in corporate bond interest rates.

ARCHER-DANIELS-MIDLAND COMPANY

Item 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ARCHER-DANIELS-MIDLAND COMPANY
CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended December 31		
	2024	**2023**	**2022**
	(In millions, except per share amounts)		
Revenues	$ **85,530**	$ 93,935	$101,556
Cost of products sold	**79,752**	86,422	93,986
Gross Profit	**5,778**	7,513	7,570
Selling, general, and administrative expenses	**3,706**	3,456	3,358
Asset impairment, exit, and restructuring costs	**545**	342	66
Equity in earnings of unconsolidated affiliates	**(621)**	(551)	(832)
Interest and investment income	**(562)**	(499)	(293)
Interest expense	**706**	647	396
Other (income) expense - net	**(251)**	(176)	(358)
Earnings Before Income Taxes	**2,255**	4,294	5,233
Income tax expense	**476**	828	868
Net Earnings Including Non-controlling Interests	**1,779**	3,466	4,365
Net earnings (losses) attributable to non-controlling interests	**(21)**	(17)	25
Net Earnings Attributable to Controlling Interests	$ **1,800**	$ 3,483	$ 4,340
Weighted average number of shares outstanding – basic	**492**	541	562
Weighted average number of shares outstanding – diluted	**493**	542	563
Basic earnings per common share	$ **3.66**	$ 6.44	$ 7.72
Diluted earnings per common share	$ **3.65**	$ 6.43	$ 7.71

The accompanying notes are an integral part of these Consolidated Financial Statements.

ARCHER-DANIELS-MIDLAND COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31		
	2024	**2023**	**2022**
	(In millions)		
Net earnings including non-controlling interests	$ 1,779	$ 3,466	$ 4,365
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment	**(415)**	48	(301)
Tax effect	**(45)**	32	(93)
Net of tax amount	**(460)**	80	(394)
Pension and other postretirement benefit liabilities adjustment	**15**	(88)	140
Tax effect	**(7)**	2	(15)
Net of tax amount	**8**	(86)	125
Deferred gain (loss) on hedging activities	**(41)**	15	(84)
Tax effect	**9**	(5)	7
Net of tax amount	**(32)**	10	(77)
Unrealized gain (loss) on investments	**(16)**	16	(12)
Tax effect	**(1)**	(1)	1
Net of tax amount	**(17)**	15	(11)
Total other comprehensive income (loss), net of tax	**(501)**	19	(357)
Comprehensive income (loss)	**1,278**	3,485	4,008
Comprehensive income (loss) attributable to non-controlling interests	**(21)**	(20)	5
Comprehensive income (loss) attributable to controlling interests	**$ 1,299**	$ 3,505	$ 4,003

The accompanying notes are an integral part of these Consolidated Financial Statements.

ARCHER-DANIELS-MIDLAND COMPANY
CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
	(In millions)	
Assets		
Current Assets		
Cash and cash equivalents	$ 611	$ 1,368
Short-term marketable securities	246	—
Segregated cash and investments	7,212	7,228
Trade receivables - net	3,708	4,232
Inventories	11,572	11,957
Other current assets	4,369	4,982
Total Current Assets	27,718	29,767
Investments and Other Assets		
Investments in and advances to affiliates	5,276	5,500
Goodwill and other intangible assets	6,769	6,341
Right-of-use assets	1,358	1,211
Other assets	1,313	1,304
Total Investments and Other Assets	14,716	14,356
Property, Plant, and Equipment, net		
Land and land improvements	566	573
Buildings	6,143	5,876
Machinery and equipment	20,636	20,223
Construction in progress	1,553	1,360
	28,898	28,032
Accumulated depreciation	(18,061)	(17,524)
Net Property, Plant, and Equipment	10,837	10,508
Total Assets	$ 53,271	$ 54,631
Liabilities, Temporary Equity, and Shareholders' Equity		
Current Liabilities		
Short-term debt	$ 1,903	$ 105
Trade payables	5,535	6,313
Payables to brokerage customers	7,772	7,867
Current lease liabilities	324	300
Accrued expenses and other payables	3,730	4,076
Current maturities of long-term debt	674	1
Total Current Liabilities	19,938	18,662
Long-Term Liabilities		
Long-term debt	7,580	8,259
Deferred income taxes	1,268	1,309
Non-current lease liabilities	1,057	931
Other	997	1,005
Total Long-Term Liabilities	10,902	11,504
Commitments and contingencies (See Note 20)		
Temporary Equity - Redeemable non-controlling interest	253	320
Shareholders' Equity		
Common stock	3,223	3,154
Reinvested earnings	21,933	23,465
Accumulated other comprehensive income (loss)	(2,988)	(2,487)
Non-controlling interests	10	13
Total Shareholders' Equity	22,178	24,145
Total Liabilities, Temporary Equity, and Shareholders' Equity	$ 53,271	$ 54,631

The accompanying notes are an integral part of these Consolidated Financial Statements.

ARCHER-DANIELS-MIDLAND COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended December 31		
	2024	**2023**	**2022**
Cash flows from operating activities			
Net earnings including non-controlling interests	**$ 1,779**	$ 3,466	$ 4,365
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation and amortization	**1,141**	1,059	1,028
Impairment of goodwill, intangibles, long-lived assets, and investments	**519**	309	37
Deferred income taxes	**(130)**	(23)	(89)
Equity in earnings of affiliates, net of dividends	**(180)**	(143)	(457)
Stock compensation expense	**74**	112	147
Deferred cash flow hedges	**(40)**	15	(84)
(Gain) loss on sales of assets and businesses/investment revaluation	**(12)**	38	(115)
Other – net	**131**	(106)	178
Changes in operating assets and liabilities, net of acquisitions and dispositions			
Segregated investments	**(693)**	(194)	(1,512)
Trade receivables	**447**	737	(1,682)
Inventories	**162**	2,889	(295)
Other current assets	**665**	694	(279)
Trade payables	**(719)**	(1,544)	1,389
Payables to brokerage customers	**(78)**	(2,059)	891
Accrued expenses and other payables	**(276)**	(790)	(44)
Net cash provided by operating activities	**2,790**	4,460	3,478
Cash flows from investing activities			
Capital expenditures	**(1,563)**	(1,494)	(1,319)
Net assets of businesses acquired	**(927)**	(23)	(22)
Proceeds from sales of assets, businesses and investments	**66**	60	131
Investments in affiliates	**(58)**	(18)	(77)
Purchases of marketable securities	**(308)**	—	—
Proceeds from sales of marketable securities	**84**	—	—
Cost method investments	**—**	—	(155)
Other – net	**4**	(21)	42
Net cash used in investing activities	**(2,702)**	(1,496)	(1,400)
Cash flows from financing activities			
Long-term debt borrowings	**27**	501	752
Long-term debt payments	**(1)**	(963)	(482)
Net change in short-term debt	**1,800**	(390)	(428)
Share repurchases	**(2,327)**	(2,673)	(1,450)
Cash dividends	**(985)**	(977)	(899)
Acquisition of non-controlling interests	**(8)**	—	—
Other – net	**(36)**	(102)	8
Net cash used in financing activities	**(1,530)**	(4,604)	(2,499)
Effect of exchange rate on cash, cash equivalents, restricted cash, and restricted cash equivalents	**(24)**	(3)	—
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	**(1,466)**	(1,643)	(421)
Cash, cash equivalents, restricted cash, and restricted cash equivalents – beginning of year	**5,390**	7,033	7,454
Cash, cash equivalents, restricted cash, and restricted cash equivalents – end of year	**$ 3,924**	$ 5,390	$ 7,033
Reconciliation of cash, cash equivalents, restricted cash, and restricted cash equivalents to the Consolidated Balance Sheets			
Cash and cash equivalents	**$ 611**	$ 1,368	$ 1,037
Restricted cash and restricted cash equivalents included in segregated cash and investments	**3,313**	4,022	5,996
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	**$ 3,924**	$ 5,390	$ 7,033
Cash paid for interest and income taxes were as follows:			
Interest	**$ 710**	$ 711	$ 409
Income taxes	**$ 658**	$ 742	$ 708

The accompanying notes are an integral part of these Consolidated Financial Statements.

ARCHER-DANIELS-MIDLAND COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In millions, except per share amounts)	Common Stock		Reinvested Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests	Total Shareholders' Equity
	Shares	Amount				
Balance, December 31, 2021	560	$ 2,994	$ 21,655	$ (2,172)	$ 31	$ 22,508
Net earnings			4,340		25	4,365
Other comprehensive (loss), net of tax				(337)	(20)	(357)
Cash dividends paid-$1.60 per share			(899)			(899)
Share repurchases	(17)		(1,450)			(1,450)
Stock compensation expense	3	147				147
Stock option exercises, net of taxes	1	4				4
Other	—	2	—		(3)	(1)
Balance, December 31, 2022	547	$ 3,147	$ 23,646	$ (2,509)	$ 33	$ 24,317
Net earnings			3,483		(17)	3,466
Other comprehensive income (loss), net of tax				22	(3)	19
Cash dividends paid-$1.80 per share			(977)			(977)
Share repurchases	(36)		(2,697)			(2,697)
Stock compensation expense	3	112				112
Stock option exercises, net of taxes	(1)	(110)				(110)
Other	—	5	10		—	15
Balance, December 31, 2023	513	$ 3,154	$ 23,465	$ (2,487)	$ 13	$ 24,145
Net earnings			**1,800**			**1,800**
Other comprehensive income (loss), net of tax				**(501)**	**—**	**(501)**
Cash dividends paid-$2.00 per share			**(985)**			**(985)**
Share repurchases	**(37)**		**(2,347)**			**(2,347)**
Stock compensation expense	**2**	**74**				**74**
Stock option exercises, net of taxes	**—**	**(23)**				**(23)**
Acquisition of non-controlling interests		**(3)**			**(1)**	**(4)**
Other	**—**	**21**	**—**		**(2)**	**19**
Balance, December 31, 2024	**478**	**$ 3,223**	**$ 21,933**	**$ (2,988)**	**$ 10**	**$ 22,178**

The accompanying notes are an integral part of these Consolidated Financial Statements.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Summary of Significant Accounting Policies

Company Overview

Archer-Daniels-Midland Company and its subsidiaries (the "Company" or "ADM") unlock the power of nature to enrich the quality of life. The Company is an essential global agricultural supply chain manager and processor, providing food security by connecting local needs with global capabilities. ADM is a premier human and animal nutrition provider, offering one of the industry's broadest portfolios of ingredients and solutions from nature. The Company is a trailblazer in health and well-being, with an industry-leading range of products for consumers looking for new ways to live healthier lives. ADM is a cutting-edge innovator, guiding the way to a future of new consumer and industrial solutions. ADM is a leader in sustainability, scaling across entire value chains to help decarbonize the multiple industries it serves. Around the globe, the Company's innovation and expertise are meeting critical needs while nourishing quality of life and supporting a healthier planet.

ADM has three reportable segments: Ag Services and Oilseeds, Carbohydrate Solutions, and Nutrition. See Note 17. Segment and Geographic Information for further details on the nature of the Company's business and its reportable operating segments.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated. The Company consolidates all entities, including variable interest entities (VIEs), in which it has a controlling financial interest. For VIEs, the Company assesses whether it is the primary beneficiary as defined under the applicable accounting standard. Investments in affiliates, including VIEs through which the Company exercises significant influence but does not control the investee and is not the primary beneficiary of the investee's activities, are carried at cost plus equity in undistributed earnings since acquisition and are adjusted, where appropriate, for basis differences between the investment balance and the underlying net assets of the investee. The Company's portion of the results of certain affiliates and results of certain VIEs are included using the most recent available financial statements. In each case, the financial statements are within 93 days of the Company's year-end and are consistent from period to period.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect amounts reported in its Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all non-segregated, highly-liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Segregated Cash and Investments

The Company segregates certain cash, cash equivalents, and investment balances in accordance with regulatory requirements, commodity exchange requirements, and insurance arrangements. These balances represent deposits received from customers of the Company's registered futures commission merchant and commodity brokerage services, cash margins and securities pledged to commodity exchange clearinghouses, and cash pledged as security under certain insurance arrangements.

Segregated cash and investments also include restricted cash collateral for the various insurance programs of the Company's captive insurance business. To the degree these segregated balances are comprised of cash and cash equivalents, they are considered restricted cash and restricted cash equivalents on the statement of cash flows.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Short-Term Marketable Securities

Short-term marketable securities include foreign government securities with maturities greater than three months and less than one year and are recorded at fair value with gains and losses on these investments included in Other income in the Consolidated Statements of Earnings.

Revenue Recognition

The Company principally generates revenue from merchandising and transporting agricultural commodities, and manufacturing products for use in food, beverages, feed, energy, and industrial applications, and ingredients and solutions for human and animal nutrition.

The Company's revenue that is generated from physically settled derivative sales contracts is accounted for under ASC 815, *Derivatives and Hedging* (Topic 815), and revenue from sales of other products and services is accounted for under ASC 606, *Revenue from Contracts with Customers* (Topic 606).

Revenue from physically settled derivative sales contracts primarily relates to forward sales of commodities where such contracts meet the definition of a derivatives under ASC 815. Revenue from such commodities contracts is recognized at a point in time, upon transferring control of the commodity to the customer, similar to revenue recognized from contracts with customers under Topic 606. Prior to settlement, these contracts are recognized at fair value within current assets and liabilities, with the unrealized gains or losses primarily recorded within Cost of products sold. See Note 4. Fair Value Measurements and Note 5. Derivative Instruments & Hedging Activities for further information.

Revenue from sales of other products and services is measured based on the consideration specified in the contract with a customer, in accordance with Topic 606. The Company follows a policy of recognizing revenue at a single point in time when it satisfies its performance obligation by transferring control over a product or service to a customer. Revenue for deferred price contracts that allow for pricing to be determined after title of the goods has passed to the customer is recognized when the price is determined. For transportation service contracts, the Company recognizes revenue over time as the mode of transportation moves towards its destination in accordance with the transfer of control guidance of Topic 606. The amount of revenue recognized follows the contractually specified price which may include freight or other contractually specified cost components. The majority of the Company's contracts with customers have one performance obligation and a contract duration of one year or less. The Company applies the practical expedient in Topic 606, and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

See Note 2. Revenues for further information.

Shipping and Handling Costs

Shipping and handling costs related to contracts with customers for the sale of goods are accounted for as a fulfillment activity and are included in cost of products sold. Accordingly, amounts billed to customers for such costs are included as a component of revenues.

Taxes Collected from Customers and Remitted to Governmental Authorities

The Company does not include taxes assessed by governmental authorities that are (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers, in the measurement of transactions prices or as a component of revenues and cost of products sold.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Receivables

The Company records accounts receivable at net realizable value. This value includes an allowance for estimated uncollectible accounts to reflect any loss anticipated on the accounts receivable balances including any accrued interest receivables thereon. The Company estimates uncollectible accounts by pooling receivables according to type, region, credit risk rating, and age. Each pool is assigned an expected loss co-efficient to arrive at a general reserve based on historical write-offs adjusted, as needed, for regional, economic, and other forward-looking factors. The Company minimizes credit risk due to the large and diversified nature of its worldwide customer base. ADM manages its exposure to counter-party credit risk through credit analysis and approvals, credit limits, and monitoring procedures. Long-term receivables recorded in other assets were not material to the Company's overall receivables portfolio. The Company recorded bad debt (reversals) expense in selling, general, and administrative expenses of $(16) million, $6 million, and $88 million in the years ended December 31, 2024, 2023, and 2022, respectively.

Changes to the allowance for estimated uncollectible accounts for the years ended December 31, 2024 and 2023 are as follows (in millions):

	Year Ended December 31	
	2024	**2023**
Opening balance, January 1	$ 215	$ 199
Provisions (reversals), net	(16)	6
Recoveries	9	2
Write-offs against allowance	(32)	(28)
Other	(9)	36
Closing balance, December 31	$ 167	$ 215

Provisions (reversals), net in the years ended December 31, 2024 and 2023 included reversals of prior general provisions for economic factors related to the COVID pandemic. Write-offs against allowance in the year ended December 31, 2024 were primarily related to uncollectable trade receivables in the normal course of business. Write-offs against allowance in the year ended December 31, 2023 were primarily related to a customer in Brazil and allowance on receivables that were subsequently sold.

Inventories

Certain merchandisable agricultural commodity inventories, which include inventories acquired under deferred pricing contracts, are stated at market value. In addition, the Company values certain inventories using the first-in, first-out (FIFO) method at the lower of cost or net realizable value.

The following table sets forth the Company's inventories as of December 31, 2024 and 2023 (in millions).

	December 31, 2024	December 31, 2023
Raw materials and supplies [1]	$ 1,922	$ 1,944
Finished goods	2,689	3,026
Market inventories	6,961	6,987
Total inventories	$ 11,572	$ 11,957

[1] Includes work in process inventories which were not material as of December 31, 2024 and 2023.

Fair Value Measurements

The Company measures the fair value of certain assets and liabilities in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures*, which defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The Company uses the market approach valuation technique to measure the majority of its assets and liabilities carried at fair value.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three levels are established within the fair value hierarchy that may be used to report fair value:

> Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

> Level 2: Observable inputs, including Level 1 prices that have been adjusted; quoted prices for similar assets or liabilities; quoted prices in markets that are less active than traded exchanges; and other inputs that are observable or can be substantially corroborated by observable market data.

> Level 3: Unobservable inputs that are supported by little or no market activity and that are a significant component of the fair value of the assets or liabilities. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In evaluating the significance of fair value inputs, the Company generally classifies assets or liabilities as Level 3 when their fair value is determined using unobservable inputs that individually or when aggregated with other unobservable inputs, represent more than 10% of the fair value of the assets or liabilities.

Judgment is required in evaluating both quantitative and qualitative factors in the determination of significance for purposes of fair value level classification. In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of input that is a significant component of the fair value measurement determines the placement of the entire fair value measurement in the hierarchy. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the classification of fair value assets and liabilities within the fair value hierarchy levels. Level 3 amounts can include assets and liabilities whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as assets and liabilities for which the determination of fair value requires significant management judgment or estimation.

Based on historical experience with the Company's suppliers and customers, the Company's own credit risk and knowledge of current market conditions, the Company does not view non-performance risk to be a significant input to fair value for the majority of its forward commodity purchase and sale contracts. However, in certain cases, if the Company believes the non-performance risk to be a significant input, the Company records estimated fair value adjustments, and classifies the measurement in Level 3.

The Company's policy regarding the timing of transfers between levels, including both transfers into and transfers out of Level 3, is to measure and record the transfers at the end of the reporting period.

Derivatives

The Company recognizes its financial and non-financial derivative instruments, excluding exchange traded instruments, as either assets or liabilities at fair value in its Consolidated Balance Sheets. Unrealized gains are reported as other current assets and unrealized losses are reported as accrued expenses and other payables. Exchange traded instruments are cash-settled daily with the settlement reflected within Other current assets.

The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. The majority of the Company's derivatives have not been designated as hedging instruments, and as such, changes in fair value of these derivatives are recognized in earnings immediately, within revenue or cost of products sold, as appropriate.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For those derivative instruments that are designated and qualify as hedging instruments, the Company designates the hedging instrument, based upon the exposure being hedged, as a cash flow hedge, fair value hedge or a net investment hedge. For derivative instruments that are designated and qualify as highly-effective cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of Accumulated other comprehensive income (loss) (AOCI) and as an operating activity in the statement of cash flows and reclassified into earnings in the same line item affected by the hedged transaction and in the same period or periods during which the hedged transaction affects earnings. Hedge components excluded from the assessment of effectiveness and gains and losses related to discontinued hedges are recognized in the Consolidated Statements of Earnings during the current period. For derivative instruments that are designated and qualify as net investment hedges, foreign exchange gains and losses related to changes in foreign currency exchange rates are deferred in AOCI until the underlying investment is divested. For derivative instruments that are designated and qualify as fair value hedges, changes in the fair value of the hedging instrument and changes in the fair value of the hedged item are recognized in the Consolidated Statements of Earnings in the same financial statement caption as the hedged items.

Equity Method Investments

The Company uses the equity method of accounting for equity investments if the investment provides the ability to exercise significant influence, but not control, over operating and financial policies of the investee. The Company's proportionate share of the net income or loss of these investees is included in consolidated net earnings. Judgment regarding the level of influence over each equity method investment includes considering key factors such as the Company's ownership interest, the legal form of the investee, any representation on the board of directors, and any participation in policy-making decisions.

The Company evaluates equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Company when reviewing an equity method investment for impairment include the length of time (duration) and the extent (severity) to which the fair value of the equity method investment has been less than cost, the investee's financial condition and near-term prospects, and the intent and ability to hold the investment for a period of time sufficient to allow for anticipated recovery. An impairment that is other-than-temporary is recognized in the period identified.

See Note 8. Investments in and Advances to Affiliates for further information.

Cost Method Investments

Cost method investments of $439 million and $438 million as of December 31, 2024 and 2023, respectively, are included in other assets in the Company's Consolidated Balance Sheets.

Revaluation losses of $16 million for the year ended December 31, 2024 were related to an investment in alternative protein and precision fermentation. Revaluation losses of $76 million for the year ended December 31, 2023 were related to investments in the alternative protein category and precision fermentation. Revaluation gains of $37 million for the year ended December 31, 2022 were in connection with observable third-party transactions (a Level 2 measurement under applicable accounting standards).

Revaluation gains and losses are recorded in Interest and investment income in the Company's Consolidated Statements of Earnings. As of December 31, 2024, the annual and cumulative amounts of upward and downward adjustments were $2 million and $18 million, and $113 million and $75 million, respectively.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Repair and maintenance costs are expensed as incurred. The Company uses the straight-line method in computing depreciation for financial reporting purposes and generally uses accelerated methods for income tax purposes.

The annual provisions for depreciation have been computed principally in accordance with the following ranges of asset lives: buildings - 15 to 40 years; and machinery and equipment - 3 to 40 years. The Company capitalized interest on major construction projects in progress of $32 million, $32 million, and $20 million for the years ended December 31, 2024, 2023, and 2022, respectively.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company evaluates long-lived assets for impairment whenever indicators of impairment exist. In addition, assets are written down to fair value after consideration of the Company's ability to utilize the assets for their intended purpose, employ the assets in alternative uses, or sell the assets to recover the carrying value. Fair value is generally based on a discounted cash flow analysis which relies on management's estimate of market participant assumptions or estimated selling price for assets considered held for sale (a Level 3 measurement under applicable accounting standards).

Leases

The Company leases certain transportation equipment, plant equipment, office equipment, land, buildings, and storage facilities. Most leases include options to renew, with renewal terms that can extend the lease term from 6 months to 95 years. The renewal options are not included in the measurement of the right of use assets and lease liabilities unless the Company is reasonably certain to exercise the optional renewal periods. Certain leases also include index and non-index escalation clauses and options to purchase the leased property. Leases accounted for as finance leases were immaterial at December 31, 2024.

As an accounting policy election, the Company does not apply the recognition requirements of ASC Topic 842 to short-term leases in all of its underlying asset categories. The Company recognizes short-term lease payments in earnings on a straight-line basis over the lease term, and variable lease payments in the period in which the obligation for those payments is incurred. The Company also combines lease and non-lease contract components in all of its underlying asset categories as an accounting policy election.

Income Taxes

The Company accounts for income taxes in accordance with the liability method. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and reported amounts in the Consolidated Financial Statements using statutory rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recorded in the results of operations in the period that includes the enactment date under the law. Applicable accounting standards prescribe a minimum threshold a tax position is required to meet before being recognized in the Consolidated Financial Statements. The Company recognizes in its Consolidated Financial Statements tax positions determined more likely than not to be sustained upon examination, based on the technical merits of the position.

The Company classifies interest on income tax-related balances as interest expense and classifies tax-related penalties as selling, general, and administrative expenses. Income tax effects from AOCI are released when the individual units of account are sold, terminated, or extinguished.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. Definite-lived intangible assets, including capitalized expenses related to the Company's 1ADM program such as third-party configuration costs and internal labor, are amortized over their estimated useful lives of 1 to 50 years and are reviewed for impairment whenever there are indicators the carrying value of the assets may not be fully recoverable.

The Company's accounting policy is to evaluate goodwill and other intangible assets with indefinite lives for impairment on October 1 of each fiscal year or whenever there are indicators the carrying value of the assets may not be fully recoverable. See Note 9. Goodwill and Other Intangible Assets for further information.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplier Payable Programs

The Company has Supplier Payable Programs ("SPP") with financial institutions which act as its paying agents for payables due to certain of its suppliers. The Company has neither an economic interest in a supplier's participation in the SPP nor a direct financial relationship with the financial institutions, and has concluded its obligations to the suppliers, including amounts due and scheduled payment terms, are not impacted by their participation in the SPP. Accordingly, amounts associated with the SPP are classified as trade payables in the Company's Consolidated Balance Sheets and in operating activities in the Consolidated Statements of Cash Flows. The supplier invoices that have been confirmed as valid under the program require payment in full generally within 90 days of the invoice date. As of December 31, 2024 and 2023, the Company's outstanding payment obligations that suppliers had elected to sell to the financial institutions were $222 million and $274 million, respectively.

Changes to the outstanding payment obligations for the years ended December 31, 2024 and 2023 were as follows (in millions):

| | **Year Ended December 31,** | |
	2024	**2023**
Opening balance, January 1	$ 274	$ 196
Obligations confirmed	948	1,100
Obligations paid	(1,000)	(1,022)
Closing balance, December 31	$ 222	$ 274

Payables to Brokerage Customers

Payables to brokerage customers represent the total of customer accounts at the Company's futures commission merchant with credit or positive balances. Customer accounts are used primarily in connection with commodity transactions and include gains and losses on open commodity trades as well as securities and other deposits made for margins or other purposes as required by the Company or the exchange-clearing organizations or counterparties. Payables to brokerage customers have a corresponding balance in segregated cash and investments and customer omnibus receivable in other current assets.

Stock Compensation

The Company recognizes expense for its stock compensation based on the fair value of the awards that are granted. The Company's stock compensation plans provide for the granting of restricted stock and restricted stock units (Restricted Stock Awards), performance stock units (PSUs), and stock options. The fair values of stock options are estimated at the date of grant using the Black-Scholes option valuation model, which requires the input of subjective assumptions. The fair values of Restricted Stock Awards and PSUs are determined based on the market value of the Company's shares on the grant date. Measured compensation cost, net of forfeitures, is recognized ratably over the vesting period of the related stock compensation award.

Compensation expense for stock option grants, Restricted Stock Awards, and PSUs granted to employees is generally recognized on a straight-line basis during the service period of the respective grant. Certain of the Company's option grants, Restricted Stock Awards, and PSUs continue to vest upon the recipient's retirement from the Company and compensation expense related to option grants and Restricted Stock Awards granted to retirement-eligible employees is recognized in earnings on the date of grant. Compensation expense for PSUs is based on the probability of meeting the performance criteria. The Company recognizes forfeitures as they occur.

Research and Development

Costs associated with research and development are expensed as incurred and recorded within selling, general, and administrative expenses. Such costs incurred, net of expenditures subsequently reimbursed by government grants, were $269 million, $256 million, and $216 million for the years ended December 31, 2024, 2023, and 2022, respectively.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings Per Share

Basic earnings per common share are determined by dividing net earnings attributable to controlling interests by the weighted average number of common shares outstanding. In computing diluted earnings per common share, average number of common shares outstanding is increased by dilutive potential common shares, including unvested restricted stock units, PSUs and common shares underlying stock options outstanding with exercise prices lower than the average market price of common shares using the treasury stock method.

Business Combinations

The Company's acquisitions are accounted for in accordance with ASC Topic 805, *Business Combinations,* as amended. The consideration transferred is allocated to various assets acquired and liabilities assumed at their estimated fair values as of the acquisition date with the residual allocated to goodwill.

Fair values allocated to assets acquired and liabilities assumed in business combinations require management to make significant judgments, estimates, and assumptions, especially with respect to intangible assets. Management makes estimates of fair values based upon assumptions it believes to be reasonable. These estimates are based upon historical experience and information obtained from the management of the acquired companies and are inherently uncertain. The estimated fair values related to intangible assets primarily consist of customer relationships, trademarks, and developed technology which are determined primarily using discounted cash flow models. Estimates in the discounted cash flow models include, but are not limited to, certain assumptions that form the basis of the forecasted results (e.g. revenue growth rates, customer attrition rates, and royalty rates). These significant assumptions are forward looking and could be affected by future economic and market conditions.

During the measurement period, which may take up to one year from the acquisition date, adjustments due to changes in the estimated fair value of assets acquired and liabilities assumed may be recorded as adjustments to the consideration transferred and the related allocations. Upon the conclusion of the measurement period or the final determination of the values of assets acquired and liabilities assumed, whichever comes first, any such adjustments are charged to the Consolidated Statements of Earnings.

Redeemable Non-controlling Interests

The Company presents any redeemable non-controlling interests in temporary equity within the Consolidated Balance Sheets at redemption value with period changes recorded in reinvested earnings. The Company reports the portion of its earnings or loss for redeemable non-controlling interests as net earnings (losses) attributable to non-controlling interests in the Consolidated Statements of Earnings.

Changes to the Company's redeemable non-controlling interests for the years ended December 31, 2024, 2023, and 2022 are as follows (in millions):

	Year Ended December 31,		
	2024	**2023**	**2022**
Opening balance, January 1	$ 320	$ 299	$ 259
Net income (loss) attributable to redeemable non-controlling interests	(21)	(6)	21
Acquisition of redeemable non-controlling interests	(18)	—	—
Currency translation adjustments and other	(28)	27	19
Closing balance, December 31 [(1)]	$ 253	$ 320	$ 299

[(1)] As of December 31, 2024, redeemable non-controlling interests includes $136 million related to the 25% non-controlling interest for PetDine, LLC. The Company has the option to acquire this remaining 25% interest in PetDine, LLC by March 31, 2025. The non-controlling interest holders also have the option to put the 25% interest to the Company by the same date.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Adoption of New Accounting Pronouncements

Effective January 1, 2024, the Company adopted the amended guidance of Accounting Standards Codification (ASC) 848, *Reference Rate Reform*, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the guidance do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2024, except for hedging relationships existing as of December 31, 2024, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. ADM has completed the transition of its financing, funding, and hedging portfolios from LIBOR to alternative reference rates. The transition did not have an impact on the Company's Consolidated Financial Statements.

Effective December 31, 2024, the Company adopted Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which improves disclosures about a public entity's reportable segments and addresses requests from investors and other allocators of capital for more detailed information about a reportable segment's expenses. The amended guidance improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses and permits entities to disclose more than one measure of a reportable segment's profitability used by the Chief Operating Decision Maker. The adoption of the amended guidance resulted in expanded disclosures in Note 17. Segment and Geographic Information in this report but did not have an impact on the Company's Consolidated Financial Statements.

New Accounting Pronouncements Not Yet Adopted

Effective December 31, 2025, the Company will be required to adopt ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The adoption of the amended guidance will result in expanded disclosures in the Company's income taxes footnote but is not expected to have an impact on the Company's Consolidated Financial Statements.

Effective December 31, 2027, the Company will be required to adopt ASU 2024-03, *Income Statement—Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of income statement expenses*, which will require tabular disclosure of certain operating expenses disaggregated into categories, such as purchases of inventory, employee compensation, depreciation, and intangible asset amortization. The adoption of the amended guidance will result in expanded disclosures in the Company's footnotes but is not expected to have an impact on the Company's Consolidated Financial Statements.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2.   Revenues

The following tables present revenue disaggregated by timing of recognition and major product lines for the years ended December 31, 2024, 2023, and 2022 (in millions).

| | Year Ended December 31, 2024 | | | | |
| | Topic 606 Revenue | | | Topic 815[1] | Total |
	Point in Time	Over Time	Total	Revenue	Revenues
Ag Services and Oilseeds					
Ag Services	3,779 $	923 $	4,702 $	39,381 $	44,083
Crushing	462	—	462	11,374	11,836
Refined Products and Other	2,447	—	2,447	8,150	10,597
Total Ag Services and Oilseeds	6,688	923	7,611	58,905	66,516
Carbohydrate Solutions					
Starches and Sweeteners	6,335	—	6,335	2,252	8,587
Vantage Corn Processors	2,647	—	2,647	—	2,647
Total Carbohydrate Solutions	8,982	—	8,982	2,252	11,234
Nutrition					
Human Nutrition	3,944	—	3,944	—	3,944
Animal Nutrition	3,405	—	3,405	—	3,405
Total Nutrition	7,349	—	7,349	—	7,349
Total Segment Revenues	23,019	923	23,942	61,157	85,099
Other Business	431	—	431	—	431
Total Revenues	$ 23,450 $	923 $	24,373 $	61,157 $	85,530

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31, 2023				
	Topic 606 Revenue			Topic 815[1]	Total
	Point in Time	Over Time	Total	Revenue	Revenues
Ag Services and Oilseeds					
Ag Services	$ 4,110	$ 761	$ 4,871	$ 42,549	$ 47,420
Crushing	470	—	470	13,550	14,020
Refined Products and Other	2,295	—	2,295	9,691	11,986
Total Ag Services and Oilseeds	6,875	761	7,636	65,790	73,426
Carbohydrate Solutions					
Starches and Sweeteners	7,431	—	7,431	2,454	9,885
Vantage Corn Processors	2,989	—	2,989	—	2,989
Total Carbohydrate Solutions	10,420	—	10,420	2,454	12,874
Nutrition					
Human Nutrition	3,634	—	3,634	—	3,634
Animal Nutrition	3,577	—	3,577	—	3,577
Total Nutrition	7,211	—	7,211	—	7,211
Total Segment Revenues	24,506	761	25,267	68,244	93,511
Other Business	424	—	424	—	424
Total Revenues	$ 24,930	$ 761	$ 25,691	$ 68,244	$ 93,935

	Year Ended December 31, 2022				
	Topic 606 Revenue			Topic 815[1]	Total
	Point in Time	Over Time	Total	Revenue	Revenues
Ag Services and Oilseeds					
Ag Services	$ 4,053	$ 818	$ 4,871	$ 48,310	$ 53,181
Crushing	573	—	573	12,566	13,139
Refined Products and Other	2,724	—	2,724	10,519	13,243
Total Ag Services and Oilseeds	7,350	818	8,168	71,395	79,563
Carbohydrate Solutions					
Starches and Sweeteners	7,696	—	7,696	2,555	10,251
Vantage Corn Processors	3,710	—	3,710	—	3,710
Total Carbohydrate Solutions	11,406	—	11,406	2,555	13,961
Nutrition					
Human Nutrition	3,769	—	3,769	—	3,769
Animal Nutrition	3,867	—	3,867	—	3,867
Total Nutrition	7,636	—	7,636	—	7,636
Total Segment Revenues	26,392	818	27,210	73,950	101,160
Other Business	396	—	396	—	396
Total Revenues	$ 26,788	$ 818	$ 27,606	$ 73,950	$ 101,556

[1] Topic 815 revenue relates to the physical delivery or the settlement of the Company's sales contracts accounted for as derivatives and are outside the scope of Topic 606.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Ag Services and Oilseeds

The Ag Services and Oilseeds segment generates revenue from the sale of commodities, from service fees for the transportation of goods, from the sale of products manufactured in its global processing facilities, and from its structured trade finance activities.

The Company engages in various structured trade finance activities to leverage its global trade flows whereby the Company obtains letters of credit (LCs) to guarantee payments on both global purchases and sales of grain. LCs guaranteeing payment on grain sales are sold on a non-recourse basis with no continuing involvement. The Company earns returns from the difference in interest rates between the LCs that guarantee payment on the underlying purchases and sales of grain given the differing risk profiles of the underlying transactions. The net return related to structured trade finance activities is included in revenue and was not significant for the years ended December 31, 2024, 2023, and 2022.

Carbohydrate Solutions

The Carbohydrate Solutions segment generates revenue from the sale of products manufactured at the Company's global corn and wheat milling facilities around the world. Revenue is recognized when control over products is transferred to the customer. Products are shipped to customers from the Company's various facilities and from its network of storage terminals. The amount of revenue recognized is based on the consideration specified in the contract which could include freight and other costs depending on the specific shipping terms of each contract.

Nutrition

The Nutrition segment sells ingredients and solutions including plant-based proteins, natural flavors, flavor systems, natural colors, emulsifiers, soluble fiber, polyols, hydrocolloids, probiotics, prebiotics, postbiotics, enzymes, botanical extracts, edible beans, formula feeds, animal health and nutrition products, pet food and treats, and other specialty food and feed ingredients. Revenue is recognized when control over products is transferred to the customer. The amount of revenue recognized follows the contracted price or the mutually agreed price of the product.

Other Business

Other Business includes the Company's futures commission business whose primary sources of revenue are commissions and brokerage income generated from executing orders and clearing futures contracts and options on futures contracts on behalf of its customers. Commissions and brokerage revenue are recognized on the date the transaction is executed.

Other Business also includes the Company's captive insurance business which generates third party revenue through its proportionate share of premiums from third-party reinsurance pools. Reinsurance premiums are recognized on a straight-line basis over the period underlying the policy.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3.   Acquisitions

During the year ended December 31, 2024, the Company acquired Revela Foods, LLC ("Revela"), a Wisconsin-based developer and manufacturer of innovative dairy flavor ingredients and solutions, Fuerst Day Lawson Ltd. ("FDL"), a UK-based leading developer and producer of premium flavor and functional ingredient systems, PT Trouw Nutrition Indonesia ("PT"), a leading provider of functional and nutritional solutions for livestock farming in Indonesia, and Totally Natural Solutions Ltd. ("TNS"), a UK-based hops flavoring producer, for an aggregate cash consideration of $948 million.

The aggregate cash consideration of these acquisitions, net of $21 million in cash acquired, was allocated as follows, subject to final measurement period adjustments (in millions).

	Revela	FDL	PT	TNS	Total
Working capital, net of cash acquired	$ 49	$ 10	$ 6	$ 2	$ 67
Property, plant, and equipment	38	33	6	2	79
Goodwill	409	136	3	9	557
Other intangible assets	166	93	—	10	269
Other long-term assets	28	10	—	—	38
Long-term liabilities	(42)	(41)	—	—	(83)
Aggregate cash consideration, net of cash acquired	$ 648	$ 241	$ 15	$ 23	$ 927

Goodwill recorded in connection with the acquisitions is primarily attributable to the synergies expected to arise after the Company's acquisition of the businesses. Of the $557 million allocated to goodwill, $373 million is expected to be deductible for tax purposes.

These acquisitions add capabilities to the Company's Nutrition segment. The Company's Consolidated Statements of Earnings for the year ended December 31, 2024 includes the post-acquisition results of the acquired businesses which were immaterial.

The following table sets forth the fair values and the useful lives of the other intangible assets acquired as of December 31, 2024.

	Useful Lives	Revela	FDL	TNS	Total
	(In years)	(In millions)			
Intangible assets with finite lives:					
Customer lists	10 to 18	$ 124	$ 73	$ 8	$ 205
Recipes and others	10 to 21	42	20	2	64
Total other intangible assets acquired		$ 166	$ 93	$ 10	$ 269

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4.   Fair Value Measurements

The following tables set forth, by level, the Company's assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2024 and 2023 (in millions).

	Fair Value Measurements at December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets:				
Inventories carried at market	$ —	$ 3,930	$ 3,031	$ 6,961
Unrealized derivative gains:				
Commodity contracts	—	404	427	831
Foreign exchange contracts	—	272	—	272
Interest rate contracts	—	5	—	5
Cash equivalents	70	—	—	70
Marketable securities	246	—	—	246
Segregated investments	1,681	—	—	1,681
Total Assets	$ 1,997	$ 4,611	$ 3,458	$ 10,066
Liabilities:				
Unrealized derivative losses:				
Commodity contracts	$ —	$ 355	$ 405	$ 760
Foreign exchange contracts	—	212	—	212
Inventory-related payables	—	654	88	742
Total Liabilities	$ —	$ 1,221	$ 493	$ 1,714

	Fair Value Measurements at December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets:				
Inventories carried at market	$ —	$ 4,274	$ 2,713	$ 6,987
Unrealized derivative gains:				
Commodity contracts	—	628	731	1,359
Foreign currency contracts	—	187	—	187
Cash equivalents	209	—	—	209
Segregated investments	1,362	—	—	1,362
Total Assets	$ 1,571	$ 5,089	$ 3,444	$ 10,104
Liabilities:				
Unrealized derivative losses:				
Commodity contracts	$ —	$ 500	$ 457	$ 957
Foreign currency contracts	—	144	—	144
Inventory-related payables	—	1,219	101	1,320
Total Liabilities	$ —	$ 1,863	$ 558	$ 2,421

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories Carried at Market and Inventory-Related Payables

Estimated fair values of inventories and inventory-related payables stated at market are based on exchange-quoted prices, adjusted for differences in local markets and quality, referred to as basis. Market valuations for the Company's inventories are adjusted for location and quality (basis) because the exchange-quoted prices represent contracts that have standardized terms for commodity, quantity, future delivery period, delivery location, and commodity quality or grade.

The basis adjustments are generally determined using inputs from competitor and broker quotations or market transactions and are considered observable. Basis adjustments are impacted by specific local supply and demand characteristics at each facility and the overall market. Factors such as substitute products, weather, fuel costs, contract terms, and futures prices also impact the movement of these basis adjustments. In some cases, the basis adjustments are unobservable because they are supported by little to no market activity.

When unobservable inputs have a significant impact (more than 10%) on the measurement of fair value, the inventory is classified in Level 3. Changes in the fair value of inventories and inventory-related payables are recognized in the Consolidated Statements of Earnings as a component of cost of products sold.

Unrealized Derivative Gains and Losses

Derivative contracts include exchange-traded commodity futures and options contracts, forward commodity purchase and sale contracts, and over-the-counter (OTC) instruments related primarily to agricultural commodities, energy, interest rates, and foreign currencies.

Substantially all of the Company's exchange-traded commodity futures and options contracts are cash-settled on a daily basis and, therefore, are not included in these tables.

Fair value for forward commodity purchase and sale contracts is estimated based on exchange-quoted prices adjusted for differences in local markets. Market valuations for the Company's forward commodity purchase and sale contracts are adjusted for location (basis) because the exchange-quoted prices represent contracts that have standardized terms for commodity, quantity, future delivery period, delivery location, and commodity quality or grade.

The basis adjustments are generally determined using inputs from competitor and broker quotations or market transactions and are considered observable. Basis adjustments are impacted by specific local supply and demand characteristics at each facility and the overall market. Factors such as substitute products, weather, fuel costs, contract terms, and futures prices also impact the movement of these basis adjustments. In some cases, the basis adjustments are unobservable because they are supported by little to no market activity.

When observable inputs are available for substantially the full term of the contract, it is classified in Level 2. When unobservable inputs have a significant impact (more than 10%) on the measurement of fair value, the contract is classified in Level 3. Except for certain derivatives designated as cash flow hedges, changes in the fair value of commodity-related derivatives are recognized in the Consolidated Statements of Earnings as a component of cost of products sold. Changes in the fair value of foreign currency-related derivatives are recognized in the Consolidated Statements of Earnings as a component of revenues, cost of products sold, and other (income) expense - net, depending upon the purpose of the contract. The changes in the fair value of derivatives designated as effective cash flow hedges are recognized in the Consolidated Balance Sheets as a component of AOCI until the hedged items are recorded in earnings or it is probable the hedged transaction will no longer occur.

Cash Equivalents

The Company's cash equivalents are comprised of money market funds valued using quoted market prices and are classified as Level 1.

Marketable Securities

The Company's marketable securities are comprised of foreign government securities. Government securities are valued using quoted market prices and are classified as Level 1.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segregated Investments

The Company's segregated investments are comprised of U.S. Treasury securities. U.S. Treasury securities are valued using quoted market prices and are classified as Level 1.

The following tables present a rollforward of the activity of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2024 and 2023 (in millions).

	Level 3 Fair Value Assets Measurements at December 31, 2024		
	Inventories Carried at Market	Commodity Derivative Contracts Gains	Total
Opening balance, January 1, 2024	$ 2,713	$ 731	$ 3,444
Total increase (decrease) in net realized/unrealized gains included in cost of products sold	646	1,010	1,656
Purchases	16,296	—	16,296
Sales	(16,609)	—	(16,609)
Settlements	—	(1,369)	(1,369)
Transfers into Level 3	1,416	241	1,657
Transfers out of Level 3	(1,431)	(186)	(1,617)
Closing balance, December 31, 2024 [(1)]	$ 3,031	$ 427	$ 3,458

[(1)] Includes increase in unrealized gains of $1.7 billion relating to Level 3 assets still held at December 31, 2024.

	Level 3 Fair Value Liabilities Measurements at December 31, 2024		
	Inventory-related Payables	Commodity Derivative Contracts Losses	Total
Opening balance, January 1, 2024	$ 101	$ 457	$ 558
Total increase (decrease) in net realized/unrealized losses included in cost of products sold and interest expense	(12)	1,124	1,112
Purchases	79	—	79
Sales	(81)	—	(81)
Settlements	—	(1,142)	(1,142)
Transfers into Level 3	1	68	69
Transfers out of Level 3	—	(102)	(102)
Closing balance, December 31, 2024 [(1)]	$ 88	$ 405	$ 493

[(1)] Includes increase in unrealized losses of $1.1 billion relating to Level 3 liabilities still held at December 31, 2024.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Level 3 Fair Value Assets Measurements at December 31, 2023		
	Inventories Carried at Market	Commodity Derivative Contracts Gains	Total
Opening balance, January 1, 2023	$ 2,760	$ 541	$ 3,301
Total increase (decrease) in net realized/unrealized gains included in cost of products sold	432	1,460	1,892
Purchases	29,929	—	29,929
Sales	(30,038)	—	(30,038)
Settlements	(4)	(1,559)	(1,563)
Transfers into Level 3	1,584	371	1,955
Transfers out of Level 3	(1,950)	(82)	(2,032)
Closing balance, December 31, 2023 [(1)]	$ 2,713	$ 731	$ 3,444

[(1)] Includes increase in unrealized gains of $2.1 billion relating to Level 3 assets still held at December 31, 2023.

	Level 3 Fair Value Liabilities Measurements at December 31, 2023			
	Inventory-related Payables	Commodity Derivative Contracts Losses	Debt Conversion Option	Total
Opening balance, January 1, 2023	$ 89	$ 603	$ 6	$ 698
Total increase (decrease) in net realized/unrealized losses included in cost of products sold and interest expense	5	1,303	(6)	1,302
Purchases	49	—	—	49
Settlements	(35)	(1,583)	—	(1,618)
Transfers into Level 3	1	157	—	158
Transfers out of Level 3	(8)	(23)	—	(31)
Closing balance, December 31, 2023 [(1)]	$ 101	$ 457	$ —	$ 558

[(1)] Includes increase in unrealized losses of $1.3 billion relating to Level 3 liabilities still held at December 31, 2023.

Transfers into Level 3 of assets and liabilities previously classified in Level 2 were due to the relative value of unobservable inputs to the total fair value measurement of certain products and derivative contracts rising above the 10% threshold. Transfers out of Level 3 were primarily due to the relative value of unobservable inputs to the total fair value measurement of certain products and derivative contracts falling below the 10% threshold and thus permitting reclassification to Level 2.

In some cases, the price components that result in differences between exchange-traded prices and local prices for inventories and commodity purchase and sale contracts are observable based upon available quotations for these pricing components, and in some cases, the differences are unobservable. These price components primarily include transportation costs and other adjustments required due to location, quality, or other contract terms. In the table below, these other adjustments are referred to as basis.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the weighted average percentage of the unobservable price components included in the Company's Level 3 valuations as of December 31, 2024 and 2023. The Company's Level 3 measurements may include basis only, transportation cost only, or both price components. As an example, for Level 3 inventories with basis, the unobservable component as of December 31, 2024 was a weighted average 24.9% of the total price for assets and 31.3% of the total price for liabilities.

| | Weighted Average % of Total Price | | | |
| | December 31, 2024 | | December 31, 2023 | |
Component Type	Assets	Liabilities	Assets	Liabilities
Inventories and Related Payables				
Basis	24.9%	31.3%	25.0%	33.2%
Transportation cost	10.8%	—%	11.5%	—%
Commodity Derivative Contracts				
Basis	21.8%	23.4%	24.2%	24.9%
Transportation cost	10.8%	10.8%	9.3%	3.2%

In certain of the Company's principal markets, the Company relies on price quotes from third parties to value its inventories and physical commodity purchase and sale contracts. These price quotes are generally not further adjusted by the Company in determining the applicable market price. In some cases, availability of third-party quotes is limited to only one or two independent sources. In these situations, absent other corroborating evidence, the Company considers these price quotes as 100% unobservable and, therefore, the fair value of these items is reported in Level 3.

Note 5.   Derivative Instruments & Hedging Activities

Derivatives Not Designated as Hedging Instruments

The majority of the Company's derivative instruments have not been designated as hedging instruments. The Company uses exchange-traded futures and exchange-traded and OTC options contracts to manage its net position of merchandisable agricultural product inventories and forward cash purchase and sales contracts to reduce price risk caused by market fluctuations in agricultural commodities and foreign currencies. The Company also uses exchange-traded futures and exchange-traded and OTC options contracts as components of merchandising strategies designed to enhance margins. The results of these strategies can be significantly impacted by factors such as the correlation between the value of exchange-traded commodities futures contracts and the value of the underlying commodities, counterparty contract defaults, and volatility of freight markets.

Derivatives, including exchange traded contracts and forward commodity purchase or sale contracts, and inventories of certain merchandisable agricultural products, which include amounts acquired under deferred pricing contracts, are stated at fair value or market value. Inventory is not a derivative and therefore fair values of and changes in fair values of inventories are not included in the tables below.

The following table sets forth the fair value of derivatives not designated as hedging instruments as of December 31, 2024 and 2023 (in millions).

| | December 31, 2024 | | December 31, 2023 | |
	Assets	Liabilities	Assets	Liabilities
Foreign Currency Contracts	$ 272	$ 102	$ 187	$ 122
Commodity Contracts	828	760	1,343	957
Total	$ 1,100	$ 862	$ 1,530	$ 1,079

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the pre-tax gains (losses) on derivatives not designated as hedging instruments that have been included in the Consolidated Statements of Earnings for the years ended December 31, 2024, 2023, and 2022 (in millions).

	Revenues		Cost of products sold		Interest Expense		Other expense (income) - net		Total
For the Year Ended December 31, 2024									
Pre-tax gains (losses) on:									
Foreign Currency Contracts	$	29	$	(388)	$	—	$	142	
Commodity Contracts		—		391		—		—	
Total gain (loss) recognized in earnings	$	29	$	3	$	—	$	142	$ 174
For the Year Ended December 31, 2023									
Pre-tax gains (losses) on:									
Foreign Currency Contracts	$	(33)	$	322	$	—	$	43	
Commodity Contracts		—		619		—		—	
Debt Conversion Option		—		—		6		—	
Total gain (loss) recognized in earnings	$	(33)	$	941	$	6	$	43	$ 957
For the Year Ended December 31, 2022									
Pre-tax gains (losses) on:									
Foreign Currency Contracts	$	(42)	$	367	$	—	$	194	
Commodity Contracts		—		(120)		—		—	
Debt Conversion Option		—		—		9		—	
Total gain (loss) recognized in earnings	$	(42)	$	247	$	9	$	194	$ 408

Changes in the market value of inventories of certain merchandisable agricultural commodities, inventory-related payables, forward cash purchase and sales contracts, exchange-traded futures, and exchange-traded and OTC options contracts are recognized in earnings immediately as a component of cost of products sold.

Changes in the fair value of foreign currency-related derivatives are recognized in the Consolidated Statements of Earnings as a component of revenues, cost of products sold, and other (income) expense - net depending on the purpose of the contract.

Derivatives Designated as Hedging Instruments

The Company had certain derivatives designated as cash flow and net investment hedges as of December 31, 2024 and 2023. In addition, the Company had certain derivatives designated as fair value hedges as of December 31, 2024.

Cash Flow Hedges

For derivative instruments that are designated and qualify as highly-effective cash flow hedges (i.e., hedging the exposure to variability in expected future cash flow that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of AOCI and as an operating activity in the statement of cash flows and reclassified into earnings in the same line item affected by the hedged transaction and in the same period or periods during which the hedged transaction affects earnings. Hedge components excluded from the assessment of effectiveness and gains and losses related to discontinued hedges are recognized in the Consolidated Statements of Earnings during the relevant period.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For each of the hedge programs described below, the derivatives are designated as cash flow hedges. The changes in the market value of such derivative contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Once the hedged item is recognized in earnings, the gains and losses arising from the hedge are reclassified from AOCI to either revenues or cost of products sold, as applicable.

The Company uses futures or options contracts to hedge the purchase price of anticipated volumes of corn to be purchased and processed in a future month. The objective of this hedging program is to reduce the variability of cash flows associated with the Company's forecasted purchases of corn. The Company's corn processing plants normally grind approximately 59 million bushels per month. During the past 12 months, the Company hedged between 12% and 31% of its monthly grind. At December 31, 2024, the Company had designated hedges representing between 9% to 26% of its anticipated monthly grind of corn for the next 12 months.

The Company uses futures and options contracts to hedge the purchase price of anticipated volumes of soybeans to be purchased and processed in a future month for certain of its U.S. soybean crush facilities, subject to certain program limits. The Company also uses futures or options contracts to hedge the sales prices of anticipated soybean meal and soybean oil sales proportionate to the soybean crushing process at these facilities, subject to certain program limits. During the past 12 months, the Company hedged between 76% and 100% of the anticipated monthly soybean crush for soybean purchases and soybean meal and oil sales at the designated facilities. At December 31, 2024, the Company had designated hedges representing between 5% and 100% of the anticipated monthly soybean crush for soybean purchases and soybean meal and oil sales at the designated facilities over the next 12 months.

The Company uses futures and OTC swaps to hedge the purchase price of anticipated volumes of natural gas consumption in a future month for certain of its facilities in North America and Europe, subject to certain program limits. During the past 12 months, the Company hedged between 41% and 74% of the anticipated monthly natural gas consumption at the designated facilities. At December 31, 2024, the Company had designated hedges representing between 35% and 50% of the anticipated monthly natural gas consumption over the next 12 months.

As of December 31, 2024 and 2023, the Company had after-tax losses of $13 million and after-tax gains of $42 million in AOCI, respectively, related to gains and losses from these programs. The Company expects to recognize $13 million of the 2024 after-tax losses in its Consolidated Statements of Earnings during the next 12 months.

Fair Value Hedges

The Company uses interest rate swaps designated as fair value hedges to protect the fair value of fixed-rate debt due to changes in interest rates. The changes in the fair value of the interest rate swaps and the underlying fixed-rate debt is recognized in the Consolidated Statements of Earnings during the current period. The terms of the interest rate swaps match the terms of the underlying debt. The Company executed fixed-to-floating rate interest rate swaps with an aggregate notional amount of $500 million as of December 31, 2024. As of December 31, 2024, the Company had pre-tax gains of $5 million in other current assets related to interest rate swaps and a corresponding offset to the underlying debt for the same amount, with no net impact to earnings.

Net Investment Hedges

The Company uses cross-currency swaps and foreign exchange forwards designated as net investment hedges to protect the Company's investment in a foreign subsidiary against changes in foreign currency exchange rates. The Company had USD-fixed to Euro-fixed cross-currency swaps with an aggregate notional amount of $394 million and $805 million as of December 31, 2024 and 2023, respectively, and foreign exchange forwards with an aggregate notional amount of $2.1 billion as of each of December 31, 2024 and 2023. Amounts excluded from the assessment of hedge effectiveness are immaterial for all periods presented.

As of December 31, 2024 and 2023, the Company had after-tax losses of $99 million and $5 million in AOCI, respectively, related to foreign exchange gains and losses from net investment hedge transactions. The amount is deferred in AOCI until the underlying investment is divested.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the fair value of derivatives designated as hedging instruments as of December 31, 2024 and 2023 (in millions).

| | December 31, 2024 | | December 31, 2023 | |
	Assets	Liabilities	Assets	Liabilities
Commodity Contracts	$ 3	$ —	$ 16	$ —
Interest Rate Contracts	5	—	—	—
Foreign Currency Contracts	—	110	—	22
Total	$ 8	$ 110	$ 16	$ 22

The following table sets forth the pre-tax gains (losses) on derivatives designated as cash flow hedging instruments that have been included in the Consolidated Statements of Earnings for the years ended December 31, 2024, 2023, and 2022 (in millions).

	Cost of products sold
For the Year Ended December 31, 2024	
Pre-tax gains (losses) on:	
Commodity Contracts	$ (77)
For the Year Ended December 31, 2023	
Pre-tax gains (losses) on:	
Commodity Contracts	$ 322
For the Year Ended December 31, 2022	
Pre-tax gains (losses) on:	
Commodity Contracts	$ 351

The Company has also designated $674 million (€650 million) of its outstanding long-term debt and commercial paper borrowings at each of December 31, 2024 and 2023, as hedges of its net investment in a foreign subsidiary. As of December 31, 2024 and 2023, the Company had after-tax gains of $251 million and $212 million in AOCI, respectively, related to foreign exchange gains and losses from the net investment hedge transactions. The amount is deferred in AOCI until the underlying investment is divested.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6.   Other Current Assets

The following table sets forth the items in other current assets (in millions):

	December 31, 2024	December 31, 2023
Unrealized gains on derivative contracts	$ 1,108	$ 1,546
Margin deposits and grain accounts	516	560
Customer omnibus receivable	872	1,052
Financing receivables - net [1]	258	237
Insurance premiums receivable	76	61
Prepaid expenses	279	445
Biodiesel tax credit	104	119
Tax receivables	539	491
Non-trade receivables	393	304
Other current assets	224	167
	$ 4,369	$ 4,982

[1] Interest earned on financing receivables of $18 million, $21 million, and $15 million for the years ended December 31, 2024, 2023, and 2022, respectively, is included in Interest and investment income in the Consolidated Statements of Earnings.

Note 7.   Accrued Expenses and Other Payables

The following table sets forth the items in accrued expenses and other payables (in millions).

	December 31, 2024	December 31, 2023
Unrealized losses on derivative contracts	$ 972	$ 1,101
Accrued compensation	346	439
Income tax payable	167	284
Other taxes payable	138	172
Accrued interest payable	153	142
Insurance liabilities	172	117
Contract liabilities [1]	534	626
Other deferred income	156	150
Other accruals and payables	1,092	1,045
	$ 3,730	$ 4,076

[1] Contract liabilities relate to advance payments from customers for goods and services the Company has yet to provide. Revenues recognized in the year ended December 31, 2024 from contract liabilities as of December 31, 2023 were $529 million.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8.   Investments in and Advances to Affiliates

The Company applies the equity method of accounting for investments in investees over which the Company has the ability to exercise significant influence.

Wilmar Investment

The Company had a 22.5% share ownership in Wilmar as of December 31, 2024 and 2023. During the year ended December 31, 2024, the Company's investment in Wilmar was written down to its fair value, resulting in a pre-tax impairment charge of $461 million recorded in asset impairment, exit, and restructuring costs within the Consolidated Statement of Earnings. Subsequent to this impairment, the Company continues to monitor its investment in Wilmar for impairment. The Company's investment in Wilmar had a carrying value of $3.9 billion as of December 31, 2024, and a market value of $3.2 billion based on the quoted Singapore Exchange market price, converted to U.S. dollars at the applicable exchange rate, at December 31, 2024.

In accordance with its accounting policy, as of December 31, 2024, the Company evaluated several factors in its determination of whether an other-than-temporary impairment of its investment in Wilmar had occurred as of that date. This included consideration of the short duration of the carrying value being above Wilmar's stock price, the recent performance of Wilmar's stock price as quoted on the Singapore Exchange, latest consensus analyst forecasts, Wilmar's long history of earnings and dividends and the Company's continued representation on Wilmar's Board. The Company considers its investment in Wilmar a significant and strategic relationship and has the intent and ability to retain its investment in Wilmar for a period of time sufficient to allow for any anticipated recovery in market value. Based on the evaluation of the factors above, the Company does not consider the investment to be other-than temporarily impaired at December 31, 2024. The Company will continue to reassess its investment in Wilmar which may result in the recognition of an other-than-temporary impairment in the future.

Other Investments

As of December 31, 2024, the Company also holds equity method investments in Pacificor (32.2%), Stratas Foods LLC (50.0%), Edible Oils Limited (50.0%), Olenex (37.5%), SoyVen (50.0%), Hungrana Ltd (50.0%), Almidones Mexicanos S.A. (50.0%), Terminal de Grãos Ponta da Montanha S.A. (50.0%), Gradable, LLC (50.0%), Aston Foods and Food Ingredients (50.0%), Red Star Yeast Company, LLC (40.0%), LSCP, LLLP (22.1%), Vimison S.A. de C.V. (45.3%), ADM Matsutani LLC (50%), Matsutani Singapore Pte. Ltd. (50%), ADM Vland Biotech Shandong Co., Ltd. (50%), Dusial S.A. (42.8%), and Vitafort ZRT (34.3%).

Summarized Financial Information

The Company had 69 and 73 unconsolidated domestic and foreign affiliates as of December 31, 2024 and 2023, respectively. The following tables summarize the aggregated balance sheets as of December 31, 2024 and 2023, and the aggregated statements of earnings of the Company's unconsolidated affiliates for the years ended December 31, 2024, 2023, and 2022 (in millions).

| | December 31, | |
	2024	**2023**
Current assets	$ 33,065	$ 41,032
Non-current assets	28,962	29,773
Current liabilities	(27,357)	(33,812)
Non-current liabilities	(8,772)	(8,973)
Non-controlling interests	(2,499)	(2,489)
Net assets	$ 23,399	$ 25,531

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31		
	2024	**2023**	**2022**
Revenues	$ **77,251**	$ 85,754	$ 109,448
Gross profit	**3,673**	4,261	8,946
Net earnings	**2,036**	2,452	3,140

The Company's share of the undistributed earnings of its unconsolidated affiliates as of December 31, 2024 was $6.1 billion.

Transactions and Balances with Investees

Net sales to unconsolidated affiliates during the years ended December 31, 2024, 2023, and 2022 were $6.7 billion, $7.0 billion, and $7.8 billion, respectively.

Accounts receivable due from unconsolidated affiliates as of December 31, 2024 and 2023 was $342 million and $167 million, respectively.

The Company provides credit facilities totaling $142 million to seven unconsolidated affiliates. One facility that bears interest at 5.9% has an outstanding balance of $2 million, one facility that bears interest at 6.9% has an outstanding balance of $7.5 million, and one facility that bears interest at 4.2% has an outstanding balance of $7.5 million while the remaining facilities have no outstanding balance as of December 31, 2024. The outstanding balance is included in other current assets in the Company's Consolidated Balance Sheets.

Note 9.   Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill by reportable segment and Other Business for the years ended December 31, 2024 and 2023 are as follows (in millions):

	Ag Services & Oilseeds	Carbohydrate Solutions	Nutrition	Other Business	Total
Balance at December 31, 2022	$ 193	$ 224	$ 3,731	$ 14	$ 4,162
Acquisitions	20	—	—	—	20
Impairments	—	—	(137)	—	(137)
Currency translation adjustments and other	22	—	46	(10)	58
Balance at December 31, 2023	$ 235	$ 224	$ 3,640	$ 4	$ 4,103
Acquisitions	—	—	557	—	**557**
Currency translation adjustments and other	(17)	(8)	(127)	1	(151)
Balance at December 31, 2024	$ 218	$ 216	$ 4,070	$ 5	$ 4,509

As of each of December 31, 2024 and 2023, accumulated impairment for goodwill was $156 million.

During the year ended December 31, 2024, the Company evaluated goodwill for impairment using a qualitative assessment for two reporting units and using a quantitative assessment for five reporting units.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Per the results of the impairment testing within the Ag Services and Oilseeds (AS&O) reportable segment for the year ended December 31, 2024, the estimated fair value of the Ag Services, Crushing, and RPO reporting units evaluated for impairment using a quantitative assessment was in excess of 128%, 191% and 209% of its carrying value, respectively, and no impairment was recorded for any of the AS&O reporting units. Per the results of the impairment testing within the Nutrition reportable segment for the year ended December 31, 2024, the estimated fair value of the Animal Nutrition and Human Nutrition reporting units evaluated for impairment using a quantitative assessment was in excess of 7% and 32% of its carrying value, respectively, and no impairment was recorded for either of the Nutrition reporting units.

The Company used a combination of the income and market approaches when performing the quantitative assessment of goodwill for the Animal Nutrition reporting unit. The Company weighted the income approach with a probability weight of 75%, as it is based on the future business plans and growth estimates for the Company's Animal Nutrition business and thus considers short-term and long-term cash flow expectations for the business. The market approach was weighted less heavily at 25%, as it represents an estimate of fair value based on market guideline companies for which future growth expectations are not precisely known.

During the year ended December 31, 2023, the Company recorded a goodwill impairment charge of $137 million related to the Animal Nutrition reporting unit that was evaluated for impairment using a quantitative assessment. The decline in the fair value of the Animal Nutrition reporting unit was primarily driven by a higher discount rate due to changes in the underlying business performance and industry conditions as well as the macroeconomic environment, causing a decline in the projected cash flows. Following the recording of the impairment charge, the remaining carrying value of goodwill in the Animal Nutrition reporting unit as of December 31, 2023 was $946 million. There was no goodwill impairment charge recorded for the year ended December 31, 2022.

Other Intangible Assets

The following table sets forth the detail on other intangible assets.

	Useful Life		December 31, 2024			December 31, 2023		
			Gross Amount	Accumulated Amortization	Net	Gross Amount	Accumulated Amortization	Net
	(In years)				(In millions)			
Intangible assets with indefinite lives:								
Trademarks/brands			$ 290	$ —	$ 290	$ 375	$ —	$ 375
Other			—	—	—	58	—	58
Intangible assets with definite lives:								
Trademarks/brands	5 to 20		86	(42)	44	53	(35)	18
Customer lists	1 to 30		1,687	(708)	979	1,544	(627)	917
Capitalized software and related costs	5 to 8		964	(612)	352	950	(523)	427
Land rights	20 to 65		89	(27)	62	107	(30)	77
Other intellectual property	5 to 20		187	(142)	45	211	(135)	76
Recipes and other	1 to 35		620	(339)	281	511	(304)	207
Intangible assets in process			207	—	207	83	—	83
Total			$ 4,130	$ (1,870)	$ 2,260	$ 3,892	$ (1,654)	$ 2,238

The changes in the gross amounts during the year ended December 31, 2024 were primarily related to acquisitions of $269 million, and additions to capitalized software and intangible assets in process of $134 million, partially offset by foreign currency and other adjustments of $122 million and impairments of $43 million.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Aggregate amortization expense was $266 million, $234 million, and $235 million for the years ended December 31, 2024, 2023, and 2022, respectively, of which $89 million, $72 million, and $69 million, respectively, were for amortization of capitalized software and related costs.

The estimated future annual amortization expense for the next five years for intangible assets recorded at December 31, 2024 is $285 million, $284 million, $272 million, $266 million, and $205 million, respectively.

Note 10.   Debt Financing Arrangements

The Company's long-term debt consisted of the following (in millions, except as noted):

Debt Instrument				
Interest Rate	**Face Amount**	**Due Date**	**December 31, 2024**	**December 31, 2023**
1.000% Notes	€650 million	2025	$ 672	$ 717
2.500% Notes	$1 billion	2026	999	998
7.500% Debentures	$147 million	2027	147	147
6.750% Debentures	$103 million	2027	103	103
6.625% Debentures	$144 million	2029	144	144
3.250% Notes	$1 billion	2030	993	991
7.000% Debentures	$160 million	2031	161	159
2.900% Notes	$750 million	2032	745	744
5.935% Debentures	$336 million	2032	337	334
4.500% Notes	$500 million	2033	493	492
5.375% Debentures	$432 million	2035	426	426
6.450% Debentures	$103 million	2038	103	102
5.765% Debentures	$297 million	2041	297	297
4.535% Debentures	$383 million	2042	291	288
4.016% Debentures	$371 million	2043	266	263
3.750% Notes	$408 million	2047	403	403
4.500% Notes	$600 million	2049	589	589
2.700% Notes	$750 million	2051	732	732
6.950% Debentures	$157 million	2097	154	154
Other			199	177
Total long-term debt including current maturities			8,254	8,260
Current maturities			(674)	(1)
Total long-term debt			$ 7,580	$ 8,259

Discount amortization expense, net of premium amortization, of $13 million, $15 million, and $6 million for the years ended December 31, 2024, 2023, and 2022, respectively, are included in interest expense related to the Company's long-term debt.

At December 31, 2024, the fair value of the Company's long-term debt, excluding current portion, was $7.1 billion, as estimated using quoted market prices (a Level 2 measurement under applicable accounting standards), compared to a carrying value of $7.6 billion.

The Company's credit facilities and certain debentures require the Company to comply with specified financial and non-financial covenants including maintenance of minimum tangible net worth as well as limitations related to incurring liens, secured debt, and certain other financing arrangements. The Company was in compliance with these covenants as of December 31, 2024.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The aggregate future maturities of long-term debt as of December 31, 2024 are as follows (in millions):

	Amount
2025	$ 675
2026	1,007
2027	265
2028	1
2029	145
Thereafter	6,428
Total estimated future maturities	$ 8,521

At December 31, 2024, the Company had lines of credit, including the accounts receivable securitization programs described below, totaling $13.0 billion, of which $9.1 billion was unused.

The Company had outstanding standby letters of credit and surety bonds at December 31, 2024 and 2023, totaling $1.4 billion and $1.6 billion, respectively.

The Company has accounts receivable securitization programs (the "Programs"). The Programs provide the Company with up to $2.8 billion in funding resulting from the sale of accounts receivable. As of December 31, 2024, the Company utilized $2.0 billion of its facility under the Programs. See Note 19. Sale of Accounts Receivable for further information on the Programs.

The weighted average interest rates on short-term borrowings outstanding at December 31, 2024 and 2023, were 4.7% and 7.4%, respectively. Of the Company's total lines of credit, $5.1 billion supported the combined U.S. and European commercial paper borrowing programs, against which there was $1.7 billion of commercial paper outstanding at December 31, 2024.

Credit Ratings

As of December 31, 2024, the three major credit rating agencies maintained the Company's credit ratings at investment grade levels with a negative outlook.

Note 11.   Stock Compensation

Total compensation expense for stock option grants, Restricted Stock Awards, and PSUs recognized during the years ended December 31, 2024, 2023, and 2022 was $74 million, $112 million, and $147 million, respectively. Changes in incentive compensation expense from period to period are primarily caused by the level of attainment of the PSU performance criteria described below.

Stock Option Grants

The Company's employee stock compensation plans provide for the granting of options to employees to purchase common stock of the Company pursuant to the Company's 2020 Incentive Compensation Plan. These options are issued at market value on the date of grant, vest incrementally over one year to five years, and expire ten years after the date of grant.

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option pricing model. The volatility assumption used in the Black-Scholes single option pricing model is based on the historical volatility of the Company's stock. The volatility of the Company's stock was calculated based upon the monthly closing price of the Company's stock for the period immediately prior to the date of grant corresponding to the average expected life of the grant. The average expected life represents the period of time that option grants are expected to be outstanding. The risk-free rate is based on the rate of U.S. Treasury zero-coupon issues with a remaining term equal to the expected life of option grants. No options were granted in 2024, 2023, and 2022.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of option activity during 2024 is presented below (in thousands, except per share amounts):

	Shares	Weighted-Average Exercise Price
Shares under option at December 31, 2023	1,614	$37.11
Exercised	(567)	44.38
Shares under option at December 31, 2024	1,047	$33.18
Exercisable at December 31, 2024	1,047	$33.18

The weighted-average remaining contractual term of options outstanding and exercisable at December 31, 2024, was 1 year.

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2024, was $19 million. The total intrinsic values of options exercised during the years ended December 31, 2024, 2023, and 2022, were $9 million, $20 million, and $117 million, respectively. Cash proceeds received from options exercised during the years ended December 31, 2024, 2023, and 2022, were $25 million, $20 million, and $90 million, respectively, and are presented as financing activities within the Consolidated Statements of Cash Flows under Other - net.

Restricted Stock Awards and PSUs

The Company's 2020 Incentive Compensation Plan provides for the granting of restricted stock and restricted stock units at no cost to certain officers and key employees. In addition, the Company's 2020 Incentive Compensation Plan also provides for the granting of PSUs at no cost to certain officers and key employees.

Restricted Stock Awards are made in common stock or stock units with equivalent rights and vest at the end of a restriction period of three years. Starting with the February 2023 grant, Restricted Stock Awards have a three-year graded vesting schedule and vest at 33.33% each year.

The awards for PSUs are made in common stock units and vest at the end of a vesting period of three years subject to the attainment of certain future service and Company performance criteria. During the years ended December 31, 2024, 2023, and 2022, 2.6 million, 1.7 million, and 2.3 million common stock or stock units, respectively, were granted as Restricted Stock Awards and PSUs. At December 31, 2024, there were 11.2 million shares available for future grants pursuant to the 2020 Incentive Compensation Plan.

The fair value of Restricted Stock Awards and PSUs is determined based on the market value of the Company's shares on the grant date. The weighted-average grant-date fair values of awards granted during the years ended December 31, 2024, 2023, and 2022 were $55.16, $78.90, and $70.13, respectively.

A summary of Restricted Stock Awards and PSUs activity during 2024 is presented below (in thousands, except per share amounts):

	Restricted Stock Awards and PSUs	Weighted Average Grant-Date Fair Value Per Share
Non-vested at January 1, 2024	5,332	$69.82
Granted	2,635	55.16
Vested	(2,396)	58.70
Forfeited	(286)	67.19
Non-vested at December 31, 2024	5,285	$68.77

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2024, there was $89 million of total unrecognized compensation expense related to Restricted Stock Awards and PSUs. Amounts to be recognized as compensation expense during the years ended December 31, 2025, 2026, and 2027 are expected to be $58 million, $27 million, and $4 million, respectively, based on expected Company performance and award service conditions.

The total grant-date fair value of Restricted Stock Awards and PSU's that vested during the year ended December 31, 2024 was $141 million.

Note 12.   **Other (Income) Expense – Net**

The following table sets forth the items in other (income) expense (in millions).

	Year Ended December 31					
	2024		**2023**		**2022**	
Gains on sale of assets	$	**(27)**	$	(38)	$	(78)
Other – net		**(224)**		(138)		(280)
	$	**(251)**	$	(176)	$	(358)

Other - net in the year ended December 31, 2024 included the non-service components of net pension benefit income of $18 million, net foreign exchange gains of $46 million, third party insurance recoveries of $133 million, and net other income.

Other - net for the year ended December 31, 2023 included the non-service components of net pension benefit income of $18 million, net foreign exchange gains of $85 million, and net other income.

Other - net for the year ended December 31, 2022 included a legal recovery related to the 2019 and 2020 closure of the Company's export facility in Reserve, Louisiana of $110 million, net foreign exchange gains of $105 million, a $50 million one-time payment from the USDA Biofuel Producer Recovery Program, and the non-service components of net pension benefit income of $25 million, partially offset by net other expense.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13.   Income Taxes

The following table sets forth the geographic split of earnings before income taxes (in millions).

	Year Ended December 31		
	2024	**2023**	**2022**
United States	$ **656**	$ 1,844	$ 2,725
Foreign	**1,599**	2,450	2,508
Total Earnings Before Income Taxes	$ **2,255**	$ 4,294	$ 5,233

Significant components of income tax expense are as follows (in millions):

	Year Ended December 31		
	2024	**2023**	**2022**
Current expense			
Federal	$ **108**	$ 291	$ 379
State	**8**	47	97
Foreign	**490**	513	481
	$ **606**	$ 851	$ 957
Deferred expense (benefit)			
Federal	**(99)**	(52)	23
State	**6**	(10)	7
Foreign	**(37)**	39	(119)
	$ **(130)**	$ (23)	$ (89)
Income tax expense	$ **476**	$ 828	$ 868

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of deferred tax liabilities and assets are as follows (in millions):

	December 31, 2024		December 31, 2023	
Deferred tax liabilities				
Property, plant, and equipment	$	**808**	$	827
Intangibles		**343**		358
Right of use assets		**317**		263
Equity in earnings of affiliates		**236**		214
Debt exchange		**49**		50
Reserves and other accruals		**133**		49
Other		**30**		137
	$	**1,916**	$	1,898
Deferred tax assets				
Pension and postretirement benefits	$	**95**	$	111
Inventories		**12**		20
Lease liabilities		**323**		268
Stock compensation		**36**		42
Foreign tax loss carryforwards		**386**		494
Capital loss carryforwards		**41**		42
State tax attributes		**23**		25
US carryforwards		**196**		27
Other		**111**		71
Gross deferred tax assets		**1,223**		1,100
Valuation allowances		**(223)**		(216)
Net deferred tax assets	$	**1,000**	$	884
Net deferred tax liabilities	$	**916**	$	1,014
The net deferred tax liabilities are classified as follows:				
Noncurrent assets	$	**352**	$	295
Noncurrent liabilities		**(1,268)**		(1,309)
	$	**(916)**	$	(1,014)

Net Operating Losses and Valuation Allowances

The Company had $386 million and $494 million of tax assets related to net operating loss carryforwards of certain international subsidiaries at December 31, 2024 and 2023, respectively. As of December 31, 2024, approximately $314 million of these assets have no expiration date, and the remaining $72 million expire at various times through fiscal 2034. The annual usage of certain of these assets is limited to a percentage of taxable income of the respective foreign subsidiary for the year. The Company has recorded a valuation allowance of $166 million and $160 million against these tax assets at December 31, 2024 and 2023, respectively, due to the uncertainty of their realization.

The Company had $41 million of tax assets related to foreign capital loss carryforwards at each of December 31, 2024 and 2023. The Company recorded a valuation allowance of $41 million against these tax assets at each of December 31, 2024 and 2023 due to the uncertainty of their realization.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company had $196 million of tax assets related to U.S. income tax attributes at December 31, 2024, of which $39 million will expire between 2029 and 2034, $89 million will expire in 2044, and the remaining $68 million have no expiration date.

The Company had $23 million and $25 million of tax assets related to state income tax attributes (incentive credits and net operating loss carryforwards), net of federal tax benefit, at December 31, 2024 and 2023, respectively, a majority of which will expire between 2025 and 2029. Due to the uncertainty of realization, the Company recorded a valuation allowance of $16 million and $14 million related to state income tax assets net of federal tax benefit as of December 31, 2024 and 2023, respectively. The change in the valuation allowance was related to the increase in the state income tax attributes over what was reserved in prior years.

In assessing the need for a valuation allowance, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. During 2024, the Company increased valuation allowances primarily related to net operating loss carryforwards.

The activity related to the income tax valuation allowance for the years ended December 31, 2024, 2023, and 2022 was as follows (in millions):

	Year Ended December 31		
	2024	**2023**	**2022**
Opening balance, January 1	$ **216**	$ 209	$ 281
Additions	**40**	58	18
Deductions	**(33)**	(51)	(90)
Ending balance, December 31	$ **223**	$ 216	$ 209

Income Tax Rate Reconciliation

Reconciliation of the statutory federal income tax rate to the Company's effective income tax rate on earnings is as follows:

	Year Ended December 31		
	2024	**2023**	**2022**
US Federal Statutory rate	**21.0 %**	21.0 %	21.0 %
State income taxes, net of federal tax benefit	**0.2**	0.9	1.4
Foreign earnings taxed at rates other than the U.S. statutory rate	**2.2**	(0.3)	(3.8)
Foreign currency effects/remeasurement	**(4.8)**	0.5	0.6
Withholding Tax	**1.8**	0.1	—
Impairment of Investments	**4.3**	0.5	—
Change in Uncertain Tax Position	**3.2**	0.1	0.5
Tax benefit on U.S. biodiesel credits	**(2.9)**	(1.7)	(1.2)
Second-generation biofuel credit	**(1.2)**	—	—
U.S. railroad credits	**(2.5)**	(1.5)	(1.2)
U.S. tax on foreign earnings	**0.6**	1.2	0.2
Other	**(0.8)**	(1.5)	(0.9)
Effective income tax rate	**21.1 %**	19.3 %	16.6 %

The effective tax rates for 2024 and 2023 were impacted by the tax impact of impairments on investments and the Company's geographic mix of earnings. The effective tax rate for 2022 was impacted by the Company's geographic mix of earnings and discrete tax items.

ADM's operations in foreign jurisdictions accounted for 71%, 57%, and 48% of the Company's total pre-tax earnings in fiscal years 2024, 2023, and 2022, respectively. The foreign rate differential was primarily due to various tax rates applicable to the income earned from the Company's operations in Europe, Asia, South America and the Caribbean.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Legislative Changes

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the "Inflation Act"), which includes, among other provisions, changes to the U.S. corporate income tax system, including a 15% minimum tax based on "adjusted financial statement income," and a one percent excise tax on net repurchases of stock for tax years beginning after December 31, 2022. While the Inflation Act has no immediate impact and is not expected to have a material adverse effect on ADM's results of operations going forward, the Company will continue to evaluate its impact as further information becomes available.

Other Matters

It is not practicable to determine the amount of unrecognized deferred tax liability related to any remaining undistributed earnings of foreign subsidiaries and corporate joint ventures not subject to the transition tax.

The Company has elected to pay the one-time transition tax on accumulated foreign earnings over eight years. As of December 31, 2024, the Company's remaining transition tax liability was $61 million, which will be paid in 2025.

The Company incurred U.S. taxable income of $674 million, $425 million, and $684 million related to Global Intangible Low-Taxed Income (GILTI) and deducted $16 million, $77 million, and $67 million related to Foreign Derived Intangible Income Deduction in fiscal years 2024, 2023, and 2022, respectively. The Company made an accounting policy election to treat GILTI as a period cost. The Company has recorded and will continue to record the impact of tax reform items as U.S. tax authorities issue Treasury Regulations and other guidance addressing tax reform-related changes. The additional guidance, along with the potential for additional global tax legislation changes, may affect significant deductions and income inclusions and could have a material adverse effect on the Company's net income or cash flow.

Unrecognized Tax Benefits

The following table sets forth a rollforward of activity of unrecognized tax benefits for the year ended December 31, 2024 and 2023 (in millions).

	December 31,	
	2024	2023
Opening balance, January 1	$ 168	$ 151
Net additions related to current year's tax positions	12	2
Net additions related to prior years' tax positions	57	28
Additions (adjustments) related to acquisitions	2	—
Reductions related to lapse of statute of limitations	(6)	(6)
Settlements with tax authorities	(48)	(7)
Ending balance, December 31	$ 185	$ 168

The additions and reductions in unrecognized tax benefits shown in the table included effects related to net income and shareholders' equity. The changes in unrecognized tax benefits did not have a material effect on the Company's net income or cash flow. At December 31, 2024 and 2023, the Company had accrued interest and penalties on unrecognized tax benefits of $59 million and $52 million, respectively.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is subject to income taxation and routine examinations in many jurisdictions around the world and frequently faces challenges regarding the amount of taxes due. These challenges include positions taken by the Company related to the timing, nature, and amount of deductions and the allocation of income among various jurisdictions. In its routine evaluations of the exposure associated with various tax filing positions, the Company recognizes a liability, when necessary, for estimated potential tax owed by the Company in accordance with applicable accounting standards. Resolution of the related tax positions, through negotiations with relevant tax authorities or through litigation, may take years to complete. Therefore, it is difficult to predict the timing for resolution of tax positions and the Company cannot predict or provide assurance as to the ultimate outcome of these ongoing or future examinations. However, the Company does not anticipate that the total amount of unrecognized tax benefits will increase or decrease significantly in the next twelve months. Given the long periods of time involved in resolving tax positions, the Company does not expect that the recognition of unrecognized tax benefits will have a material impact on the Company's effective income tax rate in any given period. If the total amount of unrecognized tax benefits were recognized by the Company at one time, there would be a reduction of $183 million on the tax expense for that period.

The Company remains subject to federal examination in the U.S. for the calendar tax years 2018 through 2024. In the year ended December 31, 2014, the Company's wholly-owned subsidiary in the Netherlands, ADM Europe B.V., received a tax assessment of $122 million, including interest, from the Netherlands tax authority challenging the transfer pricing aspects of a business reorganization implemented in the year ended December 31, 2009. On July 11, 2024, the Tax Court of Appeals issued a ruling decreasing the assessment to $52 million, including interest. The Company decided not to appeal the decision further, and therefore the Tax Court of Appeals order is final. As of December 31, 2024, the Company has paid the final assessed amount, and the issue is considered settled.

Note 14. Leases

The following table sets forth the amounts relating to the Company's total lease cost and other information (in millions).

	Year Ended December 31		
	2024	2023	2022
Lease cost:			
Operating lease cost	**$ 410**	$ 390	$ 356
Short-term lease cost	**135**	126	127
Total lease cost	**$ 545**	$ 516	$ 483
Other information:			
Operating lease liability principal payments [(1)]	**$ 397**	$ 374	$ 339
Right-of-use assets obtained in exchange for new operating lease liabilities	**$ 437**	$ 327	$ 357

	December 31	
	2024	2023
Weighted-average remaining lease term - operating leases (in years)	**7**	7
Weighted average discount rate - operating leases	**4.5 %**	4.1 %

[(1)] Operating lease payments are presented as operating activities within the Consolidated Statements of Cash Flows.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The aggregate future lease payments for operating leases as of December 31, 2024 are as follows (in millions):

	Undiscounted Cash Flows
2025	$ 377
2026	284
2027	231
2028	180
2029	122
Thereafter	442
Total undiscounted minimum lease payments	1,636
Less: Interest [1]	(255)
Lease liability	$ 1,381

[1] Calculated using the implicit rate of the lease, if available, or the incremental borrowing rate that is appropriate for the tenor and geography of the lease.

Note 15.   Employee Benefit Plans

The Company provides substantially all U.S. employees and employees at certain foreign subsidiaries with retirement benefits including defined benefit pension plans and defined contribution plans. The Company also provides certain eligible U.S. employees who retire under qualifying conditions with subsidized postretirement health care coverage or Health Care Reimbursement Accounts.

The Company maintains 401(k) plans covering substantially all U.S. employees. The Company contributes cash to the plans to match qualifying employee contributions, and also provides a non-matching employer contribution of 1% of pay to eligible participants. Under an employee stock ownership component of the 401(k) plans, employees may choose to invest in the Company's stock as part of their own investment elections. Assets of the Company's 401(k) plans consist primarily of listed common stocks and pooled funds. The Company's 401(k) plans held 5.6 million shares of Company common stock at December 31, 2024, with a market value of $282 million. Cash dividends received on shares of Company common stock by these plans during the year ended December 31, 2024 were $11 million.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the components of retirement plan expense for the years ended December 31, 2024, 2023, and 2022 (in millions).

	Pension Benefits			Postretirement Benefits		
	Year Ended December 31			Year Ended December 31		
	2024	2023	2022	2024	2023	2022
Retirement plan expense						
Defined benefit plans:						
Service cost (benefits earned during the period)	$ 46	$ 41	$ 48	$ —	$ —	$ 1
Interest cost	79	76	48	5	6	3
Expected return on plan assets	(89)	(83)	(79)	—	—	—
Settlement charges	2	—	—	—	—	—
Curtailments	—	—	(2)	—	—	—
Amortization of actuarial loss	5	3	17	3	2	5
Amortization of prior service cost (credit)	(20)	(20)	(20)	—	—	—
Net periodic defined benefit plan expense	23	17	12	8	8	9
Defined contribution plans	76	73	67	—	—	—
Total retirement plan expense	$ 99	$ 90	$ 79	$ 8	$ 8	$ 9
Net actuarial loss (gain)	$ (38)	$ 46	$ (88)	$ (5)	$ 4	$ (29)
Prior service cost	26	19	20	—	—	—
Total pre-tax comprehensive loss (income)	$ (12)	$ 65	$ (68)	$ (5)	$ 4	$ (29)

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables set forth changes in the defined benefit obligation and the fair value of defined benefit plan assets for the years ended December 31, 2024 and 2023 (in millions).

	Pension Benefits		Postretirement Benefits	
	December 31 2024	December 31 2023	December 31 2024	December 31 2023
Change in benefit obligations:				
Benefit obligation, beginning	$ 1,765	$ 1,587	$ 113	$ 118
Service cost	46	41	—	—
Interest cost	79	76	5	6
Actuarial loss (gain)	(111)	83	(3)	6
Employee contributions	4	3	—	—
Benefits paid	(62)	(53)	(14)	(17)
Plan amendments	6	—	—	—
Foreign currency effects and Other	(54)	28	1	—
Benefit obligation, ending	$ 1,673	$ 1,765	$ 102	$ 113
Change in plan assets				
Fair value of plan assets, beginning	$ 1,415	$ 1,269	$ —	$ —
Actual return on plan assets	7	121	—	—
Employer contributions	26	54	14	17
Employee contributions	4	3	—	—
Benefits paid	(62)	(53)	(14)	(17)
Foreign currency effects and Other	(39)	21	—	—
Fair value of plan assets, ending	$ 1,351	$ 1,415	$ —	$ —
Funded status	$ (322)	$ (350)	$ (102)	$ (113)
Amounts recognized in the Consolidated Balance Sheets consist of:				
Other assets (non-current)	$ 68	$ 63	$ —	$ —
Accrued expenses and other payables	(19)	(19)	(13)	(14)
Other long-term liabilities	(371)	(394)	(89)	(99)
Net amount recognized in the Consolidated Balance Sheets	$ (322)	$ (350)	$ (102)	$ (113)

In 2024, the actuarial gains in the pension plans were primarily driven by increases in the global bond yields, which were partially offset by unfavorable asset performances in the funded plans in the U.S. and the U.K.

The Company uses the corridor approach when amortizing actuarial losses. Under the corridor approach, net unrecognized actuarial losses in excess of 10% of the greater of the projected benefit obligation or the market related value of plan assets are amortized over future periods. For plans with little to no active participants, the amortization period is the remaining average life expectancy of the participants. For plans with active participants, the amortization period is the remaining average service period of the active participants. The amortization periods range from 4 to 27 years for the Company's defined benefit pension plans and from 5 to 18 years for the Company's postretirement benefit plans.

Included in AOCI for pension benefits at December 31, 2024, are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credit of $30 million and unrecognized actuarial loss of $235 million.

Included in AOCI for postretirement benefits at December 31, 2024, are the following amounts that have not yet been recognized in net periodic postretirement benefit cost: unrecognized prior service cost of $1 million and unrecognized actuarial loss of $15 million.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the principal assumptions used in developing net periodic benefit cost:

	Pension Benefits		Postretirement Benefits	
	December 31 2024	December 31 2023	December 31 2024	December 31 2023
Discount rate	**4.5%**	4.8%	**4.9%**	5.1%
Expected return on plan assets	**6.0%**	6.0%	**N/A**	N/A
Rate of compensation increase	**4.8%**	4.3%	**N/A**	N/A
Interest crediting rate	**4.0%**	3.9%	**N/A**	N/A

The following table sets forth the principal assumptions used in developing the year-end actuarial present value of the projected benefit obligations:

	Pension Benefits		Postretirement Benefits	
	December 31 2024	December 31 2023	December 31 2024	December 31 2023
Discount rate	**5.0 %**	4.5 %	**5.5%**	4.9%
Rate of compensation increase	**4.8 %**	4.8 %	**N/A**	N/A
Interest crediting rate	**4.6 %**	4.0 %	**N/A**	N/A

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $1.4 billion, $1.4 billion, and $1.0 billion, respectively, as of December 31, 2024, and $1.5 billion, $1.5 billion, and $1.0 billion, respectively, as of December 31, 2023.

For postretirement benefit measurement purposes, a 8.7% annual rate of increase in the per capita cost of covered health care benefits was assumed for the year ended December 31, 2024. The rate was assumed to decrease gradually to 4.5% by 2034 and remain at that level thereafter.

Plan Assets

The Company's employee benefit plan assets are principally comprised of the following types of investments:

Common Stock:
Equity securities are valued based on quoted exchange prices and are classified within Level 1 of the valuation hierarchy.

Mutual Funds:
Mutual funds are valued at the closing price reported on the active market on which they are traded and are classified within Level 1 of the valuation hierarchy.

Common Collective Trust (CCT) Funds:
The fair values of the CCTs are valued using net asset value (NAV). The investments in CCTs are comprised of U.S. and international equity, fixed income, and other securities. The investments are valued at NAV provided by administrators of the funds.

Corporate Debt Instruments:
Corporate debt instruments are valued using third-party pricing services and are classified within Level 2 of the valuation hierarchy.

U.S. Treasury Instruments:
U.S. Treasury instruments are valued at the closing price reported on the active market on which they are traded and are classified within Level 1 of the valuation hierarchy.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Government Agency, State, and Local Government Bonds:
U.S. government agency obligations and state and municipal debt securities are valued using third-party pricing services and are classified within Level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants' methods, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the fair value of plan assets as of December 31, 2024 and 2023 (in millions).

	Fair Value Measurements at December 31, 2024			
	Level 1	Level 2	Level 3	Total
Common stock	$ 36	$ —	$ —	$ 36
Mutual funds	154	—	—	154
Corporate bonds	—	517	—	517
U.S. Treasury instruments	161	—	—	161
U.S. government agency, state and local government bonds	—	4	—	4
Other	13	18	—	31
Total assets	$ 364	$ 539	$ —	$ 903
Common collective trust funds at NAV				
U.S. equity				30
International equity				67
Fixed income				298
Other				53
Total assets at fair value				$ 1,351

	Fair Value Measurements at December 31, 2023			
	Level 1	Level 2	Level 3	Total
Common stock	$ 37	$ —	$ —	$ 37
Mutual funds	147	—	—	147
Corporate bonds	—	473	—	473
U.S. Treasury instruments	262	—	—	262
U.S. government agency, state and local government bonds	—	8	—	8
Other	—	7	—	7
Total assets	$ 446	$ 488	$ —	$ 934
Common collective trust funds at NAV				
U.S. equity				15
International equity				60
Fixed income				330
Other				76
Total assets at fair value				$ 1,415

There are no Plan assets classified as Level 3 in the fair value hierarchy; therefore there are no gains or losses associated with Level 3 assets.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the actual asset allocation for the Company's global pension plan assets as of the measurement date.

	December 31 2024[1][2]	December 31 2023[2]
Equity securities	**21%**	19%
Debt securities	**68%**	77%
Other	**11%**	4%
Total	**100%**	100%

[1]   The Company's U.S. pension plans contain approximately 68% of the Company's global pension plan assets. The actual asset allocation for the Company's U.S. pension plans as of the measurement date consists of 23% equity securities, 74% debt securities, and 3% other. The target asset allocation for the Company's U.S. pension plans is approximately the same as the actual asset allocation. The actual asset allocation for the Company's foreign pension plans as of the measurement date consists of 18% equity securities, 56% debt securities, and 26% other. The target asset allocation for the Company's foreign pension plans is approximately the same as the actual asset allocation.

[2]   The Company's pension plans did not directly hold any shares of Company common stock as of the December 31, 2024 and 2023 measurement dates.

Investment objectives for the Company's plan assets are to:

– Optimize the long-term return on plan assets in consideration of funded status risk.
– Maintain a broad diversification of assets and appropriate risk exposure across asset classes.
– Maintain careful control of the risk level within each asset class.

Asset allocation targets promote optimal expected return and volatility characteristics given the long-term time horizon for fulfilling the obligations of the pension plans. Selection of the targeted asset allocation for plan assets was based upon a review of the expected return and risk characteristics of each asset class, as well as the correlation of returns among asset classes. The U.S. pension plans target asset allocation is also based on an asset and liability study that is updated periodically.

Investment guidelines are established with each investment manager. These guidelines provide the parameters within which the investment managers agree to operate, including criteria that determine eligible and ineligible securities, diversification requirements, and credit quality standards, where applicable. In some countries, derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of underlying investments.

The Company uses external consultants to assist in monitoring the investment strategy and asset mix for the Company's plan assets. To develop the Company's expected long-term rate of return assumption on plan assets, the Company generally uses long-term historical return information for the targeted asset mix identified in asset and liability studies. Adjustments are made to the expected long-term rate of return assumption when deemed necessary based upon revised expectations of future investment performance of the overall investment markets.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future Contributions and Expected Benefit Payments

Based on actuarial calculations, the Company expects to contribute $25 million to the pension plans and $13 million to the postretirement benefit plan during 2025. The Company may elect to make additional discretionary contributions during this period.

The following benefit payments, which reflect expected future service, are expected to be paid by the benefit plans (in millions):

	Pension Benefits	Postretirement Benefits
2025	$ 76	$ 13
2026	83	12
2027	89	11
2028	96	10
2029	102	10
2030-2034	590	39

Note 16. **Shareholders' Equity**

The Company has authorized one billion shares of common stock and 500,000 shares of preferred stock, each with zero par value. No preferred stock has been issued.

At December 31, 2024 and 2023, the Company had approximately 237.6 million shares and 202.5 million shares, respectively, of its common shares in treasury.

Treasury stock of $4.8 billion and $4.9 billion at December 31, 2024 and 2023, respectively, is recorded at cost as a reduction of common stock, and treasury stock of $2.3 billion and $2.7 billion at December 31, 2024 and 2023, respectively, is recorded at cost as a reduction of reinvested earnings.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables set forth the changes in AOCI by component and the reclassifications out of AOCI for the years ended December 31, 2024, 2023, and 2022 (in millions).

	Foreign Currency Translation Adjustments	Deferred Gain (Loss) on Hedging Activities	Pension and Other Postretirement Benefit Liabilities	Unrealized Gain (Loss) on Investments	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2021	$ (2,248)	$ 225	$ (147)	$ (2)	$ (2,172)
Other comprehensive income (loss) before reclassifications	(609)	268	117	(12)	(236)
Gain (loss) from net investment hedges	328	—	—	—	328
Amounts reclassified from AOCI	—	(352)	23	—	(329)
Tax effect	(93)	7	(15)	1	(100)
Net of tax amount	(374)	(77)	125	(11)	(337)
Balance at December 31, 2022	(2,622)	148	(22)	(13)	(2,509)
Other comprehensive income (loss) before reclassifications	204	337	(46)	16	511
Gain (loss) on net investment hedges	(153)	—	—	—	(153)
Amounts reclassified from AOCI	—	(322)	(42)	—	(364)
Tax effect	32	(5)	2	(1)	28
Net of tax amount	83	10	(86)	15	22
Balance at December 31, 2023	(2,539)	158	(108)	2	(2,487)
Other comprehensive income (loss) before reclassifications	**(607)**	**(118)**	**(27)**	**(16)**	**(768)**
Gain (loss) on net investment hedges	**192**		**—**	**—**	**192**
Amounts reclassified from AOCI	**—**	**77**	**42**	**—**	**119**
Tax effect	**(45)**	**9**	**(7)**	**(1)**	**(44)**
Net of tax amount	**(460)**	**(32)**	**8**	**(17)**	**(501)**
Balance at December 31, 2024	**$ (2,999)**	**$ 126**	**$ (100)**	**$ (15)**	**$ (2,988)**

	Amounts reclassified from AOCI Year Ended December 31,			Affected line item in the Consolidated Statements of
Details about AOCI components	**2024**	**2023**	**2022**	**Earnings**
Deferred loss (gain) on hedging activities				
	$ —	$ —	$ (1)	Revenues
	77	(322)	(351)	Cost of products sold
	77	(322)	(352)	Earnings before income taxes
	(20)	77	62	Income tax expense
	$ 57	$ (245)	$ (290)	Net earnings

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17.   Segment and Geographic Information

The Company's operations are organized, managed, and classified into three reportable business segments: Ag Services and Oilseeds, Carbohydrate Solutions, and Nutrition.

Each of these segments is organized based upon the nature of products and services offered. The Company's remaining operations are not reportable segments, as defined by the applicable accounting standard*,* and are classified within either Corporate or Other Business.

The reportable segments have been identified based on financial data utilized by the Chief Operating Decision Maker (CODM), which is the Company's Chief Executive Officer, who is also the Company's Chair of the Board. The CODM uses segment operating profit as the measurement of segment profit or loss. Separate financial information for the Company's three reportable segments is evaluated by the CODM on a monthly basis to allocate resources and assess performance. The CODM does not use total assets by segment to make decisions regarding resources; therefore, the total asset disclosure by segment has not been included. Operating profit for each segment is based on net sales less identifiable operating expenses. Also included in operating profit for each segment is equity in earnings of affiliates based on the equity method of accounting. Specified items and certain corporate items are not allocated to the Company's individual business segments because operating performance of each business segment is evaluated by the CODM exclusive of these items.

The Ag Services and Oilseeds segment includes global activities related to the origination, merchandising, transportation, and storage of agricultural raw materials, and the crushing and further processing of oilseeds such as soybeans and soft seeds (cottonseed, sunflower seed, canola, rapeseed, and flaxseed) into vegetable oils and protein meals. Oilseeds products produced and marketed by the segment include ingredients for food, feed, energy, and industrial customers. Crude vegetable oils produced by the segment's crushing activities are sold "as is" to manufacturers of renewable green diesel and other customers or are further processed by refining, blending, bleaching, and deodorizing into salad oils. Salad oils are sold "as is" or are further processed by hydrogenating and/or interesterifying into margarine, shortening, and other food products. Partially refined oils are used to produce biodiesel and glycols or are sold to other manufacturers for use in chemicals, paints, and other industrial products. Oilseed protein meals are principally sold to third parties to be used as ingredients in commercial livestock and poultry feeds. The Ag Services and Oilseeds segment is also a major supplier of peanuts and peanut-derived ingredients to both the U.S. and export markets. In North America, cotton cellulose pulp is manufactured and sold to the chemical, paper, and other industrial markets. The Ag Services and Oilseeds segment's grain sourcing, handling, and transportation network (including barge, ocean-going vessel, truck, rail, and container freight services) provides reliable and efficient services to the Company's customers and agricultural processing operations. The Ag Services and Oilseeds segment also includes agricultural commodity and feed product import, export, and global distribution, and structured trade finance activities. The Company engages in various structured trade finance activities to leverage its global trade flows. This segment also includes the Company's share of the results of its equity investments in Wilmar, Pacificor, Stratas Foods LLC, Edible Oils Limited, Olenex, SoyVen, and Gradable.

The Carbohydrate Solutions segment is engaged in corn and wheat wet and dry milling and other activities. The Carbohydrate Solutions segment converts corn and wheat into products and ingredients used in the food and beverage industry including sweeteners, corn and wheat starches, syrup, glucose, wheat flour, and dextrose. Dextrose and starch are used by the Carbohydrate Solutions segment as feedstocks in other downstream processes. By fermentation of dextrose, the Carbohydrate Solutions segment produces alcohol and other food and animal feed ingredients. Ethyl alcohol is produced by the Company for industrial use in products such as hand sanitizers and ethanol for use in gasoline due to its ability to increase octane as an extender and oxygenate. Corn gluten feed and meal, as well as distillers' grains, are produced for use as animal feed ingredients. Corn germ, a by-product of the wet milling process, is further processed into vegetable oil and protein meal. Other Carbohydrate Solutions products include citric acids which are used in various food and industrial products. The Carbohydrate Solutions segment is a leader in carbon capture and sequestration. This segment also includes the Company's share of the results of its equity investments in Hungrana Ltd., Almidones Mexicanos S.A., Aston Foods and Food Ingredients, Red Star Yeast Company, LLC, and LSCP, LLLP.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Nutrition segment serves various end markets including food, beverages, and nutritional supplements for humans, and complete feed, feed premix and additives, petfood and pet treats for livestock, aquaculture, and pets. The segment engages in the creation, manufacturing, sale, and distribution of a wide array of ingredients and solutions including plant-based proteins, natural flavors, flavor systems, natural colors, emulsifiers, soluble fiber, polyols, hydrocolloids, probiotics, prebiotics, postbiotics, enzymes, botanical extracts, and other specialty food and feed ingredients and systems. The Nutrition segment also includes activities related to the procurement, processing, and distribution of edible beans, the processing and distribution of formula feeds and animal health and nutrition products and the manufacture of contract and private label pet treats and foods. This segment also includes the Company's share of the results of its equity investments in Vimison S.A. de C.V., ADM Matsutani LLC, Matsutani Singapore Pte. Ltd., ADM Vland Biotech Shandong Co., Ltd., Dusial S.A., and Vitafort ZRT.

Other Business results include the Company's financial business units related to futures commission and insurance activities. Corporate results principally include unallocated corporate expenses, interest cost net of interest income, and revaluation gains and losses on cost method investments and the share of the results of equity investments in early-stage start-up companies.

Intersegment sales have been recorded using principles consistent with ASC 606, *Revenue from Contracts with Customers*.

Segment Information for the Years ended December 31, 2024, 2023 and 2022

The following tables present data by segment (in millions).

	Year Ended December 31, 2024			
	Ag Services and Oilseeds	Carbohydrate Solutions	Nutrition	Total
Revenue from external customers	$ 66,516	$ 11,234	$ 7,349	$ 85,099
Other Business				431
Total revenues				**$ 85,530**
Less:				
Cost of materials	60,378	7,170	4,651	
Manufacturing costs	3,436	2,592	1,249	
Selling, general, and administrative expenses	919	326	1,166	
Other segment items [1]	(664)	(230)	(103)	
Segment operating profit	$ 2,447	$ 1,376	$ 386	$ 4,209
Reconciliation of segment operating profit				
Other Business				247
Corporate				(1,721)
Specified items:				
Gains on sales of assets and businesses				10
Asset impairment, restructuring, and net settlement contingencies [2]				(490)
Earnings before income taxes				**$ 2,255**

[1] Other segment items for each reportable segment include:
    Ag Services and Oilseeds: Equity in the earnings of affiliates; interest and investment income, interest expense; and other income/expense.
    Carbohydrate Solutions: Equity in the earnings of affiliates and other income/expense.
    Nutrition: Equity in the earnings of affiliates; asset impairment, exit, and restructuring charges; and other income/expense.

[2] These charges primarily include a $461 million impairment charge related to the Company's investment in Wilmar, within the Ag Services and Oilseeds segment, and a $43 million impairment charge related to the discontinued animal nutrition trademarks, within the Nutrition segment, partially offset by reversals of certain contingency liabilities in the Ag Services and Oilseeds segment.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31, 2023			
	Ag Services and Oilseeds	**Carbohydrate Solutions**	**Nutrition**	**Total**
Revenue from external customers	$ 73,426	$ 12,874	$ 7,211	$ 93,511
Other Business				424
Total revenues				$ 93,935
Less:				
Cost of materials	65,751	8,729	4,608	
Manufacturing costs	3,338	2,550	1,136	
Selling, general, and administrative expenses	880	323	1,034	
Other segment items[1]	(610)	(103)	6	
Segment operating profit	$ 4,067	$ 1,375	$ 427	$ 5,869
Reconciliation of segment operating profit				
Other Business				375
Corporate				(1,606)
Specified items:				
Gains on sales of assets and businesses				17
Asset impairment, restructuring, and net settlement contingencies [2]				(361)
Earnings before income taxes				$ 4,294

[1] Other segment items for each reportable segment include:

Ag Services and Oilseeds: Equity in the earnings of affiliates; interest and investment income; and other income/expense.

Carbohydrate Solutions: Equity in the earnings of affiliates and other income/expense.

Nutrition: Equity in the earnings of affiliates; interest and investment income; and other income/expense.

[2] These charges were related to the impairment of certain long-lived assets, goodwill, intangibles, and an equity investment, restructuring, and a contingency related to import duties, partially offset by settlement/contingency adjustments.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31, 2022			
	Ag Services and Oilseeds	Carbohydrate Solutions	Nutrition	Total
Revenue from external customers	$ 79,563	$ 13,961	$ 7,636	$ 101,160
Other Business				396
Total revenues				**$ 101,556**
Less:				
Cost of materials	72,464	9,867	4,900	
Manufacturing costs	3,135	2,522	1,075	
Selling, general, and administrative expenses	839	338	1,040	
Other segment items[(1)]	(1,276)	(179)	(47)	
Segment operating profit	$ 4,401	$ 1,413	$ 668	$ 6,482
Reconciliation of segment operating profit				
Other Business				167
Corporate				(1,316)
Specified items:				
Gains on sales of assets and businesses				47
Asset impairment, restructuring, and net settlement contingencies				(147)
Earnings before income taxes				**$ 5,233**

[(1)] Other segment items for each reportable segment include:

Ag Services and Oilseeds: Equity in the earnings of affiliates; interest and investment income; and other income/expense.

Carbohydrate Solutions: Equity in the earnings of affiliates and other income/expense.

Nutrition: Equity in the earnings of affiliates and other income/expense.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions)	Year Ended December 31					
	2024		**2023**		**2022**	
Intersegment revenue						
Ag Services and Oilseeds	**$**	**1,716**	$	2,108	$	2,045
Carbohydrate Solutions		**889**		918		968
Nutrition		**68**		48		62
Total intersegment revenue	**$**	**2,673**	$	3,074	$	3,075
Depreciation expense						
Ag Services and Oilseeds	**$**	**376**	$	350	$	334
Carbohydrate Solutions		**305**		304		307
Nutrition		**151**		132		120
Total segment depreciation expense		**832**		786		761
Other Business		**9**		10		9
Corporate		**34**		29		24
Total depreciation expense	**$**	**875**	$	825	$	794
Amortization expense						
Ag Services and Oilseeds	**$**	**14**	$	17	$	17
Carbohydrate Solutions		**6**		8		9
Nutrition		**158**		136		139
Total segment amortization expense		**178**		161		165
Corporate		**88**		73		69
Total amortization expense	**$**	**266**	$	234	$	234
Interest and investment income						
Ag Services and Oilseeds	**$**	**84**	$	54	$	52
Nutrition		**—**		(18)		2
Total segment interest and investment income		**84**		36		54
Other Business		**463**		499		185
Corporate		**15**		(36)		54
Total interest and investment income	**$**	**562**	$	499	$	293
Equity in earnings of unconsolidated affiliates						
Ag Services and Oilseeds	**$**	**474**	$	459	$	714
Carbohydrate Solutions		**127**		76		94
Nutrition		**29**		21		23
Total segment equity in earnings of unconsolidated affiliates		**630**		556		831
Corporate		**(9)**		(5)		1
Total equity in earnings of affiliates	**$**	**621**	$	551	$	832

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Geographic Information for the Company for Years ended December 31, 2024, 2023 and 2022

The following geographic data include revenues from external customers attributed to the countries based on the location of the subsidiary making the sale (in millions).

	Year Ended December 31		
	2024	**2023**	**2022**
Revenues			
United States	$ **33,550**	$ 38,783	$ 43,272
Switzerland	**19,877**	19,898	21,821
Cayman Islands	**5,603**	7,646	5,883
Brazil	**3,353**	3,361	4,004
Mexico	**3,209**	3,185	3,709
Canada	**2,055**	2,400	2,272
United Kingdom	**2,186**	2,219	2,231
Other Foreign	**15,697**	16,443	18,364
	$ **85,530**	$ 93,935	$ 101,556

Long-lived assets represent the net book value of property, plant, and equipment and right-of-use (ROU) assets based on physical location (in millions).

	December 31	
	2024	**2023**
Property, plant, and equipment, net		
United States	$ **6,965**	$ 6,660
Brazil	**872**	874
Other Foreign	**3,000**	2,974
Total property, plant, and equipment, net	$ **10,837**	$ 10,508
ROU assets		
United States	$ **1,063**	$ 913
Other Foreign	**295**	298
Total ROU assets	$ **1,358**	$ 1,211
Total long-lived assets	$ **12,195**	$ 11,719

103

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18.   Asset Impairment, Exit, and Restructuring Costs

The following table sets forth the charges included in asset impairment, exit, and restructuring costs (in millions).

	Year Ended December 31		
	2024	**2023**	**2022**
Restructuring and exit costs [1]	$ 26	$ 33	$ 29
Impairment charge - goodwill and other intangible assets [2]	43	201	2
Impairment charge - other long-lived assets [3]	476	108	35
Total asset impairment, exit, and restructuring costs	$ 545	$ 342	$ 66

[1] The year ended December 31, 2024 includes restructuring charges of $23 million, within Corporate, presented as a specified item. The year ended December 31, 2023 includes several individually insignificant restructuring charges totaling $27 million presented as specified items across the Ag Services and Oilseeds, Carbohydrate Solutions, and Nutrition segments, and $6 million within Corporate. The year ended December 31, 2022 includes several individually insignificant restructuring charges totaling $28 million presented as specified items and restructuring charges of $1 million within Corporate.

[2] The year ended December 31, 2024 includes impairments of discontinued Animal Nutrition trademarks of $43 million, within the Nutrition segment, presented as specified items. The year ended December 31, 2023 includes impairments related to goodwill of $137 million and customer list and discontinued Animal Nutrition trademarks totaling $64 million, within the Nutrition segment, presented as specified items. The year ended December 31, 2022 includes customer list impairment of $2 million, within the Nutrition segment presented as specified items.

[3] The year ended December 31, 2024 includes $461 million impairment charge related to the Company's investment in Wilmar, within the Ag Services and Oilseeds segment, presented as a specified item. The year ended December 31, 2023 includes impairments related to certain long-lived assets of $10 million, $33 million, and $65 million, within the Ag Services and Oilseeds, Carbohydrate Solutions, and Nutrition segments, respectively, presented as specified items. The year ended December 31, 2022 includes impairments related to certain long-lived assets of $15 million and $20 million, within the Carbohydrate Solutions and Nutrition segments, respectively, presented as specified items.

Note 19.   Sale of Accounts Receivable

The Company has an accounts receivable securitization program (the "First Program") with certain commercial paper conduit purchasers and committed purchasers (collectively, the "First Purchasers"). Under the First Program, certain U.S.-originated trade accounts receivable are sold to a wholly-owned bankruptcy-remote entity, ADM Receivables, LLC ("ADM Receivables"). ADM Receivables transfers certain of the purchased accounts receivable to each of the First Purchasers together with a security interest in all of its right, title, and interest in the remaining purchased accounts receivable. In exchange, ADM Receivables receives a cash payment of up to $1.7 billion for the accounts receivable transferred. The First Program terminates on May 16, 2025, unless extended.

The Company also has an accounts receivable securitization program (the "Second Program") with certain commercial paper conduit purchasers and committed purchasers (collectively, the "Second Purchasers"). Under the Second Program, certain non-U.S.-originated trade accounts receivable are sold to a wholly-owned bankruptcy-remote entity, ADM Ireland Receivables Company ("ADM Ireland Receivables"). ADM Ireland Receivables transfers certain of the purchased accounts receivable to each of the Second Purchasers together with a security interest in all of its right, title, and interest in the remaining purchased accounts receivable. In exchange, ADM Ireland Receivables receives a cash payment of up to $1.1 billion (€1.1 billion) for the accounts receivables transferred. The Second Program terminates on April 18, 2025, unless extended.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the First and Second Programs (collectively, the "Programs"), ADM Receivables and ADM Ireland Receivables use the cash proceeds from the transfer of receivables to the First Purchasers and Second Purchasers (collectively, the "Purchasers") and other consideration, as applicable, to finance the purchase of receivables from the Company and the ADM subsidiaries originating the receivables. The Company accounts for these transfers as sales of accounts receivable. The Company acts as a servicer for the transferred receivables. At December 31, 2024 and 2023, the Company did not record a servicing asset or liability related to its retained responsibility, based on its assessment of the servicing fee, market values for similar transactions, and its cost of servicing the receivables sold.

As of December 31, 2024 and 2023, the fair value of trade receivables transferred to the Purchasers under the Programs and derecognized from the Company's Consolidated Balance Sheets was $2.0 billion and $1.6 billion, respectively. Total receivables sold were $46.9 billion, $54.8 billion, and $59.0 billion for the years ended December 31, 2024, 2023, and 2022, respectively. Cash collections from customers on receivables sold were $47.0 billion, $53.6 billion, and $56.9 billion for the years ended December 31, 2024, 2023, and 2022, respectively. All cash flows under the Programs are classified as operating activities because the cash received from the Purchasers upon both the sale and the collection of the receivables is not subject to significant interest rate risk, given the short-term nature of the Company's trade receivables. Receivables pledged as collateral to the Purchasers were $0.7 billion and $1.1 billion as of December 31, 2024 and 2023, respectively.

Transfers of receivables under the Programs resulted in an expense for the loss on sale of $95 million, $56 million, and $21 million, for the years ended December 31, 2024, 2023, and 2022, respectively, which is classified as selling, general, and administrative expenses in the Consolidated Statements of Earnings.

Note 20.   Legal Proceedings

The Company is routinely involved in a number of actual or threatened legal actions, including those involving alleged personal injuries, employment law, product liability, intellectual property, environmental issues, alleged tax liability (see Note 13. Income Taxes for information on income tax matters), and class actions. The Company also routinely receives inquiries from regulators and other government authorities relating to various aspects of its business, and at any given time, the Company has matters at various stages of resolution. The outcomes of these matters are not within the Company's complete control and may not be known for prolonged periods of time. In some actions, claimants seek damages, as well as other relief including injunctive relief, that could require significant expenditures or result in lost revenues.

In accordance with applicable accounting standards, the Company records a liability in its Consolidated Financial Statements for material loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a material loss contingency is reasonably possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in the notes to the Consolidated Financial Statements. When determining the estimated loss or range of loss, significant judgment is required to estimate the amount and timing of a loss to be recorded. Estimates of probable losses resulting from litigation and governmental proceedings involving the Company are inherently difficult to predict, particularly when the matters are in early procedural stages, with incomplete facts or legal discovery; involve unsubstantiated or indeterminate claims for damages; potentially involve penalties, fines, disgorgement, or punitive damages; or could result in a change in business practice.

The Company's estimated loss or range of loss with respect to loss contingencies may change from time to time, and it is reasonably possible the Company will incur actual losses in excess of the amounts currently accrued and such additional amounts may be material. While the Company continues to work with parties with respect to potential resolution, no assurance can be given that it will be successful in doing so and the Company cannot predict the outcome of these matters.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Commodities Class Actions

On September 4, 2019, AOT Holding AG ("AOT") filed a putative class action under the U.S. Commodities Exchange Act in federal district court in Urbana, Illinois, alleging that the Company sought to manipulate the benchmark price used to price and settle ethanol derivatives traded on futures exchanges. On March 16, 2021, AOT filed an amended complaint adding a second named plaintiff Maize Capital Group, LLC ("Maize"). AOT and Maize allege that members of the putative class collectively suffered damages calculated to be between approximately $500 million to over $2.0 billion as a result of the Company's alleged actions. On July 14, 2020, Green Plains Inc. and its related entities ("GP") filed a putative class action lawsuit, alleging substantially the same operative facts, in federal court in Nebraska, seeking to represent sellers of ethanol. On July 23, 2020, Midwest Renewable Energy, LLC ("MRE") filed a putative class action in federal court in Illinois alleging substantially the same operative facts and asserting claims under the Sherman Act. On November 11, 2020, United Wisconsin Grain Producers LLC ("UWGP") and five other ethanol producers filed a lawsuit in federal court in Illinois alleging substantially the same facts and asserting claims under the Sherman Act and Illinois, Iowa, and Wisconsin law. The court granted ADM's motion to dismiss the MRE and UWGP complaints without prejudice on August 9, 2021 and September 28, 2021, respectively. On August 16, 2021, the court granted ADM's motion to dismiss the GP complaint, dismissing one claim with prejudice and declining jurisdiction over the remaining state law claim. MRE filed an amended complaint on August 30, 2021, which ADM moved to dismiss on September 27, 2021. The court denied ADM's motion to dismiss on September 26, 2023. On May 17, 2024, the court stayed MRE's case pending a decision in UWGP's appeal, described below. UWGP filed an amended complaint on October 19, 2021, which the court dismissed on July 12, 2022. UWGP has appealed the dismissal to the United States Court of Appeals for the Seventh Circuit. On October 26, 2021, GP filed a new complaint in Nebraska federal district court, alleging substantially the same facts and asserting a claim for tortious interference with contractual relations. On March 18, 2022, the Nebraska federal district court granted ADM's motion to transfer the GP case back to the Central District of Illinois for further proceedings. ADM moved to dismiss the complaint on May 20, 2022 and on December 30, 2022, the court dismissed GP's complaint with prejudice. GP appealed the dismissal. On January 12, 2024, the appellate court vacated the dismissal and remanded the case to the district court for further proceedings. On March 8, 2024, GP filed an amended complaint, which ADM moved to dismiss. On December 3, 2024, the court issued a decision on ADM's motion to dismiss GP's amended complaint, denying one ground for dismissal and certifying a question of law to the Nebraska Supreme Court before deciding the other ground.

The Company denies liability, and is vigorously defending itself in these actions. As these actions are in pretrial proceedings, the Company is unable at this time to predict the final outcome with any reasonable degree of certainty, but believes the outcome will not have a material adverse effect on its financial condition, results of operations, or cash flows.

Government Investigations

As previously disclosed, the Company is under investigation by the United States Securities and Exchange Commission ("SEC") and the Department of Justice ("DOJ") relating to, among other things, intersegment sales between the Company's Nutrition reporting segment and the Company's Ag Services and Oilseeds and Carbohydrate Solutions reporting segments. The Company is continuing to cooperate with the SEC and DOJ investigations and is unable to predict the outcome of these investigations.

Shareholder Litigation

As previously disclosed, on January 24, 2024, following the Company's announcement of an investigation relating to intersegment sales, a purported stockholder of the Company filed a putative securities fraud class action in the U.S. District Court for the Northern District of Illinois against the Company and certain of its current and former officers. Defendants filed motions to dismiss, which remain pending and are set for argument on March 6, 2025. The Company intends to continue to vigorously defend against these claims. However, given the uncertainty of litigation, the Company is unable to predict the final outcome of this proceeding with any reasonable degree of certainty, nor does it currently have sufficient information to estimate a reasonably possible loss or range of loss with respect to this matter.

Also as previously disclosed, beginning on March 29, 2024, purported stockholders of the Company filed a number of related derivative lawsuits against certain current and former officers and directors of the Company, seeking unspecified damages. The derivative litigation is now consolidated in the U.S. District Court for the District of Delaware. Defendants filed a motion to dismiss the consolidated complaint, which remains pending. The Company is unable to predict the final outcome of this proceeding with any reasonable degree of certainty.

ARCHER-DANIELS-MIDLAND COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21.   **Subsequent Event**

On January 31, 2025, the Company completed the acquisition of Vandamme Hugaria Kft, a 700 metric ton/day non-genetically modified crush and extraction facility based in Hungary, for an aggregate consideration of $123 million, subject to working capital adjustments.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Archer-Daniels-Midland Company

Opinion on the Financial Statements

We have audited the accompanying Consolidated Balance Sheets of Archer-Daniels-Midland Company (the Company) as of December 31, 2024 and 2023, the related Consolidated Statements of Earnings, Comprehensive Income (Loss), Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "Consolidated Financial Statements"). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2025 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Market or Fair Values of Certain Merchandisable Agricultural Commodity Inventories, Inventory-Related Payables, and Forward Commodity Purchase and Sales Contracts

Description of the Matter	As explained in Notes 1 and 4 to the Consolidated Financial Statements, certain merchandisable agricultural commodity inventory and inventory-related payables are stated at market or fair value. Forward commodity purchase and sales contracts that qualify as derivative contracts are also stated at market or fair value. The merchandisable agricultural commodity inventory, inventory-related payables, and forward commodity purchase and sales contracts are considered level 2 and 3 fair value instruments. As of December 31, 2024, the market or fair values for certain merchandisable agricultural commodity inventories, inventory-related payables, forward commodity contracts in an asset position, and forward commodity contracts in a liability position were $6,961 million, $742 million, $831 million, and $760 million, respectively.
	Auditing the estimated market or fair values for merchandisable agricultural commodity inventories, inventory-related payables, and forward commodity purchase and sale contracts is complex due to the judgment involved in determining market or fair value, specifically related to determining the estimated basis adjustments, which represent the adjustment made to exchange quoted prices to arrive at the market or fair values for certain merchandisable agricultural commodity inventories, inventory-related payables, and forward commodity purchase and sales contracts. The basis adjustments are generally determined using inputs from competitor or broker quotations or market transactions and are impacted by specific local supply and demand characteristics at each facility and the overall market. Factors such as substitute products, weather, fuel costs, contract terms, and futures prices also impact these basis adjustments.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's determination of the estimated market or fair values for certain merchandisable agricultural commodity inventories, inventory-related payables, and forward commodity purchase and sale contracts. Our tests included controls over the estimation process supporting the basis adjustments.
	To test the estimated market or fair values of certain merchandisable agricultural commodity inventories, inventory-related payables, and forward commodity purchase and sale contracts, our audit procedures included, among others, evaluating (i) the Company's selection of the principal market, (ii) the inputs for the basis adjustments, and (iii) the completeness and accuracy of the underlying data supporting the basis adjustments. For example, we evaluated management's methodology for determining the basis adjustment including assessing the principal market identified and sources utilized by management to support the basis adjustment. Specifically, we compared the basis adjustments used by management to competitor and broker quotations, trade publications, and/or recently executed transactions. Further, we investigated, to the extent necessary, basis adjustments that were inconsistent with third party available information. Finally, we evaluated the adequacy of the Company's financial statement disclosures related to the estimated market or fair values of certain merchandisable agricultural inventories, inventory-related payables, and forward commodity purchase and sale contracts.

Animal Nutrition Goodwill Impairment Evaluation

Description of the Matter	At December 31, 2024, the Company's total goodwill was $4.5 billion of which $0.9 billion was assigned to the Animal Nutrition reporting unit. Goodwill is assigned to the Company's reporting units as of the acquisition date. As discussed in Note 1 and Note 9 of the Consolidated Financial Statements, goodwill is tested at the reporting unit level for impairment at least annually on October 1, or when events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company uses an income and market approach in its quantitative impairment tests and determined the fair value of the Animal Nutrition reporting unit exceeded its carrying value by 7% at the assessment date.
	Auditing the Company's Animal Nutrition goodwill impairment charge was complex and highly judgmental due to the significant estimation required in determining the fair value of the reporting unit. In particular, the fair value estimate using a weighted income and market approach was sensitive to significant assumptions such as revenue growth rates, projected EBITDA margins, and the discount rate. These significant assumptions are forward-looking and could be affected by future economic and market conditions and the performance of the Animal Nutrition reporting unit.

| How We Addressed the Matter in Our Audit | To test the estimated fair value used in the Company's Animal Nutrition reporting unit goodwill impairment charge, we performed audit procedures that included, among others, assessing the methodologies used to determine the fair value of the reporting unit and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. As it pertains to revenue growth rates and projected EBITDA margins, we compared the significant assumptions used by management to historical results and current industry and economic trends, as applicable. We assessed the historical accuracy of management's estimates. In addition, we involved our valuation specialists to assist with our evaluation of the methodology used by the Company to determine the fair value of reporting unit and testing of the significant assumptions used by management, including the discount rate. Specifically, we evaluated the components of the discount rate used by the Company with the involvement of our valuation specialists. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1930.

Saint Louis, Missouri
February 20, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Archer-Daniels-Midland Company

Opinion on Internal Control over Financial Reporting

We have audited Archer-Daniels-Midland Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Archer-Daniels-Midland Company (the Company) has not maintained effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has identified a material weakness related to the Company's accounting practices and procedures for segment disclosures. Appropriate controls were not in place for the reporting of intersegment sales and for the application of disclosure requirements within ASC 280, *Segment Reporting*. The absence of adequate controls with respect to the reporting of intersegment sales impacted the completeness and accuracy of the Company's segment disclosures and review controls over key inputs and assumptions utilized by the Company when performing the goodwill and long-lived asset impairment tests.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Revela Foods, LLC (Revela), Fuerst Day Lawson Ltd. (FDL), PT Trouw Nutrition Indonesia (PT) and Totally Natural Solutions Ltd. (TNS), which are included in the 2024 consolidated financial statements of the Company and constituted 1.0% of total assets, after excluding goodwill and intangibles assets recorded, as of December 31, 2024, and 0.4% and 1.1% of revenues and net earnings attributable to controlling interests, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Revela, FDL, PT, and TNS.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Balance Sheets of the Company as of December 31, 2024 and 2023, the related Consolidated Statements of Earnings, Comprehensive Income (Loss), Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 2024, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2024 Consolidated Financial Statements, and this report does not affect our report dated February 20, 2025, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Saint Louis, Missouri
February 20, 2025

ARCHER-DANIELS-MIDLAND COMPANY
PART II

Item 9.   **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

Item 9A.   **CONTROLS AND PROCEDURES**

Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), as of December 31, 2024. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2024, due to the material weakness described below.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

Management's assessment of the effectiveness of the Company's internal control over financial reporting did not include the internal controls of Revela Foods, LLC ("Revela"), Fuerst Day Lawson Ltd. ("FDL"), PT Trouw Nutrition Indonesia ("PT") and Totally Natural Solutions Ltd. ("TNS"), which were acquired in the year ended December 31, 2024. In accordance with the SEC guidance regarding the reporting of internal control over financial reporting in connection with an acquisition, management may omit an assessment of an acquired business' internal control over financial reporting from management's assessment of internal control over financial reporting for a period not to exceed one year from the date of acquisition. Revela, FDL, PT and TNS are included in the Company's Consolidated Financial Statements and constituted 1.0% of total assets, after excluding goodwill and intangibles assets recorded, as of December 31, 2024, and 0.4% and 1.1% of revenues and net earnings attributable to controlling interests, respectively, for the year ended December 31, 2024.

Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company's management assessed the design and operating effectiveness of the Company's internal control over financial reporting as of December 31, 2024, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2024, due to the material weakness described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. Because the control deficiency described below could have resulted in a material misstatement of its annual or interim financial statements, the Company determined that this deficiency constitutes a material weakness.

During the fourth quarter of 2023, in connection with the Investigation, the Company identified a material weakness in its internal control over financial reporting related to the Company's accounting practices and procedures for segment disclosures. The material weakness resulted from inadequate controls that allowed for certain intersegment sales to be reported at amounts that were not in accordance with ASC 606, *Revenue from Contracts with Customers*. Specifically, the Company did not have adequate controls in place around measurement of certain intersegment sales between the Company's reporting segments. In addition, appropriate controls were not in place for the reporting of intersegment sales and for the application of disclosure requirements within ASC 280, *Segment Reporting*. The absence of adequate controls with respect to the reporting of intersegment sales impacted the completeness and accuracy of the Company's segment disclosures and review controls over projected financial information utilized in goodwill and other long-lived asset impairment tests.

ARCHER-DANIELS-MIDLAND COMPANY
PART II

Notwithstanding such material weakness in internal control over financial reporting, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's Consolidated Financial Statements included in this Annual Report on Form 10-K present fairly, in all material respects, the Company's financial position, results of operations, and cash flows for the periods presented in conformity with GAAP.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2024. That report is included herein and is incorporated in this Item 9A by reference.

Remediation Plan

The Company continues to implement enhancements to its internal controls to remediate the identified material weakness in its internal control over financial reporting related to the Company's accounting practices and procedures for intersegment sales and to enhance the reliability of its financial statements with respect to the pricing and reporting of such sales. Specifically, the Company has (i) enhanced the Company's accounting policies with respect to the measurement of intersegment sales and (ii) improved its documentation of the Company's pricing guidelines for intersegment sales. In addition, the design and documentation of the execution of pricing and measurement controls for segment disclosure purposes and projected financial information used in impairment analyses have been enhanced, and testing of these controls will continue as part of the regular internal control over financial reporting process. Further, training for relevant personnel on the measurement of intersegment sales and application of relevant accounting guidance to intersegment sales and segment disclosures has been provided and remains ongoing.

While the Company believes that these efforts have improved its internal control over financial reporting, the Company will not be able to conclude whether the steps the Company has taken will remediate the material weakness in internal control over financial reporting until a sustained period of time has passed to allow management to test the design and operational effectiveness of the new and enhanced controls.

Changes in Internal Control Over Financial Reporting

The Company is undertaking upgrades to its IT platforms and, in particular, certain of its enterprise resource planning (ERP) systems on a worldwide basis, which is expected to occur in phases over the next several years. The Company did not have any further deployments of updated ERP systems during the year ended December 31, 2024.

Except for the material weakness described above and the related implementation of remediation measures, there have been no changes in internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

During the year ended December 31, 2024, the Company completed the acquisitions of Revela, FDL, PT, and TNS. As a result of the acquisitions, the Company is in the process of reviewing the internal control structures of these businesses and, if necessary, will make appropriate changes as the Company incorporates its controls and procedures into the acquired businesses.

Item 9B.   **OTHER INFORMATION**

None of the Company's directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, modified or terminated any contract, instruction, or written plan for the purchase or sale of ADM's securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act or any non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the quarter ended December 31, 2024.

Item 9C.   **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

ARCHER-DANIELS-MIDLAND COMPANY
PART III

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Certain information with respect to executive officers of the Company appears in Part I. Item 1. Business under the heading "Information about Our Executive Officers."

The other information required by this Item is set forth in "Proposal No. 1 - Election of Directors for a One-Year Term," "Code of Conduct," "Information Concerning Committees and Meetings – Audit Committee," "Report of the Audit Committee," "Delinquent Section 16(a) Reports", and "Insider Trading Policy" of the definitive proxy statement for the Company's annual meeting of stockholders to be filed on or before April 30, 2025, and is incorporated herein by reference.

Item 11.   EXECUTIVE COMPENSATION

The information required by this Item is set forth in "Compensation Discussion and Analysis," "Executive Compensation," "Compensation and Succession Committee Report," "Compensation and Succession Committee Interlocks and Insider Participation," and "Director Compensation" of the definitive proxy statement for the Company's annual meeting of stockholders to be filed on or before April 30, 2025 and is incorporated herein by reference.

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is set forth in "Principal Holders of Voting Securities," "Proposal No. 1 - Election of Directors for a One-Year Term," "Executive Officer Stock Ownership," and "Equity Compensation Plan Information at December 31, 2024" of the definitive proxy statement for the Company's annual meeting of stockholders to be filed on or before April 30, 2025 and is incorporated herein by reference.

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is set forth in "Certain Relationships and Related Transactions," "Review and Approval of Certain Relationships and Related Transactions," and "Independence of Directors" of the definitive proxy statement for the Company's annual meeting of stockholders to be filed on or before April 30, 2025 and is incorporated herein by reference.

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is set forth in "Fees Paid to Independent Auditors" and "Audit Committee Pre-Approval Policies" of the definitive proxy statement for the Company's annual meeting of stockholders to be filed on or before April 30, 2025 and is incorporated herein by reference.

ARCHER-DANIELS-MIDLAND COMPANY
PART IV

Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1)   See Part II. Item 8. Financial Statements and Supplementary Data for a list of financial statements.

(a)(2)   All schedules have been omitted because they are not required, not applicable, or the required information is otherwise included.

(a)(3)   List of exhibits

Exhibit No.	Description	SEC Document Reference
(3.1)	Composite Certificate of Incorporation, as amended.	Incorporated by reference to Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q filed on November 13, 2001.
(3.2)	Bylaws, as amended through November 2, 2022.	Incorporated by reference to Exhibit 3(ii) to the Company's Annual Report on Form 10-K filed on February 14, 2023.
4	Instruments defining the rights of security holders, including:	
(4.1)	Description of Securities of Registrant	Filed herewith.
(4.2.1) (4.2.2)	Indenture, dated as of June 1, 1986, by and between the Company and The Bank of New York Mellon (successor to JPMorgan Chase, The Chase Manhattan Bank, Chemical Bank, and Manufacturers Hanover Trust Company), as Trustee, as amended and supplemented by Supplemental Indenture, dated as of August 1, 1989, by and between the Company and The Bank of New York Mellon (successor to JPMorgan Chase, The Chase Manhattan Bank, Chemical Bank and Manufacturers Hanover Trust Company), as Trustee, relating to: the $350,000,000 – 7 1/2% Debentures due March 15, 2027, the $200,000,000 – 6 3/4% Debentures due December 15, 2027, the $300,000,000 – 6 5/8% Debentures due May 1, 2029, the $400,000,000 – 7% Debentures due February 1, 2031, the $500,000,000 – 5.935% Debentures due October 1, 2032, the $600,000,000 – 5.375% Debentures due September 15, 2035, and the $250,000,000 – 6.95% Debentures due December 15, 2097.	Indenture (Exhibit (4.2.1)) incorporated by reference to Exhibit 4(a) to the Company's Registration Statement on Form S-3 filed on June 30, 1986 (File No. 03-306721). Supplemental Indenture (Exhibit (4.2.2)) incorporated by reference to Exhibit 4(c) to Post Effective Amendment No. 3 to the Company's Registration Statement on Form S-3 filed on June 30, 1986 (File No. 03-306721).
(4.3.1) (4.3.2) (4.3.3) (4.3.4)	Indenture, dated as of September 20, 2006, by and between the Company and The Bank of New York Mellon, as successor to JPMorgan Chase Bank, N.A., as Trustee, as amended and supplemented by First Supplemental Indenture, dated as of June 3, 2008, by and between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), Second Supplemental Indenture, dated as of November 29, 2010, by and between the Company and The Bank of New York Mellon, and Third Supplemental Indenture, dated as of April 4, 2011, between the Company and The Bank of New York Mellon, relating to: the $500,000,000 – 6.45% Debentures due January 15, 2038, the $1,000,000,000 – 5.765% Debentures due March 1, 2041, and the $527,688,000 – 4.535% Debentures due March 26, 2042.	Indenture (Exhibit (4.3.1)) incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-3 filed on September 22, 2006. First Supplemental Indenture (Exhibit (4.3.2)) incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed on June 3, 2008. Second Supplemental Indenture (Exhibit (4.3.3)) incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on November 30, 2010. Third Supplemental Indenture (Exhibit (4.3.4)) incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on April 8, 2011.

116

ARCHER-DANIELS-MIDLAND COMPANY
PART IV

(4.4)	Indenture, dated as of October 16, 2012, by and between the Company and The Bank of New York Mellon, as Trustee, relating to: the $570,425,000 – 4.016% Debentures due April 16, 2043, the €600,000,000 – 1.750% Notes due June 23, 2023, the $1,000,000,000 – 2.500% Notes due August 11, 2026, the $500,000,000 – 3.750% Notes due September 15, 2047, the €650,000,000 – 1.00% Notes due September 12, 2025, the $600,000,000 – 4.500% Notes due March 15, 2049, the $1,000,000,000 – 3.250% Notes due March 27, 2030, the $750,000,000 – 3.250% Notes due September 15, 2051, the $750,000,000 – 2.900% Notes due March 1, 2032, and the $500,000,000 – 4.500% Notes due August 15, 2033	Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 17, 2012.
(4.5)	Indenture, dated as of July 26, 2023, by and between the Company and Deutsche Bank Trust Company Americas, as Trustee.	Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3 filed on July 26, 2023.
(4.6)	Copies of constituent instruments defining rights of holders of long-term debt of the Company and its Subsidiaries, other than the indentures specified herein, are not filed herewith, pursuant to Instruction (b)(4)(iii)(A) to Item 601 of Regulation S-K, because the total amount of securities authorized under any such instrument does not exceed 10% of the total assets of the Company and Subsidiaries on a consolidated basis. The Company hereby agrees that it will, upon request by the SEC, furnish to the SEC a copy of each such instrument.	
(10)	Copies of the Company's equity compensation plans, deferred compensation plans and agreements with executive officers are incorporated herein by reference pursuant to Instruction (b)(10)(iii)(A) to Item 601 of Regulation S-K, each of which is a management contract or compensation plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K, as follows:	
(10.1)	The Archer-Daniels-Midland Company Deferred Compensation Plan for Selected Management Employees I, as amended.	Incorporated by reference to Exhibit 10(iii) to the Company's Annual Report on Form 10-K for the year ended June 30, 2010.
(10.2)	The Archer-Daniels-Midland Company Deferred Compensation Plan for Selected Management Employees II, as amended and restated.	Incorporated by reference to Exhibit 10(ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2013.
(10.3)	The Archer-Daniels-Midland Company Supplemental Retirement Plan, as amended and restated.	Incorporated by reference to Exhibit 10(vi) to the Company's Annual Report on Form 10-K for the year ended June 30, 2010.
(10.4)	Second Amendment to ADM Supplemental Retirement Plan.	Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2010.
(10.5)	The Archer-Daniels-Midland Company Amended and Restated Stock Unit Plan for Nonemployee Directors, as amended.	Incorporated by reference to Exhibit 10(v) to the Company's Annual Report on Form 10-K for the year ended December 31, 2016.
(10.6)	The Archer-Daniels-Midland Company 2009 Incentive Compensation Plan.	Incorporated by reference to Exhibit A to the Company's Definitive Proxy Statement filed on September 25, 2009.
(10.7)	Form of Stock Option Agreement for U.S. Employees under the Company's 2009 Incentive Compensation Plan.	Incorporated by reference to Exhibit 10(i) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

ARCHER-DANIELS-MIDLAND COMPANY
PART IV

(10.8)	Form of Restricted Stock Unit Award Agreement for U.S. Employees under the Company's 2009 Incentive Compensation Plan.	Incorporated by reference to Exhibit 10(ii) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.
(10.9)	Form of Stock Option Agreement for Named Executive Officers under the Company's 2009 Incentive Compensation Plan.	Incorporated by reference to Exhibit 10(iii) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.
(10.10)	Form of Restricted Stock Unit Award Agreement for Named Executive Officers under the Company's 2009 Incentive Compensation Plan.	Incorporated by reference to Exhibit 10(iv) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.
(10.11)	Form of Stock Option Agreement for International Employees under the Company's 2009 Incentive Compensation Plan.	Incorporated by reference to Exhibit 10(v) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.
(10.12)	Form of Restricted Stock Unit Award Agreement for International Employees under the Company's 2009 Incentive Compensation Plan.	Incorporated by reference to Exhibit 10(vi) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.
(10.13)	Form of Performance Share Unit Award Agreement under the Company's 2009 Incentive Compensation Plan.	Incorporated by reference to Exhibit 10(vii) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.
(10.14)	Form of Performance Share Unit Award Agreement under the Company's 2009 Incentive Compensation Plan for grant to J. Luciano.	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 25, 2011.
(10.15)	Form of Nonqualified Stock Option Award Agreement for Executive Officers under the Company's 2009 Incentive Compensation Plan.	Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.
(10.16)	Form of Nonqualified Stock Option Award Agreement for U.S. Employees under the Company's 2009 Incentive Compensation Plan.	Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.
(10.17)	Form of Restricted Stock Unit Award Agreement for Executive Officers under the Company's 2009 Incentive Compensation Plan.	Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.
(10.18)	Form of Restricted Stock Unit Award Agreement for U.S. Employees under the Company's 2009 Incentive Compensation Plan.	Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.
(10.19)	Form of Restricted Stock Unit Award Agreement under the Company's 2009 Incentive Compensation Plan.	Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.
(10.20)	Form of Performance Share Unit Award Agreement under the Company's 2009 Incentive Compensation Plan.	Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.
(10.21)	ADM Employee Stock Purchase Plan.	Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 filed on May 15, 2018.
(10.22)	Archer-Daniels-Midland Company 2020 Incentive Compensation Plan.	Incorporated by reference to Annex B to the Company's Definitive Proxy Statement filed on March 25, 2020.

ARCHER-DANIELS-MIDLAND COMPANY
PART IV

(10.23)	Form of Performance Share Unit Award Agreement under the Company's 2020 Incentive Plan.	Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.
(10.24)	Form of Restricted Stock Unit Award Agreement under the Company's 2020 Incentive Plan.	Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.
(10.25)	Form of Performance Share Unit Award Agreement under the Company's 2020 Incentive Plan.	Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.
(10.26)	Form of Restricted Stock Unit Award Agreement under the Company's 2020 Incentive Plan.	Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.
(10.27)	Form of Performance Share Unit Award Agreement under the Company's 2020 Incentive Compensation Plan.	Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.
(10.28)	Form of Restricted Stock Unit Award Agreement under the Company's 2020 Incentive Compensation Plan.	Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.
(10.29)	Form of Performance Share Unit Award Agreement under the Company's 2020 Incentive Compensation Plan.	Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.
(10.30)	Form of Restricted Stock Unit Award Agreement under the Company's 2020 Incentive Compensation Plan.	Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.
(10.31)	Transition Agreement, dated as of April 19, 2024, by and between the Company and Vikram Luthar.	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 22, 2024.
(10.32)	Offer Letter, by and between the Company and Monish Patolawala.	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 10, 2024.
(19)	Insider Trading Policy.	Filed herewith.
(21)	Subsidiaries of the Company.	Filed herewith.
(23)	Consent of Independent Registered Public Accounting Firm.	Filed herewith.
(24)	Powers of Attorney.	Filed herewith.
(31.1)	Certification of Principal Executive Officer pursuant to Rule 13a–14(a) and Rule 15d–14(a) of the Securities Exchange Act of 1934, as amended.	Filed herewith.
(31.2)	Certification of Principal Financial Officer pursuant to Rule 13a–14(a) and Rule 15d–14(a) of the Securities Exchange Act of 1934, as amended.	Filed herewith.
(32.1)	Certification of Principal Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.
(32.2)	Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.
(97)	Policy Relating to Recovery of Erroneously Awarded Compensation	Incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K filed on March 12, 2024.

ARCHER-DANIELS-MIDLAND COMPANY
PART IV

(101)	Interactive Data File.	Filed herewith.
(104)	Cover Page Interactive Data File.	Formatted as Inline XBRL and incorporated by reference to Exhibit 101.

Item 16.   Form 10-K Summary

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2025

ARCHER-DANIELS-MIDLAND COMPANY

By: /s/ M. Patolawala
M. Patolawala,
Chief Financial Officer
(Principal Financial Officer and Duly Authorized Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 20, 2025, by the following persons on behalf of the Registrant and in the capacities indicated.

/s/ J. R. Luciano	/s/ T. Colbert*	/s/ D. R. McAtee II*
J. R. Luciano,	T. Colbert,	D. R. McAtee II,
Chair of the Board, Chief Executive Officer, President, and Director	Director	Director
(Principal Executive Officer)	/s/ J. C. Collins, Jr.*	/s/ P. J. Moore*
	J. C. Collins, Jr.,	P. J. Moore,
/s/ M. Patolawala	Director	Director
M. Patolawala,		
Chief Financial Officer	/s/ T. K. Crews*	/s/ D. A. Sandler*
(Principal Financial Officer)	T. K. Crews,	D. A. Sandler,
	Director	Director
/s/ M. Strader Fruit		
M. Strader Fruit,	/s/ E. de Brabander*	/s/ L. Z. Schlitz*
Vice President, Corporate Controller	E. de Brabander,	L. Z. Schlitz,
(Principal Accounting Officer)	Director	Director
/s/ M. S. Burke*	/s/ S. F. Harrison*	/s/ K. R. Westbrook*
M. S. Burke,	S. F. Harrison,	K. R. Westbrook,
Director	Director	Director

*Regina B. Jones, Senior Vice President, General Counsel, and Secretary, by signing her name hereto, does hereby sign this report on behalf of each of the above named directors of the Registrant, pursuant to the powers of attorney duly executed by such individual, copies of which are being filed with this report as exhibits.

By: /s/ R. B. Jones
R. B. Jones,
Attorney-in-Fact



COMPANY INFORMATION

Stock Exchange
ADM common stock is listed and traded on
the New York Stock Exchange
Ticker Symbol: ADM

Transfer Agent and Registrar
Hickory Point Bank and Trust, fsb
225 N. Water Street, Suite 300
Decatur, IL 62523
888-740-5512

Independent Auditors
Ernst & Young LLP, St. Louis, MO

SAFE HARBOR STATEMENT

This proxy statement and annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements herein, other than statements of historical fact, are forward-looking statements. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "outlook," "will," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All forward-looking statements are subject to significant risks, uncertainties, and changes in circumstances that could cause actual results and outcomes to differ materially from the forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions, and uncertainties, including, without limitation, those that are described in Item 1A, "Risk Factors" included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, as may be updated in subsequent Quarterly Reports on Form 10-Q. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary

materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Except to the extent required by law, ADM does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement whether as a result of new information, future events, changes in assumptions, or otherwise.

The Annual Meeting of Stockholders of the Company will be held completely virtually at www.virtualshareholdermeeting.com/ADM2025, on **Thursday, May 8, 2025, commencing at 8:00 A.M. Central Time.** Proxies will be requested by Management on or about March 25, 2025, at which time a Notice of Internet Availability of Proxy Materials or, for those who do not receive a Notice, a Proxy Statement, 2024 Annual Report on Form 10-K, and Form of Proxy, will be sent to Stockholders.

MAILING ADDRESS

ADM
77 West Wacker Drive, Suite 4600
Chicago, IL 60601
U.S.A.

800-637-5843

www.adm.com

ADM
is an equal opportunity employer.

